Form 20-F
period 2017-12-31
China Biologic Products Holdings, Inc.
filed 2018-02-28
CIK 1369868

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ___________________________ to ___________________________

Commission File No. 001-34566

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

18th Floor, Jialong International Building, 19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People’s Republic of China

(Address of principal executive offices)

David (Xiaoying) Gao, Chief Executive Officer
Telephone: +86 (10) 6598-3111
18th Floor, Jialong International Building, 19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share Preferred Share Purchase Rights	NASDAQ Global Select Market NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,611,841 ordinary shares, par value $0.0001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation ST (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐

Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Annual Report on Form 20-F

Year Ended December 31, 2017

Special Note Regarding Forward Looking Statements

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry growth and demand and acceptance of new and existing products; expectations regarding governmental approvals of our new products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements regarding future economic conditions or performance; as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of our company to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those anticipated include risks related to, among others, our ability to overcome competition from local and international pharmaceutical enterprises; decrease in the availability, or increase in the cost, of plasma; failure to renew plasma collection permits for plasma collection stations; failure to meet the GMP standard or other mandatory requirements for any of our facilities; failure to obtain PRC governmental approval to increase retail prices of certain of our biopharmaceutical products; loss of key members of our senior management; and unexpected changes in the PRC government’s regulation of the biopharmaceutical industry in China, or changes in China’s economic situation and legal environment. Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in “Item 3.D. Key Information—Risk Factors”.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, prospects, financial condition and results of operations. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Use of Certain Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	“China Biologic,” “we,” “us,” the “Company” or “our” are to China Biologic Products Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands, and, unless the context requires otherwise, its direct and indirect subsidiaries;
•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“CFDA” are to China Food and Drug Administration;
•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	“GMP” are to good manufacturing practice;
•	“MDMEL” are to Medical Device Manufacturing Enterprise License;
•	“Guizhou Taibang” are to Guizhou Taibang Biological Products Co., Ltd., a PRC company indirectly wholly owned by us, formerly known as Guiyang Qianfeng Biological Products Co., Ltd.;
•	“Huitian” are to Xi’an Huitian Blood Products Co., Ltd., a PRC company in which we hold an indirect minority equity interest;
•	“NDRC” are to the PRC National Development and Reform Commission;

•	“NHFPC” are to the PRC National Health and Family Planning Commission, formerly known as the PRC Ministry of Health;
•	“RMB” are to the legal currency of China;
•	“PFDA” are to PRC provincial food and drug administration;
•	“SEC” are to the Securities and Exchange Commission;
•	“Securities Act” are to the Securities Act of 1933, as amended;
•	“Shandong Taibang” are to Shandong Taibang Biological Products Co., Ltd., a PRC company indirectly majority owned by us;
•	“Taibang Biological” are to Taibang Biological Ltd., a British Virgin Islands company wholly owned by us, formerly known as Logic Express, Ltd.;
•	“Taibang Holdings” are to Taibang Holdings (Hong Kong) Limited, a Hong Kong company indirectly wholly owned by us, formerly known as Logic Holdings (Hong Kong) Limited;
•	“TianXinFu” are to Tianxinfu (Beijing) Medical Appliance Co., Ltd., a PRC company indirectly majority owned by us since January 1, 2018; and
•	“U.S. dollars”, “USD” or “$” are to the legal currency of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The selected consolidated statement of comprehensive income data for 2017, 2016 and 2015 and the selected balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated financial data for 2014 and 2013 and the selected balance sheet data as of December 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements not included in this report.

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes and the information contained in Item 5 “Operating and Financial Review and Prospects”.

	For the Year Ended December 31, / As of December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars in thousands, except per share data (U.S. dollars), Ordinary shares in Shareholders' equity (U.S. dollars), and share number)
Revenues	370,407	341,169	296,458	243,252	203,357
Income From Operations	135,858	143,915	132,586	111,159	86,933
Net Income	82,236	128,793	114,106	96,113	76,861
Net Income attributable to the Company	67,943	104,780	89,043	70,917	54,602
Earnings Per Share
Basic	2.40	3.79	3.40	2.85	2.05
Diluted	2.38	3.74	3.27	2.71	1.96

Total Assets	809,057	604,958	551,466	446,847	403,781
Total Current Liabilities	97,635	73,441	71,655	120,682	63,439
Total Long Term Liabilities	47,097	10,380	12,849	50,904	36,373
Ordinary Shares in Shareholders’ Equity	2,987	2,943	2,884	2,787	2,734
Outstanding Shares	27,611,841	27,172,905	26,580,349	24,806,167	25,862,040
Total Shareholders’ Equity attributable to the Company	598,192	462,200	382,343	212,087	237,692
Total Equity	664,325	521,137	466,962	275,262	303,970

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this report.

RISKS RELATING TO OUR BUSINESS

The biopharmaceutical industry in China is strictly regulated and changes in such regulations, including banning or limiting plasma products, may have a material adverse effect on our operations, revenues and profitability.

We are a biopharmaceutical company operating in China. The biopharmaceutical industry in China is strictly regulated by the government. The regulatory regime regulates the process of administrative approval of medicine and its production, and includes laws and regulations such as the PRC Pharmaceutical Law, the Implementation Rules on the PRC Pharmaceutical Law and the Regulations on the Administration of Blood Products. These laws and regulations require entities producing plasma products to comply strictly with certain hygienic standards and specifications promulgated by the government. In the event that a plasma product is discovered to be not compliant with the government’s hygienic standards and specifications, the health department may revoke its approval of such plasma product, or otherwise limit the use of such plasma product. Changes in these laws and regulations, including banning or limiting plasma products, could have a material adverse effect on our operations, revenues and profitability.

If the biopharmaceutical products we sell are found to be contaminated, our operation, revenues and profitability would be severely and adversely affected and we may be subject to civil and criminal liabilities.

The principal raw material of our existing and planned biopharmaceutical products is human source plasma, which, due to its unique nature, is subject to risks of contaminations and blood-borne diseases. In addition, current technology cannot eliminate entirely the risk of biological hazards inherent in plasma that are not currently known or for which screens are not currently commercially available, which could result in a widespread epidemic due to blood infusion. If any of our human donors is infected with diseases, then the plasma from such donor may be infected. Although we pre-screen all donors in order to ensure that they are not infected with HIV and hepatitis C and have not contracted liver disease, screening tests may fail to identify and exclude from our supply the plasma from infected donors due to technical limitation and human errors. In addition, we purchase source plasma from Xinjiang Deyuan Bioengineering Co., Ltd., or Xinjiang Deyuan. Although we perform screening tests on the purchased plasma before putting it into production, we may fail to identify contaminated plasma from Xinjiang Deyuan due to the technical limitation and/or human errors. If any contaminated plasma is not appropriately screened out, our entire plasma supply for the relevant plasma collection station may become contaminated. If the plasma from our collection or purchased from Xinjiang Deyuan is contaminated and we sell biopharmaceutical products made from such plasma, we could be subject to civil liability from suits brought by consumers. Further, we may lose our registration and have criminal liability if we are found by the government to have been criminally negligent. If this occurs, our business, prospects, results of operations and financial condition will be materially and adversely affected.

If our supply of quality plasma is interrupted, our results of operations and profitability will be adversely affected. In addition, if we experience any shortage of raw materials in the future, we may be unable to proceed with our long-term business plan and we may be forced to curtail or cease our operations or further business expansion.

The production of plasma products relies on the supply of plasma of suitable quality. For 2017, 2016 and 2015, the cost of plasma we used for production accounted for approximately 80.9%, 81.5% and 82.3%, respectively, of total production cost. The supply and market prices of plasma may be adversely affected by factors such as heightened or new regulatory restrictions, higher living standards or outbreaks of diseases, any of which would affect our costs of production. We may not be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or market prices of plasma may adversely affect our results of operations and profitability.

Our production volume, capacity utilization and future expansion are affected by a contraction in the supply of raw materials, especially plasma. In addition to the plasma collected from our own plasma collection stations, we also outsource plasma from Xinjiang Deyuan pursuant to a cooperation agreement entered into in August 2015. Under this cooperation agreement, Xinjiang Deyuan agreed to sell to us no less than 500 tonnes of source plasma in batches over a three-year period ending August 2018. As of December 31, 2017, 449 tonnes of plasma have been delivered to us. We cannot assure you, however, that Xinjiang Deyuan will always deliver the source plasma on schedule or such plasma will always pass our quality inspection. In addition, we have not negotiated with Xinjiang Deyuan about extending the contract and there is possibility that such contract might not be extended after August 2018. If we experience any shortage of plasma supply or fail to secure sufficient plasma supply for our production, we may not be able to fully utilize our production capacity or proceed with our expansion plans.

We may not be able to carry on our business if we lose any of the required permits and licenses.

Shandong Taibang, Guizhou Taibang, and Huitian, a company in which we hold an indirect minority equity interest, are required to obtain from various PRC governmental authorities certain permits and licenses, including permits for pharmaceutical manufacturing and GMP certificates for each of our production facilities, as well as pharmaceutical distribution permits.

Our newly acquired TianXinFu is also required to obtain certain permits and licenses, including registration certificate of medical devices and Medical Device Manufacturing Enterprise License (“MDMEL”) for its production activities, as well as a medical device distributing enterprise license.

We have obtained permits and licenses and GMP certificates as well as MDMEL required for the manufacturing and sales of our products. Our permits and licenses are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities, and the compliance standards may be subject to change from time to time. We intend to apply for the renewal of such permits and licenses when required by applicable laws and regulations. However, we cannot guarantee that we will be able to renew such permits and licenses in a timely manner, or at all. If we are unable to renew our permits and licenses or fail an inspection which would impair our permits and licenses, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, any changes in compliance standards, or any new laws or regulations that may prohibit or restrict our business activities or increase our compliance costs may adversely affect our operations and profitability.

We may fail to obtain, maintain or renew required licenses and permits for our plasma collection stations. In addition, if we fail to adequately monitor our plasma collection stations, follow proper procedures or comply with safety requirements, we may be subject to sanctions by the government, civil and criminal liability.

We currently operate thirteen plasma collection stations (including one branch collection facility) through Shandong Taibang and two plasma collection stations through Guizhou Taibang. Huitian, a company in which we hold a minority interest, operates three plasma collection stations in Shaanxi Province. To enable growth in our sales, we are seeking opportunities to build more plasma collection stations. In October 2014, we received the regulatory approval to build two new plasma collection stations in Xinglong and Daming Counties, respectively, in Hebei Province. In June 2016, we received the operating permit for and commenced operations at our new plasma collection station in Xinglong County. In December 2016, we received the regulatory approvals to build a new plasma collection station in Ju County in Shandong Province and to build a branch collection facility in Feicheng County to operate under our Ningyang plasma collection station in Shandong Province. In December 2017, we received the operating permit for and commenced operations at our new plasma collection station in Ju County. In February 2018, we received the regulatory approval to build a new plasma collection station in Wenchang City of Hainan Province. The operation of plasma collection stations, however, is highly regulated and we cannot assure you that we will be able to obtain, maintain and renew the required licenses and permits for existing and new plasma collection stations in desirable locations or in a timely manner, if at all. For example, we have experienced difficulties and delays in renewing the business licenses and collection permits for five existing plasma collection stations we acquired in Guizhou Province. While we monitor our plasma intake procedures through frequent unscheduled inspections of our stations, there remain risks that our plasma collection stations may fail to comply with hygiene and procedural requirements for plasma screening, collection, storage and tracking. If we fail to comply with any of these requirements, we may lose our plasma collection permits or incur criminal liability if we are found by the government to have been criminally negligent. In the case of plasma contamination, we may also be subject to civil liability from suits brought by consumers of our biopharmaceutical products. In addition, failure to comply with hygiene and procedural requirements may cause harm to donors, who may contract diseases from other donors, among other things. Any such incident may subject us to government sanctions, civil or criminal liabilities. If any of these events were to occur, our business, reputation and prospects would be materially and adversely affected.

Our operations, sales, profit and cash flow will be adversely affected if our plasma products fail to pass inspection in a timely manner.

The PRC government inspects each batch of our plasma products before we can ship it to our customers. The CFDA has quality standards which require the regulators to assess, among other things, the appearance, packing capacity, thermal stability, pH value, protein content and purity of the product. We must strictly comply with relevant rules and regulations throughout the lifecycle of each product including plasma collection, delivery, production and packaging. Government regulators typically take more than a month to inspect one batch of plasma products. The process begins when the regulator randomly selects samples of our products and delivers them to the PRC National Institute for the Control of Pharmaceutical and Biological Products, or NICBPB, for testing, and the process ends when the products are given final approval by NICBPB. In the event that the regulators delay the approval of or reject our products or change the requirements such that we are unable to comply, our operations, sales, profit and cash flow will be adversely affected.

Current or worsening economic conditions may adversely affect our business and financial condition.

We currently generate sufficient operating cash flows which provide us with significant working capital. However, any uncertainty arising out of economic conditions may affect our ability to manage normal relationships with our customers, suppliers and creditors and adversely affect our results of operations, cash flows and financial condition, or those of our customers, suppliers and creditors. Current or worsening economic conditions may adversely affect the ability of our customers to pay for our products, and curtail their spending on healthcare generally. This could result in a decrease in the demand for our products, declining cash flows, longer sales cycles, slower adoption of new technologies and increased price competition. These conditions may also adversely affect certain of our suppliers, which could cause a disruption in our production capacities. Such reductions and disruptions could have a material adverse effect on our business operations.

Our inability to successfully research and develop new biopharmaceutical products could have an adverse effect on our future growth.

We believe that the successful development of biopharmaceutical products can be affected by many factors. Products that appear to be promising in the early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for any new medicine is a relatively lengthy process. In our experience, the process of conducting research and various tests on new products before obtaining a new medicine certificate from the CFDA and subsequent procedures may take approximately three to five years, or even longer. For example, in October 2017, we received from the CFDA approval for commercial manufacturing and the GMP certificate of human fibrinogen product, for which the pre-clinical research started in 2008 and the approval for Phase III clinical trials was received in 2012. We cannot assure you that our future research and development projects will be successful or that they will be completed within the anticipated time frame or budget. Also, we cannot guarantee that we will receive the necessary approvals from relevant authorities for the production of our newly developed products. Even if such products could be successfully commercialized, we cannot assure you that they will be accepted by the market as anticipated.

As mandated by a CFDA notice promulgated on July 22, 2015, all pharmaceutical enterprises that are in the process of registration application are required to inspect the data from the clinical trials and report the inspection results to the CFDA and to withdraw the registration application should any deficiency surface from such inspection.

From July 22, 2015 to August 25, 2015, 1,622 registration applications underwent self-inspection, after which 67% continued with data submission, 20% were withdrawn, and 12% were accompanied by a request to waive the clinical trials.

The three typical reasons for application withdrawals include:

•	insufficiency of application documents;

•	quality issue uncovered from trial data;

•	voluntary withdrawal to improve the quality of clinical trial data.

We withdrew the registration application for human hepatitis B immunoglobulin (pH4) for intravenous injection as a result of our self-inspection in December 2015 with the aim to improve the quality of clinical trial data.

Given the uncovered quality issues and rising costs for clinical trials, certain small drug manufacturers may face increased difficulty in submitting new registration applications, which could accelerate the CFDA’s overall review process. We cannot assure you, however, that our registration applications will benefit from this new CFDA practice. Our new product launches might be delayed or aborted due to our withdrawal in December 2015 and any forced or voluntary withdrawal of our other products in the process of registration application in the future should quality issues be uncovered from the inspection of the relevant clinical trial data. Such delay or abortion could have a material adverse effect on our results of operations, financial condition and prospects.

We do not have discretion to increase the prices of certain of our products, which are subject to the regional government tendering mechanism and/or reimbursement ceilings.

Prices of certain pharmaceutical products were subject to various price-related regulations. Effective on June 1, 2015, the NDRC removed the retail price ceilings for all drug products (except for anesthetics and category I antipsychotics) in China. However, even after the NDRC removed the price ceiling, the pricing of our products is still subject to provincial and local tendering mechanisms where we compete with other manufacturers in the price and quality of plasma products. Among our plasma products, tetanus immunoglobulin, Factor VIII and PCC are included on the life-saving EDL in most Chinese provinces, for which drug procurement was prioritized and the hospitals are allowed to directly purchase drugs from manufacturers through an on-line procurement process. Other products such as albumin and IVIG are subject to tendering process in most provinces. In 2017, PRC central government implemented a series of healthcare reform measures, and regional governments adopted various forms of tendering policies accordingly. We have experienced significant delay in tendering progress in certain regions, primarily due to post-tender price negotiation at city-level hospitals. To date, the respective tendering in the two regional markets where we have the most presence has not been completed yet. Although currently there is no standardized tendering rule for plasma products across the country, some provinces may adopt a policy of on-line disclosure of tendering prices, which may narrow the differences in tenders among different provinces and make the tendering practice more uniform across the country. This may increase the price pressure since provinces intend to benchmark to the lowest nationwide prices.

In addition, retail prices of pharmaceutical products fully or partially covered under the national insurance system are also affected by the reimbursement ceilings set out in the NDRL, which may be adjusted by the NDRC from time to time. A new edition of NDRL was launched in February 2017. Seven of our principal products (namely human albumin, IVIG, human rabies immunoglobulin, human tetanus immunoglobulin, factor VIII, PCC and human immunoglobulin) are included in the NDRL. Moreover, the reimbursable amount for each drug under the provincial drug reimbursement list is subject to each provincial social security funding situation and could be adjustable periodically. These reimbursement ceilings put pressure on the manufacturers’ pricing of the relevant products. See “Item 4.B. Information on the Company—Business Overview—Business—Regulation” for further details.

Because of the tender process and the reimbursement ceiling for certain of our products, we do not have discretion to increase the prices we charge our customers and distributors for such products above certain levels. We may not be able to increase our prices even if the cost of manufacturing our products increases as a result of increases in the cost of raw materials or other costs, and, our revenue and profitability would be adversely affected. If the margin of any of these products becomes prohibitively low, we may stop manufacturing such product, which may further adversely affect our revenue and profitability.

Our ability to increase the prices of our products is limited by general market conditions and intense competition.

Our pricing practices may also be affected by the general market conditions and intense competition. To the extent the demand for our products declines or competition intensifies, we may decide to respond by reducing our prices in order to capture the declining market demand and maintain the competitiveness of our products. See also “—We are subject to intense competition and may encounter increased competition from both local and overseas pharmaceutical enterprises if PRC regulators relax the approval process for plasma products or international trade restrictions. A change in our competitive environment could adversely affect our profitability and prospects” below. If the margin of any of our products becomes prohibitively low, we may stop manufacturing such product, which may further adversely affect our revenue and profitability.

Our ability to distribute our products is limited by PRC healthcare reform measures.

In early 2017, the PRC government initiated a series of healthcare reform measures, including the two-invoice policy in drug distribution channel, the prohibition on drug sale mark-ups in public hospitals, and the limitation on the ratio of drug sale revenue to total revenue in public hospitals.

The two-invoice policy system in the pharma supply chain was designed to limit the number of distribution layers between pharmaceutical manufacturers and hospitals with the aim of stabilizing drug prices and enhancing transparency. All provinces in China have provided detailed guidelines and the majority of the provinces have commenced formal implementation of such policy. Many plasma product manufactures used to sell their products through multiple layers of distributors. Under the new two-invoice policy, manufacturers can only sell products to one layer of distributors (with one invoice issued), which then directly sell to the hospital customers (with the second invoice issued). As a result, many regional smaller distributors who have less access to hospital customers are no longer able to continue their businesses. This in turn intensifies competition among plasma product manufacturers for access to competent large distributors.

Also as part of the healthcare reform, the central government requires all public hospitals to cancel the 15% mark-ups on drug sales which used to be allowed. All public hospitals in China have implemented this policy. We have seen a substantial shortfall of public hospitals’ operational funding after the implementation of this policy and we believe that this policy will negatively impact hospitals’ incentive to purchase drugs.

In addition, the central government mandated each public hospital’s drug sales revenue to be no more than 30% of its total revenue. As most of our products have high unit prices, we have experienced a reduction in the purchase volumes of our products by many hospitals.

All three measures could negatively impact the potential sales volume and price increase of our products. Furthermore, we cannot assure you that the government will not mandate more healthcare reform regulations that may have a negative impact on us.

Furthermore, on January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products. Although their products have not been severely impacted by the above mentioned healthcare reform measures, we cannot ensure that they will not be subject to any new measures taken by the government. For example, the government might extend the scope of the healthcare reform measures from drug sales to medical material sales.

If reimbursement or other payment for our current or future products is reduced or modified in the PRC, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, then our business could suffer.

Sales of our products depend, in part, on the extent to which the costs of our products are paid by public payers. These public payers mainly consist of local governments which reimburse the medicines covered by the NDRL. The local governments update the NDRL on a regularly basis and may remove certain medicines from the NDRL. These public payers may also reduce the reimbursement amounts for certain medicines under the NDRL These measures by local governments may limit, reduce or eliminate payments for our products and adversely affect both pricing flexibility and demand for our products.

Legislation and regulations affecting reimbursement for our products may change at any time and in ways that may be adverse to us. We cannot predict the impact of these pressures and initiatives, or any negative effects of any additional regulations that may affect our business.

Some of our owned or leased properties have title defects or non-compliance, which could adversely affect our business operations.

Some of our owned or leased properties have title defects or non-compliance. For example, we use properties built on collectively owned rural land for one of our plasma collection stations. We are also in the process of obtaining the property ownership certificate for another one of our plasma collection stations. Although such title defects and non-compliance have not adversely affected our business operations, we cannot assure you that we will be able to rectify such defects and non-compliance in a timely manner or at reasonable costs, if at all. For example, under PRC laws, collectively owned rural land may not be used for commercial purposes and we may be required to vacate and seek other space to house our collection facilities. For the collection station built on collectively owned rural land, under the lease agreement for the collectively owned rural land among us, the local government and the economic collective which owns the land, the economic collective is required to assist us in securing legal rights to use such land. If the economic collective fails to perform its obligations under the lease agreement, or the lease agreement is deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding the land otherwise arise, we may be required to relocate our collection station. Any disputes or claims relating to our owned or leased properties or land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations. In addition, we may not be able to secure alternative sites and properties, if required, in a timely manner or at reasonable costs, which could adversely affect our business operations.

Our financial position and operations may be materially and adversely affected if our product liability insurance does not sufficiently cover our liabilities.

Under current PRC laws, manufacturers and vendors of defective products in China may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, which became effective in 1987, a defective product that causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability.

The Product Quality Law of the PRC, or the Product Quality Law, was enacted in 1993 and revised in 2000. The Product Quality Law was enacted to protect the rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Under the Product Quality Law, manufacturers who produce defective products may be subject to fines and production suspension, and in severe cases, be subject to criminal liability and may have their business licenses revoked.

The PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers’ Rights Law, was enacted in 1993 to further protect the legal rights and interests of consumers in connection with the purchase or use of goods and services. All businesses, including our business, must observe and comply with the Consumers’ Rights Law.

The Tort Liability Law of the PRC was enacted in December 2009, which imposes liability on manufacturers for damages caused by defects in their products. If the defects are caused by third parties such as transporters or storekeepers, manufactures may be entitled to claim for indemnification or contribution from such third parties for making compensation to the consumers.

We maintain two product liability insurance policies for sales in China for Shandong Taibang and Guizhou Taibang’s products in the amount of $3.1 million (RMB20 million) each. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

Product liability claims or product recalls involving our products could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma products. Plasma is a biological substance that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, our plasma and plasma products, if not properly collected, tested, pathogen-inactivated, processed, stored or transported, could cause serious disease and possibly death to patients. Further, there are viral and other infections of plasma which may escape detection using current testing methods and which are not susceptible to inactivation methods. Any infection of disease by persons using our products could result in claims against us. Since our establishment in 2002, we have been subject to four lawsuits filed by patients who were treated with our products and received blood and/or plasma transfusions. In all of these four cases, we were ordered to contribute a portion of the compensation for the patients even though the courts did not find that our products were defective or caused the patients’ illness. The required contribution by us was immaterial in these four cases. We cannot assure you that there will be no future claims against us or that we will always succeed in defending against such claims. Furthermore, the presence of a defect in a product could require us to carry out a recall of such product.

A product liability claim, regardless of merit or eventual outcome, or a product recall could result in substantial financial losses, civil and criminal liabilities, administrative sanctions, revocation of business and product permits and licenses, negative reputational repercussions and an inability to retain customers. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

We are subject to intense competition and may encounter increased competition from both local and overseas pharmaceutical enterprises if PRC regulators relax the approval process for plasma products or international trade restrictions. A change in our competitive environment could adversely affect our profitability and prospects.

We face intense competition from local and foreign entities that manufacture and sell products that compete with ours in China. These competitors may have more capital, better research and development resources, expanded manufacturing and marketing capabilities and more experience than we do. The plasma-based biopharmaceutical manufacturing industry in China is highly regulated, and although we believe that compliance with the regulatory requirements pose a competitive barrier to enter into the Chinese market, over time, however, there may be new entrants. If the government relaxes these restrictions and allows more competitors to enter into the market, these competitors may have more capital, better research and development resources, more manufacturing and marketing capability and experience than us. Our operating results and financial condition may be adversely affected if competition intensifies, competitors reduce prices to gain market share, or competitors develop new products having comparable medicinal applications or therapeutic effects which are more effective or less costly than ours.

In addition, we also face competition from imported products. Since 2009, there has been a substantial increase in volume of imported human albumin in China, which competes in domestic human albumin market. In addition, we compete with foreign biopharmaceutical manufacturers that set up production facilities in China and compete directly with us. The increased supply of both domestic and foreign biopharmaceutical products in China may result in lower sales or lower prices for our products. We cannot assure you that we will remain competitive or that our profitability and prospects will not be adversely affected.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our success, to a certain extent, is attributable to the expertise and experience of our senior management and key research and technical personnel who carry out key functions in our operation. If we lose the service of any of our senior management or key research or technical personnel or fail to attract additional personnel with suitable experience and qualification, our business operations and research capability may be adversely affected.

We have a secondment agreement with the Shandong Institute, which is expected to terminate upon its future privatization, for certain of our employees. If the secondment agreement is breached or terminated, it could have an adverse effect on our operations and on our financial results.

Shandong Institute provided us with 41 of our employees, including certain key management personnel, out of our total of approximately 1,912 employees as of December 31, 2017, pursuant to a secondment agreement dated October 28, 2002, between Shandong Taibang and the Shandong Institute. Pursuant to the secondment agreement, we are responsible for the salaries of these employees, as well as for their social benefits such as insurance. Our secondment agreement with the Shandong Institute will expire on the earlier of October 2032 or the privatization of the Shandong Institute, which was originally scheduled to occur before the end of 2008. However, the privatization of the Shandong Institute has been delayed indefinitely due to delay by the Shandong Department of Health in implementing the privatization plan. Upon expiration or termination of the secondment agreement, we plan to hire the seconded employees directly. However, we cannot assure you that all of the employees will accept our employment offers at that time. Guangli Pang, Shandong Taibang’s chief executive officer, is employed through the secondment agreement. Although none of our seconded employees have indicated that they do not plan to continue working for us after the privatization, if the secondment agreement is terminated or expires and we are unable to hire those employees or their replacements on time, our operations, as well as our financial results, may be materially and adversely affected.

We may not realize the anticipated benefits of our acquisition of TianXinFu.

We may face unknown challenges in integrating the business of TianXinFu with our existing business to realize the anticipated benefits of our acquisition of TianXinFu. For example, we may not be able to effectively utilize TianXinFu’s sales network and marketing expertise to promote the sale of our existing plasma products due to the sales team’s lack of familiarity with our plasma products and the plasma markets or due to any loss of key sales personnel. Furthermore, we may not be able to introduce our plasma products as perioperative therapeutics to surgical departments covered by TianXinFu as planned. If we fail to realize the anticipated benefits from this acquisition, our liquidity, results of operations, financial condition and share price may be adversely affected. In addition, at times, the attention of certain members of our management and resources may be focused on the integration of the businesses and diverted from day-to-day business operations, which may disrupt our business.

The acquisition of TianXinFu may negatively impact our financial results.

The acquisition of TianXinFu will be accounted for under the acquisition method of accounting and the assets acquired and liabilities assumed will be recorded at their respective fair values at the acquisition date. The excess of the purchase price over those fair values, if any, will be recorded as goodwill. If the value of goodwill or intangible assets becomes impaired in the future, we may incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on our operating results. In addition, we will derive a portion of our continuing revenues and earnings per share from the operation of TianXinFu after the acquisition. Therefore, any negative impact on the operations of TianXinFu could potentially harm our operating results.

We have limited experience in operating the business of regenerative medical biomaterial products.

We have been principally engaged in the research, development, manufacturing and sales of plasma products in China, while our newly acquired business of TianXinFu focuses on the manufacturing and sale of regenerative medical biomaterial products, mainly artificial dura mater and spinal dura mater products. Our lack of familiarity with the regenerative medical biomaterial industry may make it difficult for us to anticipate the demands and preferences in the market and to develop products that meet the requirements and preference of customers in a timely and cost-effective manner, or at all. As a result, the operating results of TianXinFu may be less desirable than our expectations, which in turn may negatively impact our overall financial position.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property or proprietary information.

We regard our intellectual property, particularly our patents and trade secrets, to be of considerable value and importance to our business and our success. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements to protect our intellectual property rights. Failure to protect our intellectual property rights could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our patents and trade secrets, could result in the expenditure of significant financial and managerial resources.

As of December 31, 2017, we held 65 issued patents and had 16 pending patent applications in China for certain manufacturing processes and packaging designs. We may not be able to successfully obtain the approval of the PRC authorities for our patent applications. As of December 31, 2017, we also had eight trademarks registered in China.

While we are not aware of any infringement on our intellectual property and we have not been notified by any third party that we are infringing on their intellectual property, our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technologies and operate without infringing upon the intellectual property rights of others. Policing unauthorized use of proprietary technologies is difficult and expensive. The steps we have taken may not be adequate to prevent unauthorized use of our intellectual property rights.

The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to tighten up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many more developed countries, including the United States, and the enforcement of such laws and regulations in China has not achieved the levels reached in those countries. The administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and noncompliant infringement.

We also rely on confidentiality agreements with our management and employees to protect our confidential proprietary information. However, the protection of our intellectual property may be compromised as a result of:

•	departure of any of our management members or employees in possession of our confidential proprietary information;

•	breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

•	infringement by others of our proprietary information and intellectual property rights; or

•	refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may have a material adverse effect on our operations.

We cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate or that third parties will not infringe on or misappropriate our patents, trademarks, confidential proprietary information or similar proprietary rights. Litigation may be necessary to enforce our intellectual property rights and the outcome of any such litigation may not be in our favor. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we cannot guarantee that we would be able to halt any unauthorized use of our intellectual property through litigation in a timely manner.

Furthermore, we cannot assure you that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. If we are unsuccessful in defending against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.

Finally, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our business.

Our plasma products are manufactured at our production facilities located in Tai’an, Shandong Province and Guiyang, Guizhou Province in China. TianXinFu’s manufacturing of regenerative medical biomaterial products primarily operates in Beijing. While we have not in the past experienced any calamities which disrupted production, any disruption in the supply of utilities, in particular, electricity or power supply, or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would severely affect our production and have a material adverse effect on our business, financial condition and results of operations.

We maintain insurance policies covering losses with respect to damages to our properties and products. We do not have insurance coverage for most of our inventories of raw materials or business interruption. We cannot assure you that our insurance would be sufficient to cover all of our potential losses.

If we do not maintain strong financial controls, investor confidence in us may decline and our stock price may decline as a result.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of our company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements must also attest to the operating effectiveness of our company’s internal controls.

A report of our management and attestation by our independent registered public accounting firm is included in our annual report on Form 20-F for the year ended December 31, 2017. Our management has concluded that our internal controls over financial reporting as of December 31, 2017 were effective. We have in the past discovered, and may in the future discover, material weakness in our internal controls. For example, we identified material weaknesses related to review controls on the accounting for income taxes and derivative instrument valuation as described under Item 9A of our annual report on Form 10-K for year ended December 31, 2010, which were subsequently remediated in 2011 as described under Item 9A of our annual report on Form 10-K for the year ended December 31, 2011. However, we cannot guarantee that these remedies will continue to be effective. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. This could reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively affect the trading price of our ordinary shares.

We are treated as a U.S. corporation for U.S. federal tax purposes.

Pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we are treated as a U.S. corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal corporate income tax as if we were incorporated in the United States. U.S. Holders, as defined below, should consult their tax advisers regarding the U.S. federal income tax consequences of holding our ordinary shares in their particular circumstances.

The recently enacted tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act,” or the TCJA, which significantly amends the Code. The TCJA, among other things, reduces the U.S. corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limits the tax deduction for interest expense to 30% of adjusted earnings, eliminates net operating loss carrybacks, imposes a one-time tax on offshore earnings at reduced rates regardless of whether they are repatriated, allows immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifies or repeals many business deductions and credits. We continue to examine the impact these changes may have on our business. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the TCJA is uncertain and our business and financial condition could be adversely affected. The impact of the TCJA on holders of our ordinary shares is also uncertain and could be adverse. This Form 20-F does not discuss the TCJA or the manner in which it might affect us or our shareholders. We urge our shareholders to consult with their legal and tax advisers with respect to the TCJA and the potential tax consequences of investing in our ordinary shares.

RISKS RELATING TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the PRC government have had a positive effect on the economic development of the country. The reformed economic infrastructure and legal systems, however, may be subject to abrupt adjustments by the government. These adjustments, especially in the following areas, could either benefit or damage our operations and profitability:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	International trade restrictions; and

•	International conflict.

The PRC economy differs from the economies of most member countries of the Organization for Economic Cooperation and Development, or the OECD, in many ways. For example, state-owned enterprises still constitute a large portion of China’s economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the PRC economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in China. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy and any regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to use our revenue effectively.

Substantially all of our sales are denominated in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or other payments in U.S. dollars. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investments and loans, is subject to governmental approval and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividends we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, RMB has no longer been pegged to U.S. dollars. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against U.S. dollars in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollars appreciate against RMB, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer. In addition, if our sales to international customers grow, we will be increasingly subject to the risk of foreign currency depreciation.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends to you and otherwise fund and conduct our business.

Substantially all of our profits are generated by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10.0% of their annual after-tax profits determined in accordance with PRC generally accepted accounting principles to a statutory general reserve fund until the amounts in such fund reach 50.0% of their registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit the ability of our PRC subsidiaries to distribute profits to us or otherwise materially adversely affect us.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle, or Circular 37, which was promulgated by SAFE, and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the Overseas SPV’s PRC resident shareholder, name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division.

We have requested the beneficial holders of our ordinary shares who are PRC residents to register with the relevant branch of SAFE in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries pursuant to Circular 37 or the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, as the case may be. Because of uncertainty over how Circular 37 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 37 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 37. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. Failure of our present or future PRC resident beneficial holders to comply with Circular 37 could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our PRC subsidiaries to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations.

In August 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or Circular 10, which became effective in September 2006 and was amended in June 2009. This regulation, among other things, governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, Circular 10 requires the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with Circular 10 is likely to be more time-consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to Circular 10, our ability to engage in business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.

Circular 10 allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the PRC Ministry of Commerce, or MOFCOM, and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our shareholders’ economic interests.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law, or the EIT Law, and its implementing rules became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, SAT issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation on non-PRC enterprise or group controlled by a PRC enterprise or a PRC enterprise group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (1) its senior management in charge of daily operations reside or perform their duties mainly in China; (2) its financial or personnel decisions are made or approved by bodies or persons in China; (3) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (4) at least half of its directors with voting rights or senior management often reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25.0% on its worldwide income and must pay a withholding tax at a rate of 10.0% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise not controlled by a PRC enterprise or a PRC enterprise group. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises available. Therefore, it is unclear how the PRC tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by PRC tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25.0% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-PRC source income would be subject to PRC enterprise income tax at a rate of 25.0%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10.0% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, dividends paid by us to non-PRC shareholders may be subject to PRC withholding tax and gains on dispositions of our shares by non-PRC shareholders may be subject to PRC tax. In that case, the tax rate would be 10.0% in the case of non-PRC enterprise shareholder or 20.0% in the case of non-PRC individual shareholder. Finally, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

SAT released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698 has the effect of taxing foreign companies on gains derived from the indirect sale of a PRC company. Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction that has an effective tax rate of less than 12.5% or does not tax foreign income of its residents, the foreign investor must report this indirect transfer to the tax authority in charge of that PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10.0%.

SAT subsequently released public notices to clarify issues relating to Circular 698, including the Announcement on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-resident Enterprises, or SAT Notice 7, which became effective on February 3, 2015. SAT Notice 7 abolished the compulsive reporting obligations originally set out in Circular 698. Under SAT Notice 7, if a non-resident enterprise transfers its shares in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed as indirect transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed as a withholding agent with the obligation to withhold and remit the enterprise income tax to the competent PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the economic essence of the transferred shares, the economic essence of the assets held by the overseas holding company, the taxability of the transaction in offshore jurisdictions, and economic essence and duration of the offshore structure. SAT Notice 7 also sets out safe harbors for the “reasonable commercial purpose” test. SAT Notice 7 contains an exemption for transfers of shares of a holding company listed outside the PRC, when the shares are acquired and sold in the public market.

However, uncertainties exist on testing the reasonable commercial purpose. For example, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, we may become at risk of being taxed under Circular 698 and the related SAT notices and we may be required to expend valuable resources to comply with Circular 698 and the related SAT notices or to establish that we should not be taxed under Circular 698 and the related SAT notices, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other U.S. laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the relevant statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. PRC anti-corruption laws also strictly prohibit bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Particularly, most of the hospitals and inoculation centers in China are state-owned entities, whose employees may be recognized as foreign government officials for the purpose of FCPA. Therefore, any payments, expensive gifts or other benefits provided to an employee of the state-owned hospital or inoculation center may be deemed violation of FCPA. Violations of FCPA or PRC anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, prospects, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability under FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In recent years, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed the “reverse merger” transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed PRC-based companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and our business operations will be severely impacted and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in China. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located has conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business take place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our Company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise scrutinized by any local regulator.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

Substantially all of our sales are to customers in China, and we have all of our operations in China. Like many U.S. companies with significant operations in China, our independent registered public accounting firm is located in China.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC, and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, Chinese member firms of “Big four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent registered public accounting firm. A delinquency in our filings with the SEC may result in NASDAQ initiating procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospects.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual report is located in China. The PCAOB currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in our annual reports filed with the SEC. Our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual reports is located in China. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of an auditor’s work papers in China makes it more difficult to evaluate the effectiveness of any of our auditor’s audit procedures or quality control procedures that may be located in China as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

RISKS RELATING TO OUR ORDINARY SHARES

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community, including negative publicity and short seller reports that make allegations against us, even if unfounded;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

•	customer demand for our products;

•	investor perceptions of our industry in general and our Company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders;

•	additions or departures of key personnel; and

•	investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual shareholders or their family members.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our Company at a time when you want to sell your interest in us.

The provisions in our currently effective memorandum and articles of association and our preferred shares rights agreement might discourage, delay or prevent a change of control of our Company or changes in our management and, therefore depress the trading price of our ordinary shares.

Our amended and restated memorandum and articles of association adopted on July 21, 2017 contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors, rather than to attempt a hostile takeover.

These provisions include, among others:

•	the right of our board of directors to issue preferred shares without shareholder approval;

•	division of our board of directors into three classes with staggered terms;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings; and

•	requiring special resolution of the shareholders vote to amend certain provisions of the memorandum and articles of association.

On February 22, 2017, our board of directors adopted a preferred shares rights agreement between us and the Securities Transfer Corporation, as the rights agent, which was amended and restated on July 28, 2017 (the “Rights Agreement”). The Rights Agreement provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a fraction of a share of series A participating preferred share for each ordinary share they own. Such preferred share purchase rights are triggered by the earlier to occur of (1) 10 business days (or a later date determined by our board of directors before the rights are separated from our ordinary shares) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15.0% or more of our outstanding ordinary shares or (2) 10 business days (or a later date determined by our board of directors before the rights are separated from our ordinary shares) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. The issuance of preferred shares pursuant to the Rights Agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Our board of directors had previously adopted similar preferred shares rights agreements on November 19, 2012, which expired on November 20, 2014 and on January 8, 2015, which expired on January 8, 2017. For more information about the Rights Agreement, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Preferred Shares Rights Plan.”

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our ordinary shares. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ordinary share, or publishes unfavorable research about us, the price of our ordinary shares may decline. If one or more of these analysts or agencies cease to cover our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ordinary shares or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, U.S.-listed healthcare companies may affect the volatility in the price of and trading volume for our ordinary shares. In recent years, a number of PRC-based companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of the securities of these PRC-based companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may affect the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. We cannot assure you that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

You may have difficulty enforcing judgments against us.

We are an exempted company incorporated under the laws of the Cayman Islands. Most of our assets are located in China and most of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States and substantially all the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon our PRC operations and these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

There is also uncertainty as to whether the PRC courts would recognize or enforce judgments of U.S. courts. Although recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law, recognition and enforcement of a foreign judgment by PRC courts depend on treaties or reciprocity between China and the country where the judgment is made. China does not have any treaties or other arrangements with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, by the Companies Law (2016 Revision) of the Cayman Islands (the “Companies Law”), and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors, although clearly established under Cayman Islands law, are not specifically prescribed in statute or a particular document in the same way that they are in certain statutes or judicial precedents in some jurisdictions of the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a Cayman Islands company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy under NASDAQ corporate governance listing standards.

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the Companies Law nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Except as disclosed in “Item 16G. Corporate Governance”, we have not taken any exemption from the NASDAQ corporate governance rules to follow our home country practices. However, if we choose to follow any home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal name is China Biologic Products Holdings, Inc. and our commercial name is Taibang Biologic. Our principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. Our corporate telephone number is (8610) 6598-3111 and our fax number is (8610) 6598-3222. Our agent for service of process in the United States is Cogency Global Inc. We maintain a website at http://www.chinabiologic.com that contains information about our Company, but that information is not part of this report or incorporated by reference herein.

Our Company was originally incorporated on December 20, 1989 under the laws of the State of Texas as Shepherd Food Equipment, Inc. On November 20, 2000, Shepherd Food Equipment, Inc. changed its corporate name to Shepherd Food Equipment, Inc. Acquisition Corp., or Shepherd. Shepherd is the survivor of a May 28, 2003 merger between Shepherd and GRC Holdings, Inc., or GRC, a Texas corporation. In the merger, the surviving corporation adopted the articles of incorporation and bylaws of GRC and changed its corporate name to GRC Holdings, Inc. On January 10, 2007, a plan of conversion became effective pursuant to which GRC was converted into a Delaware corporation and changed its name to China Biologic Products, Inc.

On July 19, 2006, we completed a reverse acquisition with Logic Express Ltd., or Logic Express, a British Virgin Islands company, as a result of which Logic Express became our wholly owned subsidiary, the former shareholders of Logic Express became our then controlling shareholders, and Logic Express’ majority owned PRC subsidiary, Shandong Taibang, became our majority owned indirect subsidiary, which marked the commencement of our plasma products business.

In April 2009, we acquired 90% equity interest in Guiyang Dalin Biologic Technologies Co., Ltd., or Dalin, a then shareholder holding 54% equity interest in Guizhou Taibang. In January 2011, we acquired the remaining 10% equity interest in Dalin. From August 2014 to April 2016, we gradually increased our shareholding in Guizhou Taibang to 85.27% through a series of acquisition of minority interests or capital injections. On November 8, 2016, two former minority shareholders withdrew their respective capital contributions in Guizhou Taibang, and as a result, Guizhou Taibang became our indirect wholly owned subsidiary.

China Biologic Products Holdings, Inc. was incorporated by China Biologic Products, Inc. as an exempted company in the Cayman Island on April 24, 2017. On July 21, 2017, China Biologic Products, Inc. completed its redomiciliation to the Cayman Islands by merging with and into China Biologic Products Holdings, Inc., with China Biologic Products Holdings, Inc. as the surviving company.

On January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, from PW Medtech Group Limited (“PWM”).

The common stock of China Biologic Products, Inc. was initially quoted on the over-the-counter market maintained by Pink Sheets LLC. On February 29, 2008, the common stock of China Biologic Products, Inc. was approved for quotation on the Over-The-Counter Bulletin Board under the trading symbol “CBPO.OB.” On November 25, 2009, the common stock of China Biologic Products, Inc. was approved for listing on the NASDAQ Global Market under the symbol “CBPO” and subsequently approved for listing on the NASDAQ Global Select Market on December 7, 2010. Upon the completion of the redomicile merger on July 21, 2017, the common stock of China Biologic Products, Inc. was converted into ordinary shares of China Biologic Products Holdings, Inc., which continued to be listed on the NASDAQ Global Select Market under the symbol “CBPO” effective July 24, 2017.

B.	Business Overview

We are a biopharmaceutical company, principally engaged in the research, development, manufacturing and sales of human plasma-based biopharmaceutical products, or plasma products, in China. We are among the top five producers of plasma products in China in terms of 2017 sales, based on our industry knowledge. We operate our plasma business through a majority owned subsidiary, Shandong Taibang, a company based in Tai’an, Shandong Province and a wholly owned subsidiary, Guizhou Taibang, a company based in Guiyang, Guizhou Province. We also hold a minority equity interest in Huitian, a plasma products company based in Xi’an, Shaanxi Province.

We have a strong product portfolio covering over 20 different dosage forms of plasma products across nine categories, and one chemical drug, placenta polypeptide. All of our plasma products and the placenta polypeptide product are prescription medicines administered in the form of injections. Our principal products are human albumin and immunoglobulin for intravenous injection, or IVIG. Albumin has been used for almost 50 years to treat critically ill patients by assisting the maintenance of adequate blood volume and pressure. IVIG is used for certain disease prevention and treatment by enhancing specific immunity. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 35.8%%, 39.2% and 37.6% of our total sales for 2017, 2016 and 2015, respectively. Sales of IVIG products represented approximately 31.7%, 34.6% and 42.2% of our total sales for 2017, 2016 and 2015, respectively.

Our sales model focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. In 2017, we generated sales of $370.4 million, an increase of 8.6% from 2016. In 2016, we generated sales of $341.2 million, an increase of 15.1% from 2015.

On January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in manufacturing and sale of regenerative medical biomaterial products, including artificial dura mater and spinal dura mater products. Its pipeline products mainly include absorbable oral repair membrane for oral and maxillofacial surgery and the second generation artificial dura mater.

We operate and manage our business as one single segment. We do not account for the results of our operations on a geographic or other basis.

INDUSTRY

Overview

We operate primarily in the plasma industry in China. We derive certain industry-related data from reports and written analysis prepared by The Marketing Research Bureau, Inc., or MRB, an independent research firm focused on blood and plasma industry data on a global level, including a China-specific report from January 2017.

China is the second largest plasma products market in the world, after the United States. According to MRB, China’s plasma products market (excluding recombinant products) grew from $0.80 billion in 2009 to $2.47 billion in 2015 in terms of sales revenue, representing a compound annual growth rate, or CAGR, of 20.7%. MRB expects that by 2018, China’s plasma-derived products market will reach over $3.3 billion, representing about a 35% increase from 2015, assuming domestic plasma supply continues to grow at least 8% annually. Based on our industry knowledge, human albumin products dominated China’s plasma products market with a market share of 63.5% in terms of production value in 2017, and IVIG products accounted for 23.6% of the market. Other plasma products, including coagulation factors, accounted for the remaining 12.9% of the market in 2017.

Compared to more developed countries, China has a lower per capita usage level of plasma products, and China’s plasma products market is significantly different in terms of product composition and range. In more developed countries such as the United States, IVIG products account for a majority of plasma product sales. This difference reflects the maturity levels of the plasma industries in these countries. According to MRB, plasma fractionation came into existence in the United States in the 1940s, whereas in China, plasma processing appeared in the 1960s or 1970s. Until the early 1970s, the U.S. plasma products market was dominated by albumin products, as is the case in China’s market presently. The current low per capita consumption of IVIG products in China is primarily attributable to a lack of awareness of the benefits of IVIG therapy, especially in medical conditions such as primary immune deficiency or chronic inflammatory demyelinating polyneuropathy, and lower per capita healthcare spending in China. China’s plasma products market is expected to be increasingly driven by IVIG products in the future as IVIG therapy becomes more widespread as a result of the combined efforts of physician education and product promotion, among other factors.

Based on our industry knowledge, China National Biotec Group, or CNBG, Hualan Biological Engineering Inc., or Hualan, China Biologic, Shanghai RAAS Blood Products Co., Ltd., or RAAS, and Sichuan Yuanda Shuyang Pharmaceutical Co., Ltd., or Shuyang, were the top five plasma product manufacturers in terms of sales revenue in 2017.

Overall Plasma Products Market Trends

Compared to more developed countries, China’s plasma products market has distinctive characteristics and trends, including the following:

High Entry Barriers. The PRC State Council has ceased issuing new plasma fractionation licenses since 2001, and there are approximately 30 licensed producers of plasma products in China, of which only approximately 27 are currently in operation. Nearly all of these producers make albumin and IVIG products, but only four operate with the product portfolio comprising at least nine categories of plasma products. Furthermore, foreign investment in domestic producers of plasma products is subject to stringent government approval process. As a result, existing China-based producers with large production capacities face limited competition and are well positioned to gain more market share during the industry consolidation phase.

Stringent regulation. China’s plasma products market is stringently regulated. Because of the public health crises of contaminated plasma products experienced by China over the past decade, China has implemented, and is expected to continue to maintain, stringent regulations for the plasma products industry in the foreseeable future. The opening of a new plasma collection station in China requires the approval by three levels of government authorities, namely the provincial, municipal and county level authorities, which is a time-consuming and difficult process. To be eligible to open a new collection station, a company must produce no fewer than six types of plasma products, which must include products in three mandatory categories, namely human albumin, immunoglobulin and coagulation factors. From 2010 to 2015, various local governments approved the opening of plasma collection stations by small companies that were not able to produce all the mandatory products. In response, in December 2016, the NHFPC and CFDA jointly released a new guideline on the regulation of plasma collection stations. The guideline aims to strengthen regulatory oversight for existing collection stations and approval requirements for new plasma collection stations, and to tighten safety control at the plasma collection stations to improve the quality of plasma collected. The guideline states that in considering the applications for the opening of new plasma collection stations, the relevant authorities should give priority to companies with strong research and development capabilities, high plasma utilization rate and good management practice. We believe this guideline will benefit large plasma products manufacturers like China Biologic by reducing the chance for smaller manufacturers to open new plasma collection stations.

Demand outstripping supply. Due to stringent regulations on the collection of raw plasma from human beings and a lack of plasma donation, China has experienced a shortage of plasma products since the 1980s. There are close to 250 plasma collection centers in China, compared to over 550 in the United States. The restriction on approving new collection centers in China, cultural barriers to plasma donation, concerns over plasma donation safety, and low quantity per donation and long intervals between donations contribute to the supply shortage. According to the NHFPC, the demand for raw plasma materials in China is estimated to be over 10,000 tons per annum. Total plasma collected in 2016 was approximately 7,200 tonnes in China, in comparison with approximately 38,000 tonnes in the United States. As a result, the tendering prices for plasma products by various provincial and regional governments have been slightly increased or stabilized in contrast to price cuts for other drugs.

Ban on imports. As a measure to prevent a range of viral risks, China strictly prohibits the import of plasma products, except for human albumin and recombinant factor VIII products. In other market segments, such as IVIG, where import is prohibited, domestic producers are shielded from competition from their multinational peers, and the demand for such products in China has been supplied entirely by domestically-sourced plasma only.

Low consumption level and huge growth potential. While China’s plasma products market has experienced rapid growth in recent years, China’s per capita consumption of plasma products lags substantially behind more developed countries. The following chart sets forth the comparison of per capita consumptions of selected plasma products in China and the United States in 2015:

Source: MRB

(1)	Based on 2015 per capita consumption (kilogram per million inhabitants) in the Unites States divided by 2015 per capita consumption in China.
(2)	Based on 2015 per capita consumption (international units per capita) in the Unites States divided by 2015 per capita consumption in China.

Based on our industry knowledge, as a result of the growing number of patients seeking treatment of plasma products, an increasing awareness of health benefits of plasma products and the rising affordability of plasma products since the commencement of China’s healthcare reform, China’s plasma products market is expected to continue to have substantial growth potential.

Improved fractionation technologies. In the early years of plasma fractionation in China, technologies used were not as sophisticated as those in the United States, resulting in relatively low yields and a product portfolio limited to only two or three products (albumin, IVIG and hyper-immune globulin products). Technologies used by and yields from leading domestic manufacturers are, however, on par with international standards, and these manufacturers are well positioned to manufacture safer products and have higher production efficiency compared with other domestic companies.

Increasing market concentration of top players. China’s current landscape of plasma products market is relatively fragmented. However, factors such as stringent regulations, tightened quality control and heavy capital expenditure requirements have contributed to increasing industry consolidation in recent years. For instance, the CFDA issued new GMP requirements to re-certify all the fractionation plants by the end of 2013, which has resulted in the shutdown of smaller fractionation plants that were unable to upgrade their production lines by the deadline. China’s plasma industry has also witnessed multiple merger and acquisition transactions in recent years. Market leaders with stable plasma supplies complemented by further collection expansion potentials, strong product portfolios and robust research and development capabilities are expected to be able to continue to solidify their positions and further gain development advantages.

BUSINESS

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growth of the plasma products market:

Leading producer of plasma products in China with strong growth potential

We are one of the top five producers of plasma products in terms of 2017 sales revenue based on our industry knowledge. In the albumin segment, which accounts for a majority of the plasma products market in China, we are the second largest domestic producer with a market share of approximately 5.8% in terms of 2017 production volume, based on our industry knowledge. In the IVIG segment, which is the second largest segment of the plasma products market in China, we are also the second largest producer overall in China with a market share of approximately 15.5% in terms of 2017 production volume, based on our industry knowledge.

We have a strong product portfolio covering over 20 different dosage forms of plasma products across nine categories and a robust near-term product pipeline of five products. We believe that we are one of the only four plasma products manufacturers in China with the product portfolio comprising at least nine categories of plasma products. Since different types of plasma products utilize different protein components of plasma, different types of plasma products can be produced from the same raw plasma supply with minimal incremental increase in raw material cost. Our broad product portfolio, supported by our strong research and development capabilities, therefore, provides us with the benefit of more comprehensive plasma utilization, which in turn contributes to higher profit margins.

We believe that product safety and supply stability are the most critical considerations for hospitals and inoculation centers in making purchase decisions on plasma products. We implement stringent quality control measures throughout our production process, and have not historically experienced failure to receive pre-sale approval or had a recall with respect to any of our plasma products. Our new manufacturing facility in Shandong Province and the manufacturing facility in Guizhou Province together have a production capacity of 1,600 tonnes. As a leading producer of plasma products, we have been able to maintain a steady plasma supply volume and sales volume over the years. Our safety record and the stability of our supply, we believe, have strengthened our business relationship with existing customers and enhanced our ability to acquire new customers.

China’s plasma products market is, and will continue to be, subject to stringent government regulation. In recent years, however, PRC regulators have also taken initiatives to increase plasma collection volume by approving more new plasma collection stations and expanding plasma collection coverage for existing plasma collection stations. We are well positioned to benefit from these favorable regulatory trends as we are able to meet the associated quality control and technology investment requirements.

Stable and growing supply of plasma with strategically located collection stations

Our ability to secure and expand our supply of plasma, a critical raw material for our operations, is one of our key strengths. Our plasma collection network consists of 15 captive plasma collection stations (including one branch collection facility). In addition, Huitian, a company in which we hold a minority equity interest, operates three plasma collection stations. In 2017, we were among the top five plasma collectors in China in terms of collection volume with approximately 11.6% of the total national supply, based on our industry knowledge.

We operate ten plasma collection stations (including one branch collection facility) in Shandong Province, two in Guangxi Province, two in Guizhou Province, and one in Hebei Province, covering an aggregate population of approximately 45.7 million. Shandong Province has one of the largest populations, and Guangxi Province and Guizhou Province are among the least economically developed regions in China — both favorable characteristics underpinning a strong and stable plasma supply. Hebei Province is an underdeveloped province for plasma collection that provides convenient and economic transportation to our manufacturing facilities in adjacent Shandong Province.

We continue to seek innovative ways to identify and attract potential plasma donors. We regularly organize a variety of community events to deliver our messages that focus on the life-saving and other social contribution aspects of plasma donation. We also regularly review our donor compensation to ensure that it remains competitive. In addition, we actively seek to expand the geographic coverage of our existing collection stations to gain access to additional donor populations. As a result of our collection efforts, our average plasma collection volume is greater than the national average by approximately 80.5% in 2017 based on our industry knowledge. Our total plasma collection volume increased by approximately 4.1% from 2016 to 2017.

In addition to increasing our collection volume at existing plasma collection stations, we also seek to build new plasma collection stations to expand our donor base. For example, in October 2014, we received regulatory approval to build two new plasma collection stations in Xinglong and Daming Counties, respectively, in Hebei Province. In June 2016, we received the operating permit for and commenced operations at our new plasma collection station in Xinglong County. The Daming station is still under construction as of the date of this report and is expected to open in the first half of 2018. In December 2016, we received the regulatory approvals to build a new plasma collection station in Ju County in Shandong Province and to build a branch collection facility in Feicheng County to operate under our Ningyang plasma collection station in Shandong Province. In December 2017, we received the operating permit for and commenced operations at our new plasma collection station in Ju County. In February 2018, we received the regulatory approval to build a new plasma collection station in Wenchang City of Hainan Province.

Robust near-term product pipeline to capture full plasma value chain backed by strong research and development capabilities

We currently have five new products under development, with one of them in registration stage and expected to be commercially launched by the end of 2018. We expect our expanding product portfolio to further increase our comprehensive plasma utilization, which will in turn lead to higher profit margins. With our current and pipeline products, we believe that our product offerings will be able to capture substantially all of the value along the plasma products value chain.

Benefiting, in part, from our direct sales to hospitals and inoculation centers, our ability to bring new products to market reflects a research and development process that is demand-driven and highly responsive to physician feedback and the latest market trends in medicine. To complement our research and development efforts, we also work closely with a number of leading research institutes in China specializing in plasma products. As of December 31, 2017, we held 60 patents for plasma products.

Leading position in China’s fast-growing immunoglobulin products market

We were among the top three producers of immunoglobulin products in China in 2017 in terms of production value, and ranked the second for each of IVIG, human rabies immunoglobulin and human tetanus immunoglobulin in China in 2017 in terms of production volume, based on our industry knowledge. Our total sales revenue of immunoglobulin products, accounting for approximately 45.2% of our total sales, increased to $167.6 million in 2017 from $97.0 million in 2013, representing a CAGR of 14.7% between 2013 and 2017. We attribute our rapid growth and leading position in the immunoglobulin products market, in part, to our continued marketing efforts to promote these products, especially the promotion of IVIG therapy to physicians in tier-one cities and large regional hospitals.

According to MRB, China’s IVIG products achieved sales revenue of $671.0 million in 2015, representing a CAGR of approximately 14.5% from 2009. The substantial growth in China’s IVIG products market in recent years was mainly due to increasing awareness by doctors of the benefits of IVIG therapy. In more developed countries, major applications of IVIG therapy are for chronic diseases such as primary immune deficiency and chronic inflammatory demyelinating polyneuropathy, which require treatment for a number of years or even lifetime. In contrast, IVIG therapy is only used to treat acute diseases and infections in China. Compared with markets in more developed countries, China’s IVIG products market is far from mature. The per capita consumption of IVIG products in China is significantly lower than that in the more developed countries. In 2015, for instance, the per capita consumption of IVIG products in China was 15.0 grams per 1,000 inhabitants, as compared to over 200 grams per 1,000 inhabitants in the United States, according to MRB. Therefore, there is tremendous growth potential as China’s IVIG consumption draws closer to that of the more developed countries as a result of growing awareness of IVIG therapy and favorable government reimbursement policies. Developing this market requires significant efforts from IVIG manufacturers to educate physicians, the public and the health authorities on the benefits of IVIG therapy for a number of medical conditions. As a leading player with own marketing and promotion team in China’s IVIG products market, we are uniquely positioned to benefit from the anticipated increase in demand from the popularization of IVIG therapy.

Flexible and effective sales and distribution model aimed to maximize penetration

We have a flexible sales model that focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. Under this sales model, our products reach 31 provinces, municipalities and autonomous regions in China. With the acquisition of TianXinFu, we expect to leverage TianXinFu’s extensive nationwide sales networks and professional marketing expertise to further improve the distribution of our plasma products.

In 2017, 60.7% of our plasma product sales were generated from direct sales, and in 2017, our direct sales network covered approximately 685 hospitals and inoculation centers. Our sales and marketing team, consisting of 135 employees as of December 31, 2017, is responsible for the sales and marketing efforts to our end customers and provide product educational programs and other sales support directly to doctors and nurses. These efforts are designed to ensure effective and seamless communications with our end customers, particularly with respect to clinical education, which provides us with first-hand intelligence on the latest industry trends and market demands and enables us to provide better after-sale services and support. For example, our sales and marketing team actively promotes new IVIG indications that are widely accepted in more developed countries but less known among Chinese physicians.

Our direct sales network is complemented by sales through distributors, which accounted for 39.3% of our plasma product sales in 2017. We select our distributors through a rigorous process, which focuses on market leadership in the covered region, the degree of control we have over to which hospitals our products are sold (i.e., larger and higher tiered hospitals are preferred), and the level of access we have to our customers (i.e., greater access enables us to better track the sales of our products).

We believe that our flexible sales model of focusing on direct sales is cost-effective and has helped us to achieve strong financial performance. Our selling expenses as a percentage of sales were 9.4%, 3.4% and 3.4% in 2017, 2016 and 2015, respectively; and our operating margin was 36.7%, 42.1% and 44.7% during these periods, respectively.

Experienced and committed management team

We have an experienced, dedicated and visionary management team with an in-depth understanding of the pharmaceutical industry in China. Our Chairman and Chief Executive Officer, Mr. David (Xiaoying) Gao, with more than 15 years of experience in the pharmaceutical industry, is instrumental in the development and implementation of our business strategy. Before joining our Company, Mr. Gao was the chief executive officer of BMP Sunstone Corporation before that company was acquired by Sanofi. Our Chief Financial Officer, Ming Yang, has more than 20 years of financial management and accounting experience. Mr. Guangli Pang and Mr. Gang Yang, the general manager of Shandong Taibang and Guizhou Taibang, respectively, have more than 30 and 20 years of experience in the plasma products industry in China, respectively. Since our current senior management team was put in place in 2012, we have been committed to improving corporate governance and enhancing shareholder value. We believe our management team, with their extensive industry background and strong management talent, provides a strong foundation for the execution of our growth strategy and achievement of our goals.

Our Business Strategy

Our mission is to become a first-class biopharmaceutical enterprise in China. To achieve this objective, we have implemented a business strategy with the following key components:

Securing the supply of plasma

Due to the shortage of plasma, we plan to build new plasma collection stations in regions not covered by our existing collection network as well as to expand collection territories of existing plasma collection stations in order to secure our plasma supply. We currently have a total of 15 plasma collection stations (including one branch collection facility) in operation, of which ten are in Shandong Province, two in Guangxi Province, two in Guizhou Province and one in Hebei Province. In October 2014, we received the regulatory approval to build two new plasma collection stations in Xinglong and Daming Counties, respectively, in Hebei Province. In June 2016, we received the operating permit for and commenced operations at our new plasma collection station in Xinglong County. The Daming station is still under construction as of the date of this report and is expected to open in the first half of 2018. In December 2016, we received the regulatory approvals to build a new plasma collection station in Ju County in Shandong Province and to build a branch collection facility in Feicheng County to operate under our Ningyang plasma collection station in Shandong Province. In December 2017, we received the operating permit for and commenced operations at our new plasma collection station in Ju County. The Feicheng branch facility is still under construction as of the date of this report and is expected to open in the first half of 2018. In February 2018, we received the regulatory approval to build a new plasma collection station in Wenchang City of Hainan Province. Meanwhile, we are carrying out various promotional activities to stabilize and expand our donor base for our existing plasma collection stations.

Further strengthening of research and development capability

We believe that, unlike other more developed countries such as the United States, China’s plasma products are at an early stage of development. There are many other plasma products that are being used in the United States, which are not currently manufactured or used widely in China. We intend to strengthen our research and development capabilities through in-house development and partnership with leading international players to expand our product line to include plasma products that have higher margins and are technologically more advanced. We also intend to continue to improve the yield for our products. As a result of our research and development efforts, we currently have five new products under development, with one of them in registration stage and expected to be commercially launched in the second half of 2018. For further details of our pipeline products, see “Our Research and Development Efforts” below. We believe that our increased focus on research and development will give us a competitive advantage in China over our competitors.

Market development and network expansion

Leveraging on the high quality and steady supply of our products, we intend to expand our geographic coverage in China to include markets where we envision significant growth potential. In particular, we plan to further strengthen our direct sales by growing our sales and marketing team and expanding our coverage among hospitals and inoculation centers. We also plan to strengthen our relationships with major distributors in top-tier cities to deepen our penetration in those markets and to obtain higher market share. In addition, we plan to take advantage of the extensive nationwide distribution network and professional marketing expertise of TianXinFu to further expand our distribution coverage.

Organic growth complemented by acquisition of competitors and/or other biologic-related companies

We have expanded organically by securing sufficient plasma supply and strengthening in-house development efforts. In addition to organic growth, acquisition is an important part of our expansion strategy. Although there are approximately 30 approved plasma-based biopharmaceutical manufacturers in the market, we believe that there are approximately 27 manufactures currently in operation in China, only about half of which are competitive. We estimate that the top five manufacturers in China accounted for more than 70% market share (excluding imports) in terms of sales revenue in 2017. Furthermore, we believe that the regulatory authorities are considering further industry reform and those smaller, less competitive manufacturers will face possible revocation of their manufacturing permits by the regulators due to the compliance cost, making them potential targets for acquisition. If we are presented with appropriate opportunities, we may acquire additional companies, products or technologies in the biologic-related sectors (e.g., medical, pharmaceutical and biopharmaceutical) to complement our current business operations. Our acquisition of TianXinFu in January 2018 reflected such strategy and we believe that the team at TianXinFu could strengthen our competitive position in the consolidating plasma industry in China.

Our Products

Our principal products are our approved human albumin and IVIG products. Human albumin is principally used to treat critically ill patients by replacing lost fluid and maintaining adequate blood volume and pressure. IVIG products are primarily used to enhance specific immunity, a defense mechanism by which the human body generates certain immunoglobulin, or antibodies, against invasion by potentially dangerous substances. In a situation where the human body cannot effectively react to these foreign substances, injection of IVIG products can provide sufficient antibodies to neutralize such substances. We also have one chemical drug, placenta polypeptide. In addition, on January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in manufacturing and sale of regenerative medical biomaterial products. All of the plasma products and the main category of other products that we are currently approved to produce are listed in the table below.

Approved Products(1)(2)	Treatment/Use
Human albumin – 20%/10ml, 20%/25ml, 20%/50ml, 10%/100ml, 10%/20ml, 10%/50ml, 25%/50ml and 20%/50ml (10g, from factor IV)	Shock caused by blood loss trauma or burn; raised intracranial pressure caused by hydrocephalus or trauma; oedema or ascites caused by hepatocirrhosis and nephropathy; prevention and treatment of low-density-lipoproteinemia; and neonatal hyperbilirubinemia.

Human immunoglobulin – 10%/3ml and 10%/1.5ml	Original immunoglobulin deficiency, such as X chain low immunoglobulin, familiar variable immune deficiency, immunoglobulin G secondary deficiency; secondary immunoglobulin deficiency, such as severe infection, newborn sepsis; and auto-immune deficiency diseases, such as original thrombocytopenia purpura or Kawasaki disease.

IVIG – 5%/25ml, 5%/50ml, 5%/100ml and 5%/200ml	Same as above.

Human hepatitis B immunoglobulin – 100 IU, 200IU and 400IU	Prevention of measles and contagious hepatitis. When applied together with antibiotics, its curative effect on certain severe bacteria or virus infection may be improved.

Human rabies immunoglobulin – 100IU, 200IU and 500IU	Mainly for passive immunity from bites or claws by rabies or other infected animals. All patients suspected of being exposed to rabies are treated with a combined dose of rabies vaccine and human rabies immunoglobulin.

Human tetanus immunoglobulin – 250IU	Mainly used for the prevention and therapy of tetanus. Particularly applied to patients who have allergic reactions to tetanus antitoxin. (3)

Placenta polypeptide – 4ml/vial	Treatment for cell immunity deficiency diseases, viral infection and leucopenia caused by various reasons, and assist in postoperative healing.

Factor VIII – 200IU and 300IU	Treatment for coagulopathies such as hemophilia A and increased concentration of coagulation factor VIII.

Human prothrombin complex concentrate (or PCC) – 300IU	Treatment for congenital and acquired clotting factor II, VII, IX, X deficiency, such as Hemophilia B, excessive anticoagulant, and vitamin K deficiency, etc.

Human fibrinogen – 0.5g	Treatment for lack of fibrinogen and increase human fibrinogen concentration.

Artificial dura mater	Dura substitutes are used when the patients’ dura cannot be sutured satisfactorily and watertight closure is difficult to achieve.

(1)

“%” represents the degree of dosage concentration for the product and each product has its own dosage requirement. For example, human albumin 20%/10ml means 2g of human albumin is contained in each 10ml packaging and human immunoglobulin 10%/3ml means 300mg of human immunoglobulin is contained in each 3ml packaging. Under PRC law, each variation in the packaging, dosage and concentration of medical products requires separate registration and approval by CFDA before it may be commercially available for sale. For example, among our human albumin products, only human albumin 20%/10ml, 20%/25ml, 20%/50ml, 10%/100ml, 10%/20ml, 10%/50ml, 25%/50ml and 20%/50ml (10g, from factor IV) products are currently approved and are commercially available.

(2)

“IU” means International Units. IU is a unit used to measure the activity of many vitamins, hormones, enzymes, and drugs. An IU is the amount of a substance that has a certain biological effect. For each substance there is an international agreement on the biological effect that is expected for 1 IU. In the case of immunoglobulin, it means the number of effective units of antibodies in each package.

(3)	Tetanus antitoxin is a cheaper injection treatment for tetanus. However, it is not widely used because most people are allergic to it.

Our approved human albumin, immunoglobulin (including IVIG), factor VIII, PCC and human fibrinogen products all use human plasma as the primary raw material. All of our approved plasma products and the placenta polypeptide products are prescription medicines administered in the form of injections.

Raw Materials

Plasma from in-house collection

Plasma is the principal raw material for our biopharmaceutical products. We currently operate 13 plasma collection stations (including one branch collection facility) through Shandong Taibang and two plasma collection stations through Guizhou Taibang. We plan to build new plasma collection stations throughout China as well as to expand collection territories of existing plasma collection stations. In October 2014, we received the regulatory approval to build two new plasma collection stations in Xinglong and Daming Counties, respectively, in Hebei Province. In June 2016, we received the operating permit for and commenced operations at our new plasma collection station in Xinglong County. The new station in Daming County is under construction as of the date of this report and is expected to open in the first half of 2018. In December 2016, we received the regulatory approvals to build a new plasma collection station in Ju County in Shandong Province and to build a branch collection facility in Feicheng County to operate under our Ningyang plasma collection station in Shandong Province. In December 2017, we received the operating permit for and commenced operations at our new plasma collection station in Ju County. The new branch facility in Feicheng County is still under construction as of the date of this report and is expected to open in the first half of 2018. In February 2018, we received the regulatory approval to build a new plasma collection station in Wenchang City of Hainan Province. We believe that our plasma collection stations give us a stable source of plasma supply and control over product quality. Also, we believe that we have enjoyed benefits of economies of scale, including sharing certain administration and management expenses across our several plasma collection stations.

Plasma sourced from Xinjiang Deyuan

We entered into a cooperation agreement with Xinjiang Deyuan and its controlling shareholder in August 2015, pursuant to which Xinjiang Deyuan agreed to sell to us no less than 500 tonnes of source plasma in batches from August 2015 to August 2018. As required and approved by the local regulator, all plasma used for production must be able to be traced to plasma collection stations, and therefore, we monitor the quality of the plasma collection process at Xinjiang Deyuan. We have purchased approximately 449 tonnes of source plasma from Xinjiang Deyuan under this contract as of December 31, 2017. Our transactions with Xinjiang Deyuan provide us with a significant volume of additional raw material over the contracted period and enable us to efficiently enhance our production capacity utilization and supply more plasma products to satisfy growing market demand.

Other raw materials and packaging materials

Other raw materials used in the production of our biopharmaceutical products include reagents and consumables such as filters and alcohol. The principal packaging materials we use include glass bottles for our injection products as well as external packaging and printed instructions for our biopharmaceutical products. We acquire our raw materials and packaging materials from our approved suppliers in China and overseas. We select our suppliers based on quality, consistency, price and delivery of the raw materials which they supply.

Our five largest suppliers for other raw materials and packaging materials in the aggregate accounted for approximately 32.8%, 42.5% and 36.2% of our total procurement for the years ended December 31, 2017, 2016 and 2015, respectively. We have not experienced any shortage of supply or significant quality issue with respect to any raw materials and packaging materials.

The TianXinFu business that we acquired in January 2018 uses extracted collagen as the main raw material to produce the regenerative medical biomaterial products.

Plasma Collection

Our plasma collection stations purchase, collect, examine and deepfreeze plasma on behalf of Shandong Taibang and Guizhou Taibang and are subject to provincial health bureau’s rules, regulations and specifications for quality, packaging and storage. Each station is only allowed to collect plasma from healthy donors within its respective districts and in accordance with a time table set by its respective parent company, Shandong Taibang or Guizhou Taibang. The plasma must be tested negative for HBsAb, HCV and HIV antibodies and the RPR test, contain ALT 25 units (ALT) and plasma protein 55g/l, and contain no virus pollution or visible erythrolysis, lipemia, macroscopic red blood cell or any other irregular finding. The plasma is packaged in 25 to 30 separate 600g bags in each box and then stored at a temperature of -20°C or lower within limited time after collection to ensure that it will congeal within six hours. Each bag is labeled with a computer-generated tracking code. Shandong Taibang and Guizhou Taibang are responsible for the overall technical and quality supervision of the plasma collection, packaging and storage at each plasma collection station.

Sales, Marketing and Distribution

Because all of our biopharmaceutical products are prescription drugs, we can only sell to hospitals and inoculation centers directly or through approved distributors. For 2017, 2016 and 2015, direct sales to hospitals and inoculation centers represented approximately 60.7%, 61.1% and 59.0%, respectively, of our total plasma products sales. Our five largest customers in the aggregate accounted for approximately 16.8%, 15.5% and 13.0% of our total sales for 2017, 2016 and 2015, respectively. Our largest customer accounted for approximately 5.8%, 5.4% and 4.0% of our total sales for 2017, 2016 and 2015, respectively.

We select our distributors through a rigorous process, which focuses on market leadership in the covered region, the degree of control we have over to which hospitals our products are sold (i.e. larger and higher tiered hospitals are preferred), and the level of access we have to our customers (i.e. greater access enables us to better track the sales of our products). As part of our effort to ensure the quality of our distributors, we also conduct due diligence to verify whether potential distributors have obtained necessary permits and licenses and facilities (such as cold storage) for the distribution of our biopharmaceutical products and assess their financial condition. Certain of our regional distributors are appointed on an exclusive basis within a specified geographic territory. Our supply contracts set out the quantity and price of products to be supplied by us. For distributors, our contracts also contain guidelines for the sale and distribution of our products, including restrictions on the geographical territory in which the products may be sold. We provide our distributors with training in relation to our products and on sales techniques.

Our largest geographic market is Shandong Province, representing approximately 23.8%, 24.3% and 23.2% of our total sales for 2017, 2016 and 2015, respectively. Jiangsu Province is our second largest geographic market, representing 10.0%, 10.0% and 10.0% of our total sales for 2017, 2016 and 2015, respectively. In addition to Shandong Province and Guizhou Province, we also have sales presence in 29 other provinces, municipalities and autonomous regions.

As of December 31, 2017, our marketing and after-sales services department consisted of 135 employees.

We believe that due to the nature of our products, our competitiveness centers on product safety, steady supply, brand recognition, timely availability and pricing. As all of our biopharmaceutical products are prescription medicines, we are not allowed to advertise our products in the mass media. For 2017, 2016 and 2015, total sales and marketing expenses amounted to approximately $34.8 million, $11.7 million and $10.0 million, respectively, representing approximately 9.4%, 3.4% and 3.4%, respectively, of our total sales.

Seasonality of Our Sales

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

Our Research and Development Efforts

Each of Shandong Taibang and Guizhou Taibang has its own research and development department. All of our research and development researchers hold degrees in medicine, pharmacy, biology, biochemistry or other relevant fields. Our research and development departments are responsible for the development and registration of our products. We also cooperate with a number of leading institutions in China specializing in plasma products to strengthen our research and development capacity.

We employ a market driven approach to initiate research and development projects, including both product and production technique development. We believe that the key to our industry’s developments is the safety of products and maximizing the yield per unit volume of plasma. Our research and development efforts are focused on the following areas:

•	broaden the breadth and depth of our portfolio of plasma products;

•	enhance the yield per unit volume of plasma through new fractionation techniques;

•	maximize manufacturing efficiency and safety;

•	promote product safety through implementation of new technologies; and

•	refine production technology for existing products.

All the products we currently manufacture have been developed in-house. The following table outlines our research and development work in progress:

Products Currently in Development	Treatment/Use	Status of Product Development	Stage*
Immune Globulin Intravenous (Human), Caprylate/Chromatography Purified and 20 nm virus filtration	Treatment for original immunoglobulin deficiency; secondary immunoglobulin deficiency and auto-immune deficiency diseases.	Obtained approval for clinical trial by the CFDA.	3
Human Antithrombin III (concentration)	Treatment for (1) hereditary antithrombin III deficiency in connection with surgical or obstetrical procedures and (2) thromboembolism.	Obtained approval for clinical trial by the CFDA. Designing clinical trial program.	3
Human coagulation factor IX	Prevention and control of bleeding in patients who suffer from hemophilia B.	Completed the clinical trial and preparing documentation for the registration purpose.	3
Human Cytomegalovirus Immunoglobulin	Prophylaxis and treatment of CMV infection, especially for the prevention of active virus replication for patients in immunosuppression, such as organ transplantation patients.	Obtained approval for clinical trial by the CFDA. In the process of collecting Cytomegalovirus specialty plasma.	3
Human Fibrin Sealant	Adjunct to hemostasis on patients undergoing surgery in case that traditional surgical techniques (such as suture, ligature or cautery) are ineffective or impractical.	Submitted clinical trial application documents, waiting for the approval of clinical trial.	2

*	These stages refer to the stages in the regulatory approval process for our products described in “— Regulation.”

For 2017, 2016 and 2015, total research and development expenses amounted to approximately $6.5 million, $7.0 million and $6.0 million, respectively, representing approximately 1.7%, 2.1% and 2.0%, respectively, of our total sales.

Our newly acquired TianXinFu also has its own research and development department. Its pipeline products mainly include absorbable oral repair membrane for oral and maxillofacial surgery, the second generation artificial dura mater, bio-artificial membrane for repairing maxillofacial bone defect, bio-artificial intraocular pressure maintenance membrane for ophthalmic surgery, and biological bone matrix. TianXinFu is approaching the completion of the clinical trials of absorbable oral repair membrane for oral and maxillofacial surgery and the second generation artificial dura mater, and is preparing for the clinical trials of bio-artificial membrane for repairing maxillofacial bone defect, bio-artificial intraocular pressure maintenance membrane for ophthalmic surgery, and biological bone matrix.

Competition

We face intense competition. There are both local and overseas pharmaceutical enterprises that engage in the manufacture and sale of potential substitutes or similar biopharmaceutical products as our products in China. These competitors may have more capital, better research and development resources, and stronger manufacturing and marketing capabilities than we do. In our industry, we compete based upon product quality, production cost, ability to produce a diverse range of products and logistical capabilities.

Our profitability may be adversely affected if competition intensifies, competitors reduce prices, regulators promulgate or strengthen regulations that have the effect of controlling the prices of our products, or competitors develop new products or product substitutes with comparable medicinal applications or therapeutic effects that are more effective or less costly than ours.

There are approximately 30 approved manufacturers of plasma products in China of which approximately 27 are currently in operation. Many of these manufacturers are essentially producing the same type of products that we produce, including human albumin and various types of immunoglobulin. We believe, however, that it is difficult for new manufacturers to enter into the industry due to current regulatory barrier. We believe that our major competitors in China include CNBG, Hualan, Shanghai RAAS Blood Products Co., Ltd., Sichuan Yuanda Shuyang Pharmaceutical Co., Ltd., Guangdong Shuanglin Bio-Pharmacy Co., Ltd., Shenzhen Weiguang Biological Products Co., Ltd., and Boya Bio-Pharmaceutical Group Co., Ltd.

In addition, we also face competition from imported products where allowed. Since 2009, China has experienced a substantial increase in volume of imported human albumin. If the import of human albumin continues to increase, we may face more fierce competition in the domestic human albumin market.

Based on our industry knowledge, we are among the top five plasma products manufacturer in China in terms of 2017 sales revenue. To solidify our market position, we have expanded our plasma product portfolio to nine categories, including three coagulation factor products, namely factor VIII, human prothrombin complex concentrate, or PCC, and human fibrinogen. For factor VIII, we obtained the manufacturing approval certificate and the GMP certification for production facility from the CFDA in 2012. For PCC, we obtained the manufacturing approval certificate in July 2013 and the GMP certification for the production facility in March 2014. For human fibrinogen, we obtained the manufacturing approval certificate and the GMP certification for the production facility in October 2017. We believe that we are one of the only four plasma products manufacturers in China with the product portfolio comprising at least nine categories of plasma products.

We will continue to meet challenges and secure our market position by enhancing our existing products, introducing new products to meet customer demand, delivering quality products to our customers in a timely manner and maintaining our established industry reputation.

Our Intellectual Property

We held 65 issued patents and 16 pending patent applications in China for certain manufacturing processes and packing designs as of December 31, 2017. We also had eight registered trademarks in China as of December 31, 2017.

In addition, we had registered three domain names as of December 31, 2017, namely, www.chinabiologic.com, www.ctbb.com.cn and www.taibanggz.com.

Regulation

Set forth below is a summary of the major PRC regulations relating to our business.

Due to the nature of our products, we are supervised by various levels of the NHFPC and/or CFDA. Such supervision includes the safety standards regulating our raw material supplies (mainly plasma), our manufacturing process and our finished products.

We are also subject to other PRC regulations, including those relating to taxation, foreign currency exchange and dividend distributions.

Plasma collection

Plasma collection stations are commonly used to collect plasma in China and substantially all plasma donations for commercialized plasma products are made at plasma collection stations. Plasma donation means that donors give only plasma but not the other blood components such as platelets, red cells and infection-fighting white cells. In China, current regulations only allow an individual donor to donate plasma in 14-day intervals, with a maximum quantity of 580ml (or about 600 gram) per donation.

The following are the general regulatory requirements to establish a plasma collection station in China:

•	meet the overall plan in terms of the total number, distribution, and operational scale of plasma collection stations;

•	have the required professional health care technicians to operate a station;

•	have the facility and a hygienic environment to operate a station;

•	have an identification system to identify donors;

•	have the equipment to operate a station; and

•	have the equipment and quality control technicians to ensure the quality of the plasma collected.

Plasma collection stations were historically owned and managed by the PRC health authorities. In March 2006, the NHFPC and other eight central governmental departments of the PRC State Council promulgated the Measures for the Reform of Blood Collection Stations whereby the ownership and management of the plasma collection stations are required to be transferred to plasma-based biopharmaceutical companies while the regulatory supervision and administrative control remain with the government. As a result, all plasma collection stations are now having direct supply relationship with their parent fractionation facilities.

Set out below are some of the safety features at China’s plasma collection stations:

•	Plasma collection stations can only source plasma from donors that are the local residents within the assigned districts approved by the provincial health authorities.

•	Plasma collection stations must perform a health check on the donor. Once the donor passes the health check, a “donor permit” is issued to the donor. The standards of the health check are established by the health authorities at the PRC State Council level.

•	The designing and printing of the “donor permit” is administrated by the provincial health authorities, autonomous region or municipality government, as the case maybe. The “donor permit” cannot be altered, copied or assigned.

•	Before donors can donate plasma, the station must verify their identities and the validity of their “donor permits.” The donors must pass the verification procedures before they are given a health check and blood test. For those donors who have passed the verification, health check and blood test and whose plasma were donated according to prescribed procedures, the station will set up a record.

•	Collected plasma which passes quality testing cannot be used to produce plasma products until its donor donates again after a 90-day quarantine period and the subsequently donated plasma passes quality testing as well.

•	All plasma collection stations are subject to the regulations on the prevention of communicable diseases. They must strictly adhere to the sanitary requirements and reporting procedures in the event of an epidemic situation.

The operation of plasma collection stations is subject to stringent regulations by the PRC government. We estimate that there were close to 250 plasma collection stations in operation in China as of December 31, 2017.

Importation of plasma products

According to current PRC regulations, except for human albumin and recombinant factor VIII products, all the plasma products are banned from importation into China.

Production of plasma products

The manufacture and sale of plasma products are subject to stringent regulations by the PRC government. Under PRC law, each variation in the packaging, dosage and concentration of medical products requires separate registration and approval by the CFDA before it may be commercially available for sale. For example, among our human albumin products, only human albumin 20%/10ml, 20%/25ml, 20%/50ml, 10%/100ml, 10%/20ml, 10%/50ml, 25%/50ml and 20%/50ml (10g, from factor IV) products have been approved and are commercially available. All references in this report to our manufacture and sale of human albumin relate to our approved human albumin products.

The table below illustrates the PRC approval process for the manufacture and sale of new medicines:

Stage		Activities
1	Pre-clinical Research	The pre-clinical research stage mainly involves the following steps:
		●	initiate the research project, study the project feasibility and develop a plan for testing and producing the new medicine;
		●	develop the scope and the techniques for testing the new medicine in the laboratory;
		●	develop laboratory-scale manufacturing process for the new medicine;
		●	develop the manufacturing process for the new medicine on an expanded basis in the workshop; and
		●	develop the virus inactivation process/techniques, engage qualified institution to assess the virus inactivation process/techniques, and report the related documents to the related government authority for re-assessment.

2	Clinical trial application	The clinical trial application stage mainly involves the following steps:
		●	submit required sample products and documents to the PFDA. The PFDA will perform an on-site examination on the documents and equipment, and then transfer all the required materials to the CFDA, who will further review the documents and test the sample products;
		●	submit a draft clinical trial program to the CFDA for the application of the clinical trial; and
		●	obtain approval of the clinical trial.

3	Clinical trials	Clinical trials range from Phase I to IV:
		●	Phase I: preliminary trial of clinical pharmacology and human safety evaluation studies. The primary objective is to observe the pharmacokinetics and the tolerance level of the human body to the new medicine as a basis for ascertaining the appropriate delivery methods or dosage.

		●	Phase II: preliminary exploration on the therapeutic efficacy. The purpose is to assess preliminarily the efficacy and safety of the new medicine on patients and to provide the basis for designing dosage tests in phase III.
		●	Phase III: confirm the therapeutic efficacy. The objective is to further verify the efficacy and safety of the new medicine on patients, to evaluate the benefits and risks and finally to provide sufficient experimental evidence to support the registration application of the new medicine.
		●	Phase IV: application research conducted after the launch of a new medicine. The objective is to observe the efficacy and adverse reaction of the new medicine under extensive use, to perform an evaluation of the benefits and risks of the application among ordinary or special group of patients, and to ascertain and optimize the appropriate dosage and formula for application.

4	Registration	The registration stage mainly involves the following steps:
		●	submit documents related to pre-clinical and clinical trials to the PFDA, which will perform on-site inspection on the clinical trials and then transfer the related documents to the CFDA for further review;
		●	receive on-site inspection by the CFDA on three consecutive sample productions at the production facilities;
		●	obtain the manufacturing approval certificate following the public notification period; and
		●	obtain the GMP certificate following the public notification period.

5	Production and approval for sale	The production and approval for sale stage mainly involves the following steps:
		●	produce the approved products in qualified facilities with requisite GMP certificates;
		●	submit documentation and samples of mass production products to the CFDA for inspection; and
		●	obtain qualification certificate to mass production products for sale on a batch-by-batch basis.

GMP standard and MDMEL

All of our pharmaceutical production facilities are required to obtain GMP certificates for their pharmaceutical production activities. We obtained the GMP certificate for the new facility of Shandong Taibang and the manufacturing facility in Guizhou Taibang in February 2018 and March 2014, respectively. Huitian obtained the GMP certificate from the CFDA for its new plasma production facility in February 2016 and commenced commercial production thereafter.

In addition, TianXinFu’s production facilities are required to obtain the MDMEL for its production activities. TianXinFu obtained the MDMEL for the manufacturing facility in Beijing in December 2016.

Pricing

Prior to June 1, 2015, retail prices of certain pharmaceutical products were subject to various price-related regulations. According to the “Regulations on Controlling Blood Products” promulgated by the PRC State Council in 1996, regional offices of the Pricing Bureau and the NHFPC had the authority to regulate retail prices for controlled plasma products. Effective on June 1, 2015, the NDRC removed the retail price ceilings for all drug products (except for anesthetics and category I antipsychotics) in China. After the pricing ceiling for plasma products was removed, the pricing of our products is mainly subject to the provincial tendering mechanism. In addition, retail prices of our plasma products fully or partially covered under the national insurance system are also affected by the reimbursement ceilings set out in the National Drug Reimbursement List, or the NDRL. See “Risk Factors—Risks Relating to Our Business—We do not have discretion to increase the prices of certain of our products, which are subject to the regional government tendering mechanism.”

Taxation

On March 16, 2007, the National People’s Congress of China passed the Enterprise Income Tax Law, or the EIT Law, and on November 28, 2007, the PRC State Council passed its implementation rules, which became effective on January 1, 2008. The EIT Law and its implementation rules impose a unified EIT of 25.0% on all domestic-invested enterprises and foreign investment enterprises, or FIEs, unless they qualify under certain limited exceptions.

In addition to the changes to the tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25.0% on its global income. The implementation rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over, among others, the production, business, recruitment and accounting aspects of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—Risks Relating to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The EIT Law confirmed that qualified high and new technology enterprises may enjoy a preferential income tax rate of 15%, instead of the uniform enterprise income tax rate of 25%. The PRC Ministry of Science and Technology, the PRC Ministry of Finance and the State Administration of Taxation, or SAT, jointly promulgated the Measures for Determination of High and New Technology Enterprise on August 14, 2008 to provide the detailed rules for the examination of qualifications and approval of certificates for high and new technology enterprises. Each high and new technology enterprise certificate is valid for three years. Shandong Taibang was recognized by Shandong provincial government as a high and new technology enterprise in 2008 and the latest renewal of its qualification was obtained in October 2017, which entitled it to continue to enjoy a preferential income tax rate of 15.0% for a three-year period from 2017 to 2019. Our newly acquired TianXinFu was recognized by Beijing provincial government as a high and new technology enterprise in 2009 and the latest renewal of its qualification was obtained in 2015, which entitled TianXinFu to enjoy a preferential income tax rate of 15.0% till the end of 2017. TianXinFu will apply for a renewal of such certificate for an additional three years from 2018 to 2020.

According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implementation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and SAT on July 27, 2011, enterprises located in the western region of China which have at least 70.0% of their income from the businesses falling within the Category of Encouraged Industries in western region of China may enjoy a preferential income tax of 15.0% within the period from January 1, 2011 to December 31, 2020. Guizhou Taibang, being a qualified enterprise located in the western region of China, enjoys a preferential income tax rate of 15.0% effective from January 1, 2011 to December 31, 2020.

Foreign currency exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended (2008). Under these rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with, the State Administration of Foreign Exchange, or SAFE, or its local counterparts (as the case may be) is obtained.

Pursuant to the Foreign Currency Administration Rules, FIEs in China may purchase foreign currency without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become an FIE. However, the relevant PRC government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from, and/or registration with, SAFE.

Dividend distributions

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of an FIE also has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, promulgated on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Treaty, which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends from our PRC subsidiary, Taibang Biotech (Shandong) Co., Ltd., paid to us through our Hong Kong subsidiary, Taibang Holdings, may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if Taibang Holdings is considered a “beneficial owner” that is generally engaged in substantial business activities in Hong Kong and entitled to treaty benefits under the Double Taxation Treaty.

Our Employees

As of December 31, 2017, 2016 and 2015, we employed 1,912, 1,799 and 1,726 full-time employees, respectively, of which 41, 48 and 59, respectively, were seconded to us by Shandong Institute of Biological Products, or the Shandong Institute. As of December 2017, we had 39 employees in our headquarter in Beijing, 636 employees in the production facility in Shandong Province, 405 employees in the production facility in Guizhou Province, and 832 employees in total in our plasma collection stations in Shandong, Guizhou, Hebei and Guangxi.

We believe we are in material compliance with all applicable labor and safety laws and regulations in China. We participate in various employee benefit plans that are organized by municipal and provincial governments, including retirement, medical, unemployment, work injury and maternity benefit plans for our managerial and key employees. In addition, we provide short term insurance plans for certain employees while on duty to cover work related accidents. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulties in recruiting staff for our operations.

C.	Organizational Structure

The following chart reflects our current corporate structure as of the date of this report:

(1)	Pursuant to an investment entrustment agreement dated September 12, 2008, Shandong Taibang holds the 35.0% equity interest in Huitian as a nominee for the benefit of Taibang Biological. For further details on the investment entrustment agreement, see our Current Report on Form 8-K filed with the SEC on October 16, 2008.

(2)	On January 1, 2018, we acquired 100% equity interest in Health Forward Holding Limited, a holding company organized under the laws of Hong Kong, which in turn holds 80% equity interest in TianXinFu.

D. Property, Plants and Equipment

Our corporate offices, which occupy approximately 1,348 square meters, are leased and located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, the People’s Republic of China. The information of other material properties is listed as below.

Business	Location	Approximate Size (square meters)	Owned/Leased
Manufacturing Facilities	Taishan District, Tai’an City, Shandong Province, China	15,489	Owned
	Gaoxin District, Tai’an City, Shandong Province, China	91,335	Owned
	Huaxi District, Guiyang City, Guizhou Province, China	13,282	Owned
	Changping District, Beijing City, China	6,385	Owned

We believe that all of our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion contains certain forward-looking information. See “Special Note Regarding Forward Looking Statements” above for certain information concerning those forward looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information—Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. Our financial statements are prepared in U.S. dollars and in accordance with United States generally accepted accounting principles.

A. Operating Results

Overview

We are a biopharmaceutical company principally engaged in the research, development, manufacturing and sales of plasma products in China. We have a strong product portfolio with over 20 different dosage forms of plasma products and other biopharmaceutical products across nine categories. Our principal products are human albumin and IVIG. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 35.8%, 39.2% and 37.6% of our total sales for 2017, 2016 and 2015, respectively. Sales of IVIG products represented approximately 31.7%, 34.6% and 42.2% of our total sales for 2017, 2016 and 2015, respectively. All of our products are prescription medicines administered in the form of injections.

Our sales model focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. In 2017, we generated sales of $370.4 million, an increase of 8.6% from 2016, and recorded net income attributable to our Company of $67.9 million, a decrease of 35.2% from 2016, after factoring in one-time $40.3 million income tax charge related to the U.S. tax reform.

Recent Developments

In October 2017, we received from the CFDA approval for commercial manufacturing and the GMP certificate of human fibrinogen product and commenced commercial production immediately thereafter.

In December 2017, Shandong Taibang received the operating permit from local authorities to commence plasma collection at its new plasma collection station in Ju County in Rizhao City, Shandong Province.

On January 1, 2018, we acquired 80% equity interest in TianXinFu from PWM, in exchange for the issuance of 5,521,000 ordinary shares to PWM. TianXinFu is a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, including artificial dura mater and spinal dura mater products. Its pipeline products mainly include absorbable oral repair membrane for oral and maxillofacial surgery and the second generation artificial dura mater. TianXinFu has an extensive nationwide distribution network with distributors covering the major provinces in China, which we plan to leverage to maximize growth opportunities for our plasma products.

In February 2018, we received the GMP certificate for our new facility in Shandong province and commenced operation.

In February 2018, Guizhou Taibang received approval from the Hainan Provincial Health and Family Planning Commission to build a new plasma collection station in Hainan Province.

Financial Performance Highlights

The following are some financial highlights for 2017:

•	Sales: Sales increased by $29.2 million, or 8.6%, to $370.4 million for 2017 from $341.2 million for 2016.

•	Gross Profit: Gross profit increased by $ 27.7 million, or 12.8%, to $244.9 million for 2017 from $217.2 million for 2016. As a percentage of sales, gross profit increased from 63.6% in 2016 to 66.1% in 2017.

•	Income from operations: Income from operations decreased by $8.1 million, or 5.6%, to $135.9 million for 2017 from $144.0 million for 2016.

•	Net income attributable to our Company: Net income attributable to our Company, factoring in one-time $40.3 million income tax charge related to the U.S. tax reform, decreased by $36.9 million, or 35.2%, to $67.9 million for 2017 from $104.8 million for 2016.

•	Fully diluted earnings per share: Fully diluted earnings per share was $2.38 for 2017, as compared to $3.74 for 2016.

Principal Factors Affecting Our Financial Performance

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw material supply and prices

The primary raw material used in the production of our albumin and immunoglobulin products is human plasma. The collection of human plasma in China is generally influenced by a number of factors such as government regulations, geographical locations of plasma collection stations, sanitary conditions of plasma collection stations, living standards of the donors, and cultural and religious beliefs. If we experience any shortage of plasma supply, we may not be able to fully utilize our production capacity. We currently operate 13 plasma collection stations (including one branch collection facility) through Shandong Taibang and two plasma collection stations through Guizhou Taibang. These plasma collection stations provide us with a stable source of plasma supply.

Prices of and demand for our products

The demand for our products is largely affected by the general economic conditions in China because the prices of our products are still not affordable to many patients. A significant improvement in the economic environment in China will likely improve consumer income which in turn would make our products more affordable and consequently increase the demand for our products. We have been able to expand our product range and consumer base by introducing new products required by customers. We believe that our technical expertise is important in introducing products that are in demand.

Production capacity

Our sales volume is limited by our annual production capacity. As we grow our business in the future, our ability to fulfill additional and larger orders will depend on our ability to increase our production capacity. Our plan to expand our production capacity will depend on the availability of capital to meet our needs of expansion or upgrading of production lines, and the availability of stable plasma supply. To comply with applicable PRC laws and regulations, we have maintained permits and licenses necessary for the current operations of our plasma collection stations and production plants, and are required to apply for such permits and licenses to operate new plasma collection stations and production plants. As a result, our expansion plan also depends on our ability to renew existing permits and licenses and obtain new permits and licenses.

Competition

We face intense competition from local and foreign entities that manufacture and sell products that compete with ours in the PRC. These competitors may have more capital, better research and development resources, expanded manufacturing and marketing capabilities and more experience than we do. In our industry, we compete based upon product quality, production cost, ability to produce a diverse range of products and logistical capabilities.

Our profitability may be adversely affected if competition intensifies, competitors reduce prices, PRC government requires us to reduce the prices of our products, or competitors develop new products or product substitutes with comparable medicinal applications or therapeutic effects which are more effective or less costly than ours. See “Item 4.B. Information on the Company—Business Overview—Business—Competition” for more information.

Taxation

As of December 31, 2017, China Biologic is subject to United States tax at gradual rates of up to 35.0%. On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act,” which may impact our U.S. tax obligations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—The recently enacted tax reform bill could adversely affect our business and financial condition.” No provision for income taxes in the United States has been made as of December 31, 2017, except for the repatriation tax payable on undistributed earnings and profits of China Biologic’s non-U.S. subsidiaries.

Taibang Biological was incorporated in the BVI, but is not subject to taxation in that jurisdiction.

Taibang Holdings was incorporated in Hong Kong, and under the current laws of Hong Kong, is subject to a Profits Tax of 16.5% on profits arising in Hong Kong. However, no provision for Hong Kong Profits Tax has been made as Taibang Holdings has no taxable income.

According to the PRC government policy, new or high technology companies may enjoy a preferential income tax rate of 15.0%, instead of 25.0% under the EIT Law. In October 2017, Shandong Taibang renewed its high and new technology enterprise qualification, which entitled it to enjoy a preferential income tax rate of 15.0% for a period of three years from 2017 to 2019. TianXinFu was recognized by Beijing provincial government as a high and new technology enterprise since 2009 and renewed the certificate in 2015, as a result of which TianXinFu was entitled to enjoy a preferential income tax rate of 15.0% for a period of three years from 2015 to 2017. TianXinFu will apply for a renewal of such certificate for an additional three years from 2018 to 2020. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implementation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and SAT dated July 27, 2011, Guizhou Taibang, being a qualified enterprise located in the western region of China, enjoys a preferential income tax rate of 15.0% effective from January 1, 2011 to December 31, 2020. All of our other PRC subsidiaries are subject to the statutory income tax rate of 25.0%.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, the customers’ financial condition, the amount of accounts receivable in dispute, the accounts receivable aging and customers’ payment patterns. We review our allowance for doubtful accounts monthly. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers.

Before 2017, we generally asked our distributors to pay in advance before we delivered products and granted a credit period of no longer than 90 days to hospitals and clinics. In 2017, as a result of the nationwide implementation of healthcare reform measures and the intensified competition for access to distribution channels, we extended the credit period for both distributors and hospitals and clinics depending on the relevant parties’ creditability. The average accounts receivable turnover day for plasma products was 58 days in 2017. We have provided a bad debt allowance of $23,783, $123,239 and $34,902 respectively for 2017, 2016 and 2015.

Inventories

Inventories are stated at the lower of cost or net realizable value. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

We review the inventory periodically for possible obsolete goods and cost in excess of net realizable value to determine if any reserves are necessary. Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to nil, $256,862 and $76,587 for 2017, 2016 and 2015, respectively, and were recorded as cost of sales in the consolidated statements of comprehensive income.

Long-lived assets

Long-lived assets, such as property, plant and equipment, and purchased intangible asset subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	For the Year Ended December 31,
	2017		2016		2015
	$	% of Total Sales	$	% of Total Sales	$	% of Total Sales
	(U.S. dollars in thousands, except percentage and per share data)
SALES	370,407	100.0	341,169	100.0	296,458	100.0
COST OF SALES	125,517	33.9	124,034	36.4	106,483	35.9
GROSS PROFIT	244,890	66.1	217,135	63.6	189,975	64.1
OPERATING EXPENSES:
Selling expenses	34,844	9.4	11,679	3.4	9,973	3.4
General and administrative expenses	67,684	18.3	54,519	16.0	41,392	14.0
Research and development expenses	6,504	1.7	7,022	2.1	6,024	2.0
Total operating expenses	109,032	29.4	73,220	21.5	57,389	19.4
INCOME FROM OPERATIONS	135,858	36.7	143,915	42.1	132,586	44.7
OTHER INCOME (EXPENSES):
Equity in income (loss) of equity method investee	3,509	0.9	2,519	0.7	(1,311)	(0.4)
Interest income	7,624	2.1	7,816	2.3	5,551	1.9
Interest expense	(583)	(0.2)	(254)	-	(1,727)	(0.6)
Loss from disposal of a subsidiary	-	-	(76)	-	-	-
Total other income, net	10,550	2.8	10,005	3.0	2,513	0.9
INCOME BEFORE INCOME TAX EXPENSE	146,408	39.5	153,920	45.1	135,099	45.6
INCOME TAX EXPENSE	64,172	17.3	25,126	7.4	20,993	7.1
NET INCOME	82,236	22.2	128,794	37.7	114,106	38.5
Less: Net income attributable to noncontrolling interest	14,293	3.9	24,014	7.0	25,063	8.5
NET INCOME ATTRIBUTABLE TO COMPANY	67,943	18.3	104,780	30.7	89,043	30.0
EARNINGS PER SHARE OF ORDINARY SHARES
BASIC	2.40		3.79		3.40
DILUTED	2.38		3.74		3.27

Comparison of years ended December 31, 2017 and 2016

Sales

Our total sales increased by 8.6%, or $29.2 million, to $370.4 million for 2017, compared to $341.2 million for 2016. In RMB terms, our total sales increased by 10.5% for 2017 as compared to 2016. The increase in sales for 2017 was primarily attributable to the increase in the sales of placenta polypeptide and certain immunoglobulin products.

The following table summarizes the breakdown of sales by major types of products:

	For the Year Ended December 31,				Change
	2017		2016
	$	%	$	%	Amount	%
	(U.S. dollars in millions, except percentage)
Human albumin	132.5	35.8	133.7	39.2	(1.2)	(0.9)
Immunoglobulin products:
IVIG	117.5	31.7	117.9	34.6	(0.4)	(0.3)
Other immunoglobulin products	50.1	13.5	40.1	11.8	10.0	24.9
Placenta polypeptide	49.2	13.3	32.2	9.4	17.0	52.8
Others	21.1	5.7	17.3	5.0	3.8	22.0
Totals	370.4	100.0	341.2	100.0	29.2	8.6

For 2017 as compared to 2016:

•	the average price for our approved human albumin products, which represented 35.8% of our total sales for 2017, decreased by 4.3% in USD terms and 2.5% in RMB terms, mainly due to the combined effect of both a decrease in prices charged to certain distributors, which reflected intensified market competition, and a lower sales proportion from the higher-unit-price dosages compared to 2016; and

•	the average price for our approved IVIG products, which represented 31.7% of our total sales for 2017, decreased by 0.8% in USD terms and increased by 1.3% in RMB terms, mainly due to an increase in price we charged the Company’s major distributors.

The sales volume of our products depends on market demand and our production volume. The production volume of our human albumin products and IVIG products depends primarily on the general plasma supply. The production volume of our hyper-immune products, which include human rabies immunoglobulin, human hepatitis B immunoglobulin and human tetanus immunoglobulin products, is subject to the availability of specific vaccinated plasma and our production capacity. The supply of specific vaccinated plasma requires several months of lead time. Our production facility currently can only accommodate the production of one type of hyper-immune products at any given time and we rotate the production of different types of hyper-immune products from time to time in response to market demand. As such, the sales volume of any given type of hyper-immune products may vary significantly from period to period.

The sales volume of our human albumin increased by 3.5% in 2017 as compared to 2016, as a combined result of enhanced production volumes in Guizhou Taibang and reduced production volume in Shandong Taibang in connection with the old facility’s production suspension. The sales volume of our IVIG products remained stable for 2017 as compared to 2016.

The sales increase of other immunoglobulin products for 2017 as compared to 2016 was mainly attributable to the increase in both average sales price and sales volume of human rabies immunoglobulin products.

Revenue from placenta polypeptide products increased by 52.8% for 2017 as compared to 2016, reaching 13.3% of total sales, mainly attributable to a higher unit selling price following the wider implementation of the two-invoice policy across China in 2017, as well as an increase of 7.3% in sales volume.

Revenue from other plasma products, including human coagulation factor VIII and human prothrombin complex concentrate, increased by 22.0% in 2017 compared to 2016, representing 5.7% of total sales as compared to 5.0% of total sales in 2016. This growth reflects the Company’s ongoing medical marketing activities.

Cost of sales & gross profit

	For the Year Ended December 31,		Change
	2017	2016	Amount	%
	(U.S. dollars in millions, except percentage)
Cost of sales	$125.5	$124.0	$1.5	1.2
as a percentage of total sales	33.9%	36.4%		(2.5)
Gross Profit	$244.9	$217.2	$27.7	12.8
Gross Margin	66.1%	63.6%		2.5

Our cost of sales was $125.5 million, or 33.9% of our sales, for 2017, as compared to $124.0 million, or 36.4% of our sales for 2016. Our gross profit was $244.9 million and $217.2 million for 2017 and 2016, respectively, representing gross margins of 66.1% and 63.6%, respectively.

Our cost of sales and gross margin are affected by the product pricing, raw material costs, product mix, yields and manufactory efficiency. In an effort to increase plasma collection volume and expand our donor base, we increased the nutrition fees paid to donors consistent with the industry practice. We expect the nutrition fees to be paid to donors will continue to increase as a result of improving living standards in China. Consequently, future improvements on margins will need to be derived from increases in product pricing, yields and manufacturing efficiency, as well as from optimizing the product mix.

The decrease in cost of sales as a percentage of total sales was mainly due to the higher sales price of placenta polypeptide following the wider implementation of the two-invoice policy and a greater proportion of sales derived from certain hyper-immune and coagulation products with a higher profit margin.

Operating expenses

	For the Year Ended December 31,		Change
	2017	2016	Amount	%
	(U.S. dollars in millions, except percentage)
Operating expenses	$109.0	$73.2	$35.8	48.9
as a percentage of total sales	29.4%	21.5%		7.9

Our total operating expenses increased by $35.8 million, or 48.9%, to $109.0 million for 2017 from $73.2 million for 2016. As a percentage of total sales, total expenses increased by 7.9% to 29.4% for 2017 from 21.5% for 2016. The increase of the total operating expenses was primarily due to the increase of selling expenses, as well as the increase of general and administrative expenses as discussed below.

Selling expenses

	For the Year Ended December 31,		Change
	2017	2016	Amount	%
	(U.S. dollars in millions, except percentage)
Selling expenses	$34.8	$11.7	$23.1	197.4
as a percentage of total sales	9.4%	3.4%		6.0

For 2017, our selling expenses increased by $23.1 million, or 197.4%, to $34.8 million from $11.7 million for 2016. More than half of the increase comes from placenta polypeptide products and the remaining comes from plasma products. For placenta polypeptide products and certain hyper-immune products, as certain previous multiple layers of distribution channels were disqualified due to the two-invoice regulation, we implemented new sales strategies including using internal sales force or engaging third party contract service organizations to promote our products. For other plasma products, in order to solidify our competitiveness within distribution channel customers, we incurred more promotion and marketing activities. As a percentage of total sales, our selling expenses for 2017 increased to 9.4% from 3.4% for 2016.

General and administrative expenses

	For the Year Ended December 31,		Change
	2017	2016	Amount	%
	(U.S. dollars in millions, except percentage)
General and administrative expenses	$67.7	$54.5	$13.2	24.2
as a percentage of total sales	18.3%	16.0%		2.3

For 2017, our general and administrative expenses increased by $13.2 million, or 24.2%, to $67.7 million from $54.5 million for 2016. As a percentage of total sales, general and administrative expenses increased by 2.3% to 18.3% for 2017 from 16.0% for 2016. The increase in general and administrative expenses was mainly due to the increase of share-based compensation expenses of $9.5 million and $1.9 million expenses related to the redomicile merger and the acquisition of TianXinFu.

Research and development expenses

	For the Year Ended December 31,		Change
	2017	2016	Amount	%
	(U.S. dollars in millions, except percentage)
Research and development expenses	$6.5	$7.0	$(0.5)	(7.1)
as a percentage of total sales	1.7%	2.1%		(0.4)

For 2017, our research and development expenses decreased by $0.5 million, or 7.1%, to $6.5 million from $7.0 million for 2016. In 2017 and 2016, we received government grants totaling $0.4 million and $0.8 million, respectively, and recognized them as a reduction of research and development expenses. Excluding this impact, our research and development expenses decreased by $0.9 million for 2017 from 2016. As a percentage of total sales, our research and development expenses, excluding the impact of these recognized government grants, decreased to 1.9% for 2017 from 2.3% for 2016.

Equity in income of equity method investee

Our equity method investment represented our 35.0% equity interest in Huitian, our equity method investee. For 2017, our equity in income of equity method investee increased by $1.0 million to $3.5 million from $2.5 million for 2016.

Income tax expense

	For the Year Ended December 31,		Change
	2017	2016	Amount	%
	(U.S. dollars in millions, except percentage)
Income tax expense	$64.2	$25.1	$39.1	155.8
Effective income tax rate	43.8%	16.3%		27.5

Our provision for income taxes increased by $39.1 million, or 155.8%, to $64.2 million for 2017 from $25.1 million for 2016. Income tax expense in 2017 includes a charge of US$40.3 million, which represents management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of accumulated earnings mandated by the U.S. tax reform. Our effective income tax rates were 43.8% and 16.3% for 2017 and 2016, respectively. Excluding the impact of repatriation tax for 2017, our effective income tax rate is 16.3%.

Comparison of years ended December 31, 2016 and 2015

Sales

Our total sales increased by 15.1%, or $44.7 million, to $341.2 million for 2016, compared to $296.5 million for 2015. In RMB terms, our total sales increased by 22.8% for 2016 as compared to 2015. The increase in sales for 2016 was primarily attributable to the increase in the sales price of human tetanus immunoglobulin products and the increase in the sales volume of human albumin products, placenta polypeptide and human tetanus immunoglobulin products, partially offset by the decrease in the sales volume of IVIG products.

The following table summarizes the breakdown of sales by major types of products:

	For the Year Ended December 31,				Change
	2016		2015
	$	%	$	%	Amount	%
	(U.S. dollars in millions, except percentage)
Human albumin	133.7	39.2	111.4	37.6	22.3	20.0
Immunoglobulin products:
IVIG	117.9	34.6	125.1	42.2	(7.2)	(5.8)
Other immunoglobulin products	40.1	11.8	22.5	7.6	17.6	78.2
Placenta polypeptide	32.2	9.4	27.2	9.2	5.0	18.4
Others	17.3	5.0	10.3	3.4	7.0	68.0
Totals	341.2	100.0	296.5	100.0	44.7	15.1

For 2016 as compared to 2015:

•	the average price for our approved human albumin products, which represented 39.2% of our total sales for 2016, decreased by 4.9% in USD terms and increased by 1.5% in RMB terms; and

•	the average price for our approved IVIG products, which represented 34.6% of our total sales for 2016, decreased by 2.3% in USD terms and increased by 4.2% in RMB terms.

The average sales price of our human albumin and IVIG products increased in RMB term for 2016 as compared to 2015, following the removal of the retail price ceiling for drug products effective on June 1, 2015, owing to the increased market demand for human albumin and IVIG products.

The sales volume of our products depends on market demand and our production volume. The production volume of our human albumin products and IVIG products depends primarily on the general plasma supply. The production volume of our hyper-immune products, which include human rabies immunoglobulin, human hepatitis B immunoglobulin and human tetanus immunoglobulin products, is subject to the availability of specific vaccinated plasma and our production capacity. The supply of specific vaccinated plasma requires several months of lead time. Our production facility currently can only accommodate the production of one type of hyper-immune products at any given time and we rotate the production of different types of hyper-immune products from time to time in response to market demand. As such, the sales volume of any given type of hyper-immune products may vary significantly from period to period.

The sales volume of our human albumin products increased by 26.2% for 2016 as compared to 2015, which was primarily attributable to the increased production volume at Shandong Taibang and Guizhou Taibang as a result of increased plasma supply volume. The sales volume of our IVIG products decreased by 3.6% for 2016 as compared to 2015, primarily due to the depletion of IVIG pastes we reserved from prior years that were processed and sold in 2015 and the allocation of more production facilities to human tetanus immunoglobulin products with higher margin in 2016.

The sales increase of other immunoglobulin products for 2016 as compared to 2015 was mainly attributable to the increase in both average sales price and sales volume of human tetanus immunoglobulin products. The sales volume of our human tetanus immunoglobulin increased by 41.9% for 2016 as compared to 2015. The average sales price of human tetanus immunoglobulin products increased significantly for 2016 as compared to 2015 due to the significant market supply shortage following the removal of the retail price ceiling for drug products effective on June 1, 2015.

The sales increase of placenta polypeptide products was generally in line with the sales volume increase for 2016 as compared to 2015. The sales volume of placenta polypeptide products increased by 22.6% for 2016 as compared to 2015, primarily because we increased our market penetration into more hospitals through our improved sales capabilities.

The sales increase of other products for 2016 as compared to 2015 was mainly due to the increase in sales volume of both factor VIII and PCC, sales of which we ramped up in 2016.

Cost of sales & gross profit

	For the Year Ended December 31,		Change
	2016	2015	Amount	%
	(U.S. dollars in millions, except percentage)
Cost of sales	$124.0	$106.5	$17.5	16.4
as a percentage of total sales	36.4%	35.9%		0.5
Gross Profit	$217.2	$190.0	$27.2	14.3
Gross Margin	63.6%	64.1%		(0.5)

Our cost of sales was $124.0 million, or 36.4% of our sales, for 2016, as compared to $106.5 million, or 35.9% of our sales for 2015. Our gross profit was $217.2 million and $190.0 million for 2016 and 2015, respectively, representing gross margins of 63.6% and 64.1%, respectively.

Our cost of sales and gross margin are affected by the product pricing, raw material costs, product mix, yields and manufactory efficiency. In an effort to increase plasma collection volume and expand our donor base, we increased the nutrition fees paid to donors consistent with the industry practice. We expect the nutrition fees to be paid to donors will continue to increase as a result of improving living standards in China. Consequently, future improvements on margins will need to be derived from increases in product pricing, yields and manufacturing efficiency, as well as from optimizing the product mix.

The increase of cost of sales was mainly due to the increases in the sales volume of human albumin products, placenta polypeptide products and human tetanus immunoglobulin products, which was partially offset by the decrease in the sales volume of IVIG products. The increase in cost of sales as a percentage of sales for 2016 as compared to 2015 was mainly due to the higher cost of plasma purchased from Xinjiang Deyuan, which was partially offset by the increase in the average sales price of certain plasma products and a more profitable product mix.

Operating expenses

	For the Year Ended December 31,		Change
	2016	2015	Amount	%
	(U.S. dollars in millions, except percentage)
Operating expenses	$73.2	$57.4	$15.8	27.5
as a percentage of total sales	21.5%	19.4%		2.1

Our total operating expenses increased by $15.8 million, or 27.5%, to $73.2 million for 2016 from $57.4 million for 2015. As a percentage of total sales, total expenses increased by 2.1% to 21.5% for 2016 from 19.4% for 2015. The increase of the total operating expenses was primarily due to the combined effect of the increase of general and administrative expenses and selling expenses as discussed below.

Selling expenses

	For the Year Ended December 31,		Change
	2016	2015	Amount	%
	(U.S. dollars in millions, except percentage)
Selling expenses	$11.7	$10.0	$1.7	17.0
as a percentage of total sales	3.4%	3.4%		-

For 2016, our selling expenses increased by $1.7 million, or 17.0%, to $11.7 million from $10.0 million for 2015. As a percentage of total sales, our selling expenses for 2016 remained stable as compared to 2015. The increase of the selling expenses was in line with the sales growth in 2016 as compared to 2015.

General and administrative expenses

	For the Year Ended December 31,		Change
	2016	2015	Amount	%
	(U.S. dollars in millions, except percentage)
General and administrative expenses	$54.5	$41.4	$13.1	31.6%
as a percentage of total sales	16.0%	14.0%		2.0

For 2016, our general and administrative expenses increased by $13.1 million, or 31.6%, to $54.5 million from $41.4 million for 2015. As a percentage of total sales, general and administrative expenses increased by 2.0% to 16.0% for 2016 from 14.0% for 2015. The increase in general and administrative expenses was mainly due to the increase of share-based compensation expenses of $12.3 million.

Research and development expenses

	For the Year Ended December 31,		Change
	2016	2015	Amount	%
	(U.S. dollars in millions, except percentage)
Research and development expenses	$7.0	$6.0	$1.0	16.7%
as a percentage of total sales	2.1%	2.0%		0.1

For 2016, our research and development expenses increased by $1.0, or 16.7%, to $7.0 million from $6.0 million for 2015. In 2016 and 2015, we received government grants totaling $0.8 million and $1.2 million, respectively, and recognized them as a reduction of research and development expenses. Excluding this impact, our research and development expenses increased by $0.6 million for 2016 from 2015. As a percentage of total sales, our research and development expenses, excluding the impact of these recognized government grants, decreased by 0.1% to 2.3% for 2016 from 2.4% for 2015.

Equity in (loss) income of equity method investee

Our equity method investment represented our 35.0% equity interest in Huitian, our equity method investee. For 2016, our equity in income (loss) of equity method investee increased by $3.8 million to a gain of $2.5 million from a loss of $1.3 million for 2015. Huitian suspended its production and began to construct a new production facility to meet the new GMP standard in late 2013. Huitian incurred operation losses during the suspension period in 2015 as it did not commence production at its new facility until February 2016.

Income tax expense

	For the Year Ended December 31,		Change
	2016	2015	Amount	%
	(U.S. dollars in millions, except percentage)
Income tax expense	$25.1	$21.0	$4.1	19.5
Effective income tax rate	16.3%	15.5%		0.8

Our provision for income taxes increased by $4.1 million, or 19.5%, to $25.1 million for 2016 from $21.0 million for 2015. Our effective income tax rates were 16.3% and 15.5% for 2016 and 2015, respectively. The increase of effective income tax rate was mainly due to that on a percentage basis, greater losses were generated by China Biologic in the U.S. for 2016 as compared to 2015, most of which were provided valuation allowance.

Foreign Currency Exchange Impact

All of our consolidated revenues and consolidated costs of sales and majority of expenses, as well as all of our assets (except for certain cash balances) are denominated in RMB, whereas our reporting currency is U.S. dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. For details, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Inflation

Inflation does not materially affect our business or the results of our operations.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, augmented by bank borrowings and equity contributions by our shareholders. As of December 31, 2017, we had $219.3 million in cash and cash equivalents, primarily consisting of certificates of deposit with an initial term of three months or less.

We believe that our current working capital is sufficient to meet our anticipated cash needs. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

Cash Flow

	For the Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in millions)
Net cash provided by operating activities	$102.2	$123.3	$109.4
Net cash used in investing activities	(60.9)	(52.5)	(89.8)
Net cash (used in) provided by financing activities	(18.3)	(22.1)	51.6
Effects of exchange rate change in cash	12.5	(9.8)	(7.1)
Net increase in cash and cash equivalents	35.5	38.9	64.1
Cash and cash equivalents at beginning of the year	183.8	144.9	80.8
Cash and cash equivalents at end of the year	$219.3	$183.8	$144.9

Operating activities

Cash inflows from operating activities totaled $102.2 million in 2017, $123.3 million in 2016, and $109.4 million in 2015. Cash inflows decreased by $21.1 million in 2017 as compared to 2016 and increased by $13.9 million in 2016 as compared to 2015. Such decreases in cash inflows from operations in 2017 were mainly due to the increase in accounts receivable and inventories, which was partially offset by an increase in other payables and accrued liabilities during 2017. The increases in cash inflow from operations in 2016 were mainly in line with the improvements in our results of operations compared with that of 2015, partially offset by an increase in accounts receivable and inventories during 2016.

Accounts receivable

Our average collection speed of accounts receivable slowed down in 2017 as compared to 2016. The accounts receivable turnover days for plasma products were 58 days, 41 days, and 34 days for 2017, 2016, and 2015, respectively. The increased turnover days in 2017 reflected the longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and the intensified competition in the distribution channel. The increase in turnover days for 2016 was primarily due to the extended credit terms granted to certain qualified hospitals for enhancing our business relationship with certain key customers.

Inventories

Cash outflows for inventories increased in both 2017 and 2016. The increases in inventory for 2017, 2016 and 2015 were $42.1 million, $40.1 million and $32.1 million, respectively. The increase of inventories in 2017 as compared to 2016 was mainly because of the increase of raw materials during the production suspension at our old Shandong facility and the increase of work-in-process and finished goods reflecting the weaker market demand due to more aggressive-than-expected implementation of certain government healthcare reform policies. The increase of inventories in 2016 as compared to 2015 was mainly attributable to the increase in source plasma purchased from Xinjiang Deyuan as well as the increase of finished goods in preparation for Shandong Taibang’s facility transition.

Investing activities

Cash outflows from investing activities for 2017 was $60.9 million, as compared to $52.5 million and $89.8 million for 2016 and 2015, respectively. In 2017, we paid $38.3 million for the acquisition of property, plant and equipment, intangible assets and land use rights and we also purchased time deposit in the amount of $22.7 million.

In 2016, we paid $51.0 million for the acquisition of property, plant and equipment, intangible assets and land use rights and provided loans of $12.3 million to Xinjiang Deyuan, which was partially offset by a $10.3 million refund of deposits on land use rights from the local government.

In 2015, we paid $52.3 million for the acquisition of property, plant and equipment, intangible assets and land use rights and provided a long-term loan of $40.7 million to Xinjiang Deyuan, which was partially offset by government grants of $2.5 million in connection with our purchase of property, plant and equipment.

Financing activities

Cash outflows from financing activities for 2017 totaled $18.3 million and cash outflows was $22.1 million for 2016, as compared to cash inflows from financing activities totaled $51.6 million for 2015.

Cash outflows from financing activities in 2017 mainly consisted of the dividends payment of $18.8 million made by our subsidiary to noncontrolling interest shareholder, partially offset by proceeds of $0.9 million received from stock options exercised.

Cash outflows from financing activities in 2016 mainly consisted of payment of $58.1 million to the former minority shareholders of Guizhou Taibang in connection with their capital withdrawal from Guizhou Taibang and a dividend payment of $7.9 million by our subsidiary to noncontrolling interest shareholder, partially offset by the maturity of a $37.8 million time deposit as a security for a bank loan that was fully repaid in June 2015 and proceeds of $3.6 million from stock option exercised.

Cash inflows from financing activities in 2015 mainly consisted of net proceeds of $80.6 million from a follow-on offering of our Company’s ordinary shares in June 2015, proceeds of $63.2 million from the maturity of deposits used as security for bank loans, proceeds of $15.8 million from a short-term bank loan and proceeds of $7.7 million from stock options exercised, partially offset by repayments of bank loans totaling $113.5 million and a dividend of $3.7 million held in escrow by a trial court in connection with disputes with a minority shareholder of Guizhou Taibang.

Management believes that our Company has sufficient cash on hand and will continue to have positive cash inflow for its operations from the sale of its products in the PRC market.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts consist of in-house development and partnership with leading international players to expand our product line to include plasma products that have higher margins and are technologically more advanced. We also seek to continue to improve the yield for our products. For further details of our pipeline products, see “Item 4.B. Information on the Company—Business Overview—Business—Our Research and Development Efforts”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2017:

	Payments due by period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	More than five years
	(U.S. dollars in millions)
Operating lease commitment	1.3	0.6	0.5	-	0.2
Purchase commitment	8.7	8.7	-	-	-
Capital commitment	12.9	11.6	1.3	-	-
Total	22.9	20.9	1.8	-	0.2

G. Safe Harbor

Please see the section entitled “Special Note Regarding Forward Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names of our current directors, officers and significant employees, their ages, all positions and offices that they hold with us, the period during which they have served as such, and their business experience during at least the last five years.

NAME	AGE	POSITION
David (Xiaoying) Gao(1)	67	Chairman of the Board, Chief Executive Officer (the “CEO”) and President
Sean Shao(1)	61	Director
Yungang Lu(1)	54	Director
David Hui Li(1)	49	Director
Wenfang Liu(1)	80	Director
Zhijun Tong(1)	58	Director
Albert (Wai Keung) Yeung(1)	75	Director
Joseph Chow(1)	54	Director
Yue’e Zhang(1)	55	Director
Ming Yang	46	Chief Financial Officer (the “CFO”)
Ming Yin	40	Senior Corporate Vice President
Zhijing Liu	64	Corporate Vice President
Gang Yang	53	Corporate Vice President and the General Manager of Guizhou Taibang

(1)	Our classified Board consists of three classes of directors. Class I directors currently consist of Mr. David (Xiaoying) Gao, Mr. Joseph Chow and Ms. Yue’e Zhang, with term expiring in 2019. Class II directors currently consist of Mr. Sean Shao, Prof. Wenfang Liu and Mr. David Hui Li, with term expiring in 2020. Class III directors currently consist of Dr. Yungang Lu, Mr. Zhijun Tong and Mr. Albert (Wai Keung) Yeung, with term expiring in 2018.

Mr. David (Xiaoying) Gao. Mr. Gao has been a member of our Board since October 6, 2011, our Chairman since March 30, 2012 and our CEO since May 10, 2012. From February 2004 until the company’s acquisition by Sanofi in February 2011, Mr. Gao served as the chief executive officer and director of BMP Sunstone Corporation (NASDAQ: BJGP). Following the acquisition, he served as a senior integration advisor for Sanofi from February to August 2011. From February 2002 through February 2004, Mr. Gao served as the chairman of BMP China’s board of directors. Mr. Gao served as the president and a director of Abacus Investments Ltd, a private wealth management company, from August 2003 until June 2004, and as chief executive officer of Abacus from July 2003 to June 2004. From 1989 to 2002, Mr. Gao held various executive positions at Motorola, Inc., including: a director and vice president of the Integrated Electronic System Sector, Asia-Pacific operation, from 1998 to 2002; a Member of Motorola Asia Pacific Management Board, Management Board of Motorola Japan Ltd., from 2000 to 2002; and Motorola China Management Board from 1996 to 2002. Mr. Gao holds a B.S. in Mechanical Engineering from the Beijing Institute of Technology, a M.S. in Mechanical Engineering from Hanover University, Germany, and an M.B.A. from The Massachusetts Institute of Technology. Mr. Gao is a Class I director.

Mr. Sean Shao. Mr. Shao has been a member of our Board since July 24, 2008. In addition to his roles with us, Mr. Shao currently serves as independent director and chairman of the audit committee of: 21Vianet Group, Inc., a carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013; and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008 and a board member of Trina Solar Limited from 2015 to 2017. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants. Mr. Shao is a Class II director.

Dr. Yungang Lu. Dr. Lu has been a member of our Board since March 19, 2012. Dr. Lu is the director of Time Galaxy Limited, a Hong Kong-based family office with global investment interests. Dr. Lu also serves as a director of the following listed companies: China Techfaith Wireless Communication Technology Ltd., a handheld device company in China, and China Cord Blood Corporation, a provider of cord blood storage services in China. From 2009 to 2017, Dr. Lu served as a managing director of Seres Asset Management Limited, an Asian equities investment management company based in Hong Kong. From 2004 to 2009, Dr. Lu was a managing director of APAC Capital Advisors Limited, a Hong Kong-based Greater China investment manager. Dr. Lu was a research analyst with Credit Suisse First Boston (Hong Kong), a financial services company, from 1998 to 2004, where his last position was the head of the China research department. Before moving to Credit Suisse, he worked as an equity analyst focused on the regional infrastructure at JP Morgan Securities Asia, a financial services company, in Hong Kong. Dr. Lu received a B.S. in Biology from Peking University, an M.S. in Biochemistry from Brigham Young University and a Ph.D. in Finance from the University of California, Los Angeles. Dr. Lu is a Class III director.

Mr. David Hui Li. Mr. David Hui Li has been a member of our Board since November 4, 2013. Mr. David Li was an executive director and a managing director at Warburg Pincus Asia LLC (“Warburg Pincus”) from February 2002 to January 2016. Prior to joining Warburg Pincus, Mr. Li worked in the investment banking division of Goldman Sachs from 2001 to 2002 and Morgan Stanley from 1994 to 2001. Mr. Li received a B.S. in economics from Renmin University of China and an M.B.A. from Yale University School of Management. Mr. Li is a Class II director.

Prof. Wenfang Liu. Prof. Wenfang Liu has been a member of our Board since February 27, 2011. He has served as an independent director of Sinco Pharmaceuticals Holdings Limited, a Hong Kong listed pharmaceutical company from March 2016. From 2007 to 2011, Prof. Liu served as the chief consultant for Sichuan Yuanda Shuyang Pharmaceuticals. Prior to that, he served from 2000 to 2007, in various managerial positions including as the chief engineer and a director of Hualan Biological Engineering, and as a director of blood separating, from 2005 to 2006, at Chengdu Jiaying Medical Product Co. Ltd. Prior to that, Prof. Liu served, from 1998 to 1999, as the chief engineer of Guiyang Qianfeng Biological Products Co. Ltd., and from 1988 to 1998 as the vice chairman of the Institute of Blood Transfusion of Chinese Academy of Medical Sciences. Prof. Liu previously served as a member of the Sichuan CPPCC Standing Committee, the Chinese Society of Blood Transfusion and the China Medical Biotech Association. He holds a Bachelor’s Degree in Bio-Chemistry from the Chinese Academy of Sciences, Forest and Soil College and was a Ph.D. advisor from 1997 to 1998. Prof. Liu is a Class II director.

Mr. Zhijun Tong. Mr. Tong has been a member of our Board since April 20, 2012. He has served as the chairman of the board of directors of several corporations, including Spain Qifa Corporation Ltd. since 1996, Hong Kong Tong’s Group since 2007, Sunstone (Qingdao) Plant Oil Co., Ltd. since 2008, Sunstone (Qingdao) Food Co., Ltd. since 2009, Shengda (Zhangjiakou) Pharmaceutical Co., Ltd. since 2011 and Shengda (Qianxi) Chinese Medicine Cultivation Co., Ltd. since 2012. Mr. Tong has also served as a director and a vice president of Spain International Haisitan Group since 1993. From 2007 to 2011, he was the chairman of the board of directors and general manager of Sunstone Pharmaceutical Co., Ltd and also served as the president and a director of BMP Sunstone Corporation, a NASDAQ-listed pharmaceutical corporation. Mr. Tong is a Class III director.

Mr. Albert (Wai Keung) Yeung. Mr. Yeung has been a member of our Board since July 29, 2012. Mr. Yeung has been since 2005 a partner of Albert Yeung & Associate Consulting Company, a consulting company providing M&A, leadership and executive coaching services to senior managers and chief executive officers. From August 2006 to February 2011, Mr. Yeung also served as a director of BMP Sunstone Corporation, a company listed on NASDAQ until the company’s acquisition by Sanofi. Since September 6, 2015, Mr. Yeung has been an independent director of Beijing Promed Medical Technology Co. Ltd. Prior to retirement, Mr. Yeung had spent more than 30 years in China’s pharmaceutical industry, holding various senior sales, marketing and general management positions with major pharmaceutical corporations in Hong Kong and mainland China, including Johnson & Johnson, Xian-Janssen, Burroughs Wellcome, Bristol Myers-Squibb and GlaxoSmithKline. Mr. Yeung is a Class III director.

Mr. Joseph Chow. Mr. Chow has been a member of our Board since November 3, 2014. Mr. Chow has over 20 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Mr. Chow was recently a managing director of Moelis and Company and was previously a managing director at Goldman Sachs (Asia) LLP. Prior to that, he served as an independent financial consultant, as chief financial officer of Harbor Networks Limited, and as chief financial officer of China Netcom (Holdings) Company Limited. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow currently sits on the board as independent non-executive director for China ZhongDi Dairy Holdings Company Limited, Intime Department Store (Group) Co., Ltd. and CAR, Inc., respectively, which are companies listed on the Stock Exchange of Hong Kong. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and a Master of Business Administration degree from the University of Maryland at College Park. Mr. Chow is a Class I director.

Ms. Yue’e Zhang. Ms. Yue’e Zhang was appointed as a director on our Board on January 1, 2018, pursuant to the investor rights agreement dated as of January 1, 2018 by and between the Company and PW Medtech Group Limited, a major shareholder of the Company. Ms. Zhang has worked in the medical device industry for over 20 years and has accumulated considerable experience in product design, R&D, and management and investment. She currently serves as the chairman of the board and an executive director of PW Medtech Group Limited, a company listed on the Hong Kong Stock Exchange. She is also a founder and shareholder of Lepu Medical Technology (Beijing) Co., Ltd., a company listed on the Shenzhen Stock Exchange. Ms. Zhang obtained a bachelor’s degree in material science and engineering from Xi’an Jiaotong University, and two master degrees in material science and management from Xi’an University of Technology and Florida International University, respectively. Ms. Zhang is a Class I director.

Mr. Ming Yang. Mr. Yang has been our CFO since August 7, 2012. Mr. Yang served as our interim CFO between May 31 and August 6, 2012 and our Vice President-Finance & Compliance and Treasurer between March 30, 2012 and August 6, 2012. Mr. Yang also serves as an independent director for Kunming Jida Pharmaceutical. Mr. Yang has six years of financial management experience in corporations and 11 years of audit experience in accounting firms. Mr. Yang has extensive experience in dealing with the PRC tax regulations, PRC GAAP, IFRS and internal control matters. He was an audit senior manager at KPMG, where he provided audit services for initial public offerings, right issues and merger and acquisition transactions. He also worked on the annual reports of various public companies listed in Hong Kong and mainland China. His audit clients ranged from state-owned enterprises and Chinese listed companies to multinational companies, including Angang Steel, Shenhua Energy, BOE Technology and BHP Billiton. Mr. Yang is a certified public accountant in China.

Mr. Ming Yin. Mr. Yin has been our Senior Corporate Vice President since August 2012. He is in charge of investor relations and business development. From March 2008 to May 2012, he held various management positions at our Company with increasing responsibility regarding our financial reporting, finance, investor relations, and business development, including Vice President-Finance from August 2010 to March 2012 and assistant to CFO from March 2008 to August 2010. Prior to joining us, Mr. Yin was a tax associate at the New York office of KPMG from February 2007 to February 2008. Prior to that, Mr. Yin held multiple financial management positions in corporations, including accounting manager at Cronimet USA, an international supplier of raw materials for the industrial production of stainless steel Corporation from April 2004 to January 2007 and an accountant at Houston Fruitland Inc. from February 2003 to April 2004. Mr. Yin is a chartered financial analyst. Mr. Yin holds a B.B.A. in accounting from Northwood University in Midland, Michigan, and an M.B.A. in Finance &Investment from Zicklin School of Business of Baruch College of City University of New York.

Ms. Zhijing Liu. Ms. Liu has been our Corporate Vice President since August 2012. She oversees plasma quality management, plasma resource development and matters related to regulatory affairs. From January 2010 to May 2011, Ms. Liu held various management positions at our Company, including being the Chief Representative of the Company’s Beijing office. From May 2011 to August 2012, Ms. Liu was our Director of the Regulatory Affairs and Administration. Ms. Liu has more than 30 years of experience in China’s pharmaceutical industry, holding various senior marketing, human resource, consulting and general management positions with various pharmaceutical organizations. Prior to joining us, Ms. Liu was general manager of Zhongbang Medical Technology Company, an affiliate of Hospital Management Institute of Ministry of Health.

Mr. Gang Yang. Mr. Yang has been our Corporate Vice President since August 2013 and the general manager of our majority owned subsidiary Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”) since 2010. Prior to that, Mr. Yang held various management positions at Guizhou Taibang, including being the deputy general manager. Mr. Yang has more than 20 years of experience in China’s plasma industry, holding various senior operation, production and plasma resource management positions with various plasma production organizations. Prior to joining us, Mr. Yang was a director of Guizhou Qianfeng Biologic Products Company.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person. To the best of our knowledge and belief, there are no arrangements or understandings with any of our directors, executive officers, principal shareholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were selected.

Directors and executive officers are elected or appointed until their successors are duly elected or appointed and qualified.

Family Relationships

There are no family relationships among our directors or executive officers.

B.	Compensation

In 2017, we paid an aggregate of approximately US$3.0 million in cash to our executive officers, and approximately US$0.4 million in cash to our non-executive directors. We also granted restricted shares to our executive officers and directors, as set forth in “Item 6.B. Directors, Senior Management and Employees—Compensation—Employees’ Share Incentive Plans”.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Except for the above statutory contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements

Each of David (Xiaoying) Gao, Ming Yang, Ming Yin, Zhijing Liu and Gang Yang has entered into an employment agreement with the Company. The employment agreements set forth their respective base salary levels, subject to annual adjustment by the Compensation Committee or the Board, as the case may be. The employment agreements also provide that each of these executive officers is eligible to receive a discretionary bonus, which is linked to annual corporate and individual performance established by the Compensation Committee.

Our employment agreement with each of David (Xiaoying) Gao, Ming Yang and Ming Yin contains severance and change of control arrangements, which provide that if such executive’s employment is terminated by the Company without cause, he will be entitled to receive a cash severance payment equal to 12 months of his then current base salary, payable in 12 equal monthly installments, and that if his employment is terminated by the Company upon certain change of control events, such as certain mergers or consolidations of the Company or sale or disposition of all or substantially all of the Company’s assets, he will be entitled to receive a cash severance payment equal to 18 months of his then current base salary, payable in 18 equal monthly installments. These employment agreements also provide that the Company will indemnify these executives against expenses and liabilities such executives reasonably incur in connection with any suit or proceeding in which they may be involved by reason of their service as executives of the Company.

We have also entered into a standard form of director agreement with each of our directors. Under these agreements, we pay cash compensations to our directors and reimburse them for pre-approved reasonable business-related expenses incurred in good faith in the performance of the directors’ duties for our Company. In addition, we have entered into an indemnification agreement with each of our directors, pursuant to which we have agreed to indemnify our directors against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director of our Company.

In addition to his director agreement and indemnification agreement, Mr. David Hui Li entered into a consulting agreement with us on July 1, 2016. The consulting agreement has a term of 36 month and can be extended by mutual agreement by the parties. Under this agreement, Mr. David Hui Li will advise the Company and the management on short-term and long-term strategies, potential acquisition transactions, potential strategic partnerships and alliances, and potential financial and capital market activities. As a compensation to Mr. David Hui Li, the Company awarded him certain restricted shares.

Employees’ Share Incentive Plan

Effective May 9, 2008, the Board adopted the 2008 Equity Incentive Plan (the “2008 Plan”) and reserved a total of five million ordinary shares of the Company to be issued pursuant to the 2008 Plan. The 2008 Plan provides for grants of share options, share appreciation rights, performance units, restricted shares, restricted share units and performance shares. These equity awards were granted at the discretion of the Compensation Committee to align the executive officers’ interests with those of the shareholders and provide the executive officers with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business.

As of December 31, 2017, 914,026 restricted shares and options to purchase 229,249 ordinary shares of the Company were outstanding under the 2008 Plan.

The following table sets forth the outstanding options granted under our 2008 Plan as of December 31, 2017 for each of our executive officers and directors.

	Number of securities underlying unexercised options exercisable	Option exercise price	Option
Name	(#)	($)	expiration date
David (Xiaoying) Gao	—	—	—
Sean Shao	—	—	—
Yungang Lu	30,000	9.16;9.85	From March 19, 2022 to August 31, 2022
David Hui Li	—	—	—
Wenfang Liu	19,500	17.00	February 27, 2021
Zhijun Tong	10,000	9.61	April 20, 2022
Albert (Wai Keung) Yeung	—	—	—
Joseph Chow	—	—	—
Yue’e Zhang	—	—	—
Ming Yang	—	—	—
Ming Yin	—	—	—
Zhijing Liu	—	—	—
Gang Yang	3,750	9.85	August 31, 2022
Total Directors and Executive Officers	63,250

The following table sets forth the outstanding restricted share awards as of December 31, 2017 for each of our executive officers and directors.

	Number of shares that have not vested
Name	(#)	Date of grant
David (Xiaoying) Gao	262,500	From August 26, 2014 to August 18, 2017
Sean Shao	12,000	From August 4, 2016 to August 18, 2017
Yungang Lu	10,500	From August 4, 2016 to August 18, 2017
David Hui Li	19,000	From February 22, 2016 to August 18, 2017
Wenfang Liu	7,000	From August 4, 2016 to August 18, 2017
Zhijun Tong	7,000	From August 4, 2016 to August 18, 2017
Albert (Wai Keung) Yeung	7,000	From August 4, 2016 to August 18, 2017
Joseph Chow	6,500	From August 4, 2016 to August 18, 2017
Yue’e Zhang	—	—
Ming Yang	92,250	From August 26, 2014 to August 18, 2017
Ming Yin	61,500	From August 26, 2014 to August 18, 2017
Zhijing Liu	12,525	From August 26, 2014 to August 18, 2017
Gang Yang	61,500	From August 26, 2014 to August 18, 2017
Total Directors and Executive Officers	559,275

The following paragraphs summarize the principal terms of our 2008 Plan.

Plan Administration. Our 2008 Plan is administered by the Board or the Compensation Committee of the Board. Our board of directors or the Compensation Committee, as applicable, has the authority, among other things, to determine the participants to receive awards under the 2008 Plan, the number and type of awards to be granted to each participant, and the terms and conditions of each award, and to construe and interpret the terms of the 2008 Plan and the awards.

Award Agreements. Awards to be granted are evidenced by an award agreement that sets forth the terms and conditions for each award granted, which may include, among other things, the type of the award, the vesting schedule, the exercise price, restrictions on transferability and the expiration date.

Eligibility. We may grant awards to employees, directors and consultants of the Company or any of our subsidiaries.

Term of Awards. The term of each equity award is stated in the relevant award agreement, provided that the term will not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule for each award, which is specified in the relevant award agreement.

Change in Control. In the event of a merger or change in control of the Company, the surviving or successor entity may either assume the Company’s rights and obligations with respect to outstanding awards under the 2008 Plan or substitute outstanding awards for substantially equivalent awards that are subject to terms and conditions no less favorable to the participants than those in effect prior to the merger or change in control. In the event that the successor entity does not assume or substitute outstanding awards, the awards will be fully vested and all restrictions will lapse.

Transfer Restrictions. Awards granted under the 2008 Plan may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution.

Termination or Amendment of the Plan. Unless terminated earlier, the 2008 Plan will terminate in May 2018. The Board may at any time amend, alter, suspend or terminate the 2008 Plan, subject to shareholder approval to the extent necessary to comply with applicable laws. No amendment, alteration, suspension or termination of the 2008 Plan will impair the rights of any participant without such participant’s written consent.

C.	Board Practices

We are governed by a Board that currently consists of nine members divided into three classes. Class I directors currently consist of Mr. David (Xiaoying) Gao, Mr. Joseph Chow and Ms. Yue’e Zhang, with term expiring in 2019. Class II directors currently consist of Mr. Sean Shao, Prof. Wenfang Liu and Mr. David Hui Li, with term expiring in 2020. Class III directors currently consist of Dr. Yungang Lu, Mr. Zhijun Tong and Mr. Albert (Wai Keung) Yeung, with term expiring in 2018. Ms. Yue’e Zhang was appointed to the Board on January 1, 2018. All other directors have served on the Board since the beginning of the current term of the respective class.

Mr. David (Xiaoying) Gao’s employment agreement with us contains severance arrangements, which provide that if Mr. Gao’s employment is terminated by the Company without cause, he will be entitled to receive a cash severance payment equal to 12 months of his then current base salary, payable in 12 equal monthly installments. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Our Board currently has three standing committees: the Audit Committee, Compensation Committee and Governance and Nominating Committee, which, pursuant to delegated authority, perform various duties on behalf of and report to the Board. The Board has adopted a written charter for each of the committees which are available on our website at http://www.chinabiologic.com.

Audit Committee

Our Audit Committee is currently composed of three members: Mr. Sean Shao, Dr. Yungang Lu and Mr. Albert (Wai Keung) Yeung. Mr. Shao serves as Chair of the Audit Committee. Our Board determined that each member of the Audit Committee meets the independence criteria prescribed by applicable rules and regulations of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements.

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. It is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our Audit Committee by our Board from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full Board.

Our Board has determined that Mr. Shao is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

Compensation Committee

Our Compensation Committee is currently composed of three members: Mr. Sean Shao, Prof. Wenfang Liu and Dr. Yungang Lu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Shao serves as Chair of the Compensation Committee.

Our Compensation Committee assists the Board in reviewing and approving the compensation structure of executive officers, including all forms of compensation to be provided to our executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated.

The Compensation Committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating the performance of our CEO in light of those goals and objectives, and setting the compensation level of our CEO based on this evaluation; and

•	reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Mr. Sean Shao, Mr. Zhijun Tong and Dr. Yungang Lu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Dr. Lu serves as Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;

•	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the Board directors to serve as members of the Board’s committees; and

•	monitoring compliance with our Corporate Governance Guidelines.

D.	Employees

See “Item 4.B. Information on the Company—Business Overview—Business—Our Employees.”

E.	Share Ownership

The following table sets forth information regarding beneficial ownership of our ordinary shares as of February 26, 2018 (i) by each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our executive officers and directors; and (iii) by all of our executive officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
	Officers and Directors
David (Xiaoying) Gao (3)	Chairman of the Board, CEO and President	Ordinary Share	417,143	1.26%
Sean Shao (4)	Director	Ordinary Share	10,000	*
Wenfang Liu (5)	Director	Ordinary Share	25,203	*
Yungang Lu (6)	Director	Ordinary Share	71,500	*
Zhijun Tong (7)	Director	Ordinary Share	36,000	*
Albert (Wai Keung) Yeung (8)	Director	Ordinary Share	10,266	*
David Hui Li (9)	Director	Ordinary Share	12,769	*
Joseph Chow(10)	Director	Ordinary Share	12,500	*
Yue’e Zhang	Director	Ordinary Share	—	—
Ming Yang (11)	CFO	Ordinary Share	39,766	*
Ming Yin (12)	Senior Corporate Vice President	Ordinary Share	20,208	*
Zhijing Liu (13)	Corporate Vice President	Ordinary Share	872	*
Gang Yang (14)	Corporate Vice President	Ordinary Share	58,351	*
All officers and directors as a group		Ordinary Share	714,578	2.15%
	5% Security Holders
PW Medtech Group Limited(15)		Ordinary Share	5,521,000	16.67%
Cross Mark Limited (16)		Ordinary Share	1,925,454	5.81%
Liu Yufeng (16)		Ordinary Share	1,925,454	5.81%
Capital Research Global Investors (17)		Ordinary Share	3,280,964	9.90%
Parfield International Ltd. (18)		Ordinary Share	2,000,000	6.04%
Marc Chan (18)		Ordinary Share	2,613,272	7.89%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.
(2)	As of February 26, 2018, a total of 33,132,841 ordinary shares of the Company were outstanding. For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included for the purpose of computing the number of shares beneficially owned and the percentage ownership of such beneficial owner pursuant to SEC Rule 13d-3(d)(1). We did not deem such shares to be outstanding, however, for purposes of calculating the percentage ownership of any other person.
(3)	Represents 417,143 ordinary shares of the Company.
(4)	Represents 10,000 ordinary shares of the Company.
(5)	Represents 5,703 ordinary shares of the Company and 19,500 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $17.00 per share.

(6)	Represents 41,500 ordinary shares of the Company, 20,000 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $9.16 per share, and 10,000 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $9.85 per share.
(7)	Represents 26,000 ordinary shares of the Company and 10,000 ordinary shares out of 20,000 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $9.61 per share.
(8)	Represents 10,266 ordinary shares of the Company.
(9)	Represents 12,769 ordinary shares of the Company.
(10)	Represents 12,500 ordinary shares of the Company.
(11)	Represents 39,766 ordinary shares of the Company.
(12)	Represents 20,208 ordinary shares of the Company.
(13)	Represents 622 ordinary shares of the Company, and 250 ordinary shares to be issued within 60 days after February 26, 2018 upon vesting of restricted shares of the Company granted under the 2008 Plan.
(14)	Represents 54,601 ordinary shares of the Company, and 3,750 ordinary shares out of the 15,000 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $9.85 per share.
(15)	Represents 5,521,000 ordinary shares of the Company owned by PW Medtech Group Limited as reported in a Schedule 13D filed with the SEC by PW Medtech Group Limited, Cross Mark Limited and Ms. Liu Yufeng on January 10, 2018. The registered address of PW Medtech Group Limited is the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands.
(16)	Represents 1,925,454 ordinary shares of the Company owned by PW Medtech Group Limited and deemed to be beneficially owned by Cross Mark Limited and by Ms. Liu Yufeng as reported in a Schedule 13D filed with the SEC by PW Medtech Group Limited, Cross Mark Limited and Ms. Liu Yufeng on January 10, 2018. PW Medtech Group Limited is owned as to approximately 34.9% by Cross Mark, which is its single largest shareholder and deemed as its controlling shareholder under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and Cross Mark Limited is wholly-owned by Ms. Liu Yufeng. The registered address of Cross Mark Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110, and the business address of Ms. Liu Yufeng is 15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong. Ms. Liu Yufeng is the mother of Ms. Yue'e Zhang.
(17)	Represents 3,280,964 ordinary shares of the Company deemed to be beneficially owned by Capital Research Global Investors as reported in a Schedule 13G/A filed with the SEC by Capital Research Global Investors on February 14, 2018. Capital Research Global Investors, a division of Capital Research and Management Company (“CRMC”), is deemed to be the beneficial owner of our ordinary shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address of the business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(18)	Represents 2,000,000 ordinary shares of the Company held by Parfield International Ltd., 316,540 ordinary shares of the Company held by Amplewood Resources Ltd., 65,508 ordinary shares of the Company held by Heroic View Ltd., and 231,224 ordinary shares of the Company directly held by Marc Chan, as reported in a Schedule 13G filed by Parfield International Ltd. and Marc Chan on February 12, 2018. Marc Chan is the director and sole shareholder of Parfield International Ltd., Amplewood Resources Ltd. and Heroic View Ltd. The address of the business office of each of Parfield International Ltd. and Marc Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway Admiralty, Hong Kong.

Except as disclosed in “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreement with PW Medtech Group Limited,” none of our shareholders has different voting rights from other shareholders. To our knowledge, as of February 26, 2018, approximately 83.3% of our ordinary shares were held of record by 431 holders in the United States.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Investor Rights Agreement with PW Medtech Group Limited

On January 1, 2018, the Company acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, from PWM, which was not a shareholder or otherwise a related party of the Company before this transaction. In exchange for the acquisition of TianXinFu’s equity, the Company issued 5,521,000 ordinary shares to PWM. As of February 26, 2018, PWM held approximately 16.67% of the outstanding share capital of the Company.

In connection with the share issuance by the Company to PWM, the Company and PWM entered into an investor rights agreement (the “Investor Rights Agreement”) on January 1, 2018. Pursuant to the Investor Rights Agreement, the Company granted certain shelf and piggyback registration rights to PWM. The Company also granted PWM the right to designate one director to our Board, subject to certain conditions. In addition, the Investor Rights Agreement imposes on PWM certain transfer restrictions for a three-year lockup period and certain investment restrictions for so long as PWM has the right to designate any director to the Board. The Investor Rights Agreement also requires PWM to, during the lockup period, vote all shares of the Company beneficially owned by PWM in the manner recommended by the Board at any shareholders meeting of the Company.

Equity Awards

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employees’ Share Incentive Plan.”

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The full text of our audited consolidated financial statements as of December 31, 2017, 2016 and 2015 begins on page F-1 of this report.

Legal Proceedings

None

Dividend policy

We have never declared dividends or paid cash dividends. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “CBPO”.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Prices(1)
	High	Low
	USD	USD
Annual Highs and Lows
2013	30.30	14.71
2014	69.50	26.80
2015	142.46	64.98
2016	142.08	101.05
2017	119.15	74.41
Quarterly Highs and Lows
1st Quarter of 2016	142.08	105.52
2nd Quarter of 2016	128.74	101.05
3rd Quarter of 2016	134.17	107.18
4th Quarter of 2016	125.43	107.52
1st Quarter of 2017	115.13	97.87
2nd Quarter of 2017	119.15	99.42
3rd Quarter of 2017	111.89	89.30
4th Quarter of 2017	99.91	74.41
Monthly Highs and Lows
September 2017	95.95	89.85
October 2017	99.91	76.75
November 2017	87.68	74.44
December 2017	81.98	74.41
January 2018	86.81	77.50
February 2018 (through February 27)	85.18	76.45

(1)	The above table sets forth the range of high and low closing prices per share of our ordinary shares as reported by www.quotemedia.com for the periods indicated.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “CBPO”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2016 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Board may from time to time decide. The objects for which our Company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

Our Board currently consists of nine directors. Our Board may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. A director may vote with respect to any contract or transaction in which he or she is interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in the Company by way of qualification, and there is no requirement for a director to retire at any age limit.

We have a Compensation Committee that assists the Board in reviewing and approving the compensation structure and form of compensation of our directors and executive officers. Members of the Compensation Committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board, subject to the Companies Law and our memorandum and articles of association, as amended and restated from time to time. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may the Company pay a dividend if this would result in it being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the Board or by any one or more shareholders holding at least one-tenth of the votes attaching to the issued and outstanding ordinary shares in the Company entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in the Company entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. A general meeting may be convened by the Board on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 per cent. in par value of our issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the Board or the President of the Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of the Company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as change of name or making changes to the memorandum and articles of association of the Company.

Liquidation. On a winding up of the Company, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the Company’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. The Company may issue shares on terms that are subject to redemption, at the Company’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by the Board or by a special resolution of the shareholders of the Company. The Company may also repurchase any of its shares, provided that the manner and terms of such purchase have been agreed between the Board and the relevant shareholder or are otherwise authorized by its memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital. The Company may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the memorandum and articles of association; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Law and confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, the Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Board’s Power to Issue Shares. Our memorandum and articles of association authorize the Board to issue additional ordinary shares from time to time as the Board shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association authorize the Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The Board may issue preferred shares without action by the shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Preferred Shares Rights Plan

Each ordinary share includes one right, which we refer to as a Right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of the Company’s Series A Participating Preferred Stock, par value $0.0001 per share, or the Preferred Stock, at an exercise price of $550.00 per one one-thousandth of a Preferred Share, or the Exercise Price, subject to specified adjustments. The Rights were issued pursuant to a preferred shares rights agreement dated February 22, 2017, as amended and restated on July 28, 2017 (the “Rights Agreement”), and Securities Transfer Corporation is the rights agent under the assigned Rights agreement, or the Rights Agent. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.

The Rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. In particular:

•	if a person or group acquires 15% or more of our ordinary shares (including through derivatives), then the Rights will become exercisable and each Right will entitle its holder (except the acquiring person or group) to purchase, at the Exercise Price, a number of our ordinary shares having a then-current market value of twice the Exercise Price;

•	if after a person or group acquires 15% or more of our ordinary shares, we merge into another company, an acquiring entity merges into us or we sell or transfer more than 50% of our assets, cash flow or earning power, then each Right will entitle its holder (except the acquiring person or group) to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price; or

•	after a person or group acquires 15% or more of our ordinary shares, the Board may, at its option, exchange the Rights (except for Rights held by the acquiring person or group), in whole or in part, for ordinary shares at an exchange ratio of one ordinary share per Right (subject to adjustment).

The following is a more detailed summary of the terms of the Rights Agreement.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding Ordinary Share. Prior to the Distribution Date referred to below:

•	the Rights will be evidenced by and trade with the certificates for the Ordinary Shares (or, with respect to any uncertificated Ordinary Shares registered in book entry form, by notation in book entry), together with a copy of this summary of Rights, and no separate rights certificates will be distributed;

•	new Ordinary Shares certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Ordinary Shares registered in book entry form, this legend will be contained in a notation in book entry); and

•	the surrender for transfer of any certificates for Ordinary Shares (or the surrender for transfer of any uncertificated Ordinary Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Ordinary Shares.

Rights will accompany any new Ordinary Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares and become exercisable following (i) the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Ordinary Shares or (ii) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 15% or more of the Ordinary Shares. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

“Acquiring Person” means a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the Ordinary Shares; provided, however, no person who, at the time of the adoption of the Rights Agreement, beneficially owns 15% or more of the Ordinary Shares shall be deemed to be an Acquiring Person (i.e. a shareholder’s existing ownership of the Ordinary Shares will be grandfathered), unless and until such person acquires beneficial ownership of additional 2% or more of the Ordinary Shares without the pre-approval of the Board.

The date on which the Rights separate from the Ordinary Shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s shareholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Ordinary Shares. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a Preferred Share having economic and other terms similar to that of one Ordinary Share. This portion of a Preferred Share is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one Ordinary Share, and should approximate the value of one Ordinary Share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

•	not be redeemable;

•	entitle holders to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one Ordinary Share, whichever is greater;

•	entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one Ordinary Share, whichever is greater;

•	have the same voting power as one Ordinary Share; and

•	entitle holders to a per share payment equal to the payment made on one Ordinary Share, if the Ordinary Shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 15% or more of the Ordinary Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 15% or more of the Ordinary Shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 15% or more of the Ordinary Shares, the Board may, at its option, exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Ordinary Shares at an exchange ratio of one Ordinary Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Ordinary Share.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, Ordinary Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Ordinary Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a share dividend or a share split.

Expiration of the Rights

The Rights expire on the earliest of (i) 5:00 p.m., New York City time, February 22, 2019 or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to cure any ambiguities, to shorten or lengthen any time period pursuant to the Rights Agreement or to make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Shareholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as shareholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split or a reclassification of the Preferred Shares or Ordinary Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

C. Material Contracts

Other than in the ordinary course of business and other than those described under this item, course of business, to which the company or any member of the group is a party, for the two years immediately preceding publication elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D. Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Business—Regulation—Foreign currency exchange” and “Item 4.B. Information on the Company—Business Overview—Business—Regulation—Dividend distributions.”

E. Taxation

The following discussion of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof effective as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the investment in our ordinary shares, such as the tax consequences under laws of countries other than the Cayman Islands, the PRC and the United States or under state and local tax laws.

Cayman Islands Taxation

The Cayman Islands government (or any other taxing authority in the Cayman Islands) currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the Cayman Islands in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the Corporate Income Tax Law of the PRC (the “CIT Law”) and its implementation rules, both effective on January 1, 2008, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10% if the foreign investors are considered as non-resident enterprises without any establishment or place within the PRC or if the dividends payable have no connection with the establishment or place of the foreign investors within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. In accordance with Caishui (2008) No. 1 issued by the Ministry of Finance, or MOF, and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax.

The CIT Law has introduced the concept of “resident enterprises” and corresponding tax liability on resident enterprises’ worldwide income, whilst “non-resident enterprises” without any place or establishment in the PRC are required to pay 10% income tax on their passive incomes from sources within China only. A resident enterprise refers to an enterprise that (i) was established/incorporated within the PRC, or (ii) was established/ incorporated under the laws of a foreign jurisdiction but has its “de facto management body” in the PRC. A non-resident enterprise refers to an enterprise which was established/incorporated under the laws of a foreign jurisdiction and does not have its “de facto management body” in the PRC, but has an establishment or place in the PRC, or has China-sourced income even though it does not have any establishment or place in the PRC.

Under the implementation rules of the CIT Law, “de facto management body” is defined as an organization that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Body” Test, or SAT Circular No. 82, under which, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” due to the fact that its “de facto management body” is located within the PRC, if all of the following conditions are met at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC, (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC, (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC, and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. SAT Circular No. 82 further specifies that the principle of “substance over form” shall be adopted in determining whether the “de facto management body” is located within China.

We currently are not treated as a PRC resident enterprise by the Chinese tax authority and as a result, we have not withheld PRC income taxes from our foreign investors and as a non-resident enterprise, we are subject to PRC withholding tax if we receive dividends directly from our PRC subsidiaries paid by them using funds out of their profits generated on and after January 1, 2008.

Nevertheless, a significant portion of our operations are currently based in the PRC. Moreover, a significant portion of our management team, who are in charge of finance and human resources related decisions, perform their duties mainly in the PRC, and over 50% of our board members habitually reside in the PRC. Our main properties, accounting books and records, company seals and minutes of board meetings are maintained in China.

However, the rules regarding the determination of the “de facto management body” are relatively new and whether such rules may apply to us is unclear. Due to lack of further written clarification by the SAT, there is still a uncertainty around the interpretation of each of the four conditions as specified in SAT Circular No. 82 and the principle of “substance over form” and the implementation of SAT Circular No. 82 by Chinese tax authorities in practice. It also remains unclear what percentage of shares of an offshore enterprise must be held by a PRC entity or group in order for the offshore enterprise to be deemed as an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group, and whether shares held by PRC resident individuals are counted pursuant to SAT Circular No. 82.

Due to the lack of clear guidance on the determination of our tax residency under the CIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, we cannot express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the CIT Law. If we are treated as a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from our subsidiaries that are or deemed to be PRC resident enterprises should be tax-exempt income. In addition, if we are considered a PRC resident enterprise, the dividends paid by us to the non-PRC shareholders may be regarded as income from sources within the PRC pursuant to SAT Circular No. 82, and therefore the non-PRC institutional shareholders may be subject to a 10% withholding tax, and the non-PRC individual shareholders may be subject to a 20% withholding tax unless they are able to claim a lower tax rate pursuant to applicable tax treaties. If the non-PRC shareholders are U.S. residents that are eligible for PRC-US Tax Treaty benefits, the application of those benefits to the withholding tax is unclear.

Furthermore, if we are treated as a PRC resident enterprise, there is a possibility that the capital gains realized by our non-PRC shareholders from the transfer of their shares may be regarded as income from sources within the PRC for PRC tax purposes. If such capital gains are taxed in China, the applicable income tax rate would be 10% for non-PRC institutional shareholders, and 20% for non-PRC individual shareholders. If the non-PRC shareholders are U.S. residents that are eligible for PRC-US Tax Treaty benefits, whether capital gains should be taxed in China is unclear.

Pursuant to Paragraph 5 of Article 12 of the PRC-US Tax Treaty, gains from the alienation of shares of a company which is a PRC resident other than those mentioned in paragraph 4 (which refers to shares of a company the property of which consists principally of real property in the PRC) and representing a participation of at least 25% may be taxed in China. Paragraph 6 of Article 12 of the PRC-US Tax Treaty further specifies that “[G]ains derived by a resident of a Contracting State from the alienation of any property other than that referred to in paragraphs 1 through 5 and arising in the other Contracting State may be taxed in that other Contracting State.” By virtue of this provision, the capital gains realized by U.S. residents may be taxed in the PRC if the capital gains are considered as “arising in” the PRC. Under the CIT Law and its implementing rules, the capital gains from transfer of shares may be considered as “arising in” the PRC if the enterprise whose shares are transferred is “located in” China. If we are considered a PRC resident enterprise, and if the Chinese tax authorities take the position that a PRC resident enterprise is deemed to be located in China, the capital gains realized by the U.S. residents from transfer of their shares may be taxed in the PRC depending on how the PRC-US Tax Treaty is interpreted and implemented by the Chinese tax authorities.

United States Taxation

The following is a discussion of material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor’s decision to own our ordinary shares. This discussion applies only to U.S. Holders that own our ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income” and tax consequences applicable to U.S. Holders subject to other special rules, such as, but not limited to:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding our ordinary shares as part of a straddle, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” and “Roth IRAs”;

•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares, and partners in such partnerships, should consult their tax advisers as to the U.S. federal income tax consequences of owning and disposing of our ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

Pursuant to Section 7874 of the Code, we are treated as a U.S. corporation for U.S. federal income tax purposes and the discussion herein is based on this treatment.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

Taxation of Distributions. Distributions paid on our ordinary shares, other than certain pro rata distributions of our ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits and will be includable in a U.S. Holder’s income and taxable as ordinary dividend income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of capital, to the extent of the U.S. Holder’s tax basis in the ordinary shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of the ordinary shares. Dividends received by a non-corporate U.S. Holder may be eligible to be taxed at reduced rates if certain holding period and other applicable requirements are met. Dividends received by a corporate U.S. Holder may be eligible for the dividends-received deduction if certain holding period requirements and other applicable requirements are met.

Dividends will be treated as U.S.-source for U.S. federal income tax purposes. As described in “Item 10.E. Taxation—PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, dividends paid with respect to our ordinary shares might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. U.S. Holders should consult their tax advisers as to whether the rate of any such PRC taxes may be reduced under the provisions of the U.S.-PRC income tax treaty and the creditability of such PRC taxes in their particular circumstances.

Sale or Other Disposition of Our Ordinary Shares.

Upon the sale or other taxable disposition of our ordinary shares, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares. Gain or loss realized on the sale or other disposition of the ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate taxpayers are currently subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

As described in “Item 10.E. Taxation—PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, gains from dispositions of our ordinary shares might be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include any amounts paid in respect of PRC taxes. Capital gains realized by a U.S. Holder will give rise to U.S.-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to the creditability of such PRC taxes in their particular circumstances.

Information Reporting and Backup Withholding.

Payments of dividends with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of our ordinary shares.

FATCA. Provisions commonly referred to as ‘‘FATCA” impose withholding of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our ordinary shares that are held through ‘‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.chinabiologic.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our operations are carried out in the PRC and we are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. Our results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expenses may increase due to changes in market interest rates.

Based on our cash balance as of December 31, 2017, a one basis point decrease in interest rates would result in approximately a US$2.4 million decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

All of our consolidated revenues and consolidated costs and majority of expenses are denominated in RMB. All of our assets are denominated in RMB, except certain cash balances. However, our reporting currency is U.S. dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If RMB depreciates against the U.S. dollars, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $26.5 million based on our outstanding revenues, costs and expenses denominated in RMB for the year ended December 31, 2017, and assets and liabilities denominated in RMB as of December 31, 2017. As of December 31, 2017, our accumulated other comprehensive income was $7.96 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to use our revenue effectively.” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Account Balances

We maintain cash balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States, Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong, or China Deposit Insurance Scheme insured limits for the banks located in the PRC. Total cash at banks, time deposits and restricted cash deposits as of December 31, 2017 and December 31, 2016 amounted to $241.8 million and $183.1 million respectively, $2.6 million and $2.7 million of which are covered by insurance, respectively. We have not experienced any losses in such accounts and we do not believe that we are exposed to any significant risks on our cash at banks and deposits.

Inflation

Inflationary factors such as increases in the cost of our sales and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) promulgated under the Securities Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness as of December 31, 2017 of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act. Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective at the reasonable assurance level to enable our company to record, process, summarize and report information required under the SEC’s rules in a timely manner.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) refers to the process designed by, or under the supervision of, our Chief Executive Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this evaluation, management used the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on our evaluation we determined that our internal control over financial reporting was effective as of December 31, 2017.

Our internal control over financial reporting as of December 31, 2017 has been audited by our independent registered public accounting firm as stated in their report which is included in Part II, Item 9A of this Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
China Biologic Products Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited China Biologic Products Holdings, Inc. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the “consolidated financial statements”), and our report dated February 28, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Huazhen LLP

Beijing, China
February 28, 2018

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(d) and 15d-15(f)) during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16B. CODE OF ETHICS

On March 25, 2008, our Board adopted a code of ethics, which applies to all of our directors, officers and employees, including our CEO and CFO. The code of ethics is designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC, and in other public communications that we made; compliance with applicable laws, rules and regulations; the prompt internal reporting of violations of the code to the appropriate person or persons; and accountability for adherence to the code. We believe that our reputation is a valuable asset and must continually be guarded by all associated with us so as to earn the trust, confidence and respect of our suppliers, customers and shareholders. Our Board amended the code of ethics on March 11, 2013 to update certain administrative information in the code.

The code of ethics is maintained on the Company’s website at www.chinabiologic.com. Printed copies of our code of ethics may be obtained, without charge, by contacting the Corporate Secretary, China Biologic Products Holdings, Inc., 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. During the fiscal year ended December 31, 2017, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company by our independent accountant, KPMG Huazhen LLP (“KPMG”), during the last two fiscal years were as follows:

	2017	2016
Audit Fees	$821,635	$836,237
Audit Related Fees	146,382	-
Tax Fees	44,138	44,206
Total	$1,012,155	$880,443

Audit fees paid to KPMG consist of fees billed for professional services rendered for the audit of the Company’s consolidated annual financial statements and audit of the effectiveness of internal control over financial reporting, and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements.

Audit related fees paid by us to KPMG refer to fees incurred for professional services rendered for due diligence pertaining to business combination of Tianxinfu.

Tax fees paid by us to KPMG of $44,138 and $44,206 in 2017 and 2016, respectively, were for tax compliance services in the same periods.

In accordance with the Audit Committee’s pre-approval policies and procedures described below, in 2017, all audit, audit-related and tax performed by KPMG were approved in advance by the Audit Committee. KPMG was our principal auditor.

Pre-Approval Policies and Procedures

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by our auditors must be approved in advance by our Audit Committee to assure that such services do not impair the auditors’ independence from us.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards.

The Company has elected to follow Cayman Islands home country practice with respect to effecting an acquisition transaction without the requirement to obtain shareholder approval, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635 with respect to shareholder approval.

Except as set forth above, there are no material differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Ordinary Shares—As a Cayman Islands company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy under NASDAQ corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for China Biologic Products Holdings, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit List

The list of exhibits in the Exhibit Index to this Report is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Biologic Products Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-217564), filed by China Biologic Products Holdings, Inc. on April 28, 2017 and as amended on May 17, 2017)

2.1	Specimen Ordinary Share Certificate of China Biologic Products Holdings, Inc. (incorporated by reference to Exhibit 4.2 of the Form 8-A filed by the registrant on August 3, 2017)

2.2	Amended and Restated Preferred Shares Rights Agreement, dated as of July 31, 2017, by and between China Biologic Products Holdings, Inc. and Securities Transfer Corporation (incorporated by reference to Exhibit 4.1 of the Form 8-A filed by the registrant on August 3, 2017)

2.3	Investor Rights Agreement, dated as of January 1, 2018, by and between China Biologic Products Holdings, Inc. and PW Medtech Group Limited (incorporated by reference to Exhibit 99.2 of the Form 6-K furnished to the SEC by the registrant on January 3, 2018)

4.1	China Biologic Products Holdings, Inc. 2008 Equity Incentive Plan (as assumed and amended on July 21, 2017) (incorporated by reference to Exhibit 4.2 of the Post-Effective Amendment No. 1 to Form S-8 filed by the registrant on July 21, 2017)

4.2	Form of Stock Option Award Agreement of China Biologic Products, Inc. (incorporated by reference to Exhibit 10.5 of the current report on Form 8-K filed by the registrant on May 13, 2008)

4.3	Form of Restricted Stock Award Agreement of China Biologic Products, Inc. (incorporated by reference to Exhibit 3.3 of the quarterly report on Form 10-Q filed by the registrant on August 6, 2013)

4.4	Group Secondment Agreement, dated October 28, 2002, between Shandong Taibang and the Shandong Institute (English Translation) (incorporated by reference to Exhibit 10.1 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.5	Amended and Restated Joint Venture Agreement, between Logic Express Limited and the Shandong Institute, dated as of March 12, 2006 (English Translation) (incorporated by reference to Exhibit 10.2 of the registration statement on Form SB-2 filed by the registrant on September 5, 2007)

4.6	Letter of Intent for Equity Transfer, between Logic Express Limited and the Shandong Institute, dated as of June 10, 2006 (English Translation) (incorporated by reference to Exhibit 10.3 of the registration statement on Form SB-2 filed by the registrant on September 5, 2007)

4.7	Joint Venture and Cooperation Agreement between Mr. Fan Qingchun, Shandong Taibang and Shaanxi Power Construction Corporation, dated September 12, 2008 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on October 16, 2008)

4.8	Agreement on Equity Transfer, Acquisition, Joint Venture and Cooperation, among Shandong Taibang, Shaanxi Power Construction Corporation and Mr. Fan Qingchun, dated September 12, 2008 (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the registrant on October 16, 2008)

4.9	(Shareholder) Agreement among Shandong Taibang, Logic Express Limited and Biological Institute dated September 12, 2008 (incorporated by reference to Exhibit 10.4 of the current report on Form 8-K, filed by the registrant on October 16, 2008)

4.10	Equity Transfer Agreement, dated September 26, 2008, among Logic Express Limited, Chongqing Dalin Biologic Technologies Co., Ltd. and certain shareholders of Chongqing Dalin Biologic Technologies Co., Ltd. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on October 2, 2008)

4.11	Equity Transfer Agreement, between Shandong Taibang and Mr. Fan Qingchun, dated October 10, 2008 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on October 16, 2008)

4.12	Supplemental Agreement, dated November 3, 2008, among Logic Express Limited, Fan Shaowen, as representative of the shareholders of Chongqing Dalin Biologic Technologies Co., Ltd. and Chongqing Dalin Biologic Technologies Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on November 7, 2008)

4.13	Second Supplemental Agreement, dated November 14, 2008, among Logic Express Limited, Fan Shaowen as representative of the shareholders of Chongqing Dalin Biologic Technologies Co., Ltd. and Chongqing Dalin Biologic Technologies Co., Ltd. (English Translation) (incorporated by reference to exhibit 10.3 of the current report on Form 8-K filed by the registrant on November 20, 2008)

4.14	Amended Equity Transfer Agreement, dated December 12, 2008, among Logic Express Limited, Chongqing Dalin Biologic Technologies Co., Ltd., and certain shareholders of Chongqing Dalin Biologic Technologies Co., Ltd. (English Translation) (incorporated by reference to exhibit 10.4 of the current report on Form 8-K filed by the registrant on December 18, 2008)

4.15	Equity Transfer and Entrustment Agreement, dated April 6, 2009, among Logic Express, Shandong Taibang and the Shandong Institute (English Translation) (incorporated by reference to Exhibit 10.6 of the current report on Form 8-K filed by the registrant on April 13, 2009)

4.16	Asset Purchase Agreement, between Xia Jin An Tai Plasma Collection Co., Ltd. and Xia Jin County Plasma Collection Station, dated as of October 20, 2006 (English Translation) (incorporated by reference to Exhibit 10.15 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.17	Asset Purchase Agreement, between Liao Cheng An Tai Plasma Collection Co., Ltd. and Yang Gu County Plasma Collection Station, dated as of November 3, 2006 (English Translation) (incorporated by reference to Exhibit 10.16 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.18	Asset Purchase Agreement, between Qi He An Tai Plasma Collection Co., Ltd. and Qi He County Plasma Collection Station, dated as of November 9, 2006 (English Translation) (incorporated by reference to Exhibit 10.14 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.19	Asset Purchase Agreement, between He Ze An Tai Plasma Collection Co., Ltd and Yun Cheng County Plasma Collection Station, dated as of December 15, 2006 (English Translation) (incorporated by reference to Exhibit 10.22 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.20	Asset Purchase Agreement, between Zhang Qiu An Tai Plasma Collection Co., Ltd. and Zhang Qiu Plasma Collection Station, dated as of December 31, 2006 (English Translation) (incorporated by reference to Exhibit 10.12 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.21	Asset Purchase Agreement, between Guang Xi Huan Jiang Missile Plasma Collection Co., Ltd. and Huan Jiang Maonan Autonomous County Plasma Collection Station, dated as of April 24, 2007 (English Translation) (incorporated by reference to Exhibit 10.13 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.22	Asset Purchase Agreement, between Fang Cheng Plasma Collection Co., Ltd. and Fang Cheng Plasma Company, dated as of April 30, 2007 (English Translation) (incorporated by reference to Exhibit 10.21 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.23	Asset Purchase Agreement, between Guang Xi Huan Jiang Missile Plasma Collection Co., Ltd. and Huan Jiang Maonan Autonomous County Plasma Collection Station, dated as of August 5, 2007 (English Translation) (incorporated by reference to Exhibit 10.13 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.24	Trademark Licensing Agreement, dated as of February 27, 2007 (English Translation) (incorporated by reference to Exhibit 10.17 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.25	Loan Agreement, dated as of November 30, 2006, among Shandong Taibang and the Shandong Institute and Logic Express (English Translation) (incorporated by reference to Exhibit 10.18 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.26	Supplementary Agreement, dated as of September 1, 2007, among Shandong Taibang, the Shandong Institute and Logic Express Limited (English Translation) (incorporated by reference to Exhibit 10.19 of the registration statement on Form SB-2/A filed by the registrant on December 3, 2007)

4.27	Form of Director’s Employment Agreement (incorporated by reference to Exhibit 10.8 of the registration statement on Form SB-2 filed by the registrant on September 5, 2007)

4.28	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on July 30, 2008)

4.29	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on July 30, 2008)

4.30	Form of Guarantee and Pledge Agreement, dated June 10, 2009 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on June 5, 2009).

4.31	Form of Indemnification Agreement, dated June 10, 2009 (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the registrant on June 5, 2009).

4.32	Cooperation Agreement, among Guizhou Taibang, Xinjiang Deyuan and its controlling shareholder, dated August 28, 2015 (Summary English Translation) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on September 2, 2015)

4.33	Supplemental Agreement, between Guizhou Taibang and Xinjiang Deyuan, dated April 16, 2015 (Summary English Translation) (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on April 16, 2015)

4.34	Cooperation Agreement, between Guizhou Taibang and Xinjiang Deyuan, dated September 30, 2014 (Summary English Translation) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on April 16, 2015)

4.35	Registered Equity Purchase Agreement, between Guiyang Dalin Biotechnology Co., Ltd. and Guizhou Eakan Pharmaceutical Co., Ltd., dated August 21, 2014 (Summary English Translation) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on August 25, 2014)

4.36	Equity Exchange Agreement, between Guiyang Dalin Biotechnology Co., Ltd. and Guizhou Eakan Pharmaceutical Co., Ltd., dated August 21, 2014 (Summary English Translation) (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on August 25, 2014)

4.37	Unregistered Equity Purchase Agreement, between Guiyang Dalin Biotechnology Co., Ltd. and Guizhou Eakan Pharmaceutical Co., Ltd., dated August 21, 2014 (Summary English Translation) (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the registrant on August 25, 2014)

4.38	Summary English translation of Settlement Agreement among Guizhou Taibang Biological Products Co., Ltd., Guiyang Dalin Biologic Technologies Co., Ltd., Guizhou Jie’an Company and Shenzhen Yigong Shengda Technology Co., Ltd. dated July 31, 2016 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the registrant on August 4, 2016)

4.39	Summary English translation of Guarantee Agreement among Guizhou Taibang Biological Products Co., Ltd., Guiyang Dalin Biologic Technologies Co., Ltd., Guizhou Jie’an Company and Shenzhen Yigong Shengda Technology Co., Ltd. dated July 31, 2016 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the registrant on August 4, 2016)

4.40	Consulting Agreement by and between Company and Mr. Hui (David) Li dated July 1, 2016 (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the registrant on August 4, 2016)

4.41	Second Amended and Restated Employment Agreement by and between the Company and Xiaoying (David) Gao dated August 4, 2016 (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by the registrant on August 4, 2016)

4.42	Second Amended and Restated Employment Agreement between the Company and Ming Yang dated November 1, 2016 (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed by the registrant on November 2, 2016)

4.43	Second Amended and Restated Employment Agreement between the Company and Ming Yin dated November 1, 2016 (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q filed by the registrant on November 2, 2016)

4.44	Agreement and Plan of Merger by and between China Biologic Products, Inc. and China Biologic Products Holdings, Inc. dated April 28, 2017 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the registrant on April 28, 2017)

4.45	Share Exchange Agreement by and between China Biologic Products Holdings, Inc. and PW Medtech Group Limited dated October 12, 2017 (incorporated by reference to Exhibit 99.2 of the Form 6-K furnished to the SEC by the registrant on October 13, 2017)

4.46	Amendment No. 1 to the Share Exchange Agreement, dated as of December 29, 2017, by and between China Biologic Products Holdings, Inc. and PW Medtech Group Limited (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the registrant on December 29, 2017)

8.1*	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to Exhibit 14 of the annual report on Form 10-KSB filed by the registrant on March 28, 2008)

12.1*	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of independent registered public accounting firm

101*	Interactive data files pursuant to Rule 405 of Regulation S-T

*Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	February 28, 2018	By:	/s/ David (Xiaoying) Gao
			Name:	David (Xiaoying) Gao
			Title:	Chief Executive Officer

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
China Biologic Products Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Biologic Products Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ KPMG Huazhen LLP

Beijing, China
February 28, 2018

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2017	December 31, 2016
		USD	USD
ASSETS
Current Assets
Cash and cash equivalents		219,336,848	183,765,533
Time deposits		22,895,200	-
Accounts receivable, net of allowance for doubtful accounts	3	77,267,275	33,918,796
Loan receivable - current	8	45,912,000	-
Inventories	5	209,570,835	156,412,674
Prepayments and other current assets, net of allowance for doubtful accounts	4	18,139,453	15,320,913
Total Current Assets		593,121,611	389,417,916

Loan receivable - non current	8	-	43,245,000
Property, plant and equipment, net	6	166,812,749	132,091,923
Land use rights, net		24,853,163	23,389,384
Equity method investment	7	14,903,908	10,614,755
Other non-current assets		9,365,986	6,198,531
Total Assets		809,057,417	604,957,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable		7,548,909	6,158,601
Income tax payable	11	14,258,544	7,484,366
Other payables and accrued expenses	10	75,827,864	59,798,145
Total Current Liabilities		97,635,317	73,441,112

Deferred income		3,476,877	3,755,648
Non-current income tax payable	11	37,067,138	-
Other liabilities		6,553,088	6,623,926
Total Liabilities		144,732,420	83,820,686

Shareholders’ Equity
Ordinary share:
par value $0.0001; 100,000,000 shares authorized;
29,866,545 and 29,427,609 shares issued at December 31, 2017 and 2016, respectively;
27,611,841 and 27,172,905 shares outstanding at December 31, 2017 and 2016, respectively		2,987	2,943
Additional paid-in capital	20	140,230,395	105,459,610
Treasury share: 2,254,704 shares at December 31, 2017 and 2016, respectively, at cost	19	(56,425,094)	(56,425,094)
Retained earnings		506,426,436	438,483,401
Accumulated other comprehensive income/(losses)		7,957,304	(25,320,271)
Total equity attributable to China Biologic Products Holdings, Inc.		598,192,028	462,200,589

Noncontrolling interest	20	66,132,969	58,936,234

Total Shareholders’ Equity		664,324,997	521,136,823

Commitments and contingencies	16	-	-

Total Liabilities and Shareholders’ Equity		809,057,417	604,957,509

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Years Ended
		December 31,	December 31,	December 31,
	Note	2017	2016	2015
		USD	USD	USD
Sales	15	370,406,840	341,169,426	296,457,902
Cost of sales		125,517,021	124,034,448	106,482,626
Gross profit		244,889,819	217,134,978	189,975,276

Operating expenses
Selling expenses		34,843,935	11,679,242	9,973,449
General and administrative expenses		67,683,667	54,519,122	41,391,520
Research and development expenses		6,503,712	7,021,992	6,024,368
Income from operations		135,858,505	143,914,622	132,585,939

Other income (expenses)
Equity in income/(loss) of an equity method investee	7	3,509,071	2,519,201	(1,311,278)
Interest income		7,623,624	7,815,780	5,551,105
Interest expense		(583,432)	(254,471)	(1,727,335)
Loss from disposal of a subsidiary		-	(75,891)	-
Total other income, net		10,549,263	10,004,619	2,512,492

Income before income tax expense		146,407,768	153,919,241	135,098,431

Income tax expense	11	64,171,809	25,125,820	20,992,913

Net income		82,235,959	128,793,421	114,105,518

Less: Net income attributable to noncontrolling interest		14,292,924	24,014,114	25,062,815

Net income attributable to China Biologic Products Holdings, Inc.		67,943,035	104,779,307	89,042,703

Earnings per share of ordinary share:	17
Basic		2.40	3.79	3.40
Diluted		2.38	3.74	3.27
Weighted average shares used in computation:	17
Basic		27,361,561	26,848,445	25,599,153
Diluted		27,605,623	27,249,144	26,567,366

Net income		82,235,959	128,793,421	114,105,518

Other comprehensive income/(losses):
Foreign currency translation adjustment, net of nil income taxes		36,861,394	(31,303,262)	(24,368,360)

Comprehensive income		119,097,353	97,490,159	89,737,158

Less: Comprehensive income attributable to noncontrolling interest		17,876,743	19,026,592	20,698,249

Comprehensive income attributable to China Biologic Products Holdings, Inc.		101,220,610	78,463,567	69,038,909

See accompanying notes to Consolidated Financial Statements

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated	Equity
	Ordinary share		Additional			other	attributable
	Number of		paid-in	Treasury	Retained	comprehensive	to China Biologic	Noncontrolling
	Shares	Par value	capital	stock	earnings	income (loss)	Products Holdings, Inc.	interest	Total equity
		USD	USD	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2015	27,865,871	2,787	24,008,281	(76,570,621)	244,661,391	19,985,189	212,087,027	63,174,703	275,261,730

Net income	-	-	-	-	89,042,703	-	89,042,703	25,062,815	114,105,518
Other comprehensive loss	-	-	-	-	-	(20,003,794)	(20,003,794)	(4,364,566)	(24,368,360)
Share-based compensation	-	-	12,114,272	-	-	-	12,114,272	-	12,114,272
Excess tax benefits from stock option exercises	-	-	1,225,941	-	-	-	1,225,941	292,761	1,518,702
Reissuance of treasury stock	-	-	60,438,432	20,145,527	-	-	80,583,959	-	80,583,959
Adjustments in noncontrolling interest resulting from capital injections	-	-	(452,962)	-	-	-	(452,962)	452,962	-
Ordinary share issued in connection with:
- Exercise of stock options	780,557	78	7,745,900	-	-	-	7,745,978	-	7,745,978
- Vesting of restricted shares	188,625	19	(19)	-	-	-	-	-	-
Balance as of December 31, 2015	28,835,053	2,884	105,079,845	(56,425,094)	333,704,094	(18,605)	382,343,124	84,618,675	466,961,799

Net income	-	-	-	-	104,779,307	-	104,779,307	24,014,114	128,793,421
Other comprehensive loss	-	-	-	-	-	(26,315,740)	(26,315,740)	(4,987,522)	(31,303,262)
Dividend declared to noncontrolling interest shareholder	-	-	-	-	-	-	-	(10,901,312)	(10,901,312)
Share-based compensation	-	-	24,405,511	-	-	-	24,405,511	-	24,405,511
Excess tax benefits from stock option exercises	-	-	2,299,316	-	-	-	2,299,316	314,515	2,613,831
Adjustments in noncontrolling interest resulting from capital injections	-	-	513,397	-	-	-	513,397	(513,397)	-
Capital withdrawal by noncontrolling interest shareholders	-	-	(30,397,196)	-	-	1,014,074	(29,383,122)	(33,608,839)	(62,991,961)
Ordinary share issued in connection with:
- Exercise of stock options	337,406	34	3,558,762	-	-	-	3,558,796	-	3,558,796
- Vesting of restricted shares	255,150	25	(25)	-	-	-	-	-	-
Balance as of December 31, 2016	29,427,609	2,943	105,459,610	(56,425,094)	438,483,401	(25,320,271)	462,200,589	58,936,234	521,136,823

Net income	-	-	-	-	67,943,035	-	67,943,035	14,292,924	82,235,959
Other comprehensive income	-	-	-	-	-	33,277,575	33,277,575	3,583,819	36,861,394
Dividend declared to noncontrolling interest shareholder	-	-	-	-	-	-	-	(10,680,008)	(10,680,008)
Share-based compensation	-		33,903,283		-	-	33,903,283	-	33,903,283
Ordinary share issued in connection with:
- Exercise of stock options	85,242	9	867,537	-	-	-	867,546	-	867,546
- Vesting of restricted shares	353,694	35	(35)	-	-	-	-	-	-
Balance as of December 31, 2017	29,866,545	2,987	140,230,395	(56,425,094)	506,426,436	7,957,304	598,192,028	66,132,969	664,324,997

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	82,235,959	128,793,421	114,105,518
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,691,731	11,962,983	8,179,376
Amortization	1,216,959	775,053	854,364
Loss on disposal of property, plant and equipment	3,228,845	293,098	3,024,830
Allowance for doubtful accounts - accounts receivable, net	23,783	123,239	34,902
Allowance for doubtful accounts - prepayments and other receivables	-	65,341	788
Impairment for other non-current assets	-	1,225,200	-
Write-down of obsolete inventories	-	256,862	76,587
Deferred income tax benefit	(3,252,516)	(3,006,541)	(170,345)
Share-based compensation	33,903,283	24,405,511	12,114,272
Equity in (income) /loss of an equity method investee	(3,509,071)	(2,519,201)	1,311,278
Loss from disposal of a subsidiary	-	75,891	-
Excess tax benefits from share-based compensation arrangements	-	(2,613,831)	(1,518,702)
Change in operating assets and liabilities:
Accounts receivable	(39,918,939)	(10,971,773)	(7,146,311)
Inventories	(42,078,261)	(40,077,384)	(32,095,328)
Prepayments and other current assets	(1,777,783)	1,946,800	879,165
Accounts payable	977,152	2,966,885	5,348,896
Income tax payable	6,047,808	6,022,145	(1,926,093)
Other payables and accrued expenses	16,821,694	4,221,669	6,734,988
Deferred income	(493,897)	(686,757)	(416,185)
Non-current income tax payable	37,067,138	-	-
Net cash provided by operating activities	102,183,885	123,258,611	109,392,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for time deposits	(22,669,000)	-	-
Payment for property, plant and equipment	(37,504,440)	(49,371,318)	(38,790,998)
Payment for intangible assets and land use rights	(786,691)	(1,635,891)	(13,500,526)
Refund of payments and deposits related to land use right	-	10,297,893	-
Proceeds from disposal of property, plant and equipment and land use rights	64,914	393,019	827,020
Loans lent to a third party	-	(12,332,718)	(40,744,167)
Proceeds from disposal of a subsidiary	-	128,654	-
Receipt of government grants related to property and equipment	-	-	2,452,864
Net cash used in investing activities	(60,895,217)	(52,520,361)	(89,755,807)

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	867,546	3,558,796	7,745,978
Proceeds from short-term bank loans	23,009,280	-	15,770,881
Repayment of short-term bank loans	(23,412,060)	-	(47,201,255)
Repayment of long-term bank loans	-	-	(66,300,000)
Maturity of deposit as security for bank loans	-	37,756,405	63,152,258
Net proceeds from reissuance of treasury stock	-	-	80,583,959
Excess tax benefits from share-based compensation arrangements	-	2,613,831	1,518,702
Dividend paid by subsidiaries to noncontrolling interest shareholders	(18,789,151)	(7,921,952)	-
Dividend to the trial court to be held in escrow as to dispute with Jie’an	-	-	(3,690,814)
Payment to noncontrolling interest shareholders in connection with their capital withdrawal	-	(58,091,018)	-
Net cash (used in)/provided by financing activities	(18,324,385)	(22,083,938)	51,579,709

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	12,607,032	(9,826,672)	(7,098,233)

NET INCREASE IN CASH AND CASH EQUIVALENTS	35,571,315	38,827,640	64,117,669

Cash and cash equivalents at beginning of year	183,765,533	144,937,893	80,820,224

Cash and cash equivalents at end of year	219,336,848	183,765,533	144,937,893

Supplemental cash flow information
Cash paid for income taxes	24,691,429	22,210,476	23,348,371
Cash paid for interest expense	252,353	84,664	1,526,807
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	7,548,964	4,912,937	6,363,392
Loan receivable offset by accounts payable	-	5,848,400	-

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

NOTE 1 – DESCRIPTION OF BUSINESS AND SIGNIFICANT CONCENTRATIONS AND RISKS

China Biologic Products Holdings, Inc. (“CBP”) and its subsidiaries (collectively, the “Company”), through its subsidiaries in the People’s Republic of China (the “PRC”), is a biopharmaceutical company that is principally engaged in the research, development, manufacturing and sales of plasma-based pharmaceutical products in the PRC. The PRC subsidiaries own and operate plasma collection stations that purchase and collect plasma from individual donors. The plasma is processed into finished goods after passing through a series of fractionating processes. All of the Company’s plasma products are prescription medicines that require government approval before the products are sold to customers. The Company primarily sells its products to hospitals and inoculation centers directly or through distributors in the PRC.

On July 21, 2017, China Biologic Products Holdings, Inc. (the “Successor”) succeeded to the interests of China Biologic Products, Inc. (the “Predecessor”) following a redomicile merger pursuant to an agreement and plan of merger dated as of April 28, 2017 (the “Merger Agreement”) between the Successor and the Predecessor. Pursuant to the Merger Agreement, the Predecessor merged with and into the Successor, with the Successor surviving the merger and each issued and outstanding shares of Predecessor's common stock being converted into the right to receive one ordinary share of the Successor. The consolidated financial statements of the Successor represents the continuation of the financial statements of the Predecessor, reflecting the assets and liabilities, retained earnings and other equity balances of the Predecessor before the domiciliation. The equity structure is restated using the exchange ratio established in the Merger Agreement to reflect the number of shares of the Successor.

Cash Concentration

The Company maintains cash balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for its bank accounts located in the United States or may exceed Hong Kong Deposit Protection Board insured limits for its bank accounts located in Hong Kong or may exceed the insured limits for its bank accounts in China established by China Deposit Insurance Fund Management Institution. Total cash at banks and deposits, including cash and equivalents and time deposits, as of December 31, 2017 and December 31, 2016 amounted to $241,761,593 and $183,078,440, respectively, of which $2,577,139 and $2,744,704 are insured, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts.

Sales Concentration

The Company’s two major products are human albumin and human immunoglobulin for intravenous injection (“IVIG”). Human albumin accounted for 35.8%, 39.2% and 37.6% of the total sales for the years ended December 31, 2017, 2016 and 2015, respectively. IVIG accounted for 31.7%, 34.6% and 42.2% of the total sales for the years ended December 31, 2017, 2016 and 2015, respectively. If the market demands for human albumin and IVIG cannot be sustained in the future or the price of human albumin and IVIG decreases, the Company’s operating results could be adversely affected.

Substantially all of the Company’s customers are located in the PRC. There were no customers that individually comprised 10% or more of sales during the years ended December 31, 2017, 2016 and 2015. No individual customer represented 10% or more of accounts receivables as at December 31, 2017 and 2016. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

Purchase Concentration

There was one supplier, namely, Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”) (see Note 8), that comprised 10% or more of the total purchases during the year ended December 31, 2017, 2016 and 2015. Chongqing Sanda Great Exploit Pharmaceutical Co, Ltd. (“Chongqing Sanda”) represented more than 10% of accounts payables as at December 31, 2017. Chongqing Sanda and Xinjiang Deyuan represented more than 10% of accounts payables as at December 31, 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), and include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangibles with definite lives, the collectability of accounts receivable and loan receivable, the fair value determinations of stock compensation awards, the realizability of deferred income tax assets and inventories, the recoverability of intangible assets, land use rights, property, plant and equipment and equity method investment, and accruals for income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Foreign Currency Translation

The accompanying consolidated financial statements of the Company are reported in US dollar. The financial position and results of operations of the Company’s subsidiaries in the PRC are measured using the Renminbi, which is the local and functional currency of these entities. Assets and liabilities of the subsidiaries are translated at the prevailing exchange rate in effect at each period end. Revenues and expenses are translated at the average rate of exchange during the period. Translation adjustments are included in other comprehensive income/(losses).

Revenue Recognition

Revenue represents the invoiced amount of products sold, net of value added taxes (VAT).

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred and the customer takes ownership and assumes risk of loss, the sales price is fixed or determinable and collection of the relevant receivable is probable. The Company mainly sells human albumin and human immunoglobulin to hospitals, inoculation centers and pharmaceutical distributors. For all sales, the Company requires a signed contract or purchase order, which specify pricing, quantity and product specifications. Delivery of the product occurs when the customer receives the product, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by signed customer acknowledgement. The Company’s sales agreements do not provide the customer the right of return, unless the product is defective in which case the Company allows for an exchange of product or return. For the periods presented, defective product returns were inconsequential.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•          Level 1 Inputs: Unadjusted quoted prices for identical assets or liabilities in active markets accessible to the entity at the measurement date.

•          Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•          Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

See Note 14 to the Consolidated Financial Statements.

Cash and Cash Equivalents

Cash consists of cash on hand and demand deposits. The Company considers all highly liquid investments with original maturities of three-month or less at the time of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2017 and 2016 include $135,728,697 and $98,022,000 of certificates of deposit with an initial term of three months or less.

As of December 31, 2017 and 2016, the Company maintained cash and cash equivalents at banks in the following locations:

	December 31, 2017	December 31, 2016
	USD	USD
PRC, excluding Hong Kong	214,157,592	171,539,309
U.S.	4,708,801	11,539,131
Total	218,866,393	183,078,440

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, the customers’ financial condition, the amount of accounts receivables in dispute, the accounts receivables aging and the customers’ payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Cost of work-in-process and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

Property, Plant and Equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventories, and recognized as cost of sales when the inventory is sold. Cost incurred in the construction of property, plant and equipment, including downpayments and progress payments, are initially capitalized as construction-in-progress and transferred into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	30 years
Machinery and equipment	10 years
Furniture, fixtures, office equipment and vehicles	5-10 years

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

Equity Method Investment

Investment in an investee in which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method. Significant influence is generally presumed to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors and participation in policy-making processes, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expenses) in the Company’s consolidated statements of comprehensive income. Deferred taxes are provided for the difference, if any, between the book and tax basis of the investment. The Company determines the difference between the carrying amount of the investee and the underlying equity in net assets which results in an excess basis in the investment. The excess basis is allocated to the underlying assets and equity method goodwill of the Company’s investee. The excess basis allocated to the underlying assets is either amortized or depreciated over the applicable useful lives. The equity method goodwill, which is $1,252,387 and $1,179,637 at December 31, 2017 and 2016, respectively, is not amortized or tested for impairment; instead the equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. The Company recognizes a loss if it is determined that other than temporary decline in the value of the investment exists. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. No impairment loss was recognized by the Company for the years ended December 31, 2017, 2016 and 2015.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received. Grants that compensate research and development expenses are recognized as a reduction to the related research and development expenses. Grants that compensate the Company for the cost of property, plant and equipment and land use rights are recognized as deferred income and are recognized as a reduction of depreciation and amortization during the useful life of the asset.

For the year ended December 31, 2017, the Company received government grants of RMB2,405,210 (approximately $368,093), which have been recognized as a reduction of research and development expenses.

For the year ended December 31, 2016, the Company received government grants of RMB5,056,361 (approximately $728,874), which have been recognized as a reduction of research and development expenses.

For the year ended December 31, 2015, the Company received government grants of RMB15,000,000 (approximately $2,452,864) related to the new manufacturing facilities for factor products in Shandong Taibang, which was recorded as deferred income. These grants are amortized as the related assets are depreciated. The grants amortized amounted to $222,143, $410,369 and $118,751 for the year ended December 31, 2017, 2016 and 2015, respectively. For the year ended December 31, 2015, government grants of RMB7,280,600 (approximately $1,188,907), have been recognized as a reduction of research and development expenses.

For the year ended December 31, 2012, the Company received government grants of RMB18,350,000 (approximately $2,989,215) related to the technical upgrade of the manufacturing facilities in Guizhou Taibang. The grants amortized amounted to $271,754, $276,388 and $297,434 for the years ended December 31, 2017, 2016 and 2015, respectively.

Land Use Rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC for a specified contractual term. Land use rights are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the contractual period of the rights ranging from 40 to 50 years.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2017, 2016 and 2015 were $6,503,712, $7,021,992 and $6,024,368, respectively. These expenses include the costs of the Company’s internal research and development activities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Employee Benefit Plans

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 25% to 43% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2017, 2016 and 2015, the costs of the Company's contributions to the defined contribution plans amounted to US$3,763,276, US$3,258,629, and US$2,981,962, respectively.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

Share-based Payment

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For graded vesting awards, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Long-lived Assets

Long-lived assets, including property, plant and equipment, land use rights and purchased intangible asset subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Earnings per Share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary share outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary share and other participating securities based on their participating rights in undistributed earnings. The Company’s nonvested shares were considered participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalent, if any, by the weighted average number of ordinary share and dilutive ordinary share equivalent outstanding during the year. Potential dilutive securities are not included in the calculation of diluted earnings per share if the impact is anti-dilutive.

Segment Reporting

The Company has one operating segment, which is the human plasma products segment. Substantially all of the Company’s operations and customers are located in the PRC, and therefore, no geographic information is presented.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Disclosure will be made if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The original effective date for ASU 2014-09 would have required the Company to adopt beginning in its first quarter of 2017. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for one year and permits early adoption as early as the original effective date of ASU 2014-09. The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”). The Company plans to apply the modified retrospective method to those contracts that are not completed contracts on January 1, 2018 upon adoption of ASU 2014-09. The Company has completed its evaluation by the third quarter of 2017 and concluded that no impact on the retained earnings as of January 1, 2018 and no material impact on its consolidated financial statements and related disclosures as a result of the new adoption of the guidance.

In July 2015, the FASB issued ASU No.2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”), which eliminated previous analysis of measurement of inventory and requires to measure most inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective prospectively for annual periods beginning after December 15, 2016, and interim periods therein. The Company adopted ASU 2015-11 on January 1, 2017 and concluded that no impact on its consolidated financial statements as a result of the new adoption of the guidance.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which modified lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and disclosing key information about leasing arrangements. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addressed and provided guidance for each of eight specific cash flow issues with the objective of reducing the existing diversity in practice. This standard will be effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has early adopted ASU 2016-15 on its consolidated financial statements since January 1, 2017 and there was no impact as a result of the adoption.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This standard required that companies recognize the income tax consequences of an intra-entity transfer of an asset (other than inventory) when the transfer occurs. Current guidance prohibits companies from recognizing current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. This standard will be effective for public companies for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The Company has adopted ASU 2016-16 on its consolidated financial statements and there was no impact as a result of the adoption.

Effective January 1, 2017, on a retrospective basis, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740). This update required that deferred income tax assets and liabilities be classified as noncurrent. As a result of adoption of this guidance, the Company reclassified current deferred income tax assets in the amount of $4,625,996, which had been included in prepayments and other current assets, to other noncurrent assets as of December 31, 2016. There was no impact on results of operations or cash flows as a result of the adoption of this guidance.

Effective January 1, 2017, the Company adopted the FASB ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The standard simplified certain aspects of the accounting for share-based payment transactions, including recognition of excess tax benefits and deficiencies, classification of awards and classification in the statement of cash flows. As a result of adoption, the Company elected to adopt the change regarding income taxes on a prospective basis to recognize excess tax benefits and deficiencies from stock-based compensation as a discrete item in income tax expense, which were historically recorded as additional paid-in-capital. In addition, the Company elected to apply the change regarding classification in the statement of cash flows prospectively to record excess tax benefits from stock-based compensation from cash flows from financing activities to cash flows from operating activities. Excess tax benefits for the year ended December 31, 2017 was $621,381 and the adoption of this standard had no material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value is concentrated in a single asset or a group of similar assets, the acquired set is not a business. If this is not met, the entity then evaluates whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Determining whether a set constitutes a business is critical because the accounting for a business combination differs significantly from that of an asset acquisition. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. ASU 2017-01 will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The Company will adopt ASU 2017-01 from January 1, 2018 for the acquisition of Tianxinfu and management conclude that no impact on the conclusion of it being a business combination (see Note 21 to the consolidated financial statements).

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
	USD	USD
Accounts receivable	77,858,266	34,452,392
Less: Allowance for doubtful accounts	(590,991)	(533,596)
Total	77,267,275	33,918,796

The activity in the allowance for doubtful accounts – accounts receivable for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	USD	USD	USD
Beginning balance	533,596	443,624	433,948
Provisions	23,783	123,239	34,902
Foreign currency translation adjustment	33,612	(33,267)	(25,226)
Ending balance	590,991	533,596	443,624

NOTE 4 – PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2017 mainly represented other receivables of $10,412,739 and prepayments of $4,886,604. Prepayments and other current assets as of December 31, 2016 mainly represented other receivables of $10,117,032 and prepayments of $2,921,069.

The activity in the allowance for doubtful accounts –prepayments and other receivables for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	USD	USD	USD
Beginning balance	4,671,896	4,924,063	5,207,840
Provisions	-	65,341	788
Foreign currency translation adjustment	288,124	(317,508)	(284,565)
Ending balance	4,960,020	4,671,896	4,924,063

NOTE 5 – INVENTORIES

Inventories at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
	USD	USD
Raw materials	107,651,325	80,781,903
Work-in-process	42,202,306	24,994,839
Finished goods	59,717,204	50,635,932
Total	209,570,835	156,412,674

Raw materials mainly comprised of human plasma collected from the Company’s plasma collection stations. Work-in-process represented intermediate products in the process of production. Finished goods mainly comprised plasma products. Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to nil, $256,862 and $76,587 for the years ended December 31, 2017, 2016 and 2015, respectively, and were recorded as cost of sales in the consolidated statements of comprehensive income.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
	USD	USD
Buildings	41,669,081	34,131,032
Machinery and equipment	41,102,242	52,467,764
Furniture, fixtures, office equipment and vehicles	9,980,062	7,843,567
Total property, plant and equipment, gross	92,751,385	94,442,363
Accumulated depreciation	(33,862,836)	(39,315,011)
Total property, plant and equipment, net	58,888,549	55,127,352
Construction in progress	105,226,787	61,825,470
Prepayment for property, plant and equipment	2,697,413	15,139,101
Property, plant and equipment, net	166,812,749	132,091,923

As a result of the planned commencement of operation of the new facility, the Company disposed certain machinery and equipment in the old facility of Shandong Taibang and incurred a disposal loss of $3,228,845 for the year ended December 31, 2017. Loss on disposal of property, plant and equipment for the years ended December 31, 2016 and 2015 was 293,098 and 3,024,830, respectively.

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $11,691,731, $11,962,983 and $8,179,376, respectively. No interest expenses were capitalized into construction in progress for the years ended December 31, 2017, 2016 and 2015.

NOTE 7 – EQUITY METHOD INVESTMENT

The Company’s equity method investment as of December 31, 2017 and 2016 represented 35% equity interest investment in Xi’an Huitian Blood Products Co., Ltd. (“Huitian”).

In October 2008, Shandong Taibang entered into an equity purchase agreement with one of the equity owners of Huitian (“Seller”) to acquire 35% equity interest in Huitian.

NOTE 8 – LOAN RECEIVABLE

In August 2015, the Company entered into a cooperation agreement with Xinjiang Deyuan and the controlling shareholder of Xinjiang Deyuan. Pursuant to the agreement, Guizhou Taibang agreed to provide Xinjiang Deyuan with an interest-bearing loan at an interest rate of 6% per annum with an aggregate principal amount of RMB300,000,000 (approximately $45,912,000). The loan is due July 31, 2018 and secured by a pledge of Deyuan Shareholder’s 58.02% equity interest in Xinjiang Deyuan. Interest will be paid on the 20th day of the last month of each quarter.

Interest income of $2,514,936 was recognized and received by Guizhou Taibang for the year ended December 31, 2017. $2,661,700 was recognized and $1,985,767 was received in cash by Guizhou Taibang and $675,933 was offset by accounts payable for the purchase of plasma from Xinjiang Deyuan for the year ended December 31, 2016. Interest income of $496,170 was accrued and received by Guizhou Taibang for the year ended December 31, 2015.

NOTE 9 – SHORT-TERM BANK LOANS

In March 2017, the Company obtained a one-year unsecured loan of RMB60,000,000 (approximately $8,715,000) from Bank of China (Taishan Branch) at an interest rate of 4.5675% per annum. The loan is due on March 21, 2018 and interest will be paid on the 21th day of each month. In May 2017, the Company repaid the loan before maturity date.

In April 2017, the Company obtained a one-year unsecured loan of RMB98,000,000 (approximately $14,465,780) from China Everbright Bank at an interest rate of 4.35% per annum. The loan is due on March 31, 2018 and interest will be paid on the 20th day of each month. In July 2017, the Company repaid the loan before maturity date.

NOTE 10 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
	USD	USD
Payables to a potential investor (1)	$8,679,073	7,941,013
Salaries and bonuses payable	19,770,025	16,740,846
Accruals for sales promotion fee	19,346,659	4,391,160
Dividends payable to noncontrolling interest(2)	-	7,952,467
Payables for construction work	9,135,810	5,364,441
Other tax payables	2,891,714	1,918,248
Advance from customers	2,425,975	3,976,832
Deposits received	6,662,705	4,640,244
Others	6,915,903	6,872,894
Total	$75,827,864	59,798,145

(1)	The payables to a potential investor comprises deposits received from a potential investor in the amount of $5,227,846 and $4,924,164 as of December 31, 2017 and 2016, respectively, and related interest plus penalty on these deposits totaling $3,451,227 and $3,016,849 as of December 31, 2017 and 2016, respectively.

(2)	In March and July 2017, Shandong Taibang declared a cash dividend distribution amounting RMB220,000,000 (approximately $31,955,000) and RMB200,000,000 (approximately $29,994,000), of which RMB37,928,000 (approximately $5,509,042) and RMB34,480,000 (approximately $5,170,966) represented the dividends payable to a noncontrolling interest shareholder. In August 2017, all dividends payable balance was fully paid to the noncontrolling interest shareholder.

NOTE 11 – INCOME TAX

The Company and each of its subsidiaries file separate income tax returns.

The United States of America

China Biologic Products Inc. was originally incorporated on December 20, 1989 under the laws of the State of Texas as Shepherd Food Equipment, Inc. On November 20, 2000, Shepherd Food Equipment, Inc. changed its corporate name to Shepherd Food Equipment, Inc. Acquisition Corp., or Shepherd. Shepherd is the survivor of a May 28, 2003 merger between Shepherd and GRC Holdings, Inc., or GRC, a Texas corporation. In the merger, the surviving corporation adopted the articles of incorporation and bylaws of GRC and changed its corporate name to GRC Holdings, Inc. On January 10, 2007, a plan of conversion became effective pursuant to which GRC was converted into a Delaware corporation and changed its name to China Biologic Products, Inc.

With the completion of domiciliation to the Cayman Islands on July 21, 2017, China Biologic Products Inc. was merged with and into China Biologic Products Holdings, Inc., with China Biologic Products Holdings, Inc. as the surviving company.

China Biologic Products Holdings, Inc. continued to be a U.S. corporation for U.S. federal income tax purposes and is subject to U.S. federal corporate income tax at gradual rates of up to 35% for year 2017.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted. The Tax Act has made significant changes to the U.S. Internal Revenue Code, including the taxation of U.S. corporations, by, among other things, limiting interest deductions, reducing the U.S. corporate income tax rate, disallowing certain deductions that had previously been allowed, altering the expensing of capital expenditures, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions. The Company recorded a charge of approximately $40.3 million for the repatriation tax on deemed repatriation to the United States of accumulated earnings. The charge for deemed repatriation will be payable by the Company over an eight-year period commencing April 2018.

$40.3 million repatriation tax, as a provisional amount, represents the Company’s reasonable estimate for income tax effects of the Tax Act, to the extent that the Company’s accounting for certain income tax effects is incomplete as additional information is needed to be prepared, analyzed and computations.

The actual impact of the U.S. Tax Reform on the Company may differ from management’s estimates, and management may update the provisional amount upon obtaining, preparing or analyzing additional information, based on its review of future regulations or guidance issued by the U.S. Department of the Treasury, and specific actions the Company may take in the future.

Cayman Islands

Under the current laws of Cayman Islands, China Biologic Products Holdings, Inc. is not subject to tax on its income or capital gains.

British Virgin Islands

Taibang Biological is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands (BVI), Taibang Biological is not subject to tax on income or capital gains. In addition, upon payments of dividends by Taibang Biological, no British Virgin Islands withholding tax is imposed.

Hong Kong

Taibang Holdings (Hong Kong) Limited (“Taibang Holdings”, formerly known as “Logic Holdings (Hong Kong) Limited”) is incorporated in Hong Kong and is subject to Hong Kong’s profits tax rate of 16.5% for the years ended December 31, 2017, 2016 and 2015. Taibang Holdings did not earn any income that was derived in Hong Kong for the years ended December 31, 2017, 2016 and 2015. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

The PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

In October 2014, Shandong Taibang obtained a notice from the Shandong provincial government that granted it the High and New Technology Enterprise certificate. This certificate entitled Shandong Taibang to enjoy a preferential income tax rate of 15% for a period of three years from 2014 to 2016. In October 2017, Shandong Taibang renewed its high and new technology enterprise qualification, which entitled it to enjoy a preferential income tax rate of 15.0% for a period of three years from 2017 to 2019.

According to CaiShui [2011] No. 58 dated July 27, 2011, Guizhou Taibang, being a qualified enterprise located in the western region of the PRC, enjoys a preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2020.

The components of earnings (losses) before income tax expense by jurisdictions are as follows:

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
PRC, excluding Hong Kong	171,787,763	170,830,607	147,580,488
U.S.	(28,866,395)	(19,408,283)	(11,711,102)
BVI	3,488,680	2,498,629	(1,336,183)
Hong Kong	(2,280)	(1,712)	565,228
Total	146,407,768	153,919,241	135,098,431

Income tax expense for the years ended December 31, 2017, 2016 and 2015 represents current income tax expense and deferred income tax benefit:

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
Current income tax expense	67,424,325	28,132,361	21,163,258
Deferred income tax benefit	(3,252,516)	(3,006,541)	(170,345)
Total income tax expense	64,171,809	25,125,820	20,992,913

The effective income tax rate based on income tax expense and earnings before income taxes reported in the consolidated statements of comprehensive income differs from the PRC statutory income tax rate of 25% due to the following:

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	(in percentage to earnings before income tax expense)
PRC statutory income tax rate	25.0%	25.0%	25.0%
Non-deductible expenses:
Share-based compensation	3.7%	-	1.3%
Others	1.1%	1.6%	0.1%
Tax rate differential	(0.9)%	(3.6)%	-
Effect of PRC preferential tax rate	(11.1)%	(10.9)%	(10.5)%
Bonus deduction on research and development expenses	(1.5)%	(1.5)%	(1.5)%
Change in valuation allowance	(0.6)%	5.3%	1.3%
Repatriation tax	29.4%	-	-
Tax effect of equity method investment	(0.6)%	0.4%	(0.2)%
Excess tax benefits from stock option exercises	(0.7)%	-	-
Effective income tax rate	43.8%	16.3%	15.5%

The PRC tax rate has been used because the majority of the Company’s consolidated pre-tax earnings arise in the PRC.

As of December 31, 2017 and 2016, significant temporary differences between the tax basis and financial statement basis of assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31, 2017	December 31, 2016
	USD	USD
Deferred income tax assets arising from:
-Accrued expenses	6,558,359	3,954,375
-Deferred income	258,255	275,687
-Property, Plant and Equipment	1,210,006	257,550
-Other non-current assets	146,918	138,384
-Tax loss carryforwards	5,031,657	27,783,051
Gross deferred income tax assets	13,205,195	32,409,047

Less: valuation allowance	(5,031,657)	(26,629,179)
Net deferred income tax assets	8,173,538	5,779,868

Deferred income tax liabilities arising from:
- Intangible assets	(148,467)	(235,217)
- Equity method investment	-	(1,153,872)
- Dividend withholding tax	(6,085,290)	(6,085,290)
Deferred income tax liabilities	(6,233,757)	(7,474,379)

Classification on consolidated balance sheets:

Deferred income tax assets, included in other non-current assets	8,173,538	4,625,996

Deferred income tax liabilities, included in other liabilities	(6,233,757)	(6,320,507)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Management considers the scheduled reversal of deferred income tax liabilities (including the impact of available carryforwards periods), projected future taxable income, and tax planning strategies in making this assessment.

The deferred income tax assets of $5,031,657 for tax loss carry forwards as of December 31, 2017 represented tax loss carryforwards of certain PRC subsidiaries. For PRC income tax purposes, certain of the Company's PRC subsidiaries had tax loss carryforwards of $20,126,629, of which $5,019,226, $5,048,268, $4,416,172, $4,878,108 and $764,855 would expire by 2018, 2019, 2020, 2021 and 2022, respectively, if unused. In view of their cumulative losses positions, management determined it is more likely than not that deferred income tax assets of these PRC subsidiaries will not be realized, and therefore full valuation allowances of $5,031,657 and $6,139,906 were provided as of December 31, 2017 and 2016, respectively.

For United States federal income tax purposes, CBP had nil tax loss carry forwards as of December 31, 2017. All tax loss brought forwards of CBP has been utilized by December 31, 2017 as a result of the repatriation tax on deemed repatriation of accumulated earnings to the United States.

The following table presents the movement of the valuation allowance for deferred income tax assets for the years ended December 31, 2017, 2016 and 2015:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	USD	USD	USD
Beginning balance	26,629,179	8,160,611	6,661,139
Addition (deduction) during the year	(21,927,117)	18,676,456	1,703,771
Foreign currency translation adjustment	329,595	(207,888)	(204,299)
Ending balance	5,031,657	26,629,179	8,160,611

According to the prevailing PRC income tax law and relevant regulations, dividends relating to earnings accumulated beginning on January 1, 2008 that are received by non-PRC-resident enterprises from PRC-resident enterprises are subject to withholding tax at 10%, unless reduced by tax treaties or similar arrangement. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Further, dividends received by the Company from its overseas subsidiaries are subject to the U.S. federal income tax at 34%, less any qualified foreign tax credits. Based on the dividend policy the Company has provided the deferred income tax liabilities of $7,351,023 on undistributed earnings of $74 million, approximately 50% of Shandong Taibang’s total undistributed earnings at December 31, 2014. During the year ended December 31, 2016, the deferred income tax liabilities of $1,265,733 was reversed following a sum of RMB82,760,000 (approximately $11,929,854) dividend distribution to Taibang Holdings (Hong Kong) Limited by Taibang Biotech (Shandong) Co., Ltd. in 2016, which was generated from distributed earnings of Shandong Taibang. Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred income tax liabilities on the remaining undistributed earnings of the PRC subsidiaries totaling $550.0 million as of December 31, 2017.

As of January 1, 2015 and for each of the years ended December 31, 2015, 2016 and 2017, the Company and its subsidiaries did not have any unrecognized tax benefits, and therefore no interest or penalties related to unrecognized tax benefits were accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and each of its PRC subsidiaries file income tax returns in the United States and the PRC, respectively. The Company is subject to U.S. federal income tax examination by tax authorities for tax years beginning in 2007. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 (approximately $15,304). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC tax authorities for the tax years beginning in 2012.

NOTE 12 – OPTIONS AND NONVESTED SHARES

Options

Effective May 9, 2008, the Board of Directors adopted the China Biologic 2008 Equity Incentive Plan, (“the 2008 Plan”). The 2008 Plan provides for grants of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units and performance shares. A total of five million shares of the Company’s ordinary share may be issued pursuant to the 2008 Plan. The exercise price per share for the shares to be issued pursuant to an exercise of a stock option will be no less than the fair market value per share on the grant date, except that, in the case of an incentive stock option granted to a person who holds more than 10% of the total combined voting power of all classes of the Company’s stock or any of its subsidiaries, the exercise price will be no less than 110% of the fair market value per share on the grant date. No awards may be granted under the 2008 Plan after May 9, 2018, except that any award granted before then may extend beyond that date. All the options to be granted will have 10-year terms.

For the year ended December 31, 2017, 2016 and 2015, no stock options to purchase ordinary share were granted to any directors or employees.

A summary of stock options activity for the years ended December 31, 2017, 2016 and 2015 is as follows:

			Weighted
		Weighted Average	Average Remaining
	Number of	Exercise	Contractual	Aggregate
	Options	Price	Term in years	Intrinsic Value
		USD		USD
Outstanding as of January 1, 2015	1,432,454	10.16	6.53	81,753,119
Granted	-	-
Exercised	(780,557)	9.92		(68,089,712)
Forfeited and expired	-	-
Outstanding as of December 31, 2015	651,897	10.44	5.24	86,064,461
Granted	-
Exercised	(337,406)	10.55		(35,180,367)
Forfeited and expired	-	-
Outstanding as of December 31, 2016	314,491	10.32	3.84	30,568,083
Granted	-	-
Exercised	(85,242)	10.18		(7,868,258)
Forfeited and expired	-	-
Outstanding as of December 31, 2017	229,249	10.37	2.61	15,168,276
Vested as of December 31, 2017	229,249	10.37	2.61	15,168,276
Exercisable as of December 31, 2017	229,249	10.37	2.61	15,168,276

For the years ended December 31, 2017, 2016 and 2015, the Company recorded stock compensation expense of nil, $649,203 and $1,117,994, respectively, in general and administrative expenses.

Nonvested shares

For the years ended December 31, 2017, 2016 and 2015, nonvested shares were granted to certain directors and employees (collectively, the “Participant”). Pursuant to the nonvested share grant agreements between the Company and the Participant, the Participant will have all the rights of a shareholder with respect to the nonvested shares. The nonvested shares granted to directors generally vest in one or two years. The nonvested shares granted to employees generally vest in four years.

A summary of nonvested shares activity for the year ended December 31, 2017, 2016 and 2015 is as follow:

	Number of	Grant date weighted
	nonvested shares	average fair value
		USD
Outstanding as of January 1, 2015	552,125	37.78
Granted	313,100	120.62
Vested	(188,625)	34.78
Forfeited	(7,500)	28.80
Outstanding as of December 31, 2015	669,100	77.49
Granted	511,200	119.75
Vested	(255,150)	66.04
Forfeited	(12,500)	66.74
Outstanding as of December 31, 2016	912,650	104.51
Granted	356,150	89.94
Vested	(353,694)	91.32
Forfeited	(1,080)	98.20
Outstanding as of December 31, 2017	914,026	103.95

For the years ended December 31, 2017, 2016 and 2015, the Company recorded stock compensation expense of $33,903,283, $23,756,308 and $10,996,278 in general and administrative expenses, respectively.

As of December 31, 2017, approximately $79,691,474 of stock compensation expense with respect to nonvested shares is to be recognized over weighted average period of approximately 2.65 years.

NOTE 13 – STATUTORY RESERVES

The Company’s PRC subsidiaries are required to allocate at least 10% of its after tax profits as determined under generally accepted accounting principles in the PRC to its statutory surplus reserve until the reserve balance reaches 50% of respective registered capital. The accumulated balance of the statutory reserve as of December 31, 2017 and 2016 was $34,513,788 and $34,508,737, respectively.

NOTE 14 – FAIR VALUE MEASUREMENTS

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

Short-term financial instruments (including cash and cash equivalents, time deposits, accounts receivable, other receivables, loan receivable-current, accounts payable, and other payables and accrued expenses) – The carrying amounts of the short-term financial instruments approximate their fair values because of the short maturity of these instruments.

NOTE 15 – SALES

The Company’s sales by product categories for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	USD	USD	USD
Human Albumin	132,498,791	133,712,663	111,422,258
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	117,511,797	117,891,410	125,136,104
Other Immunoglobulin products	50,147,328	40,105,561	22,518,554
Placenta Polypeptide	49,199,288	32,178,681	27,194,800
Others	21,049,636	17,281,111	10,186,186
Total	370,406,840	341,169,426	296,457,902

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2017, commitments outstanding for operating lease approximated $1.3 million.

As of December 31, 2017, commitments outstanding for the purchase of property, plant and equipment approximated $12.9 million.

As of December 31, 2017, commitments outstanding for the purchase of plasma in 2018 approximated $8.7 million.

NOTE 17 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
Net income attributable to China Biologic Products Holdings, Inc.	67,943,035	104,779,307	89,042,703
Earnings allocated to participating nonvested shares	(2,188,633)	(2,987,429)	(2,070,762)
Net income used in basic and diluted earnings per ordinary share	65,754,402	101,791,878	86,971,941

Weighted average shares used in computing basic earnings per ordinary share	27,361,561	26,848,445	25,599,153
Diluted effect of stock option	244,062	400,699	968,213
Weighted average shares used in computing diluted earnings per ordinary share	27,605,623	27,249,144	26,567,366

Basic earnings per ordinary share	2.40	3.79	3.40
Diluted earnings per ordinary share	2.38	3.74	3.27

During the year ended December 31, 2017, 2016 and 2015, no potential ordinary shares outstanding were excluded from the calculation of diluted earnings per ordinary share.

NOTE 18 – CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. (PARENT COMPANY)

The following represents condensed unconsolidated financial information of the Parent Company only:

Condensed Balance Sheets:

	December 31, 2017	December 31, 2016
	USD	USD
Cash	4,708,801	11,539,131
Time deposits	3,000,000	-
Prepayments and prepaid expenses	87,070	85,879
Total Current Assets	7,795,871	11,625,010
Property, plant and equipment, net	145	211
Investment in and amounts due from subsidiaries	634,245,590	454,309,702
Total Assets	642,041,606	465,934,923

Other payables and accrued expenses	3,559,211	3,734,334
Income tax payable - current	3,223,229	-
Total Current Liabilities	6,782,440	3,734,334
Income tax payable - non current	37,067,138	-
Total Liabilities	43,849,578	3,734,334

Total Shareholders’ Equity	598,192,028	462,200,589

Total Liabilities and Shareholders’ Equity	642,041,606	465,934,923

Condensed Statements of Comprehensive Income:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	USD	USD	USD
Equity in income of subsidiaries	137,099,797	124,187,590	100,753,805
General and administrative expenses	(28,879,890)	(19,408,283)	(10,693,991)
Other income (expenses)	13,495	-	(1,017,111)
Earnings before income tax expense	108,233,402	104,779,307	89,042,703
Income tax expense	40,290,367	-	-
Net Income	67,943,035	104,779,307	89,042,703

Condensed Statements of Cash Flows:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	USD	USD	USD
Net cash used in operating activities	(3,830,330)	(2,400,188)	(3,904,038)
Net cash used in investing activities	(3,000,000)	-	-
Net cash provided by financing activities	-	-	15,192,269
Net (decrease) increase in cash	(6,830,330)	(2,400,188)	11,288,231
Cash at beginning of year	11,539,131	13,939,319	2,651,088
Cash at end of year	4,708,801	11,539,131	13,939,319

NOTE 19 – FOLLOW-ON OFFERING OF COMMON STOCK

On June 15, 2015, the Company completed a follow-on offering of 3,450,000 shares of common stock at a price of $105.00 per share, less the underwriting discounts and commissions and offering expenses. In this June 2015 follow-on offering, the Company sold 805,000 shares (including 105,000 shares sold pursuant to the exercise by the underwriters of their option to purchase additional shares from the Company) and certain selling holders sold 2,645,000 shares (including 345,000 shares sold pursuant to the exercise by the underwriters of their option to purchase additional shares from such selling stockholders). The Company raised net proceeds of approximately $80.6 million from this offering, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The Company did not receive any proceeds from the sale of the shares by the selling stockholders.

NOTE 20 – CAPITAL WITHDRAWAL BY TWO FORMER NONCONTROLLING INTEREST SHAREHOLDRERS OF GUIZHOU TAIBANG

On October 26, 2016, Guizhou Taibang completed the requisite legal and administrative procedures, through which two former minority shareholders, holding a combined 15.3% equity interest in Guizhou Taibang, withdrew their respective capital contributions in Guizhou Taibang for an aggregate consideration of RMB415,000,000 (approximately $59,822,250) pursuant to an agreement dated July 31, 2016.

NOTE 21 – SUBSEQUENT EVENT

On October 12, 2017, the Company entered into a definitive agreement with PW Medtech Group Limited (“PWM”), a company listed on the Stock Exchange of Hong Kong Limited, to acquire 80% equity interest of Tianxinfu (Beijing) Medical Appliance Co., Ltd. (“Tianxinfu”) in exchange for 5,521,000 ordinary shares of CBP. Tianxinfu is a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, of which 80% equity interest was owned by PWM and 20% by a third party before this acquisition. The Company completed the acquisition on January 1, 2018.

The transaction will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The initial accounting for this business combination is incomplete as the Company is in the process of determining the fair value of assets acquired and liabilities assumed at the acquisition date.

