Form 20-F
period 2019-12-31
China Biologic Products Holdings, Inc.
filed 2020-03-12
CIK 1369868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Joseph Chow, Chief Executive Officer

Telephone: +86 (10) 6598-3111

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share Preferred Share Purchase Rights	CBPO	Nasdaq Global Select Market Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,459,769 ordinary shares, par value $0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐

Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ◻ No

Annual Report on Form 20-F

Year Ended December 31, 2019

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

Use of Certain Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“China Biologic,” “we,” “us,” the “Company” or “our” are to China Biologic Products Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands, and, unless the context requires otherwise, its direct and indirect subsidiaries;
●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“GMP” are to good manufacturing practice;
●	“Guizhou Taibang” are to Guizhou Taibang Biological Products Co., Ltd., a PRC company indirectly wholly owned by us, formerly known as Guiyang Qianfeng Biological Products Co., Ltd.;
●	“Health Forward” are to Health Forward Holding Limited, a Hong Kong company wholly owned by us;
●	“Huitian” are to Xi’an Huitian Blood Products Co., Ltd., a PRC company in which we hold an indirect minority equity interest;
●	“MDMEL” are to Medical Device Manufacturing Enterprise License;
●	“Nasdaq” are to the Nasdaq Stock Market;
●	“NDRC” are to the National Development and Reform Commission of the PRC;
●	“NHC” are to the National Health Commission of the PRC, formerly known as the PRC Ministry of Health, or the PRC National Health and Family Planning Commission;
●	“NHSA” are to the National Healthcare Security Administration of the PRC;
●	“NMPA” are to the National Medical Products Administration of the PRC, formerly known as China Food and Drug Administration;
●	“PMPA” are to the provincial counterpart of the NMPA;
●	“RMB” are to the legal currency of China;
●	“SAFE” are to the State Administration of Foreign Exchange of the PRC;

●	“SEC” are to the Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Shandong Taibang” are to Shandong Taibang Biological Products Co., Ltd., a PRC company indirectly majority owned by us;
●	“Taibang Biological” are to Taibang Biological Ltd., a British Virgin Islands company wholly owned by us, formerly known as Logic Express, Ltd.;
●	“Taibang Holdings” are to Taibang Holdings (Hong Kong) Limited, a Hong Kong company indirectly wholly owned by us, formerly known as Logic Holdings (Hong Kong) Limited;
●	“TianXinFu” are to TianXinFu (Beijing) Medical Appliance Co., Ltd., a PRC company indirectly majority owned by us from January 1, 2018 to July 31, 2019 and indirectly wholly owned by us since August 1, 2019;
●	“U.S. dollars”, “USD” or “$” are to the legal currency of the United States; and
●	“Xinjiang Deyuan” are to Xinjiang Deyuan Bioengineering Co., Ltd., a PRC company with which we entered into cooperation agreements to purchase source plasma.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The selected consolidated statement of comprehensive income data for 2019, 2018 and 2017 and the selected balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated statement of comprehensive income data for 2016 and 2015 and the selected balance sheet data as of December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements not included in this report.

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes and the information contained in Item 5 “Operating and Financial Review and Prospects”.

	For the Years Ended December 31, / As of December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars in thousands, except per share data (U.S. dollars),
	Ordinary shares in Shareholders’ equity (U.S. dollars), and share number)
Revenues	503,745	466,878	370,407	341,169	296,458
Income From Operations	163,648	146,174	135,858	143,915	132,586
Net Income	163,395	147,969	82,236	128,793	114,106
Net Income attributable to the Company	138,808	128,058	67,943	104,780	89,043
Earnings Per Share
Basic	3.55	3.54	2.40	3.79	3.40
Diluted	3.53	3.53	2.38	3.74	3.27

Total Assets	1,937,859	2,009,979	809,057	604,958	551,466
Total Current Liabilities	119,309	122,349	97,635	73,441	71,655
Total Long Term Liabilities	43,698	42,927	47,097	10,380	12,849
Ordinary Shares in Shareholders’ Equity	4,191	4,162	2,987	2,943	2,884
Outstanding Shares	38,459,769	39,361,616	27,611,841	27,172,905	26,580,349
Total Shareholders’ Equity attributable to the Company	1,695,715	1,772,050	598,192	462,200	382,343
Total Equity	1,774,852	1,844,703	664,325	521,137	466,962

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

The principal raw material of our existing and planned biopharmaceutical products is human source plasma, which, due to its unique nature, is subject to risks of contaminations and blood-borne diseases. In addition, current technology cannot eliminate entirely the risk of biological hazards inherent in plasma that are not currently known or for which screens are not currently commercially available, which could result in a widespread epidemic due to blood infusion. If any of our human donors is infected with diseases, then the plasma from such donor may be contaminated. Although we pre-screen all donors in order to ensure that they are not infected with HIV and hepatitis C and have not contracted liver diseases, screening tests may fail to identify and exclude from our supply the plasma from infected donors due to technical limitation and human errors. In addition, we purchase source plasma from Xinjiang Deyuan. Although we perform screening tests on the purchased plasma before putting it into production, we may fail to identify contaminated plasma from Xinjiang Deyuan due to the technical limitation and/or human errors. If any contaminated plasma is not appropriately screened out, our entire plasma supply for the relevant plasma collection station may become contaminated. If the plasma from our collection or purchased from Xinjiang Deyuan is contaminated and we sell biopharmaceutical products made from such plasma, we could be subject to civil liability from suits brought by consumers. Further, we may lose our registration and have criminal liability if we are found by the government to have been criminally negligent. In addition, we may be subject to civil liabilities from suits brought by consumers of our products. If any of these occurs, our business, prospects, results of operations and financial condition will be materially and adversely affected.

If our supply of quality plasma is interrupted, our results of operations and profitability will be adversely affected. In addition, if we experience any shortage of raw materials in the future, we may be unable to proceed with our long-term business plan and we may be forced to curtail or cease our operations or further business expansion.

The production of plasma products relies on the supply of plasma of suitable quality. For 2019, 2018 and 2017, the cost of plasma we used for production accounted for approximately 80.8%, 80.4% and 80.9%, respectively, of total production cost of our plasma products. The supply and market prices of plasma may be adversely affected by factors such as heightened or new regulatory restrictions, higher living standards or outbreaks of diseases, any of which would affect our costs of production. We may not be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or market prices of plasma may adversely affect our results of operations and profitability. For example, the recent outbreak of the coronavirus disease in China has caused the closure of our plasma collection stations since late January 2020. Although most of our stations resumed operations in early March 2020, it is uncertain when the plasma collection volume could reach the normal level. And if the coronavirus disease continues to spread or not be contained in relevant regions, the stations might be closed again. If such interruption to our operations continues, we may experience a shortage of plasma supply and/or incur substantial additional costs to obtain substitute plasma, and our results of operations and financial condition may be materially and adversely affected.

Our production volume, capacity utilization and future expansion are affected by a contraction in the supply of raw materials, especially plasma. In addition to the plasma collected from our own plasma collection stations, we also outsource plasma from Xinjiang Deyuan pursuant to a cooperation agreement entered into in August 2015 and supplemented by a supplementary agreement entered into in August 2018. Under these agreements, Xinjiang Deyuan had sold us more than 500 tonnes of source plasma in batches from August 2015 to August 2018 and agreed to sell to us no less than 500 tonnes of source plasma over a three year period from August 2018 to August 2021. As of December 31, 2019, 802 tonnes of plasma under these agreements had been delivered to us. Since November 2019, however, Xinjiang Deyuan has significantly reduced the plasma volume delivered to us due to its operating cash shortfall and its disagreement with us regarding payment arrangements for the plasma. While we are in negotiation with Xinjiang Deyuan and endeavoring to resolve the disagreement, we cannot assure you that the plasma supply from Xinjiang Deyuan will be resumed to normal level at any time soon, or at all. Further, even if the current disagreement is resolved, we cannot assure you that Xinjiang Deyuan will always deliver the source plasma on schedule in the future or such plasma will always pass our quality inspection. In addition, there is a possibility that such contract might not be extended after August 2021. If we experience any shortage of plasma supply or fail to secure sufficient plasma supply for our production, we may not be able to fully utilize our production capacity or proceed with our expansion plans.

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

Shandong Taibang, Guizhou Taibang, and Huitian, a company in which we hold an indirect minority equity interest, manufacture plasma products and are required to obtain from various PRC governmental authorities certain permits and licenses and maintain certain qualifications, including permits for pharmaceutical manufacturing and the compliance with the GMP standards for each of our production facilities, as well as pharmaceutical distribution permits.

TianXinFu, a medical device company in which we acquired 80% interest in January 2018 and the remaining 20% interest in August 2019, is also required to obtain certain permits and licenses, including registration certificate of medical devices and Medical Device Manufacturing Enterprise License (“MDMEL”) for its production activities, as well as Permit for Medical Device Operation.

We have obtained permits and licenses (including the MDMEL) and complied with the GMP standards required for the manufacturing and sales of our products. Our permits and licenses are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities, and the compliance standards may change from time to time. We intend to apply for the renewal of such permits and licenses when required by applicable laws and regulations. However, we cannot guarantee that we will be able to renew such permits and licenses in a timely manner, or at all. If we are unable to renew our permits and licenses or fail an inspection which would impair our permits and licenses, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

We currently operate sixteen plasma collection stations through Shandong Taibang (including two former branch collection facilities re-categorized as collection stations by relevant authorities in 2019, and one new collection station for which we obtained an operating permit in January 2020) and three plasma collection stations through Guizhou Taibang. Huitian, a company in which we hold a minority interest, operates three plasma collection stations in Shaanxi Province. To enable growth in our sales, we are seeking opportunities to build more plasma collection stations. The operation of plasma collection stations, however, is highly regulated and we cannot assure you that we will be able to obtain, maintain and renew the required licenses and permits for existing and new plasma collection stations in desirable locations or in a timely manner, if at all. For example, we have experienced difficulties and delays in renewing the business licenses and collection permits for four plasma collection stations that we acquired in Guizhou Province. While we monitor our plasma intake procedures through frequent unscheduled inspections of our stations, there remain risks that our plasma collection stations may fail to comply with hygiene and procedural requirements for plasma screening, collection, storage and tracking. If we fail to comply with any of these requirements, we may lose our plasma collection permits or incur criminal liability if we are found by the government to have been criminally negligent. Any such incident may subject us to government sanctions, or civil or criminal liabilities. If any of these events were to occur, our business, reputation and prospects would be materially and adversely affected.

Our operations, sales, profit and cash flow will be adversely affected if our plasma products fail to pass inspection in a timely manner.

The PRC regulatory authorities inspect each batch of our plasma products before we can ship it to our customers. The NMPA has quality standards which require the regulators to assess, among other things, the appearance, packing capacity, thermal stability, pH value, protein content and purity of the product. We must strictly comply with relevant rules and regulations throughout the lifecycle of each product, including plasma collection, delivery, production and packaging. Regulators typically take more than a month to inspect one batch of plasma products. The process begins when the regulator randomly selects samples of our products and delivers them to the PRC National Institute for Food and Drug Control, or NIFDC, for testing, and the process ends when the products are given final approval by NIFDC. In the event that the regulators delay the approval of or reject our products or change the requirements such that we are unable to comply, our operations, sales, profit and cash flow will be adversely affected.

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

Prices of certain pharmaceutical  and medical device products are subject to various price-related regulations in China. Although the NDRC removed the retail price ceilings for all drug products (except for anesthetics and category I antipsychotics) in China in 2015, the pricing of our plasma products is still subject to provincial and local tendering mechanisms where we compete with other manufacturers in the price and quality of products. Among our plasma products, tetanus immunoglobulin, Factor VIII and PCC are included on the life-saving EDL in most Chinese provinces, for which drug procurement was prioritized and the hospitals are allowed to directly purchase drugs from manufacturers through an on-line procurement process. Other plasma products such as albumin and IVIG and certain of our medical device products are subject to tendering process in most provinces. During the past three to four years, PRC central government implemented a series of healthcare reform measures, and regional governments adopted various forms of tendering policies accordingly. Although currently there is no standardized tendering rule across the country and the tendering prices for most of our products remain comparatively stable, some provinces have begun to adopt a policy of on-line disclosure of tendering prices, which may narrow the differences in tenders among different provinces and make the tendering practice more uniform across the country. This may increase the price pressure since provinces intend to benchmark to the lowest nationwide prices. Moreover, the relevant authorities are also setting up tendering rules such as nationwide or multiple-province level centralized procurement to stimulate manufactures to cut prices in order to ensure their products being included in the procurement lists or improve the procurement volume of their products. Since late 2019, high-price medical consumables, in addition to pharmaceutical products, have been gradually included in the scope of centralized procurement under the organization of the state or local governments. Although our products have not been included in such nationwide or multiple-province level centralized procurement process, there is a possibility that they could be included in the future.

In addition, retail prices of pharmaceutical products fully or partially covered under the national insurance system are also affected by the reimbursement ceilings set out in the National Reimbursement Drug List, or the NRDL, which may be adjusted by the NHSA from time to time. A new edition of the NRDL was launched in August 2019. Eight of our principal products (namely human albumin, IVIG, human immunoglobulin, human rabies immunoglobulin, human tetanus immunoglobulin, factor VIII, PCC and fibrinogen) are included in the NRDL. Before this new edition of the NRDL, each province could make revisions to the NRDL within certain limits and establish their own provincial reimbursement drug lists. According to the relevant notice of the new NRDL in August 2019, each province must strictly follow the national list for reimbursement coverage with no local modifications, and must remove drugs that had only been on the provincial lists from reimbursement by the end of a three-year transition period. However, the reimbursable amount for each drug in each province is still subject to each provincial social security funding situation and could be adjustable periodically. These reimbursement ceilings put pressure on the manufacturers’ pricing of the relevant products. Similarly, certain of our medical device products are also subject to provincial or regional limitation on reimbursable amount. See “Item 4.B. Information on the Company—Business Overview—Business—Regulation” for further details.

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

During the past three to four years, the PRC government initiated a series of healthcare reform measures, including but not limited to the prohibition on drug sale mark-ups in public hospitals, the limitation on the ratio of drug sale revenue to total revenue in public hospitals, and the two-invoice policy in drug and medical device distribution channels.

Pursuant to the no mark-up policy of the central government, all public hospitals in China had cancelled the 15% mark-ups on drug sales by the end of 2017. Since then, we have seen a substantial drop in public hospitals’ operational budgets, which has negatively impacted those hospitals’ incentive to purchase drugs. In 2019, such no mark-up policy has extended to medical consumables and all public hospitals in China had been required to cancel the mark-ups on sales of medical consumables by the end of 2019.

In addition, the central government has required the drug sales revenue of each public hospital to be no more than 30% of its total revenue. In order to comply with such rule, the hospitals have implemented measures such as requiring doctors to prescribe drugs only in accordance with approved indications shown on the drug label. As most of our products have high unit prices, we have experienced a reduction in the purchase volumes of our products, in particular albumin and IVIG products, by a number of hospitals since the end of 2017. In 2019, the central government began to implement a series of indicators for performance appraisal at hospital level to better monitor the effectiveness of treatment and efficiency of prescription, which replaced the single indicator of drug sales revenue percentage, but the constraint on the volume growth of our major products continued.

Also as part of the healthcare reform, the two-invoice policy system in the pharmaceutical and medical device supply chains was designed to limit the number of distribution layers between manufacturers and hospitals with the aim of stabilizing prices and enhancing transparency. The two-invoice policy for drugs had been formally implemented in all provinces in China by the end of 2018 and the implementation of such policy for medical consumables has commenced in most provinces in 2019. Many pharmaceutical and medical device manufacturers used to sell their products through multiple layers of distributors. Under the new two-invoice policy, manufacturers can only sell products to one layer of distributors (with one invoice issued), which then directly sell to the hospital customers (with the second invoice issued). As a result, many regional smaller distributors who have less access to hospital customers are no longer able to continue their businesses. This in turn intensifies competition among product manufacturers for access to competent large distributors. Our sales model for plasma products focuses on direct sales to hospitals and inoculation centers, which is complemented by distributor sales mostly with one layer of distributor between hospital and us, so our plasma business has been substantially in compliance with the two-invoice policy. However, the intensified competition partly caused by the implementation of the two-invoice policy in the plasma industry negatively impacted us in both the ex-factory price to distributors and sales volume. In addition, our placenta polypeptide product used to be sold through multiple layers of distributors to hospitals, and its sales volume shrank significantly since the implementation of the two-invoice policy. For TianXinFu, part of its medical device products have already been sold through only one layer of distributors to hospitals, and we will adjust our strategy when such policy for medical device is officially implemented in more regions to minimize the effects resulting therefrom, but we cannot ensure that there would not be a negative impact on us.

Furthermore, we cannot assure you that the government will not mandate more healthcare reform regulations that may have a negative impact on us. For example, in June 2019, NHC and the PRC National Administration of Traditional Chinese Medicine jointly issued the first batch of “national key drug list for monitoring and prescription control” - which was previously expected to be called the “adjuvant drug list”, for treatments applied as supplements to initial therapies. This first national list consists of 20 chemical or biological drugs and will serve as the basis for developing provincial lists, which could be tailored by provincial regulators and further modified at the hospital level. The government has requested all hospitals and medical institutions to strengthen the control on the drugs in the list, including establishing new prescription instructions and requiring doctors to strictly follow label uses. Although none of our products are included in this first batch of list and we believe that most of our products are essential treatments to many diseases, we cannot assure you that our products would not be included in the regional or next batches of national drug lists for monitoring and prescription control. For example, our placenta polypeptide product has been included in many regional adjuvant drug lists and its sales volume has been negatively impacted. If our placenta polypeptide product is included in more provincial lists and/or the national list for monitoring and prescription control, its sales volume may be further negatively impacted. In addition, in January 2020, NHC issued the first batch of national list of high-price medical consumables under key regulation, and such list consists of 18 high-price medical consumables and will serve as the basis for developing provincial lists, which could be tailored by provincial regulators and further modified at the hospital level, and the government has requested all hospitals and medical institutions to strengthen the management on the high-price medical consumables in the lists pursuant to the Administrative Measures for Medical Consumables for Medical Institutions (for Trial Implementation) that was promulgated in June 2019 and became effective in September 2019. Although none of our medical consumable products are included in this first national list, our dura mater product was included in certain provincial lists for monitoring and prescription control for high-price medical consumables in late 2019, and we cannot assure you that our medical consumable products will not be included in future national or regional lists.

If reimbursement or other payment for our current or future products is reduced or modified in the PRC, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, then our business could suffer.

Sales of our products depend, in part, on the extent to which the costs of our products are paid by public payers. These public payers mainly consist of local governments which reimburse the medicines and medical devices covered by the reimbursement catalog. The NHSA issues the National Reimbursement Drug List, or the NRDL from time to time, and the latest edition of the NRDL was launched in August 2019. Eight of our principal products (namely human albumin, IVIG, human immunoglobulin, human rabies immunoglobulin, human tetanus immunoglobulin, factor VIII, PCC and fibrinogen) are included in the current NRDL. Before this new edition of the NRDL, each province could make revisions to the NRDL within certain limits and establish their own provincial reimbursement drug lists. According to the relevant notice of the new NRDL in August 2019, each province must strictly follow the national list for reimbursement coverage with no local modifications, and must remove drugs that had only been on the provincial lists from reimbursement by the end of a three-year transition period. The drugs that had been on a regional reimbursement list but were excluded from the new NRDL, such as placenta polypeptide products, will be negatively impacted by this new regulation. Similarly, certain of our medical device products are also subject to provincial or regional restrictions on the reimbursable amount. These measures by local governments may limit, reduce or eliminate payments for our products and adversely affect both pricing flexibility and demand for our products.

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

Some of our owned or leased properties have title defects or non-compliance. For example, we use properties built on collectively owned rural land for two of our plasma collection stations. We are also in the process of obtaining the property ownership certificate for another one of our plasma collection stations. Although such title defects and non-compliance have not adversely affected our business operations, we cannot assure you that we will be able to rectify such defects and non-compliance in a timely manner or at reasonable costs, if at all. For example, under PRC laws, collectively owned rural land may not be used for commercial purposes and we may be required to vacate and seek other space to house our collection facilities. For the collection stations built on collectively owned rural land, under the lease agreement for the collectively owned rural land among us, the local government and the economic collective which owns the land, the economic collective is required to assist us in securing legal rights to use such land. If the economic collective fails to perform its obligations under the lease agreement, or the lease agreement is deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding the land otherwise arise, we may be required to relocate our collection station. Any disputes or claims relating to our owned or leased properties or land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations. In addition, we may not be able to secure alternative sites and properties, if required, in a timely manner or at reasonable costs, which could adversely affect our business operations.

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

Under the Product Quality Law of the PRC, which was enacted in 1993 and revised in 2000 to protect the rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products, manufacturers who produce defective products may be subject to fines and production suspension, and in severe cases, be subject to criminal liability and may have their business licenses revoked.

The Tort Liability Law of the PRC enacted in December 2009 also imposes liability on manufacturers for damages caused by defects in their products.

In addition, all businesses in the PRC, including ours, must observe and comply with the PRC Law on the Protection of the Rights and Interests of Consumers, which was enacted in 1993 to protect the legal rights and interests of consumers in connection with the purchase or use of goods and services.

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

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of biopharmaceutical and medical device products. For example, plasma is a biological substance that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, our plasma and plasma products, if not properly collected, tested, pathogen-inactivated, processed, stored or transported, could cause serious disease and possibly death to patients. Further, there are viral and other infections of plasma which may escape detection using current testing methods and which are not susceptible to inactivation methods. Our other biopharmaceutical and medical device products are also required to be of very high quality as they are used in intravenous injections or surgeries. Any infection of disease by persons using our products could result in claims against us. Since our establishment in 2002, we have been subject to four lawsuits filed by patients who were treated with our products and received blood and/or plasma transfusions. In all of these four cases, we were ordered to contribute a portion of the compensation for the patients even though the courts did not find that our products were defective or caused the patients’ illness. Although the required contribution by us was immaterial in these four cases, we cannot assure you that there will be no future claims against us that would subject us to a significant loss or that we will always succeed in defending against such claims. Furthermore, the presence of a defect in a product could require us to carry out a recall of such product.

A product liability claim, regardless of merit or eventual outcome, or a product recall could result in substantial financial losses, civil and criminal liabilities, administrative sanctions, revocation of business and product permits and licenses, negative reputational repercussions and loss of customers. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

We are subject to intense competition and may encounter increased competition from both local and overseas pharmaceutical enterprises if PRC regulators relax the approval process for plasma products or international trade restrictions. A change in our competitive environment could adversely affect our profitability and prospects.

We face intense competition from local and foreign entities that manufacture and sell products that compete with ours in China. These competitors may have more capital, better research and development resources, more expanded manufacturing and marketing capabilities and more experience than we do. The plasma-based biopharmaceutical manufacturing industry in China is highly regulated, and although we believe that compliance with the regulatory requirements pose a competitive barrier to enter into the Chinese market, over time, however, there may be new entrants. If the government relaxes these restrictions and allows more competitors to enter into the market, these competitors may pose a threat to our business. Our operating results and financial condition may be adversely affected if competition intensifies, competitors reduce prices to gain market share, or competitors develop new products having comparable medicinal applications or therapeutic effects which are more effective or less costly than ours.

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

We depend on key personnel, and turnover of key employees and senior management could harm our business.

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

Shandong Institute provided us with 23 of our employees, including certain key management personnel, such as Shandong Taibang's general manager, out of our total of approximately 2,269 employees as of December 31, 2019, pursuant to a secondment agreement dated October 28, 2002, between Shandong Taibang and the Shandong Institute. Pursuant to the secondment agreement, we are responsible for the salaries of these employees, as well as for their social benefits such as insurance. Our secondment agreement with the Shandong Institute will expire on the earlier of October 2032 or the privatization of the Shandong Institute, which was originally scheduled to occur before the end of 2008. However, the privatization of the Shandong Institute has been delayed indefinitely due to delay by the Shandong Department of Health in implementing the privatization plan. Upon expiration or termination of the secondment agreement, we plan to hire the seconded employees directly. However, we cannot assure you that all of the employees will accept our employment offers at that time. Although none of our seconded employees have indicated that they do not plan to continue working for us after the privatization, if the secondment agreement is terminated or expires and we are unable to hire those employees or their replacements on time, our operations, as well as our financial results, may be materially and adversely affected.

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

We have been principally engaged in the research, development, manufacturing and sales of plasma products in China, while our acquired business of TianXinFu focuses on the manufacturing and sale of regenerative medical biomaterial products, mainly artificial dura mater and spinal dura mater products. Our lack of familiarity with the regenerative medical biomaterial industry may make it difficult for us to anticipate the demands and preferences in the market and to develop products that meet the requirements and preference of customers in a timely and cost-effective manner, or at all. As a result, the operating results of TianXinFu may be less desirable than our expectations, which in turn may negatively impact our overall financial position.

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

As of December 31, 2019, we held 105 issued patents and had 48 pending patent applications in China for certain manufacturing processes and packaging designs. We may not be able to successfully obtain the approval of the PRC authorities for our patent applications. As of December 31, 2019, we also had 36 trademarks registered in China.

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

We also rely on confidentiality agreements with our management and employees to protect our confidential proprietary information. However, the protection of our intellectual property may be compromised as a result of:

●	departure of any of our management members or employees in possession of our confidential proprietary information;
●	breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;
●	infringement by others of our proprietary information and intellectual property rights; or
●	refusal by relevant regulatory authorities to approve our patent or trademark applications.

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

In addition, the epidemic of the coronavirus disease in early 2020 has resulted in certain measures being implemented by the governments and companies in many regions of China to control the spread of the disease, including, among others, restrictions on manufacturing and the movement of employees. Our manufacturing facilities are still in normal operation since the coronavirus outbreak, with additional measures taken to protect the health and safety of our employees and to prevent cross-infections. However, should the coronavirus disease continue to spread or not be contained, the operations of our manufacturing facilities might be interrupted.

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

A report of our management and attestation by our independent registered public accounting firm is included in our annual report on Form 20-F for the year ended December 31, 2019. Our management has concluded that our internal controls over financial reporting as of December 31, 2019 were effective. We have in the past discovered, and may in the future discover, material weakness in our internal controls. For example, we identified material weaknesses related to review controls on the accounting for income taxes and derivative instrument valuation as described under Item 9A of our annual report on Form 10-K for the year ended December 31, 2010, which were subsequently remediated in 2011 as described under Item 9A of our annual report on Form 10-K for the year ended December 31, 2011. However, we cannot guarantee that these remedies will continue to be effective. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. This could reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively affect the trading price of our ordinary shares.

We are treated as a U.S. corporation for U.S. federal tax purposes.

Pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we are treated as a U.S. corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal corporate income tax as if we were incorporated in the United States. Shareholders should consult their tax advisers regarding the U.S. federal income tax consequences of holding our ordinary shares in their particular circumstances.

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

Economic reforms adopted by the PRC government have had a positive effect on the economic development of the country. The reformed economic infrastructure and legal systems, however, may be subject to abrupt adjustments by the government. These adjustments, especially in the following areas, could either benefit or damage our operations and profitability:

●	Level of government involvement in the economy;
●	Control of foreign exchange;
●	Methods of allocating resources;
●	International trade restrictions; and
●	International conflict.

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

Restrictions on currency exchange may limit our ability to use the cash generated from our sales effectively.

Substantially all of our sales are denominated in RMB, and any future restrictions on currency exchanges may limit our ability to use cash generated from sales in RMB to fund any future business activities outside China or other payments in U.S. dollars. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investments and loans, is subject to governmental approval and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between the U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividends we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

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

Our employees and directors who are PRC residents and who participate in our employees’ share incentive plan are required to register with SAFE and complete other procedures through a domestic qualified agent, and to retain an overseas entrusted institution to handle matters in connection with their exercise or sale of share options. In addition, the PRC agent is required to make amendment registrations with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure to comply with such requirements will subject us or our PRC resident option holders to fines and other legal or administrative sanctions. To date, we have completed the SAFE foreign exchange registration with respect to our share incentive plans in which our employees and directors who are PRC residents participated, but there can be no assurance that we will be able to continue to do so in the future if the requirements are amended or changed, which would make it more difficult for us to incentivize our employees.

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

The Enterprise Income Tax Law, or the EIT Law, became effective on January 1, 2008 and was amended on December 29, 2018, and its implementing rules became effective on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Notice 7, promulgated by the SAT on February 3, 2015, as most recently amended on December 29, 2017, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Enterprise Income Tax of Non-Resident Enterprises at Source, or SAT Notice 37, promulgated by the SAT on October 17, 2017, effective on December 1, 2017 and as amended on June 15, 2018, if a non-resident enterprise transfers its shares in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed as indirect transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed to be a withholding agent with the obligation to withhold and remit the enterprise income tax to the competent PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the economic essence of the transferred shares, the economic essence of the assets held by the overseas holding company, the taxability of the transaction in offshore jurisdictions, and economic essence and duration of the offshore structure. Under the terms of SAT Notice 7, the transfer which meets all of the following circumstances shall be deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties (other than cash) of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

SAT Notice 7 also sets out safe harbors for the “reasonable commercial purpose” test. SAT Notice 7 contains an exemption for transfers of shares of a holding company listed outside the PRC, when the shares are acquired and sold in the public market.

However, uncertainties exist on testing the reasonable commercial purpose. For example, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, we may become at risk of being taxed under SAT Notice 7 and SAT Notice 37 and the related SAT regulations and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Notice 37 and the related SAT regulations or to establish that we should not be taxed under SAT Notice 7 and SAT Notice 37 and the related SAT regulations, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and PRC anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other U.S. laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the relevant statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. PRC anti-corruption laws also strictly prohibit bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors, as they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Particularly, most of the hospitals and inoculation centers in China are state-owned entities, whose employees may be recognized as foreign government officials for the purpose of FCPA. Therefore, any payments, expensive gifts or other benefits provided to an employee of the state-owned hospitals or inoculation centers may be deemed violation of FCPA. Violations of FCPA or PRC anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, prospects, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability under FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the scrutiny, criticism or negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. However, since substantially all of our operations and business take place in China, it may be difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our Company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise scrutinized by any local regulator.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our shares.

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

Our independent registered public accounting firm issued opinions on the consolidated financial statements and internal control over financial reporting included in our annual reports filed with the SEC. Our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual reports is located in China. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

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

The market price of our ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	changes in financial estimates by us or by any securities analysts who might cover our stock;
●	speculation about our business in the press or the investment community, including negative publicity and short seller reports that make allegations against us, even if unfounded;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;
●	customer demand for our products;
●	investor perceptions of our industry in general and our Company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	major catastrophic events;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	sales of our ordinary shares or other securities, including sales by us and by our directors, officers or significant shareholders;
●	additions or departures of key personnel; and
●	investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual shareholders or their family members.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our Company at a time when you want to sell your interest in our Company.

There can be no assurance of a consummation of the proposed going-private transaction, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

In September 2019, we received a preliminary non-binding proposal letter with respect to a going-private transaction. For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going-private transaction will be approved or consummated. These uncertainties may increase the volatility of the market price of our ordinary shares and have a material adverse effect on the market price of our ordinary shares.

In addition, the process of the proposed going-private transaction or any other significant strategic transaction involving our Company could cause disruptions in our business and divert our management's attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. We have incurred, and will continue to incur, costs, expenses, and fees for professional services and other transaction costs in connection with the proposed going-private transaction. All the fees and costs will be payable by us even if the transaction is not completed. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

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

These provisions include, among others:

●	the right of our board of directors to issue preferred shares without shareholder approval;
●	division of our board of directors into three classes with staggered terms;
●	rules regarding how shareholders may call shareholder meetings; and
●	requiring special resolution of the shareholders vote to amend certain provisions of the memorandum and articles of association.

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

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ordinary share, or publishes unfavorable research about us, the price of our ordinary shares may decline. If one or more of these analysts or agencies cease to cover our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ordinary shares or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, U.S.-listed healthcare companies may affect the volatility in the price of and trading volume for our ordinary shares. In recent years, a number of China-based companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of the securities of these China-based companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards China-based companies listed in the United States and consequently may affect the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

There is also uncertainty as to whether the PRC courts would recognize or enforce judgments of U.S. courts. Although recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law, recognition and enforcement of a foreign judgment by PRC courts depend on treaties or reciprocity between China and the country where the judgment is made. China does not have any treaties or other arrangements with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, by the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”), and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors, although clearly established under Cayman Islands law, are not specifically prescribed in statute or a particular document in the same way that they are in certain statutes or judicial precedents in some jurisdictions of the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy under Nasdaq corporate governance listing standards.

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

Our legal name is China Biologic Products Holdings, Inc. and our commercial name is Taibang Biologic. Our principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. Our corporate telephone number is (8610) 6598-3111 and our fax number is (8610) 6598-3222. Our agent for service of process in the United States is Cogency Global Inc. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system. We maintain a website at http://www.chinabiologic.com that contains information about our Company, but that information is not part of this report or incorporated by reference herein.

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

China Biologic Products Holdings, Inc. was incorporated by China Biologic Products, Inc. as an exempted company in the Cayman Islands on April 24, 2017. On July 21, 2017, China Biologic Products, Inc. completed its redomiciliation to the Cayman Islands by merging with and into China Biologic Products Holdings, Inc., with China Biologic Products Holdings, Inc. as the surviving company.

On January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, from PW Medtech Group Limited (“PWM”). On August 1, 2019, we acquired the remaining 20% equity interest in TianXinFu and as a result, TianXinFu became our indirect wholly owned subsidiary.

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

Recent Developments

In late April 2019, the Company completed the share repurchase program previously authorized by its board of directors in 2018, having repurchased an aggregate of 1,074,376 shares for a total consideration of $100 million.

In May 2019, the Company's board of directors authorized an additional share repurchase program under which the Company may repurchase up to $150 million worth of shares over a 12-month period. As of December 31, 2019, the Company had repurchased 121,852 shares for a total consideration of $11.0 million under this program.

In June 2019, the Company obtained approval from the NMPA to begin human clinical trials on a Human von Willebrand Factor product, which is intended to be used for the treatment of bleeding episodes including surgical bleeding in patients with von Willebrand disease.

In July 2019, the Company received the operating permit for and commenced operations at its new Wenchang plasma collection station in Hainan Province.

On August 1, 2019, the Company acquired the remaining 20% equity interest in TianXinFu through its wholly-owned subsidiary Taibang Biotech (Shandong) Co., Ltd., and as a result, TianXinFu became the Company's indirect wholly owned subsidiary.

In November 2019, Guizhou Taibang received approval from the Health Commission of Chongqing City to build a new plasma collection station in Youyang County.

In January 2020, the Company obtained the operating permit for its new collection station in Linqu County, Weifang City of Shandong Province, which commenced operations in early March 2020.

In January 2020, Shandong Taibang received approval from the Health Commission of Shandong Province to build a new plasma collection station in Liangshan County, Jining City of Shandong Province.

Proposed Going-private Transaction

On September 18, 2019, our board of directors received a preliminary non-binding proposal letter from Beachhead Holdings Limited, CITIC Capital China Partners IV, L.P., PW Medtech Group Limited, Parfield International Ltd., HH Sum-XXII Holdings Limited and V-Sciences Investments Pte. Ltd (collectively, the “Buyer Group”), proposing to acquire all of our outstanding ordinary shares not already owned by the Buyer Group for $120 per share in cash in a going-private transaction.

On September 24, 2019, a special committee of our board of directors (the “Special Committee”), consisting solely of independent directors, Mr. Sean Shao, Dr. Yungang Lu and Mr. Qi Ning, was formed and proceeded to consider the proposed going-private transaction and other strategic options available to us. As of the date of this annual report, the Special Committee is still in the process of evaluating the proposal. No definitive offer has been made, nor has any definitive agreement been executed, with respect to the proposed going-private transaction.

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or consummated. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business — There can be no assurance of a consummation of the proposed going-private transaction, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

B.    Business Overview

We are a biopharmaceutical company principally engaged in the research, development, manufacturing and sales of human plasma-based biopharmaceutical products, or plasma products, in China. We are among the top five producers of plasma products in China in terms of 2019 sales, based on our industry knowledge. We operate our plasma business through a majority owned subsidiary, Shandong Taibang, a company based in Tai’an, Shandong Province, and a wholly owned subsidiary, Guizhou Taibang, a company based in Guiyang, Guizhou Province. We also hold a minority equity interest in Huitian, a plasma products company based in Xi’an, Shaanxi Province.

We have a strong biopharmaceutical product portfolio covering over 20 different dosage forms of plasma products across nine categories and one chemical drug, placenta polypeptide. All of our plasma products and the placenta polypeptide product are prescription medicines administered in the form of injections. Our principal products are human albumin and immunoglobulin for intravenous injection, or IVIG. Albumin has been used for almost 50 years to treat critically ill patients by assisting the maintenance of adequate blood volume and pressure. IVIG is used for certain disease prevention and treatment by enhancing specific immunity. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 37.3%, 32.0% and 35.8% of our total sales for 2019, 2018 and 2017, respectively. Sales of IVIG products represented approximately 23.2%, 24.3% and 31.7% of our total sales for 2019, 2018 and 2017, respectively. Our sales model for plasma products focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales.

On January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in manufacturing and sale of regenerative medical biomaterial products, including artificial dura mater and spinal dura mater products. Its pipeline products mainly include absorbable oral repair membrane for oral and maxillofacial surgery and the second generation artificial dura mater. In August 2019, we acquired the remaining 20% equity interest in TianXinFu and as a result, TianXinFu became our indirect wholly owned subsidiary.

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

PLASMA INDUSTRY

Overview

We operate primarily in the plasma industry in China, which is the second largest plasma products market in the world, after the United States, and has experienced a significant growth in the past decade. Based on our industry knowledge, China’s plasma products market (excluding recombinant products) grew from $0.80 billion in 2009 to $4.3 billion in 2019 in terms of sales revenue, representing a compound annual growth rate, or CAGR, of 18.3%. Human albumin products dominated China’s plasma products market with a market share of 63.1% in terms of production value in 2019, and IVIG products accounted for 21.3% of the market. Other plasma products, including coagulation factors, accounted for the remaining 15.6% of the market in 2019.

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

Based on our industry knowledge, China National Biotec Group, or CNBG, China Biologic, Hualan Biological Engineering Inc., or Hualan, Shanghai RAAS Blood Products Co., Ltd., or RAAS, and Sichuan Yuanda Shuyang Pharmaceutical Co., Ltd., or Shuyang, were the top five plasma product manufacturers in terms of sales revenue in 2019.

Overall Plasma Products Market Trends

Compared to more developed countries, China’s plasma products market has distinctive characteristics and trends, including the following:

High Entry Barriers. The PRC State Council has ceased issuing new plasma fractionation licenses since 2001, and there are approximately 30 licensed producers of plasma products in China, of which only approximately 26 are currently in operation. Nearly all of these producers make albumin and IVIG products, but only four operate with the product portfolio comprising at least nine categories of plasma products. Furthermore, foreign investment in domestic producers of plasma products is subject to stringent government approval process. As a result, existing China-based producers with large production capacities face limited competition and are well positioned to gain more market share during the industry consolidation phase.

Stringent regulation. China’s plasma products market is stringently regulated. Because of the public health crises of contaminated plasma products experienced by China in the 1990s, China has implemented, and is expected to continue to maintain, stringent regulations for the plasma products industry in the foreseeable future. The opening of a new plasma collection station in China requires the approval by three levels of government authorities, namely the provincial, municipal and county level authorities, which is a time-consuming and difficult process. To be eligible to open a new collection station, a company must produce no fewer than six types of plasma products, which must include products in three mandatory categories, namely human albumin, immunoglobulin and coagulation factors. From 2010 to 2015, various local governments approved the opening of plasma collection stations by small companies that were not able to produce all the mandatory products. In response, in December 2016, the NHC and NMPA jointly released a new guideline on the regulation of plasma collection stations. The guideline aims to strengthen regulatory oversight for existing collection stations and approval requirements for new plasma collection stations, and to tighten safety control at the plasma collection stations to improve the quality of plasma collected. The guideline states that in considering the applications for the opening of new plasma collection stations, the relevant authorities should give priority to companies with strong research and development capabilities, high plasma utilization rate and good management practice. We believe this guideline will benefit large plasma products manufacturers like China Biologic by reducing the chance for smaller manufacturers to open new plasma collection stations.

Demand outstripping supply. Due to stringent regulations on the collection of raw plasma from human beings and a lack of plasma donation, China has experienced a shortage of plasma products since the 1980s. There are approximately 261 plasma collection centers in China, compared to over 600 in the United States. The restriction on approving new collection centers in China, cultural barriers to plasma donation, concerns over plasma donation safety, and low quantity per donation and long intervals between donations contribute to the supply shortage.

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

Increasing market concentration of top players. China’s current landscape of plasma products market is relatively fragmented. However, factors such as stringent regulations, tightened quality control and heavy capital expenditure requirements have contributed to the increasing industry consolidation in recent years. For instance, the NMPA issued new GMP requirements to re-certify all the fractionation plants by the end of 2013, which has resulted in the shutdown of smaller fractionation plants that were unable to upgrade their production lines by the deadline. China’s plasma industry has also witnessed multiple merger and acquisition transactions in recent years. Market leaders with stable plasma supplies complemented by further collection expansion potentials, strong product portfolios and robust research and development capabilities are expected to be able to continue to solidify their positions and further gain development advantages.

BUSINESS

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growth of the plasma products and the biomaterial products markets:

Leading producer of plasma products in China with strong growth potential

We are one of the top five producers of plasma products in terms of 2019 sales revenue based on our industry knowledge. In the albumin segment, which accounts for a majority of the plasma products market in China, we are the second largest domestic producer with a market share of approximately 6.7% in terms of 2019 production volume, based on our industry knowledge. In the IVIG segment, which is the second largest segment of the plasma products market in China, we are also the second largest producer overall in China with a market share of approximately 15.1% in terms of 2019 production volume, based on our industry knowledge.

We have a strong product portfolio covering over 20 different dosage forms of plasma products across nine categories and a robust near-term product pipeline of six products. We believe that we are one of the only four plasma products manufacturers in China with the product portfolio comprising at least nine categories of plasma products. Since different types of plasma products utilize different protein components of plasma, different types of plasma products can be produced from the same raw plasma supply with minimal incremental raw material cost. Our broad product portfolio, supported by our strong research and development capabilities, therefore, provides us with the benefit of more comprehensive plasma utilization, which in turn contributes to higher profit margins.

We believe that product safety and supply stability are the most critical considerations for hospitals and inoculation centers in making purchase decisions on plasma products. We implement stringent quality control measures throughout our production process, and have not historically experienced failure to receive pre-sale approval or had a recall with respect to any of our plasma products. Our manufacturing facilities in Shandong Province and Guizhou Province together have a production capacity of 1,600 tonnes. As a leading producer of plasma products, we have been able to maintain a steady plasma supply volume and sales volume over the years. Our safety record and the stability of our supply, we believe, have strengthened our business relationship with existing customers and enhanced our ability to acquire new customers.

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

Stable and growing supply of plasma with strategically located collection stations

Our ability to secure and expand our supply of plasma, a critical raw material for our operations, is one of our key strengths. Our plasma collection network consists of 19 captive plasma collection stations. In addition, Huitian, a company in which we hold a minority equity interest, operates three plasma collection stations. In 2019, we were among the top five plasma collectors in China in terms of collection volume with approximately 12.1% of the total national supply, based on our industry knowledge.

We operate twelve plasma collection stations in Shandong Province (including two former branch collection facilities re-categorized as collection stations by relevant authorities in 2019), two in Guangxi Province, two in Guizhou Province, two in Hebei Province, and one in Hainan Province, covering an aggregate population of approximately 62.9 million. Shandong Province has one of the largest populations in China. Guangxi Province and Guizhou Province are among the least economically developed regions in China. The population of Hainan Province has a stable donor base as its population migrates less frequently compared to many other provinces. All of these are favorable characteristics underpinning a strong and stable plasma supply. Hebei Province is an underdeveloped province for plasma collection that provides convenient and economic transportation to our manufacturing facilities in adjacent Shandong Province.

We continue to seek innovative ways to identify and attract potential plasma donors. We regularly organize a variety of community events to deliver our messages that focus on the life-saving and other social contribution aspects of plasma donation. We also regularly review our donor compensation to ensure that it remains competitive. In addition, we actively seek to expand the geographic coverage of our existing collection stations to gain access to additional donor populations. As a result of our collection efforts, our average plasma collection volume is greater than the national average by approximately 74.8% in 2019 based on our industry knowledge. Our total plasma collection volume increased by approximately 9.8% from 2018 to 2019.

In addition to increasing our collection volume at existing plasma collection stations, we also seek to build new plasma collection stations to expand our donor base. For example, in July 2019, we received the operating permit for and commenced operations at our new plasma collection station in Wenchang City in Hainan Province. In January 2020, we received the operating permit for our new plasma collection station in Linqu County in Shandong Province, which commenced operations in early March 2020. In November 2019 and January 2020, we received the regulatory approval to build a new plasma collection station in Youyang County of Chongqing City and Liangshan County of Shandong Province, respectively.

Robust near-term product pipeline to capture full plasma value chain backed by strong research and development capabilities

We currently have six new plasma products under development, with one of them in registration stage and expected to be commercially launched by the first half of 2020. We expect our expanding product portfolio to further increase our comprehensive plasma utilization, which will in turn lead to higher profit margins. With our current and pipeline products, we believe that our product offerings will be able to capture substantially all of the value along the plasma products value chain.

Benefiting, in part, from our direct sales to hospitals and inoculation centers, our ability to bring new products to market reflects a research and development process that is demand-driven and highly responsive to physician feedback and the latest market trends in medicine. To complement our research and development efforts, we also work closely with a number of leading research institutes in China specializing in plasma products. As of December 31, 2019, we held 86 patents for plasma products.

Leading position in China’s fast-growing immunoglobulin products market

We were among the top three producers of immunoglobulin products in China in 2019 in terms of production value, and ranked the second for IVIG, the second for human tetanus immunoglobulin and the third for human rabies immunoglobulin in China in 2019 in terms of production volume, based on our industry knowledge. Our total sales revenue of immunoglobulin products, accounting for approximately 37.5% of our total sales, increased to $189.2 million in 2019 from $97.0 million in 2013, representing a CAGR of 11.8% between 2013 and 2019. We attribute our rapid growth and leading position in the immunoglobulin products market, in part, to our continued marketing efforts to promote these products, especially the promotion of IVIG therapy to physicians in tier-one cities and large regional hospitals.

Based on our industry knowledge, the sales revenue of China’s IVIG products reached approximately $0.9 billion in 2019, representing a CAGR of approximately 13.6% during the period from 2010 to 2019. The substantial growth of China’s IVIG products market in the past decade was mainly due to increasing awareness by doctors of the benefits of IVIG therapy. In more developed countries, major applications of IVIG therapy are for chronic diseases such as primary immune deficiency and chronic inflammatory demyelinating polyneuropathy, which require treatment for a number of years or even lifetime. In contrast, IVIG therapy is only used to treat acute diseases and infections in China. Compared with markets in more developed countries, China’s IVIG products market is far from mature. The per capita consumption of IVIG products in China is significantly lower than that in the more developed countries. Therefore, there is tremendous growth potential as China’s IVIG consumption draws closer to that of the more developed countries as a result of growing awareness of IVIG therapy and favorable government reimbursement policies. Developing this market requires significant efforts from IVIG manufacturers to educate physicians, the public and the health authorities on the benefits of IVIG therapy for a number of medical conditions. As a leading player with own marketing and promotion team in China’s IVIG products market, we are uniquely positioned to benefit from the anticipated increase in demand from the popularization of IVIG therapy.

Leading producer of dura mater products in China with strong growth potential

TianXinFu is a medical device company primarily engaged in the manufacturing and sale of regenerative medical biomaterial products. Its core product, artificial dura mater, accounting for 91.9% of its sales in 2019, is widely used in neurosurgeries. Based on our industry knowledge, TianXinFu is the largest dura mater manufacturer in China.

In addition, TianXinFu also has several products in its pipeline to help ensure future sustainable growth, including one product in the registration stage which are expected to receive the manufacturing approval in early 2020, and several others under clinical trial or are preparing for clinical trial. As these products launch in the future, TianXinFu will further improve its position in the tissue repair market.

Flexible and effective sales and distribution model aimed to maximize penetration

We have a flexible sales model for plasma products that focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. Under this sales model, our products reach 30 provinces, municipalities and autonomous regions in China. For medical device products, TianXinFu also has an extensive sales and marketing network covering over 2,000 Chinese hospitals in approximately 30 provinces in China. With the integration of TianXinFu, we benefit from TianXinFu’s extensive nationwide sales networks and professional marketing expertise to further improve the distribution of our plasma products.

In 2019, half of our plasma product sales were generated from direct sales, and our direct sales network covered approximately 709 hospitals and inoculation centers. Our sales and marketing team, consisting of 262 employees as of December 31, 2019, is responsible for the sales and marketing efforts to our end customers and provide product educational programs and other sales support directly to doctors and nurses. These efforts are designed to ensure effective and seamless communications with our end customers, particularly with respect to clinical education, which provides us with first-hand intelligence on the latest industry trends and market demands and enables us to provide better after-sale services and support. For example, our sales and marketing team actively promotes new IVIG indications that are widely accepted in more developed countries but less known among Chinese physicians.

Our direct sales network is complemented by sales through distributors, which accounted for another half of our plasma product sales in 2019. We select our distributors through a rigorous process, which focuses on market leadership in the covered region, the degree of control we have over to which hospitals our products are sold (i.e., larger and higher tiered hospitals are preferred), and the level of access we have to our customers (i.e., greater access enables us to better track the sales of our products).

We believe that our flexible sales model of focusing on direct sales is cost-effective and has helped us to achieve strong financial performance. Our selling expenses as a percentage of sales were 15.9%, 20.5% and 9.4% in 2019, 2018 and 2017, respectively; and our operating margin was 32.5%, 31.3% and 36.7% during these periods, respectively.

Experienced and committed management team

We have an experienced, dedicated and visionary management team with an in-depth understanding of the pharmaceutical industry in China. Our Chairman and Chief Executive Officer, Mr. Joseph Chow, has over 20 years of experience in corporate finance, financial advisory and management, has held senior executive and managerial positions in various public and private companies, and is instrumental in the development and implementation of our business strategy. Our Chief Financial Officer, Mr. Ming Yang, has more than 20 years of financial management and accounting experience. Mr. Guangli Pang and Mr. Gang Yang, the general manager of Shandong Taibang and Guizhou Taibang, respectively, have more than 30 and 20 years of experience in the plasma products industry in China, respectively. TianXinFu’s management team also has many years of experience in their industry. With our reformed senior management team that was put in place in 2019, we have been committed to improving corporate governance and enhancing shareholder value. We believe our management team, with their extensive industry background and strong management talent, provides a strong foundation for the execution of our growth strategy and achievement of our goals.

Our Business Strategy

Our mission is to build a world-class biopharmaceutical and biotechnology company, with a leading position in key therapeutic areas. To achieve this objective, we have implemented a business strategy with the following key components:

Securing the supply of plasma

To secure the supply of plasma, we plan to build new plasma collection stations in regions not covered by our existing collection network as well as to expand collection territories of existing plasma collection stations. We currently have a total of 19 plasma collection stations in operation, of which twelve are in Shandong Province, two in Guangxi Province, two in Guizhou Province, two in Hebei Province and one in Hainan Province. In July 2019, we received the operating permit for and commenced operations at our new plasma collection station in Wenchang City of Hainan Province. In January 2020, we received the operating permit for our new plasma collection station in Linqu County in Shandong Province, which commenced operations in early March 2020. In November 2019 and January 2020, we received the regulatory approval to build a new plasma collection station in Youyang County of Chongqing City and Liangshan County of Shandong Province, respectively. Meanwhile, we are carrying out various promotional activities to stabilize and expand our donor base for our existing plasma collection stations.

Further strengthening of research and development capability

We believe that, unlike other more developed countries such as the United States, China’s plasma products are at an early stage of development. There are many other plasma products that are being used in the United States, which are not currently manufactured or used widely in China. We intend to strengthen our research and development capabilities through in-house development and partnership with leading international players to expand our product line to include plasma products that have higher margins and are technologically more advanced. We also intend to continue to improve the yield for our products. As a result of our research and development efforts, we currently have six new plasma products under development, with one of them in registration stage and expected to be commercially launched in the first half of 2020. TianXinFu also has several products in its pipeline to help ensure the sustainable growth in the future. For further details of our pipeline products, see “Item 4.B. Information on the Company—Business Overview—Business—Our Research and Development Efforts” below. We believe that our increased focus on research and development will give us a competitive advantage in China over our competitors.

Market development and network expansion

We intend to further strengthen our terminal promotion capabilities and boost demand for our products through medical education targeted at end users. In particular, we plan to make promotional efforts by educating doctors and patients in our hospital partners, with a focus on IVIG and new products such as PCC and Fibrinogen, of which we continue to see a significant gap in usage between China and Western countries. In parallel, we will select new high-potential hospitals and get our products listed in those hospitals effectively. We also plan to identify and establish strong partnerships with reliable distributors to supplement our direct sales efforts and support market access. In addition, we are exploring partnerships with various retail pharmacy chains which we consider as an alternative channel to hospital sales.

Organic growth complemented by acquisition of competitors and/or other new biopharmaceutical and medical device products

We have expanded organically by securing sufficient plasma supply and strengthening in-house development efforts. In addition to organic growth, acquisition is an important part of our expansion strategy. Although there are approximately 30 approved plasma-based biopharmaceutical manufacturers in the market, we believe that there are approximately 26 manufacturers currently in operation in China, only about half of which are competitive. We estimate that the top five manufacturers in China accounted for approximately 72% market share (excluding imports) in terms of sales revenue in 2019. We believe that the regulatory authorities are considering further industry reform and those smaller, less competitive manufacturers will face possible revocation of their manufacturing permits by the regulators due to the compliance cost, making them potential targets for acquisition. If we are presented with appropriate opportunities, we may acquire additional companies in the plasma sectors.

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

Our Products

Our principal plasma products are our approved human albumin and IVIG products. Human albumin is principally used to treat critically ill patients by replacing lost fluid and maintaining adequate blood volume and pressure. IVIG products are primarily used to enhance specific immunity, a defense mechanism by which the human body generates certain immunoglobulin, or antibodies, against invasion by potentially dangerous substances. In a situation where the human body cannot effectively react to these foreign substances, injection of IVIG products may provide sufficient antibodies to neutralize such substances. We also have one chemical drug, placenta polypeptide. In addition, TianXinFu primarily engages in manufacturing and sale of regenerative medical biomaterial products. All of the plasma products and the main category of other products that we are currently approved to produce are listed in the table below. All of our approved plasma products and the placenta polypeptide products are prescription medicines administered in the form of injections.

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

Raw Materials

Plasma from in-house collection

Plasma is the principal raw material for our biopharmaceutical products. We currently operate 16 plasma collection stations through Shandong Taibang (including two former branch collection facilities re-categorized as collection stations by relevant authorities in 2019) and three plasma collection stations through Guizhou Taibang. We plan to build new plasma collection stations throughout China as well as to expand collection territories of existing plasma collection stations. In July 2019, we received the operating permit for and commenced operations at our new plasma collection station in Wenchang City of Hainan Province. In January 2020, we received the operating permit for our new plasma collection station in Linqu County in Shandong Province, which commenced operations in early March 2020. In November 2019 and January 2020, we received the regulatory approval to build a new plasma collection station in Youyang County of Chongqing City and Liangshan County of Shandong Province, respectively. We believe that our plasma collection stations give us a stable source of plasma supply and control over product quality. Also, we believe that we have enjoyed benefits of economies of scale, including sharing certain administration and management expenses across our several plasma collection stations.

Plasma sourced from Xinjiang Deyuan

In addition to our in-house collection, we also outsource plasma from Xinjiang Deyuan pursuant to a cooperation agreement entered into with Xinjiang Deyuan and its controlling shareholder in August 2015 and supplemented by a supplementary agreement entered into in August 2018. Under these agreements, Xinjiang Deyuan had sold us more than 500 tonnes of source plasma in batches from August 2015 to August 2018 and agreed to sell to us no less than 500 tonnes of source plasma over a three year period from August 2018 to August 2021. As of December 31, 2019, an aggregate of 802 tonnes of plasma had been delivered to us under these agreements. Since November 2019, however, Xinjiang Deyuan has significantly reduced the plasma volume delivered to us due to its operating cash shortfall and its disagreement with us regarding payment arrangements for the plasma. We are currently in negotiation with Xinjiang Deyuan and endeavoring to resolve the disagreement. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If our supply of quality plasma is interrupted, our results of operations and profitability will be adversely affected. In addition, if we experience any shortage of raw materials in the future, we may be unable to proceed with our long-term business plan and we may be forced to curtail or cease our operations or further business expansion."

Other raw materials and packaging materials

Other raw materials used in the production of our biopharmaceutical products include reagents and consumables such as filters and alcohol. The principal packaging materials we use include glass bottles for our injection products as well as external packaging and printed instructions for our biopharmaceutical products. TianXinFu uses extracted collagen as the main raw material to produce the regenerative medical biomaterial products. We acquire our raw materials and packaging materials from our approved suppliers in China and overseas. We select our suppliers based on quality, consistency, price and delivery of the raw materials which they supply.

Our five largest suppliers for other raw materials and packaging materials in the aggregate accounted for approximately 32.7%, 34.2% and 32.8% of our total procurement for the years ended December 31, 2019, 2018 and 2017, respectively. We have not experienced any shortage of supply or significant quality issue with respect to any raw materials and packaging materials.

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

Sales, Marketing and Distribution

Because all of our biopharmaceutical products are prescription drugs and the medical device products are used in surgeries, we can only sell to hospitals and inoculation centers directly or through approved distributors. For 2019, 2018 and 2017, direct sales to hospitals and inoculation centers represented approximately 49.0%, 50.6% and 60.7%, respectively, of our total plasma products sales and the other biopharmaceutical and medical device products are mostly sold through distributors. Our five largest customers, which are all plasma products customers, in the aggregate accounted for approximately 10.9%, 12.4% and 16.8% of our total sales for 2019, 2018 and 2017, respectively. Our largest customer accounted for approximately 3.9%, 5.8% and 5.8% of our total sales for 2019, 2018 and 2017, respectively.

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

Our largest geographic market of biopharmaceutical products is Shandong Province, representing approximately 21.8%, 18.6% and 23.8% of our total sales for 2019, 2018 and 2017, respectively. Jiangsu Province is our second largest geographic market of biopharmaceutical products, representing 9.8%, 11.0% and 10.0% of our total sales for 2019, 2018 and 2017, respectively. In addition to Shandong Province and Jiangsu Province, we also have sales presence in 28 other provinces, municipalities and autonomous regions.

As of December 31, 2019, our marketing and after-sales services department consisted of 262 employees, including 72 employees of TianXinFu.

We believe that due to the nature of our products, our competitiveness centers on product safety, steady supply, brand recognition, timely availability and pricing. As all of our biopharmaceutical products are prescription medicines and the medical device products are used in surgeries, we are not allowed to advertise our products in the mass media. For 2019, 2018 and 2017, total sales and marketing expenses amounted to approximately $80.3 million, $95.6 million and $34.8 million, respectively, representing approximately 15.9%, 20.5% and 9.4%, respectively, of our total sales.

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

We employ a market driven approach to initiate research and development projects, including both product and production technique development. We believe that the key to our industry’s developments is the safety of products and maximizing the yield per unit volume of plasma. Our research and development efforts for plasma products are focused on the following areas:

●	broaden the breadth and depth of our portfolio of plasma products;
●	enhance the yield per unit volume of plasma through new fractionation techniques;
●	maximize manufacturing efficiency and safety;
●	promote product safety through implementation of new technologies; and
●	refine production technology for existing products.

All the products we currently manufacture have been developed in-house. The following table outlines our research and development work for biopharmaceutical products in progress:

Products Currently in Development	Treatment/Use	Status of Product Development	Stage*
Immune Globulin Intravenous (Human), Caprylate/Chromatography Purified and 20 nm virus filtration	Treatment for original immunoglobulin deficiency; secondary immunoglobulin deficiency and auto-immune deficiency diseases.	Obtained approval for clinical trial by the NMPA. Commenced clinical trial program.	3

Human Antithrombin III (concentration)	Treatment for (1) hereditary antithrombin III deficiency in connection with surgical or obstetrical procedures and (2) thromboembolism.	Obtained approval for clinical trial by the NMPA. Commenced clinical trial program.	3

Human coagulation factor IX	Prevention and control of bleeding in patients who suffer from hemophilia B.	Completed the clinical trial and submitted documentation for the registration purpose.	4

Human Cytomegalovirus Immunoglobulin	Prophylaxis and treatment of CMV infection, especially for the prevention of active virus replication for patients in immunosuppression, such as organ transplantation patients.	Obtained approval for clinical trial by the NMPA. Commenced clinical trial program.	3

Human Fibrin Sealant	Adjunct to hemostasis on patients undergoing surgery in case that traditional surgical techniques (such as suture, ligature or cautery) are ineffective or impractical.	Obtained approval for clinical trial by the NMPA. In the process of designing clinical trial program.	3

Human von Willebrand Factor	Treatment of bleeding episodes including surgical bleeding in patients with von Willebrand disease	Obtained approval for clinical trial by the NMPA.	3

*    These stages refer to the stages in the regulatory approval process for our biopharmaceutical products described in “— Regulation.”

TianXinFu also has its own research and development department. Among TianXinFu’s pipeline products, the clinical trial of the second generation artificial dura mater has been completed and TianXinFu has submitted documentation for the registration purpose. The clinical trial of absorbable oral repair membrane for oral and maxillofacial surgery is approaching the completion of the supplementary clinical trial as required by the regulator after the previous submission of documentation for the registration purpose. The clinical trials of two products, (1) bio-artificial membrane for repairing maxillofacial bone defect and (2) bio-artificial intraocular pressure maintenance membrane for ophthalmic surgery, have commenced.

For 2019, 2018 and 2017, total research and development expenses amounted to approximately $11.7 million, $9.5 million and $6.5 million, respectively, representing approximately 2.3%, 2.0% and 1.7%, respectively, of our total sales.

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

There are approximately 30 approved manufacturers of plasma products in China of which approximately 26 are currently in operation. Many of these manufacturers are essentially producing the same type of products that we produce, including human albumin and various types of immunoglobulin. We believe, however, that it is difficult for new manufacturers to enter into the industry due to current regulatory barrier. We believe that our major competitors in China include CNBG, Hualan, Shanghai RAAS Blood Products Co., Ltd., Sichuan Yuanda Shuyang Pharmaceutical Co., Ltd., and Boya Bio-Pharmaceutical Group Co., Ltd.

In addition, we also face competition from imported products where allowed. Since 2009, China has experienced a substantial increase in volume of imported human albumin. If the import of human albumin continues to increase, we may face more fierce competition in the domestic human albumin market.

Based on our industry knowledge, we are among the top five plasma products manufacturer in China in terms of 2019 sales revenue. To solidify our market position, we have expanded our plasma product portfolio to nine categories, including three coagulation factor products, namely factor VIII, human prothrombin complex concentrate, or PCC, and human fibrinogen. For factor VIII, we obtained the manufacturing approval certificate and the GMP certification for production facility from the NMPA in 2012. For PCC, we obtained the manufacturing approval certificate in July 2013 and the GMP certification for the production facility in March 2014. For human fibrinogen, we obtained the manufacturing approval certificate and the GMP certification for the production facility in October 2017. We believe that we are one of the only four plasma products manufacturers in China with the product portfolio comprising at least nine categories of plasma products.

We will continue to meet challenges and secure our market position by enhancing our existing products, introducing new products to meet customer demand, delivering quality products to our customers in a timely manner and maintaining our established industry reputation.

Our Intellectual Property

We held 105 issued patents and 48 pending patent applications in China for certain manufacturing processes and packing designs as of December 31, 2019. We also had 36 registered trademarks in China as of December 31, 2019.

In addition, we had registered four domain names as of December 31, 2019, namely, www.chinabiologic.com, www.ctbb.com.cn, www.taibanggz.com.cn and www.txfmedical.com.

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

Plasma collection

Plasma collection stations are commonly used to collect plasma in China and substantially all plasma donations for commercialized plasma products are made at plasma collection stations. Plasma donation means that donors give only plasma but not the other blood components such as platelets, red cells and infection-fighting white cells. In China, current regulations only allow an individual donor to donate plasma in at least 14-day intervals, with a maximum quantity of 580ml (or about 600 gram) per donation.

The following are the general regulatory requirements to establish a plasma collection station in China:

●	meet the overall plan in terms of the total number, distribution, and operational scale of plasma collection stations;
●	have the required professional health care technicians to operate a station;
●	have the facility and a hygienic environment to operate a station;
●	have an identification system to identify donors;
●	have the equipment to operate a station;
●	have the equipment and quality control technicians to ensure the quality of the plasma collected; and
●	conform to the provisions with regard to the national bio-safety administration.

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

Set out below are some of the safety features at China’s plasma collection stations:

●	Plasma collection stations can only source plasma from donors that are the local residents within the assigned districts approved by the provincial health authorities.
●	Plasma collection stations must perform a health check on the donor. Once the donor passes the health check, a “donor permit” is issued to the donor. The standards of the health check are established by the health authorities at the PRC State Council level.
●	The designing and printing of the “donor permit” is administrated by the provincial health authorities, autonomous region or municipality government, as the case maybe. The “donor permit” cannot be altered, copied or assigned.
●	Before donors can donate plasma, the station must verify their identities and the validity of their “donor permits”. The donors must pass the verification procedures before they are given a health check and blood test. For those donors who have passed the verification, health check and blood test and whose plasma were donated according to prescribed procedures, the station will set up a record.
●	Collected plasma which passes quality testing cannot be used to produce plasma products until its donor donates again after a 90-day quarantine period and the subsequently donated plasma passes quality testing as well.
●	All plasma collection stations are subject to the regulations on the prevention of communicable diseases. They must strictly adhere to the sanitary requirements and reporting procedures in the event of an epidemic situation.

The operation of plasma collection stations is subject to stringent regulations by the PRC government. We estimate that there were approximately 261 plasma collection stations in operation in China as of December 31, 2019.

Importation of plasma products

According to current PRC regulations, all the plasma products shall be subject to certain examination and approval before being imported into China. As far as we know, currently only human albumin and certain recombinant factor products are allowed to be imported into China and such products are subject to specific examinations and approval.

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

The table below illustrates the PRC approval process for the development and registration of new medicines:

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

We have obtained the Pharmaceutical Manufacturing Permit for the pharmaceutical products of Shandong Taibang in January 1, 2016, which will expire on December 31, 2020; the Pharmaceutical Manufacturing Permit for the pharmaceutical products of Guizhou Taibang in January 1, 2016, which will expire on December 31, 2020; and the Pharmaceutical Manufacturing Permit for the pharmaceutical products of Huitian in February 19, 2016, which will expire on December 31, 2020.

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

Under the former Pharmaceutical Administration Law of the PRC (Revised in 2015) issued on April 24, 2015, all of our pharmaceutical production facilities were required to obtain GMP certificates for their pharmaceutical production activities. Shandong Taibang obtained the GMP certificate for its new plasma production facility in February 2018. In January 2019, Guizhou Taibang obtained the renewed GMP certificates for both of its plasma production facility and its placenta polypeptide production facility. Huitian obtained the GMP certificate from the NMPA for its plasma production facility in February 2016.

In August 2019, the Pharmaceutical Administration Law of the PRC was amended, which became effective on December 1, 2019. According to such amendment and the relevant notices issued by the NMPA, the manufacturers of pharmaceutical products must continue to comply with the GMP standards; however, no GMP certifications will be issued after December 1, 2019. Instead, the manufacturers' compliance with the GMP standards will be examined through spot checks conducted by the relevant authorities. It is expected that the GMP standards will be included in the application procedures of the Pharmaceutical Manufacturing Permits, and manufacturers that fail to meet the GMP standards will lose the Pharmaceutical Manufacturing Permits.

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

TianXinFu is required to obtain the MDMEL for its production activities and it obtained the renewal of the MDMEL from Beijing Food and Drug Administration in April 2019. The scope of production activities covered by such MDMEL includes Class III medical device (2002 Classified Catalogues): III-6846-1, III-6846-2, III-6864-1; Class II medical device (2002 Classified Catalogues): II-6810; and Class II medical device (2017 Classified Catalogues): II-03-10.

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

TianXinFu obtained the renewed Permit for Medical Device Operation for engaging in the operations of certain Class III medical devices on March 4, 2020, and TianXinFu completed statutory filing procedures with Beijing Food and Drug Administration for business operations of certain Class II medical devices on March 25, 2019.

Pricing

Prior to June 1, 2015, retail prices of certain pharmaceutical products were subject to various price-related regulations. According to the “Regulations on Controlling Blood Products” promulgated by the PRC State Council in 1996, regional offices of the Pricing Bureau and the NHC had the authority to regulate retail prices for controlled plasma products. Effective on June 1, 2015, the NDRC removed the retail price ceilings for all drug products (except for anesthetics and category I antipsychotics) in China. After the pricing ceiling for plasma products was removed, the pricing of our products is mainly subject to the provincial tendering mechanism. In addition, retail prices of our plasma products fully or partially covered under the national insurance system are also affected by the reimbursement ceilings set out in the NRDL. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—We do not have discretion to increase the prices of certain of our products, which are subject to the regional government tendering mechanism and/or reimbursement ceilings.”

Two-invoice System

As required by the 2016 List of Major Tasks in Furtherance of the Healthcare and Pharmaceutical Reforms issued by the General Office of the State Council on April 21, 2016, the “two-invoice System” has been fully implemented in the PRC for pharmaceutical products. According to the Circular on Issuing the Implementing Opinions on Carrying out the Two-invoice System for Drug Procurement among Public Medical Institutions (for Trial Implementation), or Circular 4, which was effective from December 26, 2016, the two-invoice system means one invoice between the pharmaceutical manufacturer and the pharmaceutical distributor, and one invoice between the pharmaceutical distributor and the hospital, and thereby only allows a single level of distributor for the sale of pharmaceutical products from the pharmaceutical manufacturer to the hospital. Since early 2018, the two-invoice system has begun to be implemented in high-price medical consumable sectors. According to the Reform Plan for Regulating High-price Medical Consumables issued by the General Office of the State Council of the PRC on July 19, 2019, local authorities are encouraged to reduce the layers of distribution channels for high-price medical consumables through the two-invoice system and other measures to promote the transparency of purchases and sales of medical consumables.

Foreign Investment

The National People's Congress promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, on March 15, 2019, which came into effect on January 1, 2020, and the State Council promulgated the Implementing Rules to the Foreign Investment Law, or the Implementing Rules, on December 26, 2019, which came into effect on January 1, 2020. The Foreign Investment Law and the Implementing Rules replaced previous laws and regulations governing foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementing Rules were formulated to regulate and promote foreign investment, protect the legitimate rights and interests of foreign investors, rationalize PRC's regulation of foreign investments in line with the international practice and unify the corporate legal requirements for both foreign and domestic investments.

The Foreign Investment Law and the Implementing Rules provide that systems of pre-entry national treatment and negative list shall be applied for the administration of foreign investments. The “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is not less favorable than that given to domestic investors and their investments. The “negative list” is a list issued or approved by the State Council from time to time, which classifies foreign investments into three categories: foreign investors are prohibited from investing in the prohibited fields listed in the negative list, are subject to certain restrictions or requirements when investing in the restricted fields listed in the negative list, and are treated equally with the domestic investors when investing in the fields and industries not listed in the negative list. On June 30, 2019, the National Development and Reform Commission and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), which came into effect on July 30, 2019. None of our business falls under the current version of the negative list. The Foreign Investment Law and the Implementing Rules also provide that the organization form, organizational structure and standard of conduct of a foreign-invested enterprise, or FIE, shall be subject to the provisions of the Company Law of the PRC and other applicable laws, and a foreign-invested enterprise may retain its original organization form for five years following the effective date of the Foreign Investment Law.

Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China passed the Enterprise Income Tax Law, or the EIT Law, as most recently amended on December 29, 2018, and on November 28, 2007, the PRC State Council passed its implementation rules, which became effective on January 1, 2008, as most recently amended on April 23, 2019. The EIT Law and its implementation rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15.0% with the approval of relevant tax authorities.

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

If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Shandong Taibang was recognized by Shandong provincial government as a high and new technology enterprise in 2008 and the latest renewal of its qualification was obtained in December 2017, which entitled it to continue to enjoy a preferential income tax rate of 15.0% for a three-year period from 2017 to 2019. Guizhou Taibang was recognized by Guizhou provincial government as a high and new technology enterprise and the latest renewal of its qualification was obtained in November 2017, which entitled it to continue to enjoy a preferential income tax rate of 15.0% for a three-year period from 2017 to 2019. TianXinFu was recognized by Beijing provincial government as a high and new technology enterprise in 2009 and the latest renewal of its qualification was obtained in September 2018, which entitled TianXinFu to enjoy a preferential income tax rate of 15.0% until the end of 2020. Huitian was recognized by Shaanxi provincial government as a high and new technology enterprise in 2009 and the latest renewal of its qualification was obtained in October 2017, which entitled Huitian to enjoy a preferential income tax rate of 15.0% from 2017 to 2019. Each of Shandong Taibang, Guizhou Taibang and Huitian is in the process of applying for a renewal of its respective qualification for an additional three years, and TianXinFu will apply for a renewal of its qualification upon the expiration of its existing qualification.

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

Foreign currency exchange

The principal regulation on foreign currency exchange in the PRC is the Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by the State Council on January 29, 1996, and as most recently amended on August 5, 2008. Under these regulations, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with SAFE or its local counterparts (as the case may be) is obtained.

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

The Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises came into effect on June 1, 2015, as most recently amended on December 30, 2019, and was specified by the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement promulgated on June 9, 2016, which deepened the reform of the foreign exchange administration system and helped meet the needs of FIEs for business and fund operations. This notice allows FIEs to settle their foreign exchange capitals on a discretionary basis. Moreover, the Provisions on Foreign Exchange Administration Over Direct Investment Made by Foreign Investors in the PRC were promulgated by the SAFE on May 10, 2013 and most recently amended on December 30, 2019 in order to promote and facilitate foreign investors to make direct investment in the PRC, which allow a FIE that needs to remit funds abroad to purchase and remit foreign exchange with the relevant bank due to capital reduction, liquidation, advance recovery of investment, profit distribution, etc. after due registration.

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

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, effective on October 23, 2019. SAFE Circular 28 provides that non-investment foreign-invested enterprises are allowed to use their capital funds to make equity investments in China, provided that such investments do not violate the then effective Special Administrative Measures for Access of Foreign Investment (Negative List) and the domestic projects are genuine and in compliance with applicable laws. Since SAFE Circular 28 was recently promulgated, its interpretation and implementation in practice are still subject to substantial uncertainty.

Dividend distributions

Under applicable PRC regulations, a company in China (including FIE) may pay dividends only out of its accumulated profits, if any, after setting off any losses from prior fiscal years and as determined in accordance with PRC accounting standards and regulations. In addition, a PRC company (including FIE) is not permitted to distribute any profits until certain amount of after-tax profits is set aside to the statutory reserve and the discretionary reserve (if any). The statutory reserve required of a PRC company (including FIE) is an amount of at least 10% of its after-tax profits based on PRC accounting standards each year until the accumulative amount of such reserve reaches 50% of its registered capital. The discretionary reserve is a portion of after-tax profits of a PRC company (including FIE) that its shareholder(s) may approve to set aside, which may not be distributed to equity owners except in the event of liquidation.

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

Our Employees

As of December 31, 2019, 2018 and 2017, we employed 2,269, 2,187 and 1,912 full-time employees, respectively, of which 23, 27 and 41, respectively, were seconded to us by Shandong Institute of Biological Products, or the Shandong Institute. As of December 31, 2019, we had 51 employees in our headquarter in Beijing, 685 employees in the production facility in Shandong Province, 408 employees in the production facility in Guizhou Province, 171 employees in the production facility in Beijing, and 954 employees in total in our plasma collection stations in Shandong, Guizhou, Hebei, Guangxi and Hainan.

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
20%
80%
Tianxinfu (Beijing) Medical Appliance Co., Ltd. (2)
100%
Guiyang Dalin Biologic Technologies Co., Ltd.
100%
Taibang (Beijing) Pharmaceutical Research Institute Co., Ltd.
82.76%
100%
35.0%
Shandong Taibang Biological Products Co., Ltd.
Guizhou Taibang Biological Products Co., Ltd.
Xi'an Huitian Blood Products Co., Ltd. (1)
100%
100%
100%
Sixteen operating plasma collection companies
Three operating plasma collection companies and four non-operating plasma collection companies
Three operating plasma collection companies

(1)	Pursuant to an investment entrustment agreement dated September 12, 2008, Shandong Taibang holds the 35.0% equity interest in Huitian as a nominee for the benefit of Taibang Biological. For further details on the investment entrustment agreement, see our Current Report on Form 8-K filed with the SEC on October 16, 2008.
(2)	On January 1, 2018, we acquired 100% equity interest in Health Forward Holding Limited, a holding company organized under the laws of Hong Kong, which in turn holds 80% equity interest in TianXinFu. On August 1, 2019, we acquired the remaining 20% equity interest in TianXinFu through our wholly-owned subsidiary Taibang Biotech (Shandong) Co., Ltd.

D.    Property, Plants and Equipment

Our corporate offices, which occupy approximately 2,769 square meters, are leased and located at 17th and 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, the People’s Republic of China. The information of other material properties is listed as below.

		Approximate
		Size (square
Business	Location	meters)	Owned/Leased
Manufacturing Facilities	Taishan District, Tai’an City, Shandong Province, China	15,489	Owned
	Gaoxin District, Tai’an City, Shandong Province, China	91,335	Owned
	Huaxi District, Guiyang City, Guizhou Province, China	13,282	Owned
	Changping District, Beijing City, China	6,385	Owned

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

A. Operating Results

Overview

We are principally engaged in the research, development, manufacturing and sale of plasma products in China. We also develop, manufacture and market certain other biopharmaceutical products and regenerative medical biomaterial products.

We have a strong biopharmaceutical product portfolio with over 20 different dosage forms of plasma products across nine categories and other biopharmaceutical products. Our principal biopharmaceutical products are human albumin and IVIG. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 37.3%, 32.0% and 35.8% of our total sales for 2019, 2018 and 2017, respectively. Sales of IVIG products represented approximately 23.2%, 24.3% and 31.7% of our total sales for 2019, 2018 and 2017, respectively. All of our biopharmaceutical products are prescription medicines administered in the form of injections.

Our regenerative medical biomaterial products mainly include bio-artificial dura mater and spinal dura mater products which are applied in brain and spinal surgeries.

Our sales model focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. In 2019, we generated sales of $503.7 million, an increase of 7.9% from 2018, and recorded net income attributable to our Company of $138.8 million, an increase of 8.4% from 2018.

Financial Performance Highlights

The following are some financial highlights for 2019:

●	Sales: Sales increased by $36.8 million, or 7.9%, to $503.7 million in 2019 from $466.9 million for 2018.
●	Gross Profit: Gross profit increased by $9.0 million, or 2.8%, to $329.1 million in 2019 from $320.1 million for 2018. As a percentage of sales, gross profit decreased from 68.6% in 2018 to 65.3% in 2019.
●	Income from operations: Income from operations increased by $17.4 million, or 11.9%, to $163.6 million in 2019 from $146.2 million for 2018. Operating margin increased to 32.5% in 2019 from 31.3% in 2018.
●	Net income attributable to our Company: Net income attributable to our Company, factoring in $7.5 million income tax reversal in 2018 related to the U.S. tax reform, increased by $10.7 million, or 8.4%, to $138.8 million in 2019 from $128.1 million for 2018.
●	Diluted earnings per share: Diluted earnings per share was $3.53 for 2019, the same as in 2018.

Principal Factors Affecting Our Financial Performance

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw material supply and prices

The primary raw material used in the production of our albumin, immunoglobulin and coagulation factor products is human plasma. The collection of human plasma in China is generally influenced by a number of factors such as government regulations, geographical locations of plasma collection stations, sanitary conditions of plasma collection stations, living standards of the donors, and cultural and religious beliefs. If we experience any shortage of plasma supply, we may not be able to fully utilize our production capacity. We currently operate 16 plasma collection stations through Shandong Taibang and three plasma collection stations through Guizhou Taibang. These plasma collection stations provide us with a stable source of plasma supply.

Biological collagen is the primary raw material for our biomaterial products. The supply and market prices of biological collagen may be adversely affected by intense competition and availability and conditions of supply.

Prices of and demand for our products

The demand for our products is largely affected by the general economic conditions in China because the prices of our products are still not affordable to many patients. A significant improvement in the economic environment in China will likely improve consumer income which in turn could make our products more affordable and consequently increase the demand for our products. We have been able to expand our product range and consumer base by introducing new products required by customers. We believe that our technical expertise is important in introducing products that are in demand.

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

Competition

We face intense competition from local and foreign entities that manufacture and sell products that compete with ours in the PRC. These competitors may have more capital, better research and development resources, more expanded manufacturing and marketing capabilities and more experience than we do. In our industry, we compete based upon product quality, production cost, ability to produce a diverse range of products and logistical capabilities.

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

Taxation

China Biologic is subject to United States tax as if it was a U.S. corporation. The U.S. federal income corporate tax rate is 21%.

Taibang Biological is incorporated in the BVI, and not subject to taxation.

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

According to the PRC government policy, new or high technology companies may enjoy a preferential income tax rate of 15.0%, instead of 25.0% under the EIT Law. In December 2017, Shandong Taibang renewed its high and new technology enterprise qualification, which entitled it to enjoy a preferential income tax rate of 15.0% for a period of three years from 2017 to 2019. TianXinFu was recognized by Beijing provincial government as a high and new technology enterprise since 2009 and renewed the certificate in September 2018, as a result of which TianXinFu is entitled to enjoy a preferential income tax rate of 15.0% for a period of three years from 2018 to 2020. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implementation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and SAT dated July 27, 2011, Guizhou Taibang, being a qualified enterprise located in the western region of China, enjoys a preferential income tax rate of 15.0% effective from January 1, 2011 to December 31, 2020. All of our other PRC subsidiaries are subject to the statutory income tax rate of 25.0%.

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

Business Combination

We accounts for our business combination using the acquisition method in accordance with ASC Topic 805 (“ASC 805”): Business Combinations. An acquirer is required to recognize the identifiable acquired assets, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. The excess of (i) the total purchase price and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. The allocation of the purchase consideration requires management to make estimates and assumptions, based in part on our judgments, in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. Our estimates and assumptions may include, but are not limited to, future cash flows of an acquired business, other assumptions and the appropriate discount rate. These estimates are inherently difficult, subjective and unpredictable, and if different estimates were used, the fair value allocation to the acquired intangible assets could be different. Therefore, our assessment of the estimated fair value of each of these assets can have a material effect on our consolidated financial statements.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of identifiable assets acquired and liabilities assumed. We conduct goodwill impairment testing at the reporting unit level at least annually or more frequently if events or changes in circumstances indicate that it is more likely than not (i.e. with a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying amount. Our goodwill impairment review involves the following steps:

Qualitative assessment – Evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors we consider include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance or event specific to that reporting unit. If or when we determine it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, we would move to the quantitative method.

Quantitative method – Compare the fair value for each reporting unit to its carrying value, including goodwill. Fair value is determined based on estimated discounted cash flows.

We performed qualitative assessments for the reporting unit in 2019 and 2018. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2019 and 2018. No impairment of goodwill was recognized for any of the years presented.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	For the Years Ended December 31,
	2019		2018		2017
		% of		% of		% of
		Total		Total		Total
	$	Sales	$	Sales	$	Sales
	(U.S. dollars in thousands, except percentage and per share data)
SALES	503,745	100.0	466,878	100.0	370,407	100.0
COST OF SALES	174,667	34.7	146,787	31.4	125,517	33.9
GROSS PROFIT	329,078	65.3	320,091	68.6	244,890	66.1
OPERATING EXPENSES
Selling expenses	80,319	15.9	95,576	20.5	34,844	9.4
General and administrative expenses	73,376	14.6	68,817	14.8	67,684	18.3
Research and development expenses	11,735	2.3	9,524	2.0	6,504	1.7
Total operating expenses	165,430	32.8	173,917	37.3	109,032	29.4
INCOME FROM OPERATIONS	163,648	32.5	146,174	31.3	135,858	36.7
OTHER INCOME (EXPENSES)
Equity in income of equity method investee	1,587	0.3	2,369	0.5	3,509	0.9
Interest income	21,323	4.2	13,707	3.0	7,624	2.1
Interest expense	(558)	(0.1)	(338)	(0.1)	(583)	(0.2)
Other income, net	5,494	1.1	4,093	0.9	—	—
Total other income, net	27,846	5.5	19,831	4.3	10,550	2.8
INCOME BEFORE INCOME TAX EXPENSE	191,494	38.0	166,005	35.6	146,408	39.5
INCOME TAX EXPENSE	28,099	5.6	18,036	3.9	64,172	17.3
NET INCOME	163,395	32.4	147,969	31.7	82,236	22.2
Less: Net income attributable to noncontrolling interest	24,587	4.8	19,911	4.3	14,293	3.9
NET INCOME ATTRIBUTABLE TO COMPANY	138,808	27.6	128,058	27.4	67,943	18.3
EARNINGS PER SHARE OF ORDINARY SHARES
BASIC	3.55		3.54		2.40
DILUTED	3.53		3.53		2.38

Comparison of years ended December 31, 2019 and 2018

Sales

Our total sales increased by 7.9%, or $36.8 million, to $503.7 million for 2019, as compared to $466.9 million for 2018. In RMB terms, our total sales increased by 12.3% for 2019 as compared to 2018.

Total sales for biopharmaceutical products increased by 8.4% in USD terms, or 12.9% in RMB terms, to $457.7 million in 2019 from $422.2 million in 2018, as a result of increases in the sales of most of the plasma products, including human albumin, IVIG, hyper-immunoglobulin and coagulation factor products, which was partly offset by decreases in the sales of placenta polypeptide products. For plasma products, total sales in 2019 increased by 21.7% in USD terms, or 26.7% in RMB terms, to $430.7 million from $354.0 million in 2018.

Total sales for biomaterial products in 2019 increased by 2.9% in USD terms, or 7.4% in RMB terms, to $46.0 million from $44.7 million in 2018, mainly due to increases in sales of artificial dura mater products.

The following table summarizes the breakdown of sales by product categories:

	For the Years Ended December 31,				Change
	2019		2018
	$	%	$	%	Amount	%
	(U.S. dollars in millions, except percentage)
Plasma products
Human albumin	187.8	37.3	149.4	32.0	38.4	25.7
Immunoglobulin products:
IVIG	117.1	23.2	113.5	24.3	3.6	3.2
Other immunoglobulin products	72.1	14.3	59.5	12.7	12.6	21.2
Others	53.7	10.7	31.6	6.8	22.1	69.9
Placenta polypeptide	27.0	5.4	68.2	14.6	(41.2)	(60.4)
Biopharmaceutical products	457.7	90.9	422.2	90.4	35.5	8.4
Artificial Dura Mater	42.3	8.4	40.6	8.7	1.7	4.2
Others	3.7	0.7	4.1	0.9	(0.4)	(9.8)
Biomaterial products	46.0	9.1	44.7	9.6	1.3	2.9
Totals	503.7	100.0	466.9	100.0	36.8	7.9

As a percentage of total sales, sales from human albumin products and IVIG products accounted for 37.3% and 23.2%, respectively, for 2019.

The average price for human albumin declined slightly by 0.7% in RMB terms in 2019 compared to 2018. The average prices for IVIG products decreased by 2.5% in RMB terms in 2019 compared to 2018 because of higher sales volume in the distributor channel and lower prices to certain distributors to enhance our sales volume in response to the intensified market competition. In USD terms, the average price for human albumin and IVIG products decreased by 4.4% and 6.7%, respectively, in 2019 compared to 2018.

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

The sales volume of our human albumin increased by 31.5% in 2019 as compared to 2018, with growth both in direct sales to hospitals and inoculation centers and in the distributor channels, primarily due to a temporary shortage of albumin supply in the market related to a lower import volume in the first quarter of 2019. The sales volume of IVIG products increased by 10.6% for 2019 compared to 2018, reflecting our efforts to enhance our sales and marketing capabilities.

The sales increase of other immunoglobulin products for 2019 as compared to 2018 was mainly attributable to the increase in sales volume of both human rabies immunoglobulin and human tetanus immunoglobulin products.

Revenue from other plasma products increased by 69.9% in USD terms, or 76.6% in RMB terms, in 2019 compared to 2018, with growth in revenue from all the three other plasma products, namely human coagulation factor VIII, human prothrombin complex concentrate and human fibrinogen products, reaching 10.7% of total sales of 2019 compared to 6.8% of total sales of 2018.

Revenue from placenta polypeptide products decreased by 60.4% for 2019 as compared to 2018, representing 5.4% of total sales of 2019 compared to 14.6% of total sales of 2018. The main reason for this decrease is that this product was included in the drug lists for monitoring and prescription control in many regions, which put a downward pressure on its sales volume.

Cost of sales & gross profit

	For the Years Ended December 31,		Change
	2019	2018	Amount	%
	(U.S. dollars in millions, except percentage)
Cost of sales	$174.6	$146.8	$27.8	18.9
as a percentage of total sales	34.7%	31.4%		3.3
Gross Profit	$329.1	$320.1	$9.0	2.8
Gross Margin	65.3%	68.6%		(3.3)

Our cost of sales was $174.6 million, or 34.7% of our sales, for 2019, as compared to $146.8 million, or 31.4% of our sales for 2018. Our gross profit was $329.1 million and $320.1 million for 2019 and 2018, respectively, representing gross margins of 65.3% and 68.6%, respectively.

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

The increase in cost of sales as a percentage of total sales was a combined result of a lower percentage of higher-margin placenta polypeptide products in total sales, decreased sales prices for the Company’s major plasma products and increased plasma collection costs.

Operating expenses

	For the Years Ended December 31,		Change
	2019	2018	Amount	%
	(U.S. dollars in millions, except percentage)
Operating expenses	$165.4	$173.9	$(8.5)	(4.9)
as a percentage of total sales	32.8%	37.3%		(4.5)

Our total operating expenses decreased by $8.5 million, or 4.9%, to $165.4 million for 2019 from $173.9 million for 2018. As a percentage of total sales, total expenses decreased to 32.8% for 2019 from 37.3% for 2018. This decrease mainly consisted of a decrease of $15.3 million in selling expenses, partially offset by the increases of $4.6 million in general and administrative expenses and $2.2 million in research and development expenses.

Selling expenses

	For the Years Ended December 31,		Change
	2019	2018	Amount	%
	(U.S. dollars in millions, except percentage)
Selling expenses	$80.3	$95.6	$(15.3)	(16.0)
as a percentage of total sales	15.9%	20.5%		(4.6)

For 2019, our selling expenses decreased by $15.3 million, or 16.0%, to $80.3 million from $95.6 million for 2018. The decrease is primarily due to the decrease in marketing and promotion expenses related to placenta polypeptide products, whose sales revenue decreased significantly in 2019. This decrease is partly offset by increased selling expenses for plasma products. As a percentage of total sales, selling expenses decreased to 15.9% in 2019 from 20.5% in 2018.

General and administrative expenses

	For the Years Ended December 31,		Change
	2019	2018	Amount	%
	(U.S. dollars in millions, except percentage)
General and administrative expenses	$73.4	$68.8	$4.6	6.7
as a percentage of total sales	14.6%	14.8%		(0.2)

For 2019, our general and administrative expenses increased by $4.6 million, or 6.7%, to $73.4 million from $68.8 million for 2018. The increase was mainly due to an increase of $3.5 million in share-based compensation expenses. As a percentage of total sales, general and administrative expenses decreased to 14.6% for 2019 from 14.8% for 2018.

Research and development expenses

	For the Years Ended December 31,		Change
	2019	2018	Amount	%
	(U.S. dollars in millions, except percentage)
Research and development expenses	$11.7	$9.5	$2.2	23.2
as a percentage of total sales	2.3%	2.0%		0.3

For 2019, our research and development expenses increased by $2.2 million, or 23.2%, to $11.7 million from $9.5 million for 2018. In 2019 and 2018, we received government grants totaling $1.2 million and $0.7 million, respectively, and recognized them as a reduction of research and development expenses. Excluding this impact, our research and development expenses increased by $2.7 million for 2019 from 2018. As a percentage of total sales, our research and development expenses increased to 2.3% for 2019 from 2.0% for 2018.

Equity in income of equity method investee

Our equity method investment represented our 35.0% equity interest in Huitian, our equity method investee. For 2019, our equity in income of equity method investee decreased by $0.8 million to $1.6 million from $2.4 million for 2018.

Income tax expense

	For the Years Ended December 31,		Change
	2019	2018	Amount	%
	(U.S. dollars in millions, except percentage)
Income tax expense	$28.1	$18.0	$10.1	56.1
Effective income tax rate	14.7%	10.9%		3.8

Our provision for income taxes increased by $10.1 million, or 56.1%, to $28.1 million for 2019 from $18.0 million for 2018. During the third quarter of 2018,  according to new regulations and rules issued by the U.S. Department of the Treasury in August 2018, we reversed U.S. corporate income tax of $7.5 million based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. tax reform. Our effective income tax rates were 14.7% and 10.9% for 2019 and 2018, respectively. Excluding the impact of repatriation tax, our provision for income taxes increased by $2.6 million, or 10.2%, from 2018 to 2019, and our effective income tax rate was 14.7% and 15.4% for 2019 and 2018, respectively.

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

The following table summarizes the breakdown of sales by product categories:

	For the Years Ended December 31,				Change
	2018		2017
	$	%	$	%	Amount	%
	(U.S. dollars in millions, except percentage)
Plasma products
Human albumin	149.4	32.0	132.5	35.8	16.9	12.8
Immunoglobulin products:
IVIG	113.5	24.3	117.5	31.7	(4.0)	(3.4)
Other immunoglobulin products	59.5	12.7	50.1	13.5	9.4	18.8
Others	31.6	6.8	21.1	5.7	10.5	49.8
Placenta polypeptide	68.2	14.6	49.2	13.3	19.0	38.5
Biopharmaceutical products	422.2	90.4	370.4	100.0	51.8	14.0
Artificial Dura Mater	40.6	8.7	—	—	40.6	—
Others	4.1	0.9	—	—	4.1	—
Biomaterial products	44.7	9.6	—	—	44.7	—
Totals	466.9	100.0	370.4	100.0	96.5	26.1

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

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, augmented by bank borrowings and equity contributions by our shareholders. As of December 31, 2019, we had $161.8 million in cash on hand and demand deposits, $497.7 million in time deposits, and $267.8 million in short term investments.

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

The following table sets forth a summary of our cash flows for the periods indicated:

Cash Flow

	For the Years Ended December 31,
	2019	2018	2017
	USD	USD	USD
Net cash provided by operating activities	229.3	103.9	102.2
Net cash used in investing activities	(180.1)	(558.9)	(60.9)
Net cash (used in) / provided by financing activities	(229.5)	571.3	(18.3)
Effect of foreign exchange rate change on cash and cash equivalents	3.2	3.3	12.5
Net (decrease) / increase in cash and cash equivalents	(177.1)	119.6	35.5
Cash and cash equivalents at beginning of the year	338.9	219.3	183.8
Cash and cash equivalents at end of the year	161.8	338.9	219.3

Operating activities

Cash inflows from operating activities totaled $229.3 million in 2019, $103.9 million in 2018, and $102.2 million in 2017. Cash inflows from operating activities increased by $125.4 million in 2019 as compared to 2018 and increased by $1.7 million in 2018 as compared to 2017. The increase in cash inflows from operating activities in 2019 as compared to 2018 was mainly caused by a decrease in accounts receivable and the slowdown of increase in inventories. The cash inflows from operating activities increased in 2018 due to a contribution from TianXinFu of $21.8 million, and decreased by $20.1 million in 2018 excluding TianXinFu as compared to 2017, mainly caused by the increase in accounts receivable and decrease in income tax payable.

Accounts receivable

Our accounts receivable decreased by $22.1 million in 2019, as compared to an increase of $53.9 million in 2018. Our average collection speed of accounts receivable accelerated in 2019 as compared to 2018. The accounts receivable turnover days for plasma products were 89 days, 95 days and 58 days, for 2019, 2018, and 2017, respectively. The decreased turnover days in 2019 reflected our success in shortening the credit terms of some of our distributors and our increased collection efforts to control credit exposure in 2019.

Inventories

The increases in inventory for 2019, 2018 and 2017 were $14.8 million, $42.6 million and $42.1 million, respectively. The slowdown of increase of inventories in 2019 compared to 2018 reflected a lower level of albumin inventory attributable to a higher-than-expected sales volume of albumin, which was partially offset by a higher IVIG inventory due to sluggish sales of IVIG in 2019.

Investing activities

Cash outflows from investing activities for 2019 was $180.1 million, as compared to $558.9 million and $60.9 million for 2018 and 2017, respectively. In 2019, we paid $24.4 million for the acquisition of property, plant and equipment and intangible assets, and we also purchased time deposit and short term investments in the amount of $2,606.5 million. This was partly offset by the maturity value of time deposits and short term investments of $2,446.2 million, and proceeds from sale of property, plant and equipment, land use right and intangible assets of $4.6 million.

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

Financing activities

Cash outflows from financing activities for 2019 totaled $229.5 million, as compared to cash inflows from financing activities of 571.3 million for 2018, and cash outflows from financing activities of $18.3 million for 2017.

Cash outflows from financing activities in 2019 mainly consisted of a payment of $118.9 million for the acquisition of the remaining 20% equity interest in TianXinFu, and a payment of $110.0 million to an investment bank for share repurchases under the previously approved share repurchase programs, which was partly offset by a refund of $9.0 million from the investment bank. In 2019, 1,196,228 shares were repurchased under the share repurchase programs at an aggregate amount of $111.0 million. Cash outflows from financing activities also included a dividend of $10.1 million paid by Shandong Taibang to its noncontrolling interest shareholders. And partly offsetting the cash outflows, in 2019 we received proceeds of $0.5 million from stock options exercised.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2019:

	Payments due by period
		Less than	One to	Three to	More than
Contractual Obligations	Total	one year	three years	five years	five years
	(U.S. dollars in millions)
Operating lease commitment	6.3	1.4	2.4	2.3	0.2
Purchase commitment	33.7	17.7	16.0	—	—
Capital commitment	11.0	9.9	1.1	—	—
Total	51.0	29.0	19.5	2.3	0.2

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

NAME	AGE	POSITION
Joseph Chow(1)	56	Chairman of the Board and Chief Executive Officer (the “CEO”)
David Hui Li(1)	51	Director
Sean Shao(1)	63	Director
Yungang Lu(1)	56	Director
Yue’e Zhang(1)	57	Director
Qi Ning(1)	56	Director
Ming Yang	48	Chief Financial Officer (the “CFO”)

(1)	Our classified board of directors consists of three classes of directors. Class I directors currently consist of Mr. Joseph Chow and Ms. Yue’e Zhang, with term expiring in 2022. Class II directors currently consist of Mr. Sean Shao, Mr. David Hui Li and Mr. Qi Ning, with term expiring in 2020. Class III directors currently consist of Dr. Yungang Lu, with term expiring in 2021.

Mr. Joseph Chow. Mr. Chow has been a member of our board of directors since November 3, 2014, the Chairman of our board of directors since February 3, 2019, our acting CEO between May 10, 2019 and August 5, 2019 and our CEO since August 5, 2019. Mr. Chow has over 20 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Prior to August 2019, Mr. Chow served as a managing director of Centurium Capital. Previously Mr. Chow was a managing director of Moelis and Company and a managing director at Goldman Sachs (Asia) LLP. Prior to that, he served as an independent financial consultant, as chief financial officer of Harbor Networks Limited, and as chief financial officer of China Netcom (Holdings) Company Limited. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow is currently an independent non-executive director for China ZhongDi Dairy Holdings Company Limited. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and a Master of Business Administration degree from the University of Maryland at College Park. Mr. Chow is a Class I director.

Mr. David Hui Li. Mr. Li has been a member of our board of directors since November 4, 2013 and served as our Chairman from July 2018 to February 2019. Mr. Li is also the founder and chief executive officer of Centurium Capital. Mr. Li has served as a director of Luckin Coffee Inc. since June 2018 and Ane Logistics since December 2019. Mr. Li was an executive director and a managing director at Warburg Pincus from February 2002 to January 2016. Prior to joining Warburg Pincus, Mr. Li worked in the investment banking division of Goldman Sachs from 2001 to 2002 and Morgan Stanley from 1994 to 2001. Mr. Li received a B.S. in economics from Renmin University of China and an M.B.A. from Yale University School of Management. Mr. Li is a Class II director.

Mr. Sean Shao. Mr. Shao has been a member of our board of directors since July 24, 2008. In addition to his roles with us, Mr. Shao currently serves as independent director and chairman of the audit committee of: Luckin Coffee Inc. since May 2019; 21Vianet Group, Inc. since August 2015; Jumei International Holding Ltd. since May 2014; LightInTheBox Holdings Co. Ltd. since June 2013 and UTStarcom Holdings Corp. since October 2012. He served as the chief financial officer and a board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd.. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants. Mr. Shao is a Class II director.

Dr. Yungang Lu. Dr. Lu has been a member of our board of directors since March 19, 2012. Dr. Lu is a Managing Partner of Fort Hill Capital Limited (“Fort Hill”), an investment partnership focusing on the global equity market. Prior to Fort Hill, Dr. Lu has served as a Managing Director of Seres Asset Management Limited, a Hong Kong-based Asian investment specialist, from August 2009 to October 2016, and a Managing Director of APAC Capital Advisors Limited, an investment manager focusing on Greater China equities, from 2004 to July 2009. Dr. Lu also serves as a director of the listed company Global Cord Blood Corporation, a provider of cord blood storage services primarily in China. Dr. Lu was a research analyst with Credit Suisse First Boston (Hong Kong), a financial services company, from 1998 to 2004, where his last position was the head of China Research, and was a research analyst with JP Morgan Securities Asia, a financial services company, in Hong Kong from 1997 to 1998. Dr. Lu received a B.S. in Biology from Peking University, an M.S. in Biochemistry from Brigham Young University and a Ph.D. in Finance from the University of California, Los Angeles. Dr. Lu is a Class III director.

Ms. Yue’e Zhang. Ms. Yue’e Zhang was appointed as a director on our board of directors on January 1, 2018, pursuant to the investor rights agreement dated as of January 1, 2018 by and between the Company and PW Medtech Group Limited, a major shareholder of the Company. Ms. Zhang has worked in the medical device industry for nearly 30 years and has accumulated considerable experience in product design, research and development, and management and investment. She currently serves as the chairman of the board and an executive director of PW Medtech Group Limited, a company listed on the Hong Kong Stock Exchange. She is also a founder and shareholder of Lepu Medical Technology (Beijing) Co., Ltd., a company listed on the Shenzhen Stock Exchange. Ms. Zhang obtained a bachelor’s degree in material science and engineering from Xi’an Jiaotong University, and two master degrees in material science and management from Xi’an University of Technology and Florida International University, respectively. Ms. Zhang is a Class I director.

Mr. Qi Ning. Mr. Ning has been a member of our board of directors since July 25, 2018. Mr. Ning has been an executive director and chief executive officer of Sinnet Cloud Data Co., Ltd., a company specializing in marketing and promoting AWS cloud products and related services in China, since May 2018, a general partner of Tianjin Aman Enterprise Management GP, a consulting and management company, since May 2018 and a managing partner of Intermarket Advisory LLP, a company offering advisory and consulting services to financial institutions in TMT sectors, since January 2018. From August 2012 to December 2017, Mr. Ning held multiple roles in 21Vianet Group, a Chinese carrier neutral cyber infrastructure services provider, including senior advisor, executive vice president, chief operating officer, senior vice president and general manager of Blue Cloud Tech Co., Ltd., a wholly owned subsidiary of 21Vianet Group. Prior to that, Mr. Ning served as an executive director and chief executive officer of China Netcom Broadband Corporation Ltd., a joint venture telecom services provider between China Netcom Group Corporation and PCCW, the dominant carriers from North China and Hong Kong, and a managing director of China Broadband Capital, a TMT-focused private equity fund; from June 2004 to August 2008, as an executive director of China Netcom Broadband Corporation Ltd., a Chinese residential broadband services provider; from 1999 to June 2004 as acting general manager of Zhejiang Provincial Branch of China Netcom Group Corporation, vice president of China Netcom Broadband Corporation Ltd., a subsidiary of China Netcom Holding Corp., Ltd., assistant to COO and general manager of Carrier & International Services BU of China Netcom Holding Corp., Ltd., a Chinese telecommunication services provider. Mr. Ning received a Bachelor degree of Engineering in Nuclear Physics and a Master degree of Engineering in Industrial and Innovation Economics from Tsinghua University. Mr. Ning is a Class II director.

Mr. Ming Yang. Mr. Yang has been our CFO since August 7, 2012. Mr. Yang served as our interim CFO between May 31 and August 6, 2012 and our Vice President-Finance & Compliance and Treasurer between March 30, 2012 and August 6, 2012. Mr. Yang has extensive experience in dealing with the PRC tax regulations, PRC GAAP, IFRS and internal control matters. Prior to joining our company, Mr. Yang had six years of financial management experience in corporations and 11 years of audit experience in accounting firms. He was an audit senior manager at KPMG, where he provided audit services for initial public offerings, right issues and merger and acquisition transactions. He also worked on the annual audits of various public companies listed in Hong Kong and mainland China. His audit clients ranged from state-owned enterprises and Chinese listed companies to multinational companies, including Angang Steel, Shenhua Energy, BOE Technology and BHP Billiton. Mr. Yang is a certified public accountant in China.

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

B.    Compensation

In 2019, we paid an aggregate of approximately US$2.2 million in cash to our executive officers, and approximately US$0.4 million in cash to our non-executive directors. We also granted restricted shares to our executive officers and directors, as set forth in “Item 6.B. Directors, Senior Management and Employees—Compensation—Employees’ Share Incentive Plans”.

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

Employment Agreements

Each of Joseph Chow and Ming Yang has entered into an employment agreement with the Company. The employment agreements set forth their respective base salary levels, subject to annual adjustment by the Compensation Committee or the board of directors, as the case may be. The employment agreements also provide that each of these executive officers is eligible to receive a discretionary bonus, which is linked to annual corporate and individual performance established by the Compensation Committee.

Our employment agreement with each of Joseph Chow and Ming Yang contains severance and change of control arrangements, which provide that if such executive’s employment is terminated by the Company without cause, he will be entitled to receive a cash severance payment equal to 12 months of his then current base salary, payable in 12 equal monthly installments, and that if his employment is terminated by the Company upon certain change of control events, such as certain mergers or consolidations of the Company or sale or disposition of all or substantially all of the Company’s assets, he will be entitled to receive a cash severance payment equal to 18 months of his then current base salary, payable in 18 equal monthly installments. These employment agreements also provide that the Company will indemnify these executives against expenses and liabilities such executives reasonably incur in connection with any suit or proceeding in which they may be involved by reason of their service as executives of the Company.

We have also entered into a standard form of director agreement with each of our directors (except for Yue'e Zhang, who was designated by our shareholder PWM pursuant to an investor rights agreement). Under these agreements, we pay cash compensations to our directors and reimburse them for pre-approved reasonable business-related expenses incurred in good faith in the performance of the directors’ duties for our Company. In addition, we have entered into an indemnification agreement with each of our directors, pursuant to which we have agreed to indemnify our directors against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director of our Company.

Employees’ Share Incentive Plan

Our board of directors has adopted two share incentive plans, namely, the 2008 Equity Incentive Plan (the “2008 Plan”) and the 2019 Equity Incentive Plan (the “2019 Plan”).  The two share incentive plans have substantially similar terms, which provide for grants of share options, share appreciation rights, restricted shares, restricted share units and other share-based awards. These equity awards were granted at the discretion of the board of directors or the Compensation Committee to align the executive officers’ interests with those of the shareholders and provide the executive officers with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business.

The 2008 Plan expired in May 2018. We had reserved an aggregate of five million ordinary shares of the Company under the 2008 Plan and substantially all ordinary shares reserved under the 2008 Plan had been granted prior to its expiration. As of December 31, 2019, 354,610 restricted shares and options to purchase 57,404 ordinary shares of the Company were outstanding under the 2008 Plan.

We adopted the 2019 Plan in May 2019 and reserved an aggregate of 1,650,000 ordinary shares of the Company under the 2019 Plan. As of December 31, 2019, 407,786 restricted shares units were outstanding under the 2019 Plan.

The following table sets forth the outstanding options granted under our 2008 Plan as of December 31, 2019 for each of our executive officers and directors.

Number of
securities
underlying
	unexercised	Option
	options	exercise
	exercisable	price	Option
Name	(#)	($)	expiration date
Joseph Chow	—	—	—
David Hui Li	—	—	—
Sean Shao	—	—	—
Yungang Lu	30,000	9.16;9.85	From March 19, 2022 to August 31, 2022
Yue’e Zhang	—	—	—
Qi Ning	—	—	—
Ming Yang	—	—	—
Total Directors and Executive Officers	30,000

The following table sets forth the outstanding restricted share awards granted under our 2008 Plan as of December 31, 2019 for each of our executive officers and directors.

	Number of shares that
	have not vested
Name	(#)	Date of grant
Joseph Chow	2,000	April 3, 2018
David Hui Li	2,000	April 3, 2018
Sean Shao	3,500	April 3, 2018
Yungang Lu	3,000	April 3, 2018
Yue’e Zhang	2,000	April 3, 2018
Qi Ning	—	—
Ming Yang	51,750	From August 4, 2016 to April 3, 2018
Total Directors and Executive Officers	64,250

The following table sets forth the outstanding restricted share units awards granted under our 2019 Plan as of December 31, 2019 for each of our executive officers and directors.

	Number of shares that
	have not vested
Name	(#)	Date of grant
Joseph Chow	380,000	August 16, 2019
David Hui Li	—	—
Sean Shao	6,000	May 10, 2019
Yungang Lu	6,000	May 10, 2019
Yue’e Zhang	4,000	May 10, 2019
Qi Ning	8,630	May 10, 2019
Ming Yang	—	—
Total Directors and Executive Officers	404,630

The following paragraphs summarize the principal terms of our 2008 Plan and 2019 Plan (“the Plans”).

Plan Administration. The Plans are administered by the board of directors or its Compensation Committee. Our board of directors or the Compensation Committee, as applicable, has the authority, among other things, to determine the participants to receive awards under the Plans, the number and type of awards to be granted to each participant, and the terms and conditions of each award, and to construe and interpret the terms of the Plans and the awards.

Award Agreements. Awards granted under the Plans are evidenced by an award agreement that sets forth the terms and conditions for each award granted, which may include, among other things, the type of the award, the vesting schedule, the exercise price, restrictions on transferability and the expiration date.

Eligibility. The Plans allow grant of awards to employees, directors and consultants of the Company or any of our subsidiaries.

Term of Awards. The term of each equity award is stated in the relevant award agreement, provided that the term will not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule for each award, which is specified in the relevant award agreement.

Change in Control. In the event of a merger or change in control of the Company, the surviving or successor entity may either assume the Company’s rights and obligations with respect to outstanding awards under the Plans or substitute outstanding awards for substantially equivalent awards that are subject to terms and conditions no less favorable to the participants than those in effect prior to the merger or change in control. In the event that the successor entity does not assume or substitute outstanding awards, the awards will be fully vested and all restrictions will lapse.

Transfer Restrictions. Awards granted under the Plans may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution.

Termination of the Plan. The 2008 Plan expired on May 9, 2018. The 2019 Plan will expire on May 10, 2024, unless sooner terminated by the board of directors. The board of directors may at any time amend, alter, suspend or terminate the 2019 Plan, subject to shareholder approval to the extent necessary and desirable to comply with applicable laws. Termination of the Plans does not affect the plan administrator’s ability to exercise its powers with respect to awards granted under the Plans prior to the termination date.

C.    Board Practices

We are governed by a board of directors that currently consists of six members divided into three classes. Class I directors currently consist of Mr. Joseph Chow and Ms. Yue’e Zhang, with term expiring in 2022. Class II directors currently consist of Mr. Sean Shao, Mr. David Hui Li and Mr. Qi Ning, with term expiring in 2020. Class III directors currently consist of Dr. Yungang Lu, with term expiring in 2021. Mr. Qi Ning were appointed to the board of directors on July 25, 2018. All other directors have served on the board of directors since the beginning of the current term of the respective class.

Mr. Joseph Chow's employment agreement with us contains severance arrangements. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employment Agreements.” None of the other directors on our board of directors has a service contract with us that provides for benefits upon termination of service.

Our board of directors currently has three standing committees: the Audit Committee, Compensation Committee and Governance and Nominating Committee, which, pursuant to delegated authority, perform various duties on behalf of and report to the board of directors. The board of directors has adopted a written charter for each of the committees which are available on our website at http://www.chinabiologic.com.

Audit Committee

Our Audit Committee is currently composed of three members: Mr. Sean Shao, Dr. Yungang Lu and Mr. Qi Ning. Mr. Shao serves as Chair of the Audit Committee. Our board of directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable rules and regulations of the SEC for audit committee membership and is an “independent” director within the meaning of the Nasdaq Marketplace Rules. Each Audit Committee member also meets Nasdaq’s financial literacy requirements.

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. It is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
●	reviewing with our independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited financial statements with management and our independent auditors;
●	reviewing the adequacy and effectiveness of our internal control over financial reporting;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time;

●	meeting separately and periodically with management and our internal and independent auditors; and
●	reporting regularly to the full board of directors.

Our board of directors has determined that Mr. Shao is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements.

Compensation Committee

Our Compensation Committee is currently composed of three members: Mr. Qi Ning, Mr. Sean Shao, and Dr. Yungang Lu, each of whom is “independent” within the meaning of the Nasdaq Marketplace Rules. Mr. Ning serves as Chair of the Compensation Committee.

Our Compensation Committee assists the board of directors in reviewing and approving the compensation structure of executive officers, including all forms of compensation to be provided to our executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated.

The Compensation Committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating the performance of our CEO in light of those goals and objectives, and setting the compensation level of our CEO based on this evaluation; and
●	reviewing periodically and making recommendations to the board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Dr. Yungang Lu, Mr. Joseph Chow and Mr. Qi Ning, each of whom is “independent” within the meaning of the Nasdaq Marketplace Rules. Dr. Lu serves as Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees.

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the board of directors nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;
●	reviewing annually with the board of directors the current composition of the board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to the board of directors members to serve on the board’s committees; and
●	monitoring compliance with our Corporate Governance Guidelines.

D.    Employees

See “Item 4.B. Information on the Company—Business Overview—Business—Our Employees.”

E.    Share Ownership

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 9, 2020 (i) by each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our executive officers and directors; and (iii) by all of our executive officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

			Amount and
			Nature of
Name and Address of			Beneficial	Percent of
Beneficial Owner	Office, If Any	Title of Class	Ownership (1)	Class (2)
	Officers and Directors
Joseph Chow (3)	Chairman of the Board, CEO	Ordinary Share	16,509	*
David Hui Li (4)	Director	Ordinary Share	9,725,669	25.3%
Sean Shao (5)	Director	Ordinary Share	19,000	*
Yungang Lu (6)	Director	Ordinary Share	88,000	*
Yue’e Zhang (7)	Director	Ordinary Share	4,000	*
Qi Ning	Director	Ordinary Share	—	—
Ming Yang (8)	CFO	Ordinary Share	45,094	*
All officers and directors as a group		Ordinary Share	9,898,272	25.7%
	5% Security Holders
PW Medtech Group Limited (9)		Ordinary Share	6,321,000	16.4%
Liu Yufeng (10)		Ordinary Share	2,316,647	6.0%
Centurium Holdings (BVI) Ltd. (11)		Ordinary Share	9,697,400	25.2%
Marc Chan (12)		Ordinary Share	3,137,696	8.2%
CITIC Capital Holdings Limited (13)		Ordinary Share	3,743,868	9.7%
Hillhouse Capital Advisors, Ltd. (14)		Ordinary Share	2,962,076	7.7%

*     Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.
(2)	As of March 9, 2020, a total of 38,480,580 ordinary shares of the Company were outstanding. For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included for the purpose of computing the number of shares beneficially owned and the percentage ownership of such beneficial owner pursuant to SEC Rule 13d-3(d)(1). We did not deem such shares to be outstanding, however, for purposes of calculating the percentage ownership of any other person.
(3)	Represents 14,509 ordinary shares of the Company and 2,000 ordinary shares to be issued within 60 days after March 9, 2020 upon vesting of restricted shares of the Company granted under the 2008 Plan.
(4)	Represents 26,269 ordinary shares of the Company directly owned by Mr. David Hui Li, 2,000 ordinary shares to be issued within 60 days after March 9, 2020 upon vesting of restricted shares of the Company granted under the 2008 Plan, and 9,697,400 ordinary shares of the Company deemed to be beneficially owned by Mr. David Hui Li, including 6,796,135 ordinary shares of the Company owned by Beachhead Holdings Limited (“Beachhead”), 2,000,000 ordinary shares of the Company owned by Double Double Holdings Limited (“Double Double”) and 901,265 ordinary shares of the Company owned by Point Forward Holdings Limited (“Point Forward”), as reported in a Schedule 13D/A filed with the SEC by Beachhead, Double Double, Point Forward, Centurium Capital Partners 2018, L.P. (“CCP 2018”), Centurium Capital Partners 2018 GP Ltd. (“Centurium GP”), Centurium Capital 2018 Co-invest, L.P. (“CCCI 2018”), Centurium Capital 2018 SLP-B Ltd. (“Centurium SLP-B”), Centurium Holdings Ltd. (“Centurium GP Holdco”), Centurium Holdings (BVI) Ltd. (“Centurium TopCo”) and Mr. David Hui Li on January 24, 2020. CCP 2018 is the sole shareholder of Beachhead and Double Double. CCCI 2018 is the sole shareholder of Point Forward. Centurium GP is the sole general partner of CCP 2018. Centurium SLP-B is the sole general partner of CCCI 2018. Centurium GP Holdco is the sole shareholder of Centurium GP and Centurium SLP-B. Centurium TopCo is the sole shareholder of Centurium GP Holdco. Mr. David Hui Li is the sole shareholder of Centurium TopCo and a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo.

(5)	Represents 15,500 ordinary shares of the Company and 3,500 ordinary shares to be issued within 60 days after March 9, 2020 upon vesting of restricted shares of the Company granted under the 2008 Plan.
(6)	Represents 55,000 ordinary shares of the Company, 3,000 ordinary shares to be issued within 60 days after March 9, 2020 upon vesting of restricted shares of the Company granted under the 2008 Plan, 20,000 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $9.16 per share, and 10,000 ordinary shares of the Company underlying a ten-year nonstatutory share option granted under the 2008 Plan, fully vested and exercisable at $9.85 per share.
(7)	Represents 2,000 ordinary shares of the Company and 2,000 ordinary shares to be issued within 60 days after March 9, 2020 upon vesting of restricted shares of the Company granted under the 2008 Plan.
(8)	Represents 37,594 ordinary shares of the Company and 7,500 ordinary shares to be issued within 60 days after March 9, 2020 upon vesting of restricted shares of the Company granted under the 2008 Plan.
(9)	Represents 6,321,000 ordinary shares of the Company owned by PW Medtech Group Limited as reported in a Schedule 13D/A filed with the SEC by PW Medtech Group Limited, Cross Mark Limited and Ms. Liu Yufeng on January 24, 2020. The registered address of PW Medtech Group Limited is the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands.
(10)	Represents 2,316,647 ordinary shares of the Company owned by PW Medtech Group Limited and deemed to be beneficially owned by Cross Mark Limited and by Ms. Liu Yufeng as reported in a Schedule 13D/A filed with the SEC by PW Medtech Group Limited, Cross Mark Limited and Ms. Liu Yufeng on January 24, 2020. PW Medtech Group Limited is owned as to approximately 34.9% by Cross Mark, which is its single largest shareholder and deemed as its controlling shareholder under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and Cross Mark Limited is wholly-owned by Ms. Liu Yufeng. The registered address of Cross Mark Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110, and the business address of Ms. Liu Yufeng is 15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong. Ms. Liu Yufeng is the mother of Ms. Yue’e Zhang.
(11)	Represents 6,796,135 ordinary shares of the Company owned by Beachhead, 2,000,000 ordinary shares of the Company owned by Double Double and 901,265 ordinary shares of the Company owned by Point Forward as reported in a Schedule 13D/A filed with the SEC by Beachhead, Double Double, Point Forward, CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. David Hui Li on January 24, 2020. CCP 2018 is the sole shareholder of Beachhead and Double Double. CCCI 2018 is the sole shareholder of Point Forward. Centurium GP is the sole general partner of CCP 2018. Centurium SLP-B is the sole general partner of CCCI 2018. Centurium GP Holdco is the sole shareholder of Centurium GP and Centurium SLP-B. Centurium TopCo is the sole shareholder of Centurium GP Holdco. Mr. David Hui Li is the sole shareholder of Centurium TopCo and a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo. The address of the principal business of each of Beachhead, Double Double, Point Forward, CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B and Centurium GP Holdco is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business of Centurium TopCo is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of principal business of Mr. David Hui Li is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.
(12)	Represents 2,682,742 ordinary shares of the Company held by Parfield International Ltd. and 454,954 ordinary shares of the Company held by Amplewood Resources Ltd., as reported in a Schedule 13D/A filed by Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan on November 6, 2019. Marc Chan is the director and sole shareholder of Parfield International Ltd. and Amplewood Resources Ltd. The address of the business office of each of Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway Admiralty, Hong Kong.
(13)	Represents 3,743,868 ordinary shares of the Company (including 266,533 ordinary shares to be purchased from Double Double pursuant to a share purchase agreement dated January 23, 2020) held by CITIC Capital China Partners IV, L.P. (“CCCP IV”) and deemed to be beneficially owned by CITIC Capital Holdings Limited (“CCHL”) as reported in a Schedule 13D/A filed with the SEC by CCCP IV, CCP IV GP Ltd. (“CCP IV GP”), CITIC Capital Partners Limited (“CCPL”), and CCHL on January 24, 2020. CCP IV GP is the sole general partner of CCCP IV. CCP IV GP is a wholly owned subsidiary of CCP Ltd. CCP Ltd. is a wholly owned subsidiary of CCPL. CCHL owns 51% of the issued and outstanding ordinary shares of CCPL. The registered address of each of CCCP IV, CCP IV GP and CCPL is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(14)	Represents 2,962,076 ordinary shares of the Company (including 210,876 ordinary shares to be purchased from Double Double pursuant to a share purchase agreement dated January 23, 2020) as reported in a Schedule 13D/A filed with the SEC by Hillhouse Capital Advisors, Ltd. on January 27, 2020. The address of the principal executive office of Hillhouse Capital Advisors, Ltd. is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Except as disclosed in “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions,” none of our shareholders has different voting rights from other shareholders. To our knowledge, as of March 9, 2020, approximately 78.7% of our ordinary shares were held of record by 431 holders in the United States.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Acquisition of Equity Interest in TianXinFu and Investor Rights Agreement with PW Medtech Group Limited

On January 1, 2018, we acquired 80% equity interest in TianXinFu, a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, from PWM, which was not a shareholder or otherwise a related party of us before this transaction. In exchange for the acquisition of TianXinFu’s equity, we issued 5,521,000 ordinary shares to PWM. PWM further acquired 800,000 ordinary shares of us on September 21, 2018 in a private placement (see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Private Placement”). As of March 9, 2020, PWM held approximately 16.4% of our outstanding share capital.

In connection with our share issuance to PWM, we entered into an investor rights agreement with PWM (the “PWM Investor Rights Agreement”) on January 1, 2018. Pursuant to the PWM Investor Rights Agreement, we granted certain shelf and piggyback registration rights to PWM. We also granted PWM the right to designate one director to our board of directors, subject to certain conditions. In addition, the PWM Investor Rights Agreement imposes on PWM certain transfer restrictions for a three-year lockup period and certain investment restrictions for so long as PWM has the right to designate any director to our board. The PWM Investor Rights Agreement also requires PWM to, during the lockup period, vote all shares of the Company beneficially owned by PWM in the manner recommended by our board of directors at any of our shareholders meetings.

On June 28, 2019, Taibang Biotech (Shandong) Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into a share purchase agreement with Fujian Pingtan Centurium Investment Partnership (Limited Partnership) and Xinyu Yongshuo Management and Consulting Partnership (Limited Partnership) to purchase 15% and 5%, respectively, of the equity interest in TianXinFu from such sellers for a total cash consideration of RMB820 million (the “TianXinFu Transaction”). Upon the completion of the TianXinFu Transaction on August 1, 2019, TianXinFu became our indirect wholly owned subsidiary.

Fujian Pingtan Centurium Investment Partnership (Limited Partnership) is an affiliate of Centurium Capital, which beneficially owned approximately 25.2% of our outstanding share capital as of March 9, 2020 and at the time of the TianXinFu Transaction was affiliated with two of our directors, Mr. David Hui Li and Mr. Joseph Chow. The audit committee of our board of directors, which consists solely of independent directors who have no personal interest in the TianXinFu Transaction, considered and recommended the TianXinFu Transaction to our board of directors, and our board of directors approved the TianXinFu Transaction with the abstention of Mr. Joseph Chow and Mr. David Hui Li.

Private Placement

On August 24, 2018, we entered into (i) a share purchase agreement with Beachhead and Double Double, which were then affiliated with two of our directors, Mr. David Hui Li and Mr. Joseph Chow, and is affiliated with Mr. David Hui Li, (ii) a share purchase agreement with PWM, our then largest shareholder with a director representative, Ms. Yue’e Zhang, and (iii) share purchase agreements with two third party investors, for the issuance and sale of 3,050,000, 800,000 and 2,000,000, respectively, ordinary shares of the Company at a per share purchase price of $100.90, to raise aggregate gross proceeds of approximately $590 million. The transaction was approved by a special committee formed by our board of directors, consisting of two independent directors. On the same date, the Company issued 1,800,000 ordinary shares to Beachhead and an aggregate of 2,000,000 ordinary shares to the two third party investors, pursuant to their respective share purchase agreements. On September 4, 2018, Double Double assigned its rights and obligations under the share purchase agreement to Beachhead, and the Company issued 1,250,000 additional ordinary shares to Beachhead thereafter. On September 21, 2018, the Company issued 800,000 ordinary shares to PWM.

In connection with the foregoing share issuances, we entered into investor rights agreements with each of Beachhead and the two third party investors on August 24, 2018, which impose certain transfer restrictions on such investors, including a two-year lockup of the ordinary shares acquired in this private placement, transfer restrictions with respect to our competitors, and voting agreement in accordance with the recommendations of the board of directors at our shareholders’ meetings. We also granted certain shelf and piggyback registration rights to Beachhead and the two third party investors. In addition, we granted Beachhead the right to designate one director to our board of directors, subject to certain conditions.

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

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

The full text of our audited consolidated financial statements as of December 31, 2019, 2018 and 2017 begins on page F-1 of this report.

Legal Proceedings

PRC Lawsuit

- Dispute with an Individual over a Due-on-demand Loan of Guizhou Taibang

In June 2017, an individual brought a lawsuit against Guizhou Taibang and Guizhou Eakan Investing Corp. (“Guizhou Eakan”), an entity affiliated with one of Guizhou Taibang’s former noncontrolling shareholders, requesting repayment of RMB14.56 million (approximately $2.1 million) and related fund possession cost amounting to approximately RMB37.1 million (approximately $5.3 million). The plaintiff alleged that he entered into an agreement with Guizhou Eakan in May 2007, according to which he provided RMB14.56 million for Guizhou Eakan to satisfy Guizhou Taibang’s loan request.

On February 28, 2018, the trial was set in Shanghai Pudong New Area People’s Court. In March 2018, the court dismissed the trial for lack of jurisdiction and then transferred the trial to Shanghai No.1 Intermediate People’s Court (“No.1 Court”).

On December 26, 2019, the plaintiff applied for withdrawal of action. The No.1 Court granted approval of the plaintiff’s application on December 27, 2019.

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

On March 14, 2019, Shanghai Xuhui District People's Court notified Guiyang Dalin Biologic Technologies Co., Ltd., requesting its participation in the action as a third party in the case. On January 2, 2020, the plaintiff applied for withdrawal of action. Shanghai Xuhui District People's Court granted approval of the plaintiff's application on January 2, 2020.

- Dispute with an Individual over a Technical Cooperation Development Contract of TianXinFu

On March 20, 2015, an individual brought a lawsuit against TianXinFu, alleging that he was entitled to 15% of the profits of TianXinFu from selling biomaterial products during the period from January 1, 2000 to August 31, 2014 pursuant to a technical cooperation development contract and other related agreements. The plaintiff requested the payment of RMB10 million by TianXinFu.

On October 15, 2019, Beijing Dongcheng People’s Court ruled that TianXinFu should pay RMB10 million to the plaintiff.

In October 2019, TianXinFu filed an appeal to the Beijing Intellectual Property Court and the first-instance judgment ruled by the Beijing Dongcheng People’s Court is not yet in force accordingly.

Cayman Lawsuit

On August 27, 2018, our former Chairman and CEO Mr. David (Xiaoying) Gao commenced a proceeding against us in the Grand Court of the Cayman Islands (the “Court”), principally seeking (a) a declaration that the private placement that was announced by us on August 24, 2018 was invalid and void, (b) an order requiring us to reverse and/or rescind any transactions carried out pursuant to the private placement, and (c) an injunction to prevent further shares from being issued by us to the entities participating in the private placement. The private placement was completed on September 21, 2018. On October 5, 2018, we made an application to the Court for dismissal of Mr. Gao’s lawsuit on the ground, among others, that Mr. Gao lacked standing to pursue the claims. On December 13, 2018, the Court granted our application and dismissed Mr. Gao’s lawsuit. On December 21, 2018, the Court granted Mr. Gao leave to appeal its December 13, 2018 order. Pursuant to the Cayman Islands Court of Appeal Rules, Mr. Gao was required to lodge a Notice of Appeal within 14 days of being granted leave to appeal. As of the date of this report, the Court of Appeal had no record of a Notice of Appeal relating to this case, and we have not been served with a Notice of Appeal or any further documents relating to this litigation.

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

B. Memorandum and Articles of Association.

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the board of directors may from time to time decide. The objects for which our Company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

Our board of directors currently consists of six directors. Our board of directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. A director may vote with respect to any contract or transaction in which he or she is interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in the Company by way of qualification, and there is no requirement for a director to retire at any age limit.

We have a Compensation Committee that assists the board of directors in reviewing and approving the compensation structure and form of compensation of our directors and executive officers. Members of the Compensation Committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our memorandum and articles of association, as amended and restated from time to time. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may the Company pay a dividend if this would result in it being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the board of directors or by any one or more shareholders holding at least one-tenth of the votes attaching to the issued and outstanding ordinary shares in the Company entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in the Company entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. A general meeting may be convened by the board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 per cent. in par value of our issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the board of directors or the President of the Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other shareholders meetings.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. The Company may issue shares on terms that are subject to redemption, at the Company’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by the board of directors or by a special resolution of the shareholders of the Company. The Company may also repurchase any of its shares, provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by its memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital. The Company may from time to time by ordinary resolution:

●	increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the memorandum and articles of association; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Law and confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, the Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Board’s Power to Issue Shares. Our memorandum and articles of association authorize the board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association authorize the board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

The board of directors may issue preferred shares without action by the shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Preferred Shares Rights Plan

Each ordinary share includes one right, which we refer to as a Right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of the Company’s Series A Participating Preferred Share, par value $0.0001 per share, or the Preferred Share, at an exercise price of $550.00 per one one-thousandth of a Preferred Share, or the Exercise Price, subject to specified adjustments. The Rights were issued pursuant to a preferred shares rights agreement dated February 22, 2017, as amended and restated on July 28, 2017 and as further amended on February 20, 2019 (the “Rights Agreement”), and Securities Transfer Corporation is the rights agent under the assigned Rights agreement, or the Rights Agent. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.

The Rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. In particular:

●	if a person or group acquires 15% or more of our ordinary shares (including through derivatives), then the Rights will become exercisable and each Right will entitle its holder (except the acquiring person or group) to purchase, at the Exercise Price, a number of our ordinary shares having a then-current market value of twice the Exercise Price;
●	if after a person or group acquires 15% or more of our ordinary shares, we merge into another company, an acquiring entity merges into us or we sell or transfer more than 50% of our assets, cash flow or earning power, then each Right will entitle its holder (except the acquiring person or group) to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price; or
●	after a person or group acquires 15% or more of our ordinary shares, the board of directors may, at its option, exchange the Rights (except for Rights held by the acquiring person or group), in whole or in part, for ordinary shares at an exchange ratio of one ordinary share per Right (subject to adjustment).

The following is a more detailed summary of the terms of the Rights Agreement.

Distribution and Transfer of Rights; Rights Certificates

The board of directors has declared a dividend of one Right for each outstanding Ordinary Share. Prior to the Distribution Date referred to below:

●	the Rights will be evidenced by and trade with the certificates for the Ordinary Shares (or, with respect to any uncertificated Ordinary Shares registered in book entry form, by notation in book entry), together with a copy of this summary of Rights, and no separate rights certificates will be distributed;
●	new Ordinary Shares certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Ordinary Shares registered in book entry form, this legend will be contained in a notation in book entry); and
●	the surrender for transfer of any certificates for Ordinary Shares (or the surrender for transfer of any uncertificated Ordinary Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Ordinary Shares.

Rights will accompany any new Ordinary Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares and become exercisable following (i) the 10th business day (or such later date as may be determined by the board of directors) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Ordinary Shares or (ii) the 10th business day (or such later date as may be determined by the board of directors) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 15% or more of the Ordinary Shares. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

“Acquiring Person” means a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the Ordinary Shares; provided, however, no person who, at the time of the adoption of the Rights Agreement, beneficially owns 15% or more of the Ordinary Shares shall be deemed to be an Acquiring Person (i.e. a shareholder’s existing ownership of the Ordinary Shares will be grandfathered), unless and until such person acquires beneficial ownership of additional 2% or more of the Ordinary Shares without the pre-approval of the board of directors.

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

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, upon receipt of the Exercise Price by the Company, one one-thousandth of a Preferred Share having economic and other terms similar to that of one Ordinary Share. This portion of a Preferred Share is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one Ordinary Share, and should approximate the value of one Ordinary Share. A Preferred Share shall not be convertible into an Ordinary Share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

●	not be redeemable;
●	entitle holders to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one Ordinary Share, whichever is greater;

●	give all holders of Preferred Shares, voting as a class, the right to elect two directors at a shareholders' meeting or a special meeting of the holders of the Preferred Shares called for such purpose, if at any time dividends on any Preferred Shares shall be in arrears in an amount equal to six quarterly dividends thereon;
●	when purchased or acquired by our company in any manner, be cancelled after the purchase or acquisition thereof, and upon their cancellation become authorized but unissued Preferred Shares and may be reissued as a part of a new series of preference shares to be created by a resolutions of the Board, subject to the articles of association of our company;
●	vote together with holders of Ordinary Shares as one class on all matters submitted to a vote of the shareholders of our company;
●	entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one Ordinary Share, whichever is greater;
●	have the same voting power as one Ordinary Share; and
●	entitle holders to a per share payment equal to the payment made on one Ordinary Share, if the Ordinary Shares are exchanged via merger, consolidation or a similar transaction.

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

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 15% or more of the Ordinary Shares, the board of directors may, at its option, exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Ordinary Shares at an exchange ratio of one Ordinary Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Ordinary Share.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, Ordinary Shares or other consideration deemed appropriate by the board of directors) at any time on or prior to the 10th business day (or such later date as may be determined by the board of directors) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Ordinary Shares. Immediately upon the action of the board of directors ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a share dividend or a share split.

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

Anti-Dilution Provisions

The board of directors may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split or a reclassification of the Preferred Shares or Ordinary Shares.

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

PRC Taxation

Under the Corporate Income Tax Law of the PRC (the “CIT Law”) (effective on January 1, 2008 and most recently amended on December 29, 2018) and its implementation rules (effective on January 1, 2008 and most recently amended on April 23, 2019), all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10% if the foreign investors are considered non-resident enterprises without any establishment or place within the PRC or if the dividends payable have no connection with the establishment or place of the foreign investors within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. In accordance with Caishui (2008) No. 1 issued by the Ministry of Finance, or MOF, and SAT on February 22, 2008, the accumulated undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax.

The CIT Law has introduced the concept of “resident enterprises” and corresponding tax liability on resident enterprises’ worldwide income, whilst “non-resident enterprises” without any place or establishment in the PRC are required to pay 10% income tax on their incomes from sources within China only. A resident enterprise refers to an enterprise that (i) was established/incorporated within the PRC, or (ii) was established/ incorporated under the laws of a foreign jurisdiction but has its “de facto management body” in the PRC. A non-resident enterprise refers to an enterprise which was established/incorporated under the laws of a foreign jurisdiction and does not have its “de facto management body” in the PRC, but has an establishment or place in the PRC, or has China-sourced income even though it does not have any establishment or place in the PRC.

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

However, whether the rules regarding the determination of the “de facto management body” may apply to us is unclear. Due to lack of further written clarification by the SAT, there is still a uncertainty around the interpretation of each of the four conditions as specified in SAT Circular No. 82, the principle of “substance over form” and the implementation of SAT Circular No. 82 by Chinese tax authorities in practice. It also remains unclear what percentage of shares of an offshore enterprise must be held by a PRC entity or group in order for the offshore enterprise to be deemed as an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group, and whether shares held by PRC resident individuals are counted pursuant to SAT Circular No. 82.

Due to the lack of clear guidance on the determination of our tax residency under the CIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, we cannot express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the CIT Law. If we are treated as a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from our subsidiaries that are or are deemed to be PRC resident enterprises should be tax-exempt income. In addition, if we are considered a PRC resident enterprise, the dividends paid by us to the non-PRC shareholders may be regarded as income from sources within the PRC pursuant to SAT Circular No. 82, and therefore the non-PRC institutional shareholders may be subject to a 10% withholding tax, and the non-PRC individual shareholders may be subject to a 20% withholding tax unless they are able to claim a lower tax rate pursuant to applicable tax treaties. Because we are treated as a U.S. corporation for U.S. federal income tax purposes, the application of the PRC-US tax treaty benefits to U.S. shareholders is unclear.

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

Pursuant to Paragraph 5 of Article 12 of the PRC-US Tax Treaty, gains from the alienation of shares of a company which is a PRC resident other than those mentioned in paragraph 4 (which refers to shares of a company the property of which consists principally of real property in the PRC) and representing a participation of at least 25% may be taxed in China. Paragraph 6 of Article 12 of the PRC-US Tax Treaty further specifies that “[G]ains derived by a resident of a Contracting State from the alienation of any property other than that referred to in paragraphs 1 through 5 and arising in the other Contracting State may be taxed in that other Contracting State.” By virtue of this provision, the capital gains realized by U.S. residents may be taxed in the PRC if the capital gains are considered as “arising in” the PRC. Under the CIT Law and its implementing rules, the capital gains from transfer of shares may be considered as “arising in” the PRC if the enterprise whose shares are transferred is “located in” China. If we are considered a PRC resident enterprise, and if the Chinese tax authorities take the position that a PRC resident enterprise is deemed to be located in China, the capital gains realized by U.S. residents from transfer of their shares may be taxed in the PRC depending on how the PRC-US Tax Treaty is interpreted and implemented by the Chinese tax authorities.

United States Taxation

The following is a discussion of material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor’s decision to own our ordinary shares. This discussion applies only to U.S. Holders that own our ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income” and tax consequences applicable to U.S. Holders subject to other special rules, such as, but not limited to:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding our ordinary shares as part of a straddle, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” and “Roth IRAs”;
●	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares who for U.S. federal income tax purposes is:

●	an individual citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

Taxation of Distributions. Distributions paid on our ordinary shares, other than certain pro rata distributions of our ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits and will be includable in a U.S. Holder’s income and taxable as ordinary dividend income when received or accrued, in accordance with the U.S. Holder's method of accounting for federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of capital, to the extent of the U.S. Holder’s tax basis in the ordinary shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of the ordinary shares. Dividends received by a non-corporate U.S. Holder may be eligible to be taxed at reduced rates if certain holding period and other applicable requirements are met. Dividends received by a corporate U.S. Holder may be eligible for the dividends-received deduction if certain holding period requirements and other applicable requirements are met.

Dividends will be treated as U.S.-source for U.S. federal income tax purposes. As described in “Item 10.E. Taxation—PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, dividends paid with respect to our ordinary shares might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. U.S. Holders should consult their tax advisers as to whether the rate of any such PRC taxes may be reduced under the provisions of the U.S.-PRC income tax treaty and the creditability of any such PRC taxes in their particular circumstances.

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

As described in “Item 10.E. Taxation—PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, gains from dispositions of our ordinary shares might be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include any amounts paid in respect of PRC taxes. Capital gains realized by a U.S. Holder generally will give rise to U.S.-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to the creditability of any such PRC taxes in their particular circumstances.

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

FATCA. Provisions commonly referred to as ‘‘FATCA” impose withholding of 30% on payments of dividends on, and gross proceeds from dispositions of, our ordinary shares that are held through ‘‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. However, proposed U.S. Treasury regulations indicate an intent to eliminate the requirement under FATCA of withholding on proceeds from dispositions (other than amounts treated as fixed, determinable, annual or periodic income). The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank deposits and short term investments. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expenses may increase due to changes in market interest rates.

Based on the balance of our bank deposits and short term investments as of December 31, 2019, a one basis point decrease in interest rates would result in approximately a $9.3 million decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits and short term investments, and, therefore, our exposure to interest rate risk is limited.

Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds, if any. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

Substantially all our consolidated revenues and consolidated costs and majority of expenses are denominated in RMB. All of our assets are denominated in RMB, except certain cash balances. However, our reporting currency is U.S. dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If RMB depreciates against the U.S. dollars, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.4 million based on our revenues, costs and expenses denominated in RMB for the year ended December 31, 2019, and assets and liabilities denominated in RMB as of December 31, 2019. As of December 31, 2019, our accumulated other comprehensive loss was $68.4 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to use the cash generated from our sales effectively.” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Account Balances

We maintain cash balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for bank accounts located in the United States or may exceed Hong Kong Deposit Protection Board insured limits for bank accounts located in Hong Kong or may exceed the insured limits for bank accounts in China established by the People’s Bank of China. Our total cash at banks and deposits, including cash and equivalents, time deposits and short term investment, as of December 31, 2019 and December 31, 2018 amounted to $925.8 million and $951.3 million respectively, $2.7 million and $3.2 million of which are covered by insurance, respectively. We have not experienced any losses in such accounts and we do not believe that we are exposed to any significant risks on our cash at banks and deposits.

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

As required by Rule 13a-15(b) promulgated under the Securities Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness as of December 31, 2019 of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act. Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective at the reasonable assurance level to enable our company to record, process, summarize and report information required under the SEC’s rules in a timely manner.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this evaluation, management used the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on our evaluation we determined that our internal control over financial reporting was effective as of December 31, 2019.

Our internal control over financial reporting as of December 31, 2019 has been audited by our independent registered public accounting firm as stated in their report which is included in Part II, Item 9A of this Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Biologic Products Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited China Biologic Products Holdings, Inc. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and related notes (collectively, the “consolidated financial statements”), and our report dated March 12, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
March 12, 2020

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(d) and 15d-15(f)) during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16B. CODE OF ETHICS

On March 25, 2008, our board of directors adopted a code of ethics, which applies to all of our directors, officers and employees, including our CEO and CFO. The code of ethics is designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC, and in other public communications that we made; compliance with applicable laws, rules and regulations; the prompt internal reporting of violations of the code to the appropriate person or persons; and accountability for adherence to the code. We believe that our reputation is a valuable asset and must continually be guarded by all associated with us so as to earn the trust, confidence and respect of our suppliers, customers and shareholders. Our board of directors amended the code of ethics on March 11, 2013 and further amended it on March 4, 2019, to update certain administrative information in the code.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company by our independent accountant, KPMG Huazhen LLP (“KPMG”), during the last two fiscal years were as follows:

	2019	2018
Audit Fees	$851,671	$887,973
Tax Fees	40,000	41,489
Total	$891,671	$929,462

Audit fees paid to KPMG consist of fees billed for professional services rendered for the audit of the Company’s consolidated annual financial statements and audit of the effectiveness of internal control over financial reporting, and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements.

Tax fees paid by us to KPMG of $40,000 and $41,489 in 2019 and 2018, respectively, were for tax compliance services in the same periods.

In accordance with the Audit Committee’s pre-approval policies and procedures described below, in 2019, all audit and tax performed by KPMG were approved in advance by the Audit Committee. KPMG was our principal auditor.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2018, the board of directors of the Company authorized a share repurchase program, under which the Company was authorized to repurchase up to $100 million worth of the Company's ordinary shares over a six-month period, which period was later extended for another six months until October 31, 2019. This share repurchase program was publicly announced on November 1, 2018. In late April 2019, the Company completed repurchases under this share repurchase program, having repurchased an aggregate of 1,074,376 shares for a total consideration of $100 million.

In May 2019, the Company's board of directors authorized an additional share repurchase program, under which the Company may repurchase up to $150 million worth of its ordinary shares over a 12-month period. This share repurchase program was publicly announced on May 10, 2019. As of December 31, 2019, the Company had repurchased 121,852 ordinary shares for a total consideration of $11.0 million under this program.

The table below is a summary of the shares repurchased by the Company in 2019. All shares were repurchased in the open market pursuant to the share repurchase programs adopted in October 2018 and May 2019 respectively.

			Total Number of Shares	Approximate Dollar
			Purchased as Part of the	Value of Shares that
	Total Number of	Average Price Paid Per	Publicly Announced	May Yet Be Purchased
Period	Shares Purchased	Share	Programs	Under the Programs
March 2019	415,356	$88.55	415,356	$63.2 million
April 2019	659,020	$95.93	659,020	0
May 2019	60,439	$89.95	60,439	$144.6 million
June 2019	61,413	$89.95	61,413	$139.0 million
Total	1,196,228	$92.76	1,196,228	$139.0 million

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

The Company has elected to follow Cayman Islands home country practice with respect to effecting an acquisition transaction without the requirement to obtain shareholder approval, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(a) with respect to shareholder approval. The Company has also elected to follow Cayman Islands home country practice regarding the composition of the board of directors in lieu of Nasdaq Listing Rule 5605(b) that requires a majority of the board of directors to be comprised of independent directors. In addition, the Company has elected to follow Cayman Islands home country practice regarding its 2019 Equity Incentive Plan in lieu of Nasdaq Listing Rule 5605(c) that requires shareholder approval for issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants.

Except as set forth above, there are no material differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy under Nasdaq corporate governance listing standards.”

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

1.1

Amended and Restated Memorandum and Articles of Association of China Biologic Products Holdings, Inc.

(incorporated by reference to Exhibit 1.1 of the Form 20-F filed by the registrant on March 6, 2019)

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

2.8*	Description of Securities

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

Exhibit No.	Description

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

Exhibit No.	Description

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

4.27	Form of Director’s Employment Agreement (incorporated by reference to Exhibit 10.8 of the registration statement on Form SB-2 filed by the registrant on September 5, 2007)

4.28	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on July 30, 2008)

4.29	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on July 30, 2008)

4.30	Form of Guarantee and Pledge Agreement (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the registrant on June 5, 2009).

4.31	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the registrant on June 5, 2009).

4.32

Cooperation Agreement, among Guizhou Taibang, Xinjiang Deyuan and its controlling shareholder, dated August 28, 2015 (Summary English Translation) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the registrant on September 2, 2015)

Exhibit No.	Description

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

4.40*	Employment Agreement between the Company and Joseph Chow dated August 16, 2019

4.41

Third Amended and Restated Employment Agreement between the Company and Ming Yang dated August 31, 2018

(incorporated by reference to Exhibit 4.41 of the Form 20-F filed by the registrant on March 6, 2019)

4.42

Agreement and Plan of Merger by and between China Biologic Products, Inc. and China Biologic Products Holdings, Inc. dated April 28, 2017 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the registrant on April 28, 2017)

4.43

Share Exchange Agreement by and between China Biologic Products Holdings, Inc. and PW Medtech Group Limited dated October 12, 2017 (incorporated by reference to Exhibit 99.2 of the Form 6-K furnished to the SEC by the registrant on October 13, 2017)

4.44

Amendment No. 1 to the Share Exchange Agreement, dated as of December 29, 2017, by and between China Biologic Products Holdings, Inc. and PW Medtech Group Limited (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the registrant on December 29, 2017)

4.45

Supplemental Agreement to Strategic Cooperation Agreement to Source Raw Plasma dated August 1, 2018 made by and among Xinjiang Deyuan, Guizhou Taibang and Lv Xianzhong (Summary English translation) (incorporated by reference to Exhibit 99.2 of the Form 6-K furnished to the SEC by the registrant on August 3, 2018)

Exhibit No.	Description

4.46

Share Purchase Agreement by and among China Biologic Products Holdings, Inc., Beachhead Holdings Limited and Double Double Holdings Limited dated as of August 24, 2018 (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the registrant on August 27, 2018)

4.47

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

4.50	China Biologic Products Holdings, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the registrant on May 10, 2019)

8.1*	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of the Form 20-F filed by the registrant on March 6, 2019)

12.1*	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of independent registered public accounting firm

101*	Inline interactive data files pursuant to Rule 405 of Regulation S-T

*     Filed herewith.

**   Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	March 12, 2020	By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Chairman of the Board of Directors, Chief Executive Officer

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Biologic Products Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Biologic Products Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, and has changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of qualitative assessment of goodwill impairment

As discussed in Notes 3 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2019 was $309 million. The Company performs goodwill impairment testing at the reporting unit level at least annually or more frequently if events or changes in circumstances indicate that it is more likely than not (i.e. likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying amount. In the current year, the Company only performed qualitative assessments to conclude that the goodwill is not impaired.

We identified the evaluation of qualitative assessment of goodwill impairment as a critical audit matter because it involved a higher degree of auditor judgment to evaluate the identified events and circumstances that affect the reporting unit’s fair value.

The primary procedures we performed to address this critical audit matter included the following:

–    We assessed the design, implementation and operating effectiveness of the Company’s internal controls over goodwill impairment assessment process.

–     We evaluated the Company’s qualitative assessment for its reporting units as below.

–     Evaluating the Company’s identification and consideration of external factors that could significantly affect the fair value of the reporting units, such as changes in economic conditions, industry and market environment, supply of production materials and regulatory development;

–    Analyzing change of financial performance and cost factors that may have a negative effect on earnings and cash flows;

–    Analyzing other entity and reporting-unit specific events, including changes in management, key personnel and strategy.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China

March 12, 2020

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2019	December 31, 2018
		USD	USD
ASSETS
Current Assets
Cash and cash equivalents		161,750,425	338,880,559
Time deposits		497,676,069	537,478,040
Short term investments		267,830,790	76,048,594
Accounts receivable, net of allowance for doubtful accounts	4	100,270,436	125,115,842
Inventories	6	250,728,260	243,295,512
Prepayments and other current assets	5	21,469,418	36,369,275
Total Current Assets		1,299,725,398	1,357,187,822

Property, plant and equipment, net	7	177,596,563	178,327,361
Intangible assets, net	8	44,068,061	53,258,871
Land use rights, net	11	28,458,944	32,204,342
Equity method investment		16,725,513	15,428,028
Prepayments for investments in equity securities		—	10,812,893
Long term equity investments	9	10,812,893	—
Loan receivable	10	35,642,340	39,942,591
Goodwill	3	308,509,397	313,588,803
Other non-current assets	11	16,319,388	9,227,970
Total Assets		1,937,858,497	2,009,978,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable		6,262,256	11,404,642
Income tax payable	13	13,303,085	11,010,347
Other payables and accrued expenses	12	99,743,350	99,933,793
Total Current Liabilities		119,308,691	122,348,782

Deferred income		2,300,428	2,824,212
Non-current income tax payable	13	24,905,728	26,899,038
Other liabilities	11	16,491,793	13,203,485
Total Liabilities		163,006,640	165,275,517

Shareholders’ Equity
Ordinary share: par value $0.0001; 100,000,000 shares authorized; 41,910,701 and 41,616,320 shares issued at December 31, 2019 and 2018, respectively; 38,459,769 and 39,361,616 shares outstanding at December 31, 2019 and 2018, respectively		4,191	4,162
Additional paid-in capital		1,158,274,206	1,189,698,494
Treasury share: 3,450,932 and 2,254,704 shares at December 31, 2019 and 2018, respectively, at cost		(167,432,883)	(56,425,094)
Retained earnings		773,290,486	634,482,738
Accumulated other comprehensive losses		(68,421,408)	(45,710,701)
Total equity attributable to China Biologic Products Holdings, Inc.		1,695,714,592	1,722,049,599

Noncontrolling interest		79,137,265	122,653,565

Total Shareholders’ Equity		1,774,851,857	1,844,703,164

Commitments and contingencies	19	—	—

Total Liabilities and Shareholders’ Equity		1,937,858,497	2,009,978,681

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Years Ended
		December 31,	December 31,	December 31,
	Note	2019	2018	2017
		USD	USD	USD
Sales	18	503,744,922	466,877,569	370,406,840
Cost of sales		174,666,544	146,787,236	125,517,021
Gross profit		329,078,378	320,090,333	244,889,819

Operating expenses
Selling expenses		80,319,448	95,575,830	34,843,935
General and administrative expenses		73,376,457	68,817,340	67,683,667
Research and development expenses		11,734,590	9,524,412	6,503,712
Income from operations		163,647,883	146,172,751	135,858,505

Other income (expenses)
Equity in income of an equity method investee		1,587,067	2,368,995	3,509,071
Interest income		21,322,239	13,706,750	7,623,624
Interest expense		(557,597)	(338,136)	(583,432)
Other income, net		5,494,119	4,092,935	—
Total other income, net		27,845,828	19,830,544	10,549,263

Income before income tax expense		191,493,711	166,003,295	146,407,768

Income tax expense	13	28,098,525	18,036,180	64,171,809

Net income		163,395,186	147,967,115	82,235,959

Less: Net income attributable to noncontrolling interest		24,587,438	19,910,813	14,292,924

Net income attributable to China Biologic Products Holdings, Inc.		138,807,748	128,056,302	67,943,035

Earnings per share of ordinary share:	20
Basic		3.55	3.54	2.40
Diluted		3.53	3.53	2.38
Weighted average shares used in computation:	20
Basic		38,657,553	35,304,294	27,361,561
Diluted		38,897,964	35,432,959	27,605,623

Net income		163,395,186	147,967,115	82,235,959

Other comprehensive (losses)/income:
Foreign currency translation adjustment, net of nil income taxes		(20,376,586)	(60,783,829)	36,861,394

Comprehensive income		143,018,600	87,183,286	119,097,353

Less: Comprehensive income attributable to noncontrolling interest		21,694,640	12,794,989	17,876,743

Comprehensive income attributable to China Biologic Products Holdings, Inc.		121,323,960	74,388,297	101,220,610

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated	Equity
	Ordinary share		Additional			other	attributable
	Number of		paid-in	Treasury	Retained	comprehensive	to China Biologic	Noncontrolling
	Shares	Par value	capital	stock	earnings	income (losses)	Products Holdings, Inc.	interest	Total equity
		USD	USD	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2017	29,427,609	2,943	105,459,610	(56,425,094)	438,483,401	(25,320,271)	462,200,589	58,936,234	521,136,823
Net income	—	—	—	—	67,943,035	—	67,943,035	14,292,924	82,235,959
Other comprehensive income	—	—	—	—	—	33,277,575	33,277,575	3,583,819	36,861,394
Dividend declared to a noncontrolling interest shareholder	—	—	—	—	—	—	—	(10,680,008)	(10,680,008)
Share-based compensation	—	—	33,903,283	—	—	—	33,903,283	—	33,903,283
Ordinary share issued in connection with:
- Exercise of stock options	85,242	9	867,537	—	—	—	867,546	—	867,546
- Vesting of restricted shares	353,694	35	(35)	—	—	—	—	—	—
Balance as of December 31, 2017	29,866,545	2,987	140,230,395	(56,425,094)	506,426,436	7,957,304	598,192,028	66,132,969	664,324,997

Net income	—	—	—	—	128,056,302	—	128,056,302	19,910,813	147,967,115
Other comprehensive losses	—	—	—	—	—	(53,668,005)	(53,668,005)	(7,115,824)	(60,783,829)
Dividend declared to a noncontrolling interest shareholder	—	—	—	—	—	—	—	(10,145,395)	(10,145,395)
Share-based compensation	—	—	23,130,570	—	—	—	23,130,570	—	23,130,570
Issuance of ordinary shares in private placement	5,850,000	585	590,264,415	—	—	—	590,265,000	—	590,265,000
Issuance of ordinary shares to PWM in exchange for 80% equity interest of TianXinFu (Note 3)	5,521,000	552	434,888,618	—	—	—	434,889,170	53,871,002	488,760,172
Ordinary share issued in connection with:
- Exercise of stock options	121,945	12	1,184,522	—	—	—	1,184,534	—	1,184,534
- Vesting of restricted shares	256,830	26	(26)	—	—	—	—	—	—
Balance as of December 31, 2018	41,616,320	4,162	1,189,698,494	(56,425,094)	634,482,738	(45,710,701)	1,722,049,599	122,653,565	1,844,703,164

Net income	—	—	—	—	138,807,748	—	138,807,748	24,587,438	163,395,186
Other comprehensive losses	—	—	—	—	—	(17,483,788)	(17,483,788)	(2,892,798)	(20,376,586)
Dividend declared to a noncontrolling interest shareholder	—	—	—	—	—	—	—	(10,124,707)	(10,124,707)
Share-based compensation	—	—	26,600,015	—	—	—	26,600,015	—	26,600,015
Share repurchase	—	—	—	(111,007,789)	—	—	(111,007,789)	—	(111,007,789)
Acquisition of noncontrolling interests	—	—	(58,636,048)	—	—	(5,226,919)	(63,862,967)	(55,086,233)	(118,949,200)
Ordinary share issued in connection with:
- Exercise of stock options	49,900	5	611,769	—	—	—	611,774	—	611,774
- Vesting of restricted shares	244,481	24	(24)	—	—	—	—	—	—
Balance as of December 31, 2019	41,910,701	4,191	1,158,274,206	(167,432,883)	773,290,486	(68,421,408)	1,695,714,592	79,137,265	1,774,851,857

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	163,395,186	147,967,115	82,235,959
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,517,254	13,809,041	11,691,731
Amortization	9,723,617	9,416,310	1,216,959
Loss on disposal of property, plant and equipment	297,504	1,001,000	3,228,845
Fair value changes of short term investments	350,816	—	—
(Reversal of) /Allowance for doubtful accounts - accounts receivable	(77,624)	655,148	23,783
(Reversal of) /Allowance for doubtful accounts - prepayments and other receivables	(24,959)	96,267	—
Impairment for other non-current assets	—	2,671,528	—
Write-down of inventories to net realizable value	3,379,600	—	—
Deferred income tax benefit	(2,437,244)	(4,159,890)	(3,252,516)
Share-based compensation	26,600,015	23,130,570	33,903,283
Equity in income of an equity method investee	(1,587,067)	(2,368,995)	(3,509,071)
Change in operating assets and liabilities, net of effect of acquisition of TianXinFu:
Accounts receivable	22,132,899	(53,879,876)	(39,918,939)
Inventories	(14,848,008)	(42,594,485)	(42,078,261)
Prepayments and other current assets	4,403,945	(9,387,783)	(1,777,783)
Accounts payable	(1,298,670)	8,140,553	977,152
Income tax payable	2,499,525	(3,575,544)	6,047,808
Other payables and accrued expenses	2,792,697	23,693,979	16,821,694
Deferred income	(483,833)	(504,886)	(493,897)
Non-current income tax payable	(1,993,310)	(10,168,100)	37,067,138
Net cash provided by operating activities	229,342,343	103,941,952	102,183,885

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of TianXinFu	—	97,702,278	—
Purchase of time deposits	(1,682,444,149)	(1,871,773,012)	(22,669,000)
Proceeds from maturity of time deposits	1,718,265,827	1,349,949,821	—
Purchase of short term investments	(924,056,075)	(855,074,467)	—
Proceeds from maturity of short term investments	727,962,833	767,654,706	—
Payment for property, plant and equipment	(24,287,087)	(31,743,146)	(37,504,440)
Payment for intangible assets and land use rights	(149,010)	(4,973,244)	(786,691)
Proceeds from disposal of property, plant and equipment and land use rights	4,563,433	124,560	64,914
Prepayments for investments in equity securities	—	(10,812,893)	—
Net cash used in investing activities	(180,144,228)	(558,945,397)	(60,895,217)

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	611,774	1,184,534	867,546
Proceeds from short term bank loans	—	—	23,009,280
Repayment of short term bank loans	—	—	(23,412,060)
Dividend paid by subsidiaries to noncontrolling interest shareholders	(10,124,707)	(10,145,395)	(18,789,151)
Proceeds from issuance of ordinary shares	—	590,265,000	—
Prepayment to an investment bank for potential share repurchase	—	(10,000,000)	—
Payment to an investment bank for share repurchase	(110,042,776)	—	—
Refund of prepayment to an investment bank for share repurchase	9,034,987	—	—
Acquisition of noncontrolling interest	(118,949,200)	—	—
Net cash (used in) / provided by financing activities	(229,469,922)	571,304,139	(18,324,385)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,141,673	3,243,017	12,607,032

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(177,130,134)	119,543,711	35,571,315

Cash and cash equivalents at beginning of year	338,880,559	219,336,848	183,765,533

Cash and cash equivalents at end of year	161,750,425	338,880,559	219,336,848

Supplemental cash flow information
Cash paid for income taxes	30,358,013	35,449,581	24,691,429
Cash paid for interest expense	—	—	252,353
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	3,154,835	3,687,742	7,548,964
Set-off loan receivable against accounts payable	3,716,055	3,784,297	—
Share repurchase using the prepayment to an investment bank	111,007,789	—	—
Fair value of noncash assets acquired and liabilities assumed in acquisition of TianXinFu	—	337,186,892	—

See accompanying notes to Consolidated Financial Statements.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 AND 2017

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

On January 1, 2018, the Company acquired 80% equity interest in TianXinFu (Beijing) Medical Appliance Co., Ltd. (“TianXinFu”), a medical device company primarily engaging in manufacturing and sale of regenerative medical biomaterial products. Biomaterial products include artificial dura mater and spinal dura mater products, with extracted collagen as the main raw material, which are applied in brain and spinal surgeries. On June 28, 2019, Taibang Biotech (Shandong) Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into a share purchase agreement with Fujian Pingtan Centurium Investment Partnership (Limited Partnership) and Xinyu Yongshuo Management and Consulting Partnership (Limited Partnership) to purchase 15% and 5%, respectively, of the equity interest in TianXinFu from such sellers for a total cash consideration of $118.9 million and as a result, TianXinFu became an indirect wholly-owned subsidiary of the Company.

All of the Company’s plasma products require government approval before the products are sold to customers. The Company primarily sells its products to hospitals and inoculation centers directly or through distributors in the PRC.

On July 21, 2017, China Biologic Products Holdings, Inc. (the “Successor”) succeeded to the interests of China Biologic Products, Inc. (the “Predecessor”) following a redomicile merger pursuant to an agreement and plan of merger dated as of April 28, 2017 (the “Merger Agreement”) between the Successor and the Predecessor. Pursuant to the Merger Agreement, the Predecessor merged with and into the Successor, with the Successor surviving the merger and each issued and outstanding shares of Predecessor’s common stock converted into the right to receive one ordinary share of the Successor. The consolidated financial statements of the Successor represents the continuation of the financial statements of the Predecessor, reflecting the assets and liabilities, retained earnings and other equity balances of the Predecessor before the domiciliation. The equity structure is restated using the exchange ratio established in the Merger Agreement to reflect the number of shares of the Successor.

Cash Concentration

The Company maintains cash balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for its bank accounts located in the United States or may exceed Hong Kong Deposit Protection Board insured limits for its bank accounts located in Hong Kong or may exceed the insured limits for its bank accounts in China established by the People’s Bank of China. Total cash at banks and deposits, including cash and equivalents, time deposits and short term investments as of December 31, 2019 and December 31, 2018 amounted to $925,817,723 and $951,336,787, respectively, of which $2,661,396 and $3,227,530 are insured, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts.

Sales Concentration

The Company’s two major biopharmaceutical products are human albumin and IVIG. Human albumin accounted for 37.3%, 32.0% and 35.8% of the total sales for the years ended December 31, 2019, 2018 and 2017, respectively. IVIG accounted for 23.2%, 24.3% and 31.7% of the total sales for the years ended December 31, 2019, 2018 and 2017, respectively. The Company expects sales from these two products to represent a substantial portion of its sales in the future. If the market demands for human albumin and IVIG cannot be sustained in the future or the price of human albumin and IVIG decreases, the Company’s operating results could be adversely affected.

Substantially all of the Company’s customers are located in the PRC. There were no customers that individually comprised 10% or more of sales during the years ended December 31, 2019, 2018 and 2017. No individual customer represented 10% or more of accounts receivables as at December 31, 2019 and 2018. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

Purchase Concentration

There was one supplier, namely, Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”) (see Note 10), that comprised 10% or more of the total purchases during the years ended December 31, 2019, 2018 and 2017. Chongqing Sanda Great Exploit Pharmaceutical Co, Ltd. represented more than 10% of accounts payables as at December 31, 2019. No individual supplier represented 10% or more of accounts payables as at December 31, 2018.

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

Revenue Recognition

Prior to January 1, 2018, revenue was recognized when persuasive evidence of an arrangement existed, delivery of the product has occurred and the customer took ownership and assumed risk of loss, the sales price was fixed or determinable and collection of the relevant receivable was probable. For all sales, the Company required a signed contract or purchase order, which specified pricing, quantity and product specifications. Delivery of the product occurred when the customer received the product, which was when the risks and rewards of ownership have been transferred. Delivery was evidenced by signed customer acknowledgement. The Company’s sales agreements did not provide the customer the right of return, unless the product was defective in which case the Company allowed for an exchange of product or return. For the periods presented, defective product returns were inconsequential. Revenue represents the invoiced amount of products sold, net of value added taxes (VAT).

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

The Company sells biopharmaceutical and biomaterial products to hospitals, inoculation centers and distributors. For all sales, the Company requires a signed contract or purchase order, which specifies pricing, quantity and product specifications. The Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgement. The selling price, which is specified in the signed contracts or purchase orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgement. Customers are required to pay under the customary payment terms, which is generally less than six months. Advances from customers (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers the products to customers, and are included in other payables and accrued expenses.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices for identical assets or liabilities in active markets accessible to the entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

See Note 16 to the Consolidated Financial Statements.

Cash and Cash Equivalents

Cash consists of cash on hand and demand deposits. The Company considers all highly liquid investments with original maturities of three-month or less at the time of purchase and readily convertible into known amounts of cash to be cash equivalents.

As of December 31, 2019 and 2018, the Company maintained cash and cash equivalents at banks in the following locations:

	December 31, 2019	December 31, 2018
	USD	USD
PRC, excluding Hong Kong	78,412,035	158,739,504
Hong Kong	1,153,006	3,936,815
U.S.	80,745,824	175,133,834
Total	160,310,865	337,810,153

Time deposits

The Company’s time deposits represent bank financial products with original maturity of less than one year when purchased with insured principle and interest based on the stated interest rate in the agreement with the Company upon maturity. The interest earned is recorded in interest income in the statements of comprehensive income.

Short term investments

The Company’s short term investments represent bank financial products not readily available to be converted to cash with terms less than one year when purchased with floating interest rate. The Company elects to apply the fair value option for short term investments. Investment income and fair value changes from short term investments are recorded in other income, net in the statements of comprehensive income.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less than accumulated depreciation and impairment, if any.

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

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20‑45 years
Machinery and equipment	10 years
Furniture, fixtures, office equipment and vehicles	5‑10 years

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

The Company has adopted Accounting Standards Update ("ASU") 2017-04, Simplifying the Test for Goodwill Impairment, for annual goodwill impairment tests from January 1, 2018. This guidance removes Step 2 of the goodwill impairment test, which required the estimation of an implied fair value of goodwill in the same manner as the calculation of goodwill upon a business combination. Under the new amendments, the Company’s goodwill impairment review involves the following steps: 1) qualitative assessment – evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors the Company considers include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance or events-specific to that reporting unit. If or when the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, the Company would move to the quantitative method; 2) quantitative method –the Company performs the quantitative fair value test by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

In 2019, the Company only performed qualitative assessments to determine that it is not more likely than not that the fair value of each reporting unit was less than its carrying amount. No impairment of goodwill was recognized for any of the years presented.

Lease

The Company is a lessee in a number of noncancellable operating leases, primarily for warehouses and office space.

Prior to the adoption of ASC 842, operating leases were not recognized on the balance sheet of the Company, but rent expenses with fixed escalating payments and/or rent holidays were recognized on a straight-line basis over the lease term.

From January 1, 2019, the Company accounts for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date.

Key estimates and judgments include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term and (3) lease payments.

●	ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Company cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value of the underlying leased asset or the amount of the lessor’s deferred initial direct costs. Instead, the Company uses its incremental borrowing rate as the discount rate for the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Company does not generally borrow on a collateralized basis, it uses the interest rate it pays on its noncollateralized borrowings as an input to derive an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.
●	The lease term for all of the Company’s leases includes the noncancellable period of the lease plus any additional periods covered by either a Company’s option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.
●	Lease payments included in the measurement of the lease liability comprise the following:

–    Fixed payments, including in-substance fixed payments, owed over the lease term (which includes termination penalties the Company would owe if the lease term assumes the Company to exercise a termination option);

–    Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date;

–    Amounts expected to be payable under a Company-provided residual value guarantee; and

–     The exercise price of a Company option to purchase the underlying asset if the Company is reasonably certain to exercise the option.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expense in the Company’s consolidated statements of income in the same line item as expense arising from fixed lease payments (operating leases).

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

Operating lease ROU assets are presented in other non-current assets on the consolidated balance sheet. The current portion of operating lease liabilities is included in other payables and accrued expenses and the long-term portion is presented separately as other liabilities on the consolidated balance sheets.

The Company has made accounting policy elections whereby it (i) does not recognize ROU assets or lease liabilities for short term leases (those with original terms of 12-months or less) and (ii) combines lease and non-lease components for facilities leases, which primarily relate to ancillary expenses such as common area maintenance charges and management fees of its operating leases. As of December 31, 2019, the Company did not have any finance leases.

Land Use Rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC for a specified contractual term. Land use rights are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the contractual period of the rights ranging from 40 to 50 years.

Equity Method Investment

Investment in an investee in which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method. Significant influence is generally presumed to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors and participation in policy-making processes, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expenses) in the Company’s consolidated statements of comprehensive income. Deferred taxes are provided for the difference, if any, between the book and tax basis of the investment. The Company determines the difference between the carrying amount of the investee and the underlying equity in net assets which results in an excess basis in the investment. The excess basis is allocated to the underlying assets and equity method goodwill of the Company’s investee. The excess basis allocated to the underlying assets is either amortized or depreciated over the applicable useful lives. The equity method goodwill, which is $1,173,008 and $1,192,320 at December 31, 2019 and 2018, respectively, is not amortized or tested for impairment; instead the equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. The Company recognizes a loss if it is determined that other than temporary decline in the value of the investment exists. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. No impairment loss was recognized by the Company for the years ended December 31, 2019, 2018 and 2017.

The Company’s equity method investment as of December 31, 2019 and 2018 represented 35%equity interest investment in Xi’an Huitian Blood Products Co., Ltd. (“Huitian”), which the Company acquired in October 2008.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received. Grants that compensate research and development expenses are recognized as a reduction to the related research and development expenses. Grants that compensate the Company for the cost of property, plant and equipment are recognized as deferred income and are recognized as a reduction of depreciation and amortization during the useful life of the asset.

For the years ended December 31, 2019, 2018 and 2017, the Company received government grants of RMB8,468,100 (approximately $1,225,147), RMB4,837,300 (approximately $704,795) and RMB2,405,210 (approximately $368,093), respectively, which have been recognized as a reduction of research and development expenses.

For the year ended December 31, 2012, the Company received government grants of RMB18,350,000 (approximately $2,989,215) related to the technical upgrade of the manufacturing facilities in Guizhou Taibang, which was recorded as deferred income. The grants amortized amounted to $266,217, $277,801 and $271,754 for the years ended December 31, 2019, 2018 and 2017, respectively.

For the year ended December 31, 2015, the Company received government grants of RMB15,000,000 (approximately $2,452,864) related to the new manufacturing facilities for factor products in Shandong Taibang, which was recorded as deferred income. These grants are amortized as the related assets are depreciated. The grants amortized amounted to $217,616, $227,085 and $222,143 for the year ended December 31, 2019, 2018 and 2017, respectively.

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

Permits and license	5‑10 years
Customer relationships	7 years
Technical know-how	3‑12 years
Others	5‑10 years

The estimated useful life is the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows of the Company.

The in-process research and development assets acquired in a business combination are accounted for as an indefinite-lived intangible asset until completion or abandonment of the associated research and development activities.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2019, 2018 and 2017 were $11,734,590, $9,524,412 and $6,503,712, respectively. These expenses include the costs of the Company’s internal research and development activities.

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

Employee Benefit Plans

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 25% to 43% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2019, 2018 and 2017, the costs of the Company’s contributions to the defined contribution plans amounted to $5,941,209, $5,581,682, and $3,763,276, respectively.

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

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. As a result of the business combination completed on January 1, 2018 as described in Note 3, the Company classified the reportable operating segments for the year ended December 31, 2019 and 2018 into (i) biopharmaceutical products and (ii) biomaterial products. Biopharmaceutical products currently include plasma products and placenta polypeptide. The Company had one operating segment, biopharmaceutical products segment, which included plasma-based products and placenta polypeptide for the years of 2017.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). The guidance modified lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and disclosing key information about leasing arrangements. The guidance is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company adopted the guidance for financial statements periods beginning January 1, 2019 using the modified retrospective transition method and initially apply the transition provisions at January 1, 2019, which allows the Company to continue to apply the legacy guidance in ASC 840 for periods prior to 2019.

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

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). ASU 2019-04 includes the codification improvements resulting from the June 11, 2018 and November 1, 2018 Credit Losses Transition Resource Group (TRG) Meetings and the codification improvements to Update 2016-13 (Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments), etc. ASU 2019-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Based on the composition of the Company’s investment portfolio, current market conditions, and historical credit loss activity, the adoption of ASU 2016-13 and ASU 2019-04 is not expected to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12) (“ASU 2019-12”). ASU 2019-12 removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2019-12 will have on its consolidated financial statements and does not expect the impact to have a material effect.

NOTE 3 – BUSINESS COMBINATION

On October 12, 2017, the Company entered into a definitive agreement with PW Medtech Group Limited (“PWM”), a company listed on the Stock Exchange of Hong Kong Limited, to acquire 80% equity interest of TianXinFu in exchange for 5,521,000 ordinary shares of CBP. TianXinFu is a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, of which 80% equity interest was owned by PWM and 20% by a third party before this acquisition.

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

The intangible assets consist of customer relationship, technical know-how and in-process research and development assets. The fair values of the customer relationship of $54,956,664 and technical know-how of $7,514,256 are amortized over 7 years and 3–12 years, respectively on a straight line basis. The fair value of in-process research and development assets of $1,254,937 are indefinite-lived until the completion or abandonment of the associated research and development activities.

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

The carrying amount of goodwill as of December 31, 2018 and 2019 was $313,588,803 and $308,509,397, respectively. The exchange difference during the years ended December 31,2018 and 2019 for goodwill was $15,775,206, and $5,079,406.

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

Unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2017:

December 31, 2017
USD
Sales	412,248,989
Net income	100,749,486

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
	USD	USD
Accounts receivable	101,379,309	126,352,173
Less: Allowance for doubtful accounts	(1,108,873)	(1,236,331)
Total	100,270,436	125,115,842

The activity in the allowance for doubtful accounts – accounts receivable for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	USD	USD	USD
Beginning balance	1,236,331	590,991	533,596
Provisions	—	655,148	23,783
Reversal of allowance	(77,624)	—	—
Foreign currency translation adjustment	(49,834)	(9,808)	33,612
Ending balance	1,108,873	1,236,331	590,991

NOTE 5 – PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2019 mainly represented other receivables of $12,595,296, and prepayments of $7,181,729.

Prepayments and other current assets as of December 31, 2018 mainly represented other receivables of $15,897,405, prepayment to an investment bank for a share repurchase program of $10,000,000 and other prepayments of $9,081,680.

The activity in the allowance for doubtful accounts –prepayments and other receivables for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	USD	USD	USD
Beginning balance	4,783,093	4,960,020	4,671,896
Provisions	—	96,267	—
Reversal of allowance	(24,959)	—	—
Foreign currency translation adjustment	(45,331)	(273,194)	288,124
Ending balance	4,712,803	4,783,093	4,960,020

NOTE 6 – INVENTORIES

Inventories at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
	USD	USD
Raw materials	106,799,042	124,408,741
Work-in-process	75,439,226	57,457,153
Finished goods	68,489,992	61,429,618
Total	250,728,260	243,295,512

Raw materials mainly comprised of human plasma collected from the Company’s plasma collection stations. Work-in-process represented intermediate products in the process of production. Finished goods mainly comprised of plasma products. Provisions to write-down the carrying amount of inventories to its estimated net realizable value amounted to $3,379,600, nil and nil for the years ended December 31, 2019, 2018 and 2017, respectively, and were recorded as cost of sales in the consolidated statements of comprehensive income. As of December 31, 2019, there were approximately 19 tons of source plasma purchased from Xinjiang Deyuan, which were expected to go out of date and could not be put into production for lacking subsequent quarantine information, which was an essential requirement by the PRC government.  Accordingly, management has accrued 100% write-down of these source plasma to its estimated net realizable value of nil.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
	USD	USD
Buildings	87,496,197	86,923,161
Machinery and equipment	124,893,555	111,797,936
Furniture, fixtures, office equipment and vehicles	12,616,722	11,670,963
Construction in progress	10,960,485	7,713,523
Total property, plant and equipment, gross	235,966,959	218,105,583
Accumulated depreciation	(58,459,783)	(42,447,406)
Impairment of property, plant and equipment	(2,045,875)	(2,060,844)
Total property, plant and equipment, net	175,461,301	173,597,333
Prepayment for property, plant and equipment	2,135,262	4,730,028
Property, plant and equipment, net	177,596,563	178,327,361

Loss on disposal of property, plant and equipment for the year ended December 31, 2019 was $297,504. As a result of the planned commencement of operation of the new facility, the Company disposed certain machinery and equipment in the old facility of Shandong Taibang and incurred a disposal loss of $1,001,000 and $3,228,845 for the years ended December 31, 2018 and 2017.

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $16,517,254, $13,809,041 and $11,691,731, respectively. No interest expenses were capitalized into construction in progress for the years ended December 31, 2019, 2018 and 2017.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
	USD	USD
Permits and license	4,275,567	4,579,081
Customer relationship	51,473,394	52,320,870
Technical know-how	7,037,994	7,153,870
In-process research and development assets	751,102	1,194,740
Others	983,526	1,041,652
Total intangible assets	64,521,583	66,290,213
Accumulated amortization	(20,453,522)	(13,031,342)
Total intangible assets, net	44,068,061	53,258,871

Amortization expense for the years ended December 31, 2019, 2018 and 2017 was $8,116,160, $8,742,607 and $497,344, respectively.

The estimated annual amortization expense for intangible assets in each of the next five years is as follows:

For the Years Ended December 31,	Amount
USD
2020	7,998,798
2021	7,987,360
2022	7,983,682
2023	7,925,391
2024	7,860,769
Total	39,756,000

NOTE 9 – RELATED PARTY TRANSACTIONS

Private Placement

On August 24, 2018, the Company entered into (i) a share purchase agreement with Beachhead Holdings Limited (“Centurium”) and Double Double Holdings Limited (“DD”), which were then affiliated with two directors of the Company, Mr. David Hui Li and Mr. Joseph Chow, and is affiliated with Mr. David Hui Li, (ii) a share purchase agreement with PWM, the then largest shareholder of the Company with a director representative, Ms. Yue’e Zhang (iii) share purchase agreements with two third party investors, for the issuance and sale of 3,050,000, 800,000 and 2,000,000 ordinary shares of CBP at a per share purchase price of $100.9, respectively, to raise aggregate gross proceeds of approximately $590 million. The transaction was approved by a special committee formed by the board of directors of the Company, consisting of two independent directors. On the same date, CBP issued 1,800,000 ordinary shares to Centurium and 2,000,000 ordinary shares to two third party investors, pursuant to their respective share purchase agreements. On September 4, 2018, DD assigned its rights and obligations under the share purchase agreement to Centurium and CBP issued 1,250,000 additional ordinary shares to Centurium thereafter. On September 21, 2018, CBP issued 800,000 ordinary shares to PWM.

Long term equity investments

The Company’s investments without readily determinable fair values are measured using the measurement alternative, defined by ASC Topic 321, Investment-Equity Securities, at cost, less impairments, and adjusted up or down based on observable price changes in orderly transactions for identical or similar investments of the same issuer. Any adjustments resulting from impairments and/or observable price changes will be recorded in consolidated statements of comprehensive income.

On November 28, 2018, the Company entered into a share transfer agreement with Smart Step Investments Limited (“Smart Step”), the then largest shareholder of Beijing Taijie Weiye Technology Co., Ltd. (“TJWY Medical”), pursuant to which the Company purchased approximately 11.55% equity interests of TJWY Medical from Smart Step in a cash consideration of $10,812,893. Pursuant to the share transfer agreement, the Company has the right (the “put option”) to request Smart Step to redeem full or part of the equity interests in TJWY transferred at the original purchase price plus 6% compound interest rate per annum. Such put option can be exercised by the Company within 6 months from the third anniversary of the closing date of the transaction. The investment and put option are both accounted under ASC 321. The Company measured this put option at cost, less impairments. The carry amount of investment and put option are $10.0 million and $0.8 million based on the relative fair value upon completion of the transaction.

The Company paid 100% cash consideration on December 21, 2018. The transaction was completed on January 23, 2019.

TJWY Medical is a manufacturer of interventional products. The ultimate beneficial owner of Smart Step is the mother of Ms. Yue’e Zhang, a director of the Company.

No impairment loss was recognized by the Company for the year ended December 31, 2019.

Acquisition of Remaining 20% Equity Interest in TianXinFu

On June 28, 2019, Taibang Biotech (Shandong) Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into a share purchase agreement with Fujian Pingtan Centurium Investment Partnership (Limited Partnership) and Xinyu Yongshuo Management and Consulting Partnership (Limited Partnership) to purchase 15% and 5%, respectively, of the equity interest in TianXinFu from such sellers for a total cash consideration of $118.9 million (the “TianXinFu Transaction”). The Company previously acquired 80% equity interest in TianXinFu in January 2018. Upon the completion of the TianXinFu Transaction, TianXinFu became an indirect wholly-owned subsidiary of the Company.

Fujian Pingtan Centurium Investment Partnership (Limited Partnership) is an affiliate of Centurium Capital, which beneficially owned approximately 25.2% of the Company’s outstanding share capital as of March 9, 2020 and at the time of the TianXinFu Transaction was affiliated with two directors on the board of directors of the Company (the “Board”), Mr. Joseph Chow and Mr. David Hui Li.

According to ASC810, the TianXinFu Transaction is accounted for as an equity transaction, and is recognized by reducing the carrying amount of the noncontrolling interest by $55.1 million. The $63.8 million  which represented excess of the cash paid ($118.9 million) over the carrying amount of the noncontrolling interest is recognized as a decrease in additional paid-in capital. In addition, the noncontrolling interest’s share of accumulated other comprehensive income is adjusted by $5.2 million through a corresponding increase in additional paid-in capital.

NOTE 10 – LOAN RECEIVABLE

In August 2015, the Company entered into a cooperation agreement with Xinjiang Deyuan and the controlling shareholder of Xinjiang Deyuan (“Deyuan Shareholder”). Pursuant to the agreement, (i) Xinjiang Deyuan agreed to sell to Guizhou Taibang no less than 500 tonnes of source plasma in batches over the next three years, before July 31, 2018, and (ii) Guizhou Taibang agreed to provide Xinjiang Deyuan with an interest-bearing loan at an interest rate of 6% per annum with an aggregate principal amount of RMB300,000,000 (approximately $43,002,000). The loan was due July 31, 2018 and secured by a pledge of Deyuan Shareholder’s 58.02% equity interest in Xinjiang Deyuan.

In August 2018, the Company extended this cooperation agreement with Xinjiang Deyuan and Deyuan Shareholder for another 3 years to purchase at least an additional 500 tonnes of source plasma and to extend the due date of the loan to July 31, 2021.The loan is secured by a pledge of Deyuan Shareholder’s 58.02% equity interest in Xinjiang Deyuan. $3,716,055 and $3,784,297 of the loan principal was set off against the equivalent amount in accounts payable for purchase of plasma from Xinjiang Deyuan for the years ended December 31, 2019 and 2018, respectively.

Interest income of $2,162,210, $2,904,886 and $2,514,936 were recognized and nil, $695,757 and $2,514,936 were received in cash by Guizhou Taibang and $2,308,913, $2,062,426 and nil were set off against the equivalent amounts in accounts payable for the purchase of plasma from Xinjiang Deyuan for the years ended December 31, 2019, 2018 and 2017, respectively.

Since November 2019, Xinjiang Deyuan has significantly reduced the plasma volume delivered to the Company due to its operating cash shortfall and its disagreement with the Company regarding payment arrangements for purchase of plasma. As of the date of this report, the Company is still in negotiation with Xinjiang Deyuan and endeavoring to resolve the disagreement. As of December 31, 2019, no allowance was provided for the loan receivable considering the amount of loan receivable, the fair value of Deyuan shareholder’s equity interest pledged in the cooperation agreement and the ability of assets realization and solvency of Xinjiang Deyuan.

NOTE 11 – LEASES.

As of December 31, 2019, the Company has seven operating leases for land, warehouse and office with remaining terms expiring from 2020 through 2064 and a weighted average remaining lease term of 13.44 years. The Company has fair value renewal options for many of the Company’s existing leases, none of which are considered reasonably certain of being exercised or included in the minimum lease term. Weighted average discount rates used in the calculation of the lease liability is 4.75%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rent expense for the year ended December 31, 2019 was $906,670. There was no variable lease costs or sublease income for leased assets for the year ended December 31, 2019.

The impact of Topic 842 on the December 31, 2019 condensed consolidated balance sheet was as follows:

December 31, 2019
USD
Other non-current assets	5,566,093

Other payables and accrued expenses	1,172,158
Other liabilities	4,372,418
Total lease liabilities	5,544,576

Supplemental cash flow information related to leases was as follows:

December 31, 2019
USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	827,089

Right of use assets obtained in exchange for lease obligations:	5,566,093

A maturity analysis of the Company’s operating leases as of December 31, 2019 was as follows:

Future undiscounted cash flows:

Amount
USD
2020	1,410,155
2021	1,207,870
2022	1,211,943
Thereafter	2,468,904
Total	6,298,872

Discount factor	(754,296)
Lease liability	5,544,576
Amounts due within 12 months	1,172,158
Non-current lease liability	4,372,418

As previously disclosed in the consolidated financial statements for the year ended December 31, 2018 and under the previous lease standard (Topic 840), future minimum annual lease payments for the years subsequent to December 31, 2018 and in aggregate are as follows:

Amount
USD
2019	848,731
2020	938,551
2021	167,378
2022	4,095
Thereafter	170,297
Total minimum payments	2,129,052

Rent expense for the year ended December 31, 2018 was approximately $807,088.

NOTE 12 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
	USD	USD
Payables to a potential investor (1)	8,723,540	8,574,254
Payable to Guizhou Eakan Investing Corp. (2)	2,087,030	2,121,392
Salaries and bonuses payable	26,439,393	23,543,535
Accruals for sales promotion fee	32,335,868	29,401,827
Payables for construction work	3,591,000	8,181,773
Other tax payables	1,802,797	1,456,184
Advance from customers(3)	7,631,941	9,101,834
Deposits received	3,120,134	7,463,172
Lease liability - current	1,172,158	—
Others	12,839,489	10,089,822
Total	99,743,350	99,933,793

(1)

The payables to a potential investor comprises deposits received from a potential investor in the amount of $4,896,494 and $4,977,112 as of December 31, 2019 and 2018, respectively, and related interest plus penalty on these deposits totaling $3,827,046 and $3,597,142 as of December 31, 2019 and 2018, respectively.

(2)

Guizhou Taibang has payables to Guizhou Eakan Investing Corp., amounting to approximately $2,087,030 and $2,121,392 as of December 31, 2019 and 2018, respectively. The Company borrowed this interest free advance for working capital purpose for Guizhou Taibang. The balance is due on demand. See Note 19.

(3)

The change in advance from customers primarily represents cash received, less amounts recognized as sales during the year. All the advance from customers at December 31, 2018 was recognized in sales during the year ended December 31, 2019.

NOTE 13 – INCOME TAX

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

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted. The Tax Act has made significant changes to the U.S. Internal Revenue Code, including the taxation of U.S. corporations, by, among other things, limiting interest deductions, reducing the U.S. corporate income tax rate, disallowing certain deductions that had previously been allowed, altering the expensing of capital expenditures, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions. In 2017, the Company recorded a charge of approximately $40.3 million as a provisional amount for the repatriation tax on deemed repatriation to the United States of accumulated earnings. The charge for deemed repatriation will be payable by the Company over an eight-year period commencing April 2018. In 2019 and 2018, $1,993,310 and $3,250,000 repatriation tax were paid by the Company to the U.S. tax bureau.

In August 2018, based on additional implementation guidance issued by the U.S. Treasury Department and the Internal Revenue Service, the Company adjusted the provisional amount by reversing income tax payable and income tax expense of $7.5 million. The accounting for the income tax effect of the Tax Act has been completed.

The Company file U.S. federal income tax returns on a consolidated basis at a tax rate of 21% for the year of 2019.

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

Hong Kong

Taibang Holdings (Hong Kong) Limited (“Taibang Holdings”, formerly known as “Logic Holdings (Hong Kong) Limited”) is incorporated in Hong Kong and is subject to Hong Kong’s profits tax rate of 16.5%for the years ended December 31, 2019, 2018 and 2017. Taibang Holdings did not earn any income that was derived in Hong Kong for the years ended December 31, 2019, 2018 and 2017.

Health Forward Holdings Limited (“Health Forward”) is incorporated in Hong Kong and is subject to Hong Kong’s profits tax rate of 16.5%for the years ended December 31, 2019 and 2018. Health Forward did not earn any income that was derived in Hong Kong for the years ended December 31, 2019 and 2018.

The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

The PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

In October 2014, Shandong Taibang obtained a notice from the Shandong provincial government that granted it the High and New Technology Enterprise certificate. This certificate entitled Shandong Taibang to enjoy a preferential income tax rate of 15% for a period of three years from 2014 to 2016. In December 2017, Shandong Taibang renewed its high and new technology enterprise qualification, which entitled it to enjoy a preferential income tax rate of 15% for a period of three years from 2017 to 2019. Shandong Taibang will apply for an additional three years from 2020 to 2022 upon the expiration of such certificate.

According to CaiShui [2011] No. 58 dated July 27, 2011, Guizhou Taibang, being a qualified enterprise located in the western region of the PRC, enjoys a preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2020.

In September 2014, Guizhou Taibang obtained a notice from the Guizhou provincial government that granted it the High and New Technology Enterprise certificate. This certificate entitled Guizhou Taibang to enjoy a preferential income tax rate of 15% for a period of three years from 2014 to 2016. In November 2017, Guizhou Taibang renewed its high and new technology enterprise qualification, which entitled it to enjoy a preferential income tax rate of 15% for a period of three years from 2017 to 2019. Guizhou Taibang will apply for an additional three years from 2020 to 2022 upon the expiration of such certificate.

TianXinFu was recognized by Beijing provincial government as a high and new technology enterprise in 2009 and the latest renewal of its qualification was obtained in 2018, which entitled TianXinFu to enjoy a preferential income tax rate of 15%for a period of three years from 2018 to 2020.

The components of earnings (losses) before income tax expense by jurisdictions are as follows:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
PRC, excluding Hong Kong	202,870,388	175,225,854	171,787,763
U.S.	(12,932,509)	(11,303,223)	(28,866,395)
BVI	1,563,160	2,341,136	3,488,680
Hong Kong	(7,328)	(260,472)	(2,280)
Total	191,493,711	166,003,295	146,407,768

Income tax expense for the years ended December 31, 2019, 2018 and 2017 represents current income tax expense and deferred income tax (benefit)/expense:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
Current income tax expense-PRC	30,228,726	29,715,744	27,133,958
Current income tax expense-US	307,043	(7,519,674)	40,290,367
Deferred income tax benefit-PRC	(2,770,534)	(4,657,379)	(3,252,516)
Deferred income tax expense-US	333,290	497,489	—
Total income tax expense	28,098,525	18,036,180	64,171,809

The effective income tax rate based on income tax expense and earnings before income taxes reported in the consolidated statements of comprehensive income differs from the PRC statutory income tax rate of 25% due to the following:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	(in percentage to earnings before income tax expense)
PRC statutory income tax rate	25.0%	25.0%	25.0%
Non-deductible expenses:
Share-based compensation	1.8%	1.4%	3.7%
Others	0.4%	0.9%	1.1%
Tax rate differential	(0.3)%	(0.5)%	(0.9)%
Effect of PRC preferential tax rate	(9.4)%	(9.0)%	(11.1)%
Bonus deduction on research and development expenses	(2.4)%	(2.3)%	(1.5)%
Change in valuation allowance	0.0%	0.4%	(0.6)%
Repatriation tax	—	(4.5)%	29.4%
Tax effect of equity method investment	0.2%	0.3%	(0.6)%
Excess tax benefits from stock option exercises	(0.6)%	(0.8)%	(0.7)%
Effective income tax rate	14.7%	10.9%	43.8%

The PRC tax rate has been used because the majority of the Company’s consolidated pre-tax earnings arise in the PRC.

As of December 31, 2019 and 2018, significant temporary differences between the tax basis and financial statement basis of assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31, 2019	December 31, 2018
	USD	USD
Deferred income tax assets arising from:
-Accrued expenses	8,982,660	7,587,118
-Deferred income	177,383	213,086
-Property, Plant and Equipment	1,079,536	1,149,033
-Other non-current assets	190,440	158,607
-Tax loss carryforwards	3,120,172	4,300,813
Gross deferred income tax assets	13,550,191	13,408,657

Less: valuation allowance	(3,120,172)	(4,300,813)
Net deferred income tax assets	10,430,019	9,107,844

Deferred income tax liabilities arising from:
- Property, plant and equipment	(115,677)	(129,636)
- Intangible assets	(6,575,677)	(7,947,786)
- Land use rights	(529,090)	(552,602)
- Equity method investment	(830,779)	(497,489)
- Dividend withholding tax	(3,774,778)	(3,774,778)
Deferred income tax liabilities	(11,826,001)	(12,902,291)

Classification on consolidated balance sheets:

Deferred income tax assets, included in other non-current assets	10,430,019	9,107,844

Deferred income tax liabilities, included in other liabilities	(11,826,001)	(12,902,291)

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

The deferred income tax assets of $3,120,172 for tax loss carry forwards as of December 31, 2019 represented tax loss carryforwards of certain PRC subsidiaries. For PRC income tax purposes, these PRC subsidiaries had tax loss carryforwards of $14,696,748, of which $4,136,265, $4,568,923, $716,377, $4,076,401 and $1,198,782 would expire by 2020, 2021, 2022, 2023 and 2024, respectively, if unused. In view of their cumulative losses positions, management determined it is more likely than not that deferred income tax assets of these PRC subsidiaries will not be realized, and therefore full valuation allowances of $3,120,172 and $4,300,813 were provided as of December 31, 2019 and 2018, respectively.

For United States federal income tax purposes, CBP had nil tax loss carry forwards as of December 31, 2019 and 2018. All tax loss brought forwards of CBP has been utilized by December 31, 2017 as a result of the repatriation tax on deemed repatriation of accumulated earnings to the United States.

The following table presents the movement of the valuation allowance for deferred income tax assets for the years ended December 31, 2019, 2018 and 2017:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	USD	USD	USD
Beginning balance	4,300,813	5,031,657	26,629,179
Addition (deduction) during the year	(1,123,767)	(507,897)	(21,927,117)
Foreign currency translation adjustment	(56,874)	(222,947)	329,595
Ending balance	3,120,172	4,300,813	5,031,657

According to the prevailing PRC income tax law and relevant regulations, dividends relating to earnings accumulated beginning on January 1, 2008 that are received by non-PRC-resident enterprises from PRC-resident enterprises are subject to withholding tax at 10%, unless reduced by tax treaties or similar arrangement. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Further, dividends received by the Company from its overseas subsidiaries are subject to the U.S. federal income tax less any qualified foreign tax credits. Based on the dividend policy the Company has provided the deferred income tax liabilities of $7,351,023 on undistributed earnings of $74 million, approximately 50% of Shandong Taibang’s total undistributed earnings at December 31, 2014. The balance of the deferred income tax liabilities was reduced by $2,310,512 during the year ended December 31, 2018 when the dividends of RMB148,760,000 (approximately $21,674,332) was distributed to Taibang Holdings (Hong Kong) Limited by Taibang Biotech (Shandong) Co., Ltd.. Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred income tax liabilities on the remaining undistributed earnings of the PRC subsidiaries totaling $806.2 million as of December 31, 2019.

As of January 1, 2017 and for each of the years ended December 31, 2019, 2018 and 2017, the Company and its subsidiaries did not have any unrecognized tax benefits, and therefore no interest or penalties related to unrecognized tax benefits were accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and each of its PRC subsidiaries file income tax returns in the United States and the PRC, respectively. The Company is subject to U.S. federal income tax examination by tax authorities for tax years beginning in 2007. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 (approximately $14,334). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC tax authorities for the tax years beginning in 2013.

NOTE 14 – OPTIONS AND NONVESTED SHARES

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

For the years ended December 31, 2019, 2018 and 2017, no stock options to purchase ordinary share were granted to any directors or employees.

A summary of stock options activity for the years ended December 31, 2019, 2018 and 2017 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
	Options	Price	Term in years	Intrinsic Value
		USD		USD
Outstanding as of January 1, 2017	314,491	10.32	3.84	30,568,083
Granted	—	—
Exercised	(85,242)	10.18		(7,868,258)
Forfeited and expired	—	—
Outstanding as of December 31, 2017	229,249	10.37	2.61	15,168,276
Granted	—	—
Exercised	(121,945)	9.71		(9,137,231)
Forfeited and expired	—	—
Outstanding as of December 31, 2018	107,304	11.13	2.28	7,570,681
Granted	—	—
Exercised	(49,900)	12.26		(3,910,884)
Forfeited and expired	—	—
Outstanding as of December 31, 2019	57,404	10.14	1.93	4,106,623
Vested as of December 31, 2019	57,404	10.14	1.93	4,106,623
Exercisable as of December 31, 2019	57,404	10.14	1.93	4,106,623

For the years ended December 31, 2019, 2018 and 2017, no stock compensation expense relating to stock options was recorded in general and administrative expenses by the Company.

Nonvested shares

For the years ended December 31, 2019, 2018 and 2017, nonvested shares were granted to certain directors and employees (collectively, the “Participant”). Pursuant to the nonvested share grant agreements between the Company and the Participant, the Participant will have all the rights of a shareholder with respect to the nonvested shares. The nonvested shares granted to directors generally vest in one or two years. The nonvested shares granted to employees generally vest in four years.

A summary of nonvested shares activity for the year ended December 31, 2019, 2018 and 2017 is as follow:

	Number of	Grant date weighted
	nonvested shares	average fair value
		USD
Outstanding as of January 1, 2017	912,650	104.51
Granted	356,150	89.94
Vested	(353,694)	91.32
Forfeited	(1,080)	98.20
Outstanding as of December 31, 2017	914,026	103.95
Granted	333,620	79.23
Vested	(256,830)	100.91
Forfeited	(385,425)	98.86
Outstanding as of December 31, 2018	605,391	94.85
Granted	—	—
Vested	(244,481)	100.93
Forfeited	(6,300)	96.71
Outstanding as of December 31, 2019	354,610	90.63

For the years ended December 31, 2019, 2018 and 2017, the Company recorded stock compensation expense in the amount of $22,317,649, $23,130,570 and $33,903,283 relating to nonvested shares in general and administrative expenses, respectively.

As of December 31, 2019, approximately $21,964,345 of stock compensation expense with respect to nonvested shares is to be recognized over weighted average period of approximately 1.72 years.

Restricted share units

Effective May 10, 2019, the Board of Directors adopted the China Biologic 2019 Equity Incentive Plan, (“the 2019 Plan”). The 2019 Plan provides for grants of stock options, restricted shares, restricted share units, share appreciation rights, and other share-based awards. A maximum of 1,650,000 Shares will be available for issuance under the 2019 Plan. The shares may be authorized and unissued Shares or shares now held or subsequently acquired by the Company. For the years ended December 31, 2019, restricted share units were granted to certain directors and employees (collectively, the “Participant”). Pursuant to the restricted share units grant agreements between the Company and the Participant, the Participant will not have any of the rights of a shareholder with respect to the restricted share units until vested. The restricted share units granted to directors generally vest in one or two years. The restricted share units granted to employees generally vest in four years.

A summary of restricted share units activity for the year ended December 31, 2019 is as follow:

	Number of	Grant date weighted
	restricted share units	average fair value
USD
Outstanding as of January 1, 2019	—	—
Granted	407,786	96.78
Vested	—	—
Forfeited	—	—
Outstanding as of December 31, 2019	407,786	96.78

For the years ended December 31, 2019, the Company recorded stock compensation expense in the amount of $4,282,366 relating to restricted share units in general and administrative expenses.

As of December 31, 2019, approximately $35,183,796 of stock compensation expense with respect to restricted shares units is to be recognized over weighted average period of approximately 3.50 years.

NOTE 15 – STATUTORY RESERVES

The Company’s PRC subsidiaries are required to allocate at least 10%of its after tax profits as determined under generally accepted accounting principles in the PRC to its statutory surplus reserve until the reserve balance reaches 50% of respective registered capital. For the years ended December 31, 2019, 2018 and 2017, the Company’s PRC subsidiaries made appropriations to the reserve fund of $1,393,320, $18,844,626 and $5,051, respectively. The accumulated balance of the statutory reserve as of December 31, 2019 and 2018 was $54,751,734 and $53,358,414, respectively.

NOTE 16 – FAIR VALUE MEASUREMENTS

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, time deposits, short term investments, accounts receivable, other receivables, loan receivable, accounts payable, and other payables and accrued expenses. Management used the following methods and assumptions to estimate the fair value of financial assets and liabilities at the relevant balance sheet dates:

Fair Value of Financial Instruments

Short term financial assets and liabilities (including cash and cash equivalents, time deposits, accounts receivable, loan receivable, other receivables,accounts payable, and other payables and accrued expenses) – The carrying amounts of the short term financial assets and liabilities approximate their fair values because of the short maturity of these instruments.

Loan receivable – The carrying amounts of loan receivable approximate their fair value. The fair value is estimated using discounted cash flow analysis based on the borrower’s incremental borrowing rates for similar borrowing.

Recurring Fair Value Measurements

The Company elects the fair value option to account for short term investments. The Company values its short term investments using the effective interest method with inputs of annualized rate of return provided by issuing banks. The annualized rate of return range from 2.80% to 4.00% depending on the amount and time period invested. The Company classifies the valuation techniques that use these inputs as Level 2.

NOTE 17– SHARE REPURCHASE

On November 1, 2018, the Company announced a share repurchase program, which was approved by the Board of Directors on October 30, 2018. Under the share repurchase program, CBP may repurchase up to $100 million worth of shares over 6 months following the date of approval.

In late April 2019, the Company completed the share repurchase program previously authorized by its board of directors in 2018, having repurchased an aggregate of 1,074,376 shares for a total consideration of $100 million.

In May 2019, the Company’s board of directors authorized an additional share repurchase program under which the Company may repurchase up to $150 million worth of shares over a 12-month period. As of December 31, 2019, the Company had repurchased 121,852 shares for a total consideration of $11.0 million under this program.

NOTE 18 – SALES

The Company’s sales by product categories for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
Plasma products:
Human Albumin	187,835,401	149,369,846	132,498,791
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	117,147,536	113,490,790	117,511,797
Other Immunoglobulin products	72,071,759	59,470,912	50,147,328
Others	53,706,467	31,677,439	21,049,636
Placenta Polypeptide	26,977,805	68,157,257	49,199,288
Biopharmaceutical products	457,738,968	422,166,244	370,406,840
Artificial Dura Mater	42,275,272	40,644,561	—
Others	3,730,682	4,066,764	—
Biomaterial products	46,005,954	44,711,325	—
Total	503,744,922	466,877,569	370,406,840

The Company’s sales by channel for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
Plasma products:
Distributors	220,149,266	174,698,620	126,381,596
Hospitals and inoculation centers	210,611,897	179,310,367	194,825,956
	430,761,163	354,008,987	321,207,552
Placenta Polypeptide:
Distributors	26,977,805	68,157,257	49,199,288
Total Biopharmaceutical products	457,738,968	422,166,244	370,406,840
Biomaterial products:
Distributors	43,774,081	42,717,750	—
Hospitals	2,231,873	1,993,575	—
Total Biomaterial products	46,005,954	44,711,325	—
Total	503,744,922	466,877,569	370,406,840

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2019, commitments outstanding for the purchase of property, plant and equipment approximated $11,021,364.

As of December 31, 2019, commitments outstanding for the purchase of plasma approximated $33,659,897.

The following table sets forth the Company’s material contractual obligations as of December 31, 2019:

	Payments due by period
	Less than	One to	Two to	Three to	Four to
Contractual Obligations	one year	two years	three years	four years	five years
Purchase of plasma commitment(1)	17,633,688	16,026,209	—	—	—
Capital commitment	9,919,228	1,102,136	—	—	—
Total	27,552,916	17,128,345	—	—	—

(1)	See Note 10.

Legal proceedings

PRC Lawsuit

-Dispute with an Individual over a Due-on-demand Loan of Guizhou Taibang

In June 2017, an individual brought a lawsuit against Guizhou Taibang and Guizhou Eakan  Investing Corp. (“Guizhou Eakan”), an entity affiliated with one of Guizhou Taibang’s former noncontrolling shareholders, requesting repayment of RMB14,560,000 (approximately $2,087,030) and related fund possession cost amounting to approximately RMB37,141,600 (approximately $5,323,877). The plaintiff alleged that he entered into an agreement with Guizhou Eakan in May 2007, according to which he provided RMB14,560,000 for Guizhou Eakan to satisfy Guizhou Taibang’s loan request.

On February 28, 2018, the trial was set in Shanghai Pudong New Area People’s Court. In March 2018, the court dismissed the trial for lack of jurisdiction and then transferred the trial to Shanghai No.1 Intermediate People’s Court (“No.1 Court”).

On December 26, 2019, the plaintiff applied for withdrawal  of action. The No.1 Court granted approval of the plaintiff’s application on December 27, 2019.

As of December 31, 2019, Guizhou Taibang has maintained RMB14,560,000 (approximately $2,087,030) payable to Guizhou Eakan on its balance sheet.

- Dispute with an Individual over Capital Injection into Guizhou Taibang

In January 2019, another individual who claimed to be a strategic investor of Guizhou Taibang brought a lawsuit against Guizhou Taibang, requesting to register her alleged ownership interest in Guizhou Taibang with the local Administration for Market Regulation (“AMR”, formerly known as the Administration of Industry and Commerce). The plaintiff alleged that she entered into an Equity Purchase Agreement with Guizhou Taibang in May 2007, according to which she paid RMB11,200,000 (approximately $1,605,408) to Guizhou Taibang in exchange for approximately 4.71% of Guizhou Taibang’s equity interests.

On March 14, 2019, Shanghai Xuhui District People’s Court notified Guiyang Dalin Biologic Technologies Co., Ltd., requesting its participation in the action as a third party in the case. On January 2, 2020, the plaintiff applied for withdrawal of action. Shanghai Xuhui District People’s Court granted approval of the plaintiff’s application on January 2, 2020.

- Dispute with an Individual over a Technical Cooperation Development Contract of TianXinFu

On March 20, 2015, an individual brought a lawsuit against TianXinFu, alleging that he was entitled to 15% of the profits of TianXinFu from selling biomaterial products during the period from January 1, 2000 to August 31, 2014 pursuant to a technical cooperation development contract and other related agreements. The plaintiff requested the payment of RMB10,000,000 by TianXinFu.

On October 15, 2019, Beijing Dongcheng People’s Court ruled that TianXinFu should pay RMB10,000,000 to the plaintiff.

In October 2019, TianXinFu filed an appeal to the Beijing Intellectual Property Court and the first-instance judgment ruled by the Beijing Dongcheng People’s Court is not yet in force accordingly. As of the reporting date, no loss contingency regarding this lawsuit was accrued since it is not probable that a liability will incur and the amount of loss cannot be reasonably estimated.

Cayman Lawsuit

On August 27, 2018, the Company’s former Chairman and CEO Mr. David (Xiaoying) Gao commenced a proceeding against the Company in the Grand Court of the Cayman Islands (the “Court”), principally seeking (a) a declaration that the private placement that was announced by the Company on August 24, 2018 was invalid and void, (b) an order requiring the Company to reverse and/or rescind any transactions carried out pursuant to the private placement, and (c) an injunction to prevent further shares from being issued by the Company to the entities participating in the private placement. The private placement was completed on September 21, 2018. On October 5, 2018, the Company made an application to the Court for dismissal of Mr. Gao’s lawsuit on the ground, among others, that Mr. Gao lacked standing to pursue the claims. On December 13, 2018, the Court granted the Company’s application and dismissed Mr. Gao’s lawsuit. On December 21, 2018, the Court granted Mr. Gao leave to appeal its December 13, 2018 order. Pursuant to the Cayman Islands Court of Appeal Rules, Mr. Gao was required to lodge a Notice of Appeal within 14 days of being granted leave to appeal. As of the date of this report, the Court of Appeal had no record of a Notice of Appeal relating to this case, and the Company has not been served with a Notice of Appeal or any further documents relating to this litigation.

NOTE 20 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	USD	USD	USD
Net income attributable to China Biologic Products Holdings, Inc.	138,807,748	128,056,302	67,943,035
Earnings allocated to participating nonvested shares	(1,690,519)	(3,072,170)	(2,188,633)
Net income used in basic and diluted earnings per ordinary share	137,117,229	124,984,132	65,754,402

Weighted average shares used in computing basic earnings per ordinary share	38,657,553	35,304,294	27,361,561
Diluted effect of stock option and restricted share units	240,411	128,665	244,062
Weighted average shares used in computing diluted earnings per ordinary share	38,897,964	35,432,959	27,605,623

Basic earnings per ordinary share	3.55	3.54	2.40
Diluted earnings per ordinary share	3.53	3.53	2.38

During the years ended December 31, 2019, 2018 and 2017, no potential ordinary shares outstanding were excluded from the calculation of diluted earnings per ordinary share.

NOTE 21 – CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. (PARENT COMPANY)

The following represents condensed unconsolidated financial information of the Parent Company only:

Condensed Balance Sheets:

	December 31, 2019	December 31, 2018
	USD	USD
Cash	80,745,824	175,133,834
Time deposits	432,000,000	430,000,000
Prepayments and prepaid expenses	2,443,868	12,140,443
Total Current Assets	515,189,692	617,274,277
Property, plant and equipment, net	49	88
Investment in and amounts due from subsidiaries	1,214,913,704	1,139,337,487
Total Assets	1,730,103,445	1,756,611,852

Other payables and accrued expenses	5,723,648	4,544,071
Income tax payable - current	2,928,698	2,621,655
Total Current Liabilities	8,652,346	7,165,726
Income tax payable - non current	24,905,728	26,899,038
Other liabilities	830,779	497,489
Total Liabilities	34,388,853	34,562,253

Total Shareholders’ Equity	1,695,714,592	1,722,049,599

Total Liabilities and Shareholders’ Equity	1,730,103,445	1,756,611,852

Condensed Statements of Comprehensive Income:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	USD	USD	USD
Equity in income of subsidiaries	152,380,590	132,337,339	137,099,797
General and administrative expenses	(25,944,997)	(16,575,019)	(28,879,890)
Interest income	13,012,488	5,271,797	13,495
Earnings before income tax expense	139,448,081	121,034,117	108,233,402
Income tax (benefits)/expense	640,333	(7,022,185)	40,290,367
Net Income	138,807,748	128,056,302	67,943,035

Condensed Statements of Cash Flows:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	USD	USD	USD
Net cash provided by / (used in) operating activities	8,008,005	(6,211,606)	(3,830,330)
Net cash used in investing activities	(2,000,000)	(404,812,895)	(3,000,000)
Net cash (used in) / provided by financing activities	(100,396,015)	581,449,534	—
Net (decrease) / increase in cash	(94,388,010)	170,425,033	(6,830,330)
Cash at beginning of year	175,133,834	4,708,801	11,539,131
Cash at end of year	80,745,824	175,133,834	4,708,801

NOTE 22 – SEGMENT INFORMATION

The Company’s principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Company’s internal organization. The Company’s reportable segments for the years ended December 31, 2019 and 2018 were biopharmaceutical products and biomaterial products as a result of the acquisition of TianXinFu completed on January 1, 2018 as described in Note 3. The Company had one operating segment, biopharmaceutical products segment, which included plasma-based products and placenta polypeptide for the year of 2017.

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

The accounting policies of the segments are the same as those used by the Company.

Segment information for the years ended and as of December 31, 2019 and December 31, 2018 are as follows:

	Biopharmaceutical	Biomaterial
	Products	Products	Total
	USD	USD	USD
Year ended December 31, 2019
Sales	457,738,968	46,005,954	503,744,922
Cost of sales	170,119,887	4,546,657	174,666,544
Gross profit	287,619,081	41,459,297	329,078,378
Income from operations	146,889,589	16,758,294	163,647,883
Net income	138,237,792	25,157,394	163,395,186
Equity in income of an equity method investee	1,587,067	—	1,587,067
Interest income	21,292,269	29,970	21,322,239
Share-based compensation	26,600,015	—	26,600,015
Depreciation and Amortization	17,729,392	8,511,479	26,240,871

Segment assets	2,195,660,575	368,932,329	2,564,592,904
Capital expenditures	22,966,579	3,826,444	26,793,023
Equity method investment	16,725,513	—	16,725,513

	Biopharmaceutical	Biomaterial
	Products	Products	Total
	USD	USD	USD
Year ended December 31, 2018
Sales	422,166,244	44,711,325	466,877,569
Cost of sales	141,683,089	5,104,147	146,787,236
Gross profit	280,483,155	39,607,178	320,090,333
Income from operations	128,980,355	17,192,396	146,172,751
Net income	131,561,108	16,406,007	147,967,115
Equity in income of an equity method investee	2,368,995	—	2,368,995
Interest income	13,704,954	1,796	13,706,750
Share-based compensation	23,130,570	—	23,130,570
Depreciation and Amortization	13,902,507	9,322,844	23,225,351
Income tax expense	15,353,208	2,682,972	18,036,180

Segment assets	2,095,996,321	348,885,628	2,444,881,949
Capital expenditures	35,245,016	1,471,374	36,716,390
Equity method investment	15,428,028	—	15,428,028

Reconciliation of segment assets to consolidated total assets:

	December 31,	December 31,
	2019	2018
	USD	USD
Total segment assets	2,564,592,904	2,444,881,949
Elimination of intercompany investment balances	(626,734,407)	(434,903,268)
Consolidated total assets	1,937,858,497	2,009,978,681

As substantially all of the Company’s revenue is derived from the PRC and substantially all of the Company’s long-lived assets are located in the PRC, no geographical information is presented. In addition, revenue derived from and long-lived assets located in Cayman Islands, the Company’s country of domicile, are immaterial.

NOTE 23 – SUBSEQUENT EVENTS

Because of the outbreak of coronavirus in China from January, the Company has closed all plasma collection stations since late January, and most plasma collection stations were approved by local government to commence collection operation as of the date of this report. Due to the mechanism of the Company’s production cycle, the impact of the reduced collection volume of raw material, plasma, would be reflected in the second half year of 2020 or in the next year. However, the outbreak has a positive impact on the sales of certain plasma products.

The Company will continue to monitor and modify the operating strategies. Given the dynamic nature of these circumstances, the reduced collection volume of plasma, the increased sales volume of certain plasma products and related financial impact cannot be reasonably estimated at this time.